Exhibit 99.1

                    , 2016

Dear Community Health Systems, Inc. Stockholder:

As announced on August 3, 2015, I am pleased to provide you with the enclosed Information Statement relating to the spin-off by Community Health Systems, Inc. (“CHS”) to its stockholders of 100% of the common stock of a new independent, publicly traded hospital and management advisory services company, Quorum Health Corporation (“QHC”). QHC will own or lease a diversified portfolio of 38 hospitals with an aggregate of 3,582 licensed beds geographically diversified across 16 states, primarily located in cities or counties having populations of 50,000 or less. QHC will also operate Quorum Health Resources, LLC, a leading hospital management advisory and consulting business.

CHS will remain one of the largest publicly traded hospital companies in the United States and a leading operator of general acute care hospitals in communities across the country. Immediately following the completion of the spin-off, CHS’ stockholders will own all of the outstanding shares of common stock of QHC. CHS’ Board of Directors believes that the spin-off is in the best interests of our company and its stockholders, as the separation of CHS’ hospital business in certain markets as a stand-alone public company will permit CHS’ management to focus primarily on larger markets and on investing in strengthening its regional healthcare networks. The spin-off will promote more efficient management of the hospitals to be spun off and Quorum Health Resources, LLC by, among other benefits, (i) eliminating internal competition with other CHS’ hospitals for capital, key management and other resources, (ii) developing a tailored operating and marketing strategy focused on the markets served by QHC, (iii) optimizing and executing on growth opportunities that are unique to QHC, and (iv) developing management incentive tools that are more closely aligned with the success of QHC’s business objectives and opportunities.

The spin-off will be completed by way of a pro rata distribution of QHC common stock to CHS’ stockholders of record as of                     , 2016, the spin-off record date. Each CHS stockholder will receive one share of QHC common stock for every 4 shares of CHS common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the spin-off, stockholders may request that their shares of QHC common stock be transferred to a brokerage or other account at any time.

The spin-off is subject to certain customary conditions. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your shares of QHC common stock. In addition, you do not need to pay any consideration or surrender or exchange your CHS common shares.

Immediately following the spin-off, you will own common stock in CHS and QHC. CHS common stock will continue to trade on the New York Stock Exchange (“NYSE”) under the symbol “CYH.” QHC common stock has been authorized for listing on the NYSE under the symbol “QHC.”

The enclosed Information Statement, which is being mailed to all CHS’ stockholders, describes the spin-off in detail and contains important information about QHC, including historical combined financial statements. We urge you to read the Information Statement carefully.

I want to thank you for your continued support of CHS and we look forward to your support of both companies in the future.

Sincerely,

Wayne T. Smith

Chairman of the Board and Chief Executive Officer

Community Health Systems, Inc.

                    , 2016

Dear Future Quorum Health Corporation Stockholder:

It is our pleasure to welcome you as a future stockholder of our company, Quorum Health Corporation (“QHC”). Following the spin-off, we will be an operator and manager of general acute care hospitals and outpatient services in the United States. As of December 31, 2015, we directly owned or leased 38 hospitals and managed 93 non-affiliated hospitals through our subsidiary, Quorum Health Resources, LLC, a leader in hospital management advisory and consulting services.

As an independent, publicly traded company, we believe that we can create greater value for you, the stockholder, than we could as a part of Community Health Systems, Inc. We intend to grow our business by implementing strategies specific to our target markets that include the expansion of acute care hospital services and outpatient service lines, hiring and recruiting physicians and non-physician providers and enhancing patient quality of care and satisfaction, while controlling costs and investing in technology and facilities.

The common stock of QHC has been authorized for listing on the NYSE under the symbol “QHC.”

We invite you to learn more about QHC by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a stockholder of QHC.

Sincerely,

Thomas D. Miller

President and Chief Executive Officer

Quorum Health Corporation

The information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED MARCH 22, 2016

INFORMATION STATEMENT

Quorum Health Corporation

Common Stock

(par value $0.0001 per share)

This Information Statement is being sent to you in connection with the separation of Quorum Health Corporation from Community Health Systems, Inc. (“CHS”), following which Quorum Health Corporation will be an independent, publicly traded company. As part of the separation, CHS will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of Quorum Health Corporation common stock on a pro rata basis to the holders of CHS common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” Each CHS stockholder will receive one share of Quorum Health Corporation common stock for every 4 shares of CHS common stock held by such stockholder on                     , 2016, the record date. All of the shares of Quorum Health Corporation common stock will be distributed to CHS stockholders in a manner that is intended to be generally tax-free for U.S. federal income tax purposes (other than with respect to cash received in lieu of fractional shares). The distribution of shares will be made in book-entry form. The distribution will be effective as of          p.m., New York time, on                     , 2016. Immediately after the distribution becomes effective, we will be an independent, publicly traded company.

No vote or other action of CHS stockholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. CHS stockholders will not be required to pay any consideration for the shares of Quorum Health Corporation common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their CHS common stock or take any other action in connection with the spin-off.

All of the outstanding shares of Quorum Health Corporation common stock are currently owned by CHS. Accordingly, there is no current trading market for Quorum Health Corporation common stock. We expect, however, that a limited trading market for Quorum Health Corporation common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Quorum Health Corporation common stock will begin the first trading day after the distribution date. Quorum Health Corporation common stock has been authorized for listing on the NYSE under the ticker symbol “QHC.”

In reviewing this Information Statement, you should carefully consider the matters described in “Risk Factors” beginning on page 22 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2016.

This Information Statement was first mailed to CHS stockholders on or about                     , 2016.

About this Information Statement

Except as otherwise indicated or unless the context otherwise requires, all references in this Information Statement to (i) “we,” “our,” “us,” “QHC” and the “Company” refer to the combined business of the hospitals and related business operations, and Quorum Health Resources, LLC and its related business operations (collectively, “Quorum Health”), that CHS will contribute to Quorum Health Corporation, a Delaware corporation, in connection with the spin-off and (ii) “CHS” and “Parent” refer to Community Health Systems, Inc. and its consolidated subsidiaries.

Except as otherwise indicated or unless the context otherwise requires, the information contained in this Information Statement assumes the completion of the transactions described in this Information Statement in connection with the spin-off of QHC from CHS, but does not give effect to any potential hospital divestitures subsequent to the spin-off.

Industry and Market Data

This Information Statement includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry and government publications and surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding any such data, forecasts and information presented herein, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this Information Statement.

i

INFORMATION STATEMENT SUMMARY

This summary highlights information contained in this Information Statement and provides an overview of our company, our separation from Community Health Systems, Inc. and the distribution of QHC common stock by Community Health Systems, Inc. to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited pro forma condensed combined financial statements and the respective notes to those statements appearing elsewhere in this Information Statement.

Our Company

Quorum Health is an operator and manager of general acute care hospitals and outpatient services in the United States. As of December 31, 2015, we owned or leased 38 hospitals and managed 93 non-affiliated hospitals. Our owned and leased hospitals are geographically diversified across 16 states with an aggregate of 3,582 licensed beds. The majority of these hospitals are located in cities or counties having populations of 50,000 or less. In over 84% of our markets, we are the sole provider of general acute care health services. We also operate Quorum Health Resources, LLC (“Quorum Health Resources” or “QHR”), a leader in hospital management advisory and consulting services that provides services to non-affiliated general acute care hospitals primarily located in similar markets as our sole provider hospitals. For the year ended December 31, 2015, we generated $2.2 billion in net operating revenues, $263.7 million in Adjusted EBITDA and $42.9 million in net cash provided by operating activities. See “Summary Historical and Pro Forma Condensed Combined Financial Data” for a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net cash provided by operating activities, the most directly comparable U.S. GAAP measure.

We operate hospitals where we can build a strong presence in markets that are typically characterized by improving demographic and economic trends and favorable competitive conditions. In most of our markets, we are the sole provider of general acute care health services. As a result, the majority of our hospitals operate in service areas that typically support less direct competition for our hospital-based services. A number of our hospitals are located in markets adjacent to highly populated areas that are closely integrated with much larger communities where the population, workforce and demand for healthcare services continue to grow and may benefit our hospitals and outpatient services. We believe our communities view the local hospital as an integral part of the community and our hospitals are positioned as leading acute care service providers.

Through Quorum Health Resources, we provide a wide range of hospital management advisory and healthcare consulting services. As of December 31, 2015, Quorum Health Resources provided management advisory and consulting services to 93 non-affiliated hospitals in 33 states with over 7,000 licensed beds. We typically provide these hospitals with experienced professionals who serve as the chief executive officer and chief financial officer. During the year ended December 31, 2015, Quorum Health Resources also provided consulting and support services to over 125 hospitals in 37 states with over 11,000 licensed beds. By managing and consulting with non-affiliated hospitals primarily located in similar markets as our sole provider hospitals, our hospital management advisory business helps us develop stronger relationships with communities and enhance our knowledge of local market conditions.

Our owned and leased hospitals generate revenues by providing a broad range of general and specialized hospital healthcare services and other outpatient services to patients in the communities where we are located. Services provided through our hospitals and our affiliated businesses include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. We also provide outpatient services at urgent care centers, imaging centers and surgery centers. For our hospital management advisory and consulting services, we are paid by the non-affiliated hospitals utilizing our services.

Our Business Strategy

We intend to grow our business by implementing strategies specific to our target markets that include the expansion of acute care hospital services and outpatient service lines, hiring and recruiting physicians and non-physician providers and enhancing patient quality of care and satisfaction, while controlling costs and investing in technology and facilities. Our goal is to improve our market position both in our local communities and with payors, while reducing patient migration to non-market providers.

Build a Portfolio of High-Quality Hospitals and Related Facilities

Our strategy is to build a portfolio of high-quality hospitals and related facilities where we have leading market shares. We monitor our hospitals individually and develop facility-specific operating and marketing strategies designed to benefit our hospitals and the communities they serve. By focusing on building strong community, physician and employee relations and identifying and establishing strong local market leadership, we believe we can deliver higher quality healthcare services and improve the operations of our hospitals and related facilities. We have established local community and management leadership teams and local physician and clinical leadership groups aimed at maintaining a high level of involvement in the communities they serve and continuing to develop good relations with local governments, business leaders and patients. We empower our individual hospital management teams to develop comprehensive strategic plans that position their respective hospitals to meet the healthcare needs of the communities we serve. We believe we have earned a reputation for partnering with our local communities to grow medical services and acquire new technology. In over 84% of our markets, we are the sole provider of general acute care health services.

Expand Breadth of Services

We intend to grow our business by improving and broadening the range of healthcare services available at our hospitals, recruiting physicians and non-physician providers with a broader range of specialties, investing in our hospitals and providing greater access to medical care through outpatient services. We intend to focus on physician and non-physician provider retention and recruitment to create stability in our hospitals, strengthen our market position and drive growth. Each of our markets has unique patient needs, and we will seek to maintain a recruitment and development program designed to attract and retain qualified specialists and primary care physicians, in conjunction with our existing physician and community needs, to broaden the services offered by our hospitals. We will provide the capital to develop new service lines, increase capacity in existing service lines, and purchase technology for our hospitals with the intent of improving the quality of care and reducing the migration of patients to competing providers. We will continue to invest in emergency room initiatives and outpatient service offerings to meet the needs of our communities, provide greater access to medical care and enhance the overall experience of the patient. We believe outpatient services widen the catchment area for our hospitals and are consistent with prevailing market drivers, including greater convenience for our patients, physician preference due to increased efficiency and patient and payor preference due to a lower cost of care setting.

Improve Patient Safety and Quality of Care

Clinical quality is a high priority for us, and we have implemented various programs to support our hospitals to ensure continuous improvement in patient safety and the quality of care provided. We have developed safety and quality training programs for all senior hospital management, chief nursing officers, quality directors, physicians and other clinical staff. We share information among our hospital leaders to implement best practices and assist in complying with regulatory requirements. We provide our hospitals with the infrastructure and technological capability to enhance patient quality of care. We have standardized many of our processes for documenting compliance with accreditation requirements and clinical practices that lead to improved patient outcomes. For example, in 2012 we launched an initiative to reduce the Serious Safety Event Rate at each of our hospitals at that time and, as of December 31, 2015, we successfully reported 71% fewer serious safety events at these hospitals since establishing our baseline in April 2013. We also believe the measurement of patient, physician and employee satisfaction provides important insight for our hospital leaders. All of our hospitals conduct patient, physician and staff satisfaction surveys to identify methods of improving patient safety and the quality of care. During 2015, 28 of our 37 acute care hospitals, or 76%, were recognized by The Joint Commission as Top Performers on Key Quality Measures. According to The Joint Commission, this symbol of quality reflects an organization’s commitment to attaining excellence in evidence-based clinical processes that are shown to be the best treatments for certain conditions.

Improve Operating and Financial Performance

We intend to improve operating performance at our hospitals through consistent evaluation of our operations, a focus on hospital-specific strategic initiatives from management, including further growth of outpatient services, cost control efforts and aligning incentive compensation to reward our managers. In general, we believe the needs of our hospitals are different from CHS’ larger hospitals, and we intend to provide each of our hospitals with the autonomy required to develop an operating and marketing strategy tailored to the community it serves. Our strategic initiatives and cost control efforts will include continued focus on revenue cycle management and collections, adherence to our established protocols related to medical supplies utilization, implementation of appropriate staffing tools and reduction of contract labor. These efforts should also lead to improved cash flow generation. We will also continually evaluate our hospital portfolio to optimize performance, and intend to pursue selected divestitures, partner with other health systems or augment our hospitals with complementary service lines.

We have identified a number of hospitals for possible divestiture over the 12 to 18 months following the spin-off based upon analysis of financial performance, current competitive conditions, expected demographic trends, joint venture opportunities and capital allocation requirements. For the year ended December 31, 2015, these hospitals generated net operating revenues of approximately $250 million with approximately $8 million of operating losses before the allocation of management fees and depreciation and amortization. These losses include a reduction to expenses of approximately $8 million for electronic health records (“EHR”) incentive reimbursement. Additionally, we incurred approximately $12 million of capital expenditures at these hospitals which had a net carrying value of property and equipment of approximately $81 million at December 31, 2015. We intend to complete our strategic review after the spin-off is completed, and we may be unable to divest any or all of these hospitals or realize proceeds from the sale of these hospitals.

Grow Through Selective Acquisitions

As part of our business strategy, we will seek to identify attractive hospital acquisition opportunities. We intend to pursue hospital acquisition candidates that:

•	are primarily located in cities or counties with populations of 50,000 or less with a stable or growing population base;

•	are the sole or primary provider of acute care services in the community;

•	are not-for-profit hospitals;

•	are located in an area with potential for service expansion; and

•	have financial and operating performance that we believe will benefit from our management’s operating skills.

We also anticipate having opportunities to identify hospital acquisition candidates through Quorum Health Resources, which provides management advisory and consulting services to non-affiliated hospitals primarily located in similar markets as our sole provider hospitals. Additionally, we intend to pursue selective acquisitions or otherwise develop complimentary ancillary businesses in the markets we currently service. We believe these strategic in-market transactions will support and expand our community service offerings.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and align us with trends in the U.S. healthcare market that demand better access to high-quality care, improved patient experience and continuous clinical improvement.

Leading Market Share

We are an operator of general acute care hospitals and outpatient services located primarily in markets having populations of 50,000 or less. In over 84% of our markets, we are the sole provider of general acute care health services. Our hospitals are strategically positioned to participate as a network provider on various health insurance exchanges. Additionally, our communities rely not only on our services, but also on our societal and economic impact. Our hospitals are typically one of the top five employers in their respective markets. We believe our communities view the local hospital as an integral part of the community, and we maintain a high level of involvement in the communities we serve.

Diversified Portfolio of Well-Positioned Assets

Our large, geographically diversified portfolio of 38 owned and leased hospitals is located across 16 states. Many of our hospitals operate in markets with improving demographics, growth profiles and economic trends. We believe our hospitals are positioned to quickly adapt to changing healthcare industry trends or community needs. For the year ended December 31, 2015, our hospitals had an attractive payor mix with private and commercial payors accounting for 46.1% of our net operating revenues. Additionally, nine of our 16 states, where 73% of our 2015 net operating revenues (before provision for bad debts) were generated, expanded Medicaid coverage as a result of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Reform Legislation”). We intend to continue to invest in expanding our hospitals and related facilities and services.

Track Record of Clinical Excellence

We are committed to providing high-quality, cost-effective care in collaboration with our physicians, clinical staff, providers and payors. During 2015, 28 of our 37 acute care hospitals, or 76%, were recognized by The Joint Commission as Top Performers on Key Quality Measures. According to The Joint Commission, this symbol of quality reflects an organization’s commitment to attaining excellence in evidence-based clinical processes that are shown to be the best treatments for certain conditions. This compares favorably to the approximately one-third of all U.S. hospitals accredited by The Joint Commission that received this recognition in 2015. Our hospitals have received numerous awards across a variety of specialties, including cardiovascular, surgical, pulmonary and psychiatric care.

A Dedicated and Experienced Management Team to Implement and Execute our Growth Strategy

We have an experienced management team with significant public company experience. Our senior management team, led by Thomas D. Miller, our President and Chief Executive Officer, and Michael J. Culotta, our Executive Vice President and Chief Financial Officer, and other executive team members have extensive industry experience, including a successful history of healthcare operations and a proven track record of acquiring and integrating hospitals. We believe the breadth of management’s background and their depth of expertise will result in strong and consistent performance in our key financial and operating metrics to drive long-term growth.

Our Properties

As of December 31, 2015, we owned 32 hospitals and leased an additional six hospitals in 16 states, with an aggregate of 3,582 licensed beds. As of December 31, 2015, Quorum Health Resources provided management advisory services to 93 non-affiliated hospitals in 33 states.

Other Information

Quorum Health Corporation was incorporated in Delaware on July 27, 2015 for the purpose of holding the stock, directly or indirectly, of the subsidiaries constituting Quorum Health in connection with the separation and distribution described in this Information Statement. Prior to the contribution of Quorum Health to Quorum Health Corporation, Quorum Health Corporation had no operations. After the spin-off, our principal executive offices will be located at 1573 Mallory Lane, Suite 100, Brentwood, Tennessee 37027, and our telephone number will be 615-221-1400.

All references in this Information Statement to “managed hospitals” or similar terms refer to client hospitals of Quorum Health Resources, LLC to which we provide hospital management advisory and consulting services.

Summary Historical and Pro Forma Condensed Combined Financial Data

The following table presents the summary historical and pro forma condensed combined financial data for QHC. The combined statements of income data for each of the years in the three-year period ended December 31, 2015 and the combined balance sheet data as of December 31, 2015 and 2014 set forth below are derived from QHC’s audited combined financial statements included elsewhere in this Information Statement. The combined balance sheet data as of December 31, 2013 is derived from QHC’s audited combined balance sheet which is not included elsewhere in this Information Statement.

The summary unaudited pro forma condensed combined financial data for the year ended December 31, 2015 has been prepared to reflect the spin-off, including: (i) the distribution of approximately 28.2 million shares of QHC common stock and 0.7 million QHC unvested restricted stock awards by CHS to its stockholders; (ii) the incurrence of indebtedness of $1.28 billion; (iii) the distribution by QHC of $1.21 billion of net cash proceeds to CHS; and (iv) the transactions contemplated by the Separation and Distribution Agreement and related spin-off agreements. The unaudited pro forma condensed combined statement of income data presented for the year ended December 31, 2015 assumes the spin-off and related transactions occurred on January 1, 2015. The unaudited pro forma condensed combined balance sheet data presented as of December 31, 2015 assumes the spin-off and related transactions occurred on December 31, 2015. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial data is not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Capitalization,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined financial statements and accompanying notes included in this Information Statement.

Quorum Health

Summary Historical and Pro Forma Condensed Combined Financial Data

	Year Ended December 31,
	Pro Forma 2015	2015	2014	2013
	(Dollars in thousands)
Combined Statements of Income Data
Operating revenues (net of contractual allowances and discounts)	$2,443,613	$2,445,858	$2,410,002	$2,235,437
Provision for bad debts	258,520	258,520	264,502	287,822

Net operating revenues	2,185,093	2,187,338	2,145,500	1,947,615

Operating costs and expenses:
Salaries and benefits	1,016,696	1,016,696	1,012,618	957,086
Supplies	249,792	249,792	244,590	226,561
Other operating expenses	650,783	650,783	623,966	558,149
Government settlement and related costs	—	—	26,350	20,544
Electronic health records incentive reimbursement	(25,779)	(25,779)	(44,660)	(34,026)
Rent	48,729	48,729	48,319	43,092
Depreciation and amortization	128,001	128,001	122,555	106,557
Amortization of software to be abandoned	—	—	5,038	—
Impairment of long-lived assets	13,000	13,000	1,000	8,000

Total operating costs and expenses	2,081,222	2,081,222	2,039,776	1,885,963

Income from operations	103,871	106,116	105,724	61,652
Interest expense, net	110,270	98,290	92,926	99,465
Equity in earnings of unconsolidated affiliates	(213)	(213)	(134)	(366)

Income (loss) before income taxes	(6,186)	8,039	12,932	(37,447)
Provision for (benefit from) income taxes	(2,258)	3,304	5,579	(12,102)

Net income (loss)	(3,928)	4,735	7,353	(25,345)
Less: Net income (loss) attributable to noncontrolling interests	3,398	3,398	(448)	(1,323)

Net income (loss) attributable to Quorum Health	$(7,326)	$1,337	$7,801	$(24,022)

Pro Forma earnings per share attributable to Quorum Health common stockholders:
Basic and diluted	$(0.26)	N/A	N/A	N/A
Weighted-average number of shares outstanding:
Basic and diluted	28,613,669	N/A	N/A	N/A

Other Financial Data
Adjusted EBITDA(1)	N/A	$263,667	$264,825	$197,119
Adjusted EBITDA as a % of net operating revenues(1)	N/A	12.1%	12.3%	10.1%

	December 31,
	Pro Forma 2015	2015	2014	2013
		(In thousands)
Combined Balance Sheet Data
Cash and cash equivalents	$21,106	$1,106	$2,559	$873
Total assets	2,342,806	2,294,856	2,368,439	2,062,525
Due to Parent, net	—	1,800,908	1,548,123	1,427,263
Other long-term debt, including current maturities	1,281,815	23,415	233,237	108,414
Other long-term liabilities, including deferred income taxes	192,765	149,171	214,581	194,236
Redeemable noncontrolling interests in equity of combined entities	8,958	8,958	2,362	3,131
Parent’s equity	—	3,184	3,109	2,662
Quorum Health stockholders’ equity	550,048	—	—	—
Noncontrolling interests in equity of combined entities	12,759	12,759	4,809	4,518

	Year Ended December 31,
	2015	2014	2013
Selected Operating Data
Number of hospitals (at end of period)	38	38	34
Licensed beds (at end of period)(2)	3,582	3,635	3,390
Admissions(3)	98,378	101,217	97,686
Adjusted Admissions(4)	240,841	236,228	212,557
Net outpatient revenues as a % of net patient revenues before provision for bad debts	56.8%	53.9%	53.6%

(1)	EBITDA consists of net income attributable to Quorum Health before interest, income taxes, depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the impact of net income (loss) attributable to noncontrolling interests, expenses related to certain legal settlements and related costs, impairment of long-lived assets and transaction costs related to the spin-off. We have from time to time sold noncontrolling interests in certain of our subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. We believe that it is useful to present Adjusted EBITDA because it excludes the portion of EBITDA attributable to these third-party interests. We use Adjusted EBITDA as a measure of liquidity. We have included this measure because we believe it provides investors with additional information about our ability to incur and service debt and make capital expenditures.

Adjusted EBITDA is not a measurement of financial performance or liquidity under generally accepted accounting principles. It should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities, or any other measure calculated in accordance with generally accepted accounting principles. The items excluded from Adjusted EBITDA are significant components in understanding and evaluating financial performance and liquidity. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following tables reconcile Adjusted EBITDA, as defined, to (i) income (loss) before income taxes as well as (ii) net cash provided by operating activities, the most directly comparable U.S. GAAP measure, each as derived directly from our audited combined financial statements for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013

Income (loss) before income taxes	$8,039	$12,932	$(37,447)
Depreciation and amortization	128,001	127,593	106,557
Interest expense, net	98,290	92,926	99,465
Impairment of long-lived assets	13,000	1,000	8,000
Legal settlements	—	30,374	20,544
Transaction costs related to spin-off	16,337	—	—

Adjusted EBITDA	$263,667	$264,825	$197,119

Adjusted EBITDA	$263,667	$264,825	$197,119
Interest expense, net	(98,290)	(92,926)	(99,465)
(Provision for) benefit from income taxes	(3,304)	(5,579)	12,102
Deferred income taxes	2,542	5,007	(12,514)
Legal settlements	—	(30,374)	(20,544)
Transaction costs related to spin-off	(16,337)	—	—
Other non-cash expenses, net	380	495	(37)
Changes in operating assets and liabilities, net of effects of acquisitions:
Patient accounts receivable	(29,835)	(86,168)	(29,222)
Supplies, prepaid expenses and taxes, and other current assets	9,196	(21,910)	(2,373)
Accounts payable and accrued liabilities	(85,142)	12,924	46,876
Other non-current operating assets and liabilities	12	(3,250)	(1,828)

Net cash provided by operating activities	$42,889	$43,044	$90,114

(2)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.
(3)	Admissions represent the number of patients admitted for inpatient treatment.
(4)	Adjusted Admissions is computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

The Spin-Off

Overview

On July 29, 2015, the Board of Directors of CHS approved a plan to spin off QHC from CHS, following which QHC will be an independent, publicly traded company.

Before our spin-off from CHS, we will enter into a Separation and Distribution Agreement and several other agreements with CHS related to the spin-off. These agreements will govern the relationship between us and CHS after completion of the spin-off and provide for the allocation between us and CHS of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). These agreements will also include arrangements with respect to transitional services to be provided by CHS to, and access to information between, QHC and vice versa, as applicable. See “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off.”

The distribution of QHC common stock as described in this Information Statement is subject to the satisfaction or waiver by CHS in its discretion of certain conditions. In addition, CHS has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of CHS determines, in its sole discretion, that the spin-off is not in the best interests of CHS or its stockholders, that a sale or other alternative is in the best interests of CHS or its stockholders, or that market conditions or other circumstances are such that it is not advisable at that time to separate QHC from CHS. See “The Separation and Distribution—Distribution Conditions and Termination.” Additionally, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $1.28 billion and distribute $1.21 billion of the net proceeds to CHS. See “Description of Financing and Material Indebtedness.”

Questions and Answers About The Spin-Off

The following is a brief summary of the terms of the spin-off. Please see “The Separation and Distribution” for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:	The spin-off is a series of transactions by which CHS will separate Quorum Health from CHS’ other facilities and assets. To complete the spin-off, CHS will distribute all of the outstanding QHC common stock to its stockholders, creating two separate, publicly traded companies. We refer to this as the distribution.

Q:	What is Quorum Health Corporation?

A:	Quorum Health Corporation is a newly formed wholly-owned subsidiary of CHS created for the purpose of completing the spin-off. It will hold, directly or indirectly, all of the assets and liabilities of Quorum Health. Following the spin-off, QHC will be a separate company from CHS. The number of shares of CHS common stock you own will not change as a result of the spin-off.

Q:	What is being distributed in the spin-off?

A:	As a holder of CHS common stock, you will retain your CHS shares of common stock and will receive one share of QHC common stock for every 4 shares of CHS common stock you own as of the record date. The number of shares of CHS common stock you own and your proportionate interest in CHS will not change as a result of the spin-off. See “The Separation and Distribution.”

Q:	Why is the spin-off of QHC structured as a distribution and not a sale?

A:	CHS believes that a distribution of shares of QHC common stock to CHS stockholders is a tax-efficient way to separate Quorum Health from the rest of CHS in a manner that will create long-term value for CHS stockholders. Compared to a sale of QHC, the distribution offers a higher degree of certainty of completion in a timely manner, and provides greater assurance that decisions regarding QHC’s capital structure support future financial stability. After consideration of various strategic alternatives, CHS believes that a tax-free spin-off will enhance the long-term value of both CHS and QHC. See “The Separation and Distribution—Reasons for the Separation and Distribution.”

Q:	What is the record date for the distribution?

A:	The record date is , 2016.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , 2016. We expect that it will take the distribution agent, acting on behalf of CHS, up to two weeks after the distribution date to fully distribute the shares of QHC common stock to CHS stockholders. The ability to trade QHC shares will not be affected during that time.

Q:	What are CHS’ reasons for the spin-off?

A:	The benefits considered by CHS’ Board of Directors in making the determination to approve the spin-off included the following:

•	Sharpen Management Focus and Eliminate Internal Competition for Capital and Other Resources. The spin-off will eliminate the need for QHC to compete with CHS’ other hospitals for capital, key management and other resources. As an independent company, QHC will be able to (i) more efficiently allocate capital to its needs; (ii) focus on making capital improvements to its existing facilities to expand services in its markets; (iii) invest in physician and executive recruitment and retention strategies unique to the markets QHC serves; and (iv) improve outreach programs and general health initiatives based on the needs of the communities being served.

•	Develop a Tailored Operating and Marketing Strategy. The spin-off will provide each of the hospitals to be spun off the autonomy needed to develop an operating strategy tailored to the community it serves, resulting generally in increased operating efficiency for these hospitals.

•	Optimize Growth Opportunities for QHC’s Communities. The spin-off will give QHC direct access to the debt and equity capital markets to fund QHC’s unique and targeted growth strategies. In addition, the spin-off will permit QHC’s management to pursue strategic acquisitions of similarly situated sole community provider hospitals that would not have been strategic to CHS’ core holdings, enabling the hospitals to be spun off to achieve growth not possible while a part of CHS.

•	Improved Management Incentive Tools: As an independent company, QHC will be able to develop incentive programs that better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link compensation with the financial performance of its businesses.

For a more detailed discussion of the reasons for the spin-off, as well as of the potential negative consequences that CHS’ Board of Directors considered, see “The Separation and Distribution—Reasons for the Separation and Distribution.”

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:	The distribution is conditioned on the receipt by CHS of an opinion from its outside tax advisor, Deloitte Tax LLP, as to the satisfaction of certain requirements necessary for the contribution of our business to us by CHS and the distribution of our common stock to qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Although CHS has no current intention to do so, such condition is solely for the benefit of CHS and its stockholders and may be waived by CHS in its sole discretion. Assuming the contribution and subsequent distribution qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, gain or loss generally will not be recognized by CHS on the distribution and, except for gain realized on the receipt of cash paid in lieu of fractional shares, no gain or loss will be recognized by you, and no amount will be included in your income for U.S. federal income tax purposes, upon the receipt of shares of QHC common stock in the distribution. The tax consequences of the spin-off and distribution are described in more detail under “Material U.S. Federal Income Tax Consequences.”

Q:	How will I determine my basis in the QHC stock?

A:	A portion of your basis in your CHS stock will be reallocated to your original basis in your distributed QHC stock. The amount allocated to your QHC stock will be based on the relative fair market value of QHC as a percentage of the relative fair market value of CHS multiplied by your original cost basis in your CHS stock. Your original cost basis in your CHS stock would then be reduced by the amount allocated to the QHC stock to arrive at your new basis in your CHS stock.

Q:	What do I have to do to participate in the distribution?

A:	No action is required on your part. Stockholders of CHS on the record date are not required to pay any cash or deliver any other consideration, including any shares of CHS common stock, for the shares of QHC common stock distributable to them. However, we encourage you to read this document carefully.

Q:	How will CHS distribute shares of QHC common stock to me?

A:	If you own CHS common stock as of the close of business on the record date, CHS, with the assistance of American Stock Transfer & Trust Company, LLC (“AST”), the distribution agent, will electronically issue shares of QHC common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. QHC will not issue paper stock certificates. If you are a registered stockholder (meaning you own your stock directly through an account with CHS’ transfer agent), AST will mail you a book-entry account statement that reflects the number of QHC shares you own. If you own your CHS shares through a bank or brokerage account, your bank or brokerage firm will credit your account with the QHC shares. See “The Separation and Distribution—Manner of Effecting the Distribution” for a more detailed explanation.

Q:	If I sell shares of CHS common stock that I held on the record date on or before the distribution date, am I still entitled to receive shares of QHC common stock distributable with respect to the shares of CHS common stock I sold?

A:	If you sell your shares of CHS common stock on or before the distribution date, you may also be selling your right to receive shares of QHC common stock. See “Trading Market.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your CHS common stock on or before the distribution date.

Q:	How will fractional shares be treated in the spin-off?

A:	No fractional shares of QHC common stock will be distributed in connection with the distribution. Fractional shares that CHS stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net proceeds of these sales will be distributed ratably to those stockholders who would otherwise have been entitled to receive fractional shares. See “The Separation and Distribution—Manner of Effecting the Distribution.” A stockholder subject to U.S. income tax that receives cash in lieu of a fractional share of QHC common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such stockholder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its CHS common stock exceeds one year at the time of the distribution. The tax basis consequences of the treatment of fractional shares in the spin-off are described in more detail under “Material U.S. Federal Income Tax Consequences.”

Q:	How will options and other awards linked to CHS common stock be treated in the spin-off?

A:	The outstanding options to purchase CHS stock held by current and former CHS and QHC employees at the time of the distribution will remain outstanding and be exercisable according to their terms until their stated expiration date. The exercise price of those options will be appropriately adjusted to reflect the intrinsic value of such awards at the time of the spin-off. Unvested CHS options held by QHC employees will vest through such QHC employees’ continued service with QHC. CHS and QHC employees who hold CHS restricted stock awards will receive, as a result of the spin-off, restricted stock awards for the number of whole shares (rounded down) of QHC common stock that they would have received as a shareholder of CHS as if the underlying CHS stock were unrestricted. The QHC restricted stock awards received by CHS and QHC employees in the spin-off will continue to vest on the same terms as the CHS restricted stock awards to which they relate through the continued service by such employees with their respective employer. CHS restricted stock unit awards will be appropriately adjusted by increasing the number of shares of CHS stock subject to restricted stock unit awards by an amount of whole shares (rounded down) necessary to preserve the intrinsic value of such awards at the time of the spin-off.

Q:	Can CHS decide to cancel the distribution of the common stock even if all the conditions have been met?

A:	Yes. The distribution is subject to the satisfaction or waiver by CHS in its sole discretion of certain conditions. For more information, see “The Separation and Distribution—Distribution Conditions and Termination.” However, CHS also has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of CHS determines, in its sole discretion, that the distribution is not in the best interests of CHS and its stockholders.

Q:	Will the QHC common stock be listed on a stock exchange?

A:	Yes. Although there is not currently a public market for QHC common stock, QHC common stock has been authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “QHC.” It is anticipated that trading of QHC common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to QHC common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. For a more detailed discussion of trading impacts, see “Trading Market.”

Q:	Will my shares of CHS common stock continue to trade?

A:	Yes. CHS common stock will continue to be listed and trade on the NYSE under the symbol “CYH.”

Q:	If I sell, on or before the distribution date, shares of CHS common stock that I held on the record date, am I still entitled to receive shares of QHC common stock distributable with respect to the shares of CHS common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, CHS’ common stock will begin to trade in two markets on the NYSE: a “regular-way” market and an “ex-distribution” market. If you hold shares of CHS common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of QHC common stock in connection with the spin-off. However, if you hold shares of CHS common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of QHC common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my CHS common stock?

A:	Yes. We expect that after the distribution, the trading price of CHS common stock will be lower than the “regular-way” trading price of the CHS common stock immediately prior to the distribution, because the price will no longer reflect the value of the QHC common stock distributed. Moreover, until the market has evaluated the operations of CHS without the operations of Quorum Health, the trading price of CHS common stock may fluctuate significantly. CHS believes the spin-off of QHC from CHS provides the opportunity to unlock significant value for the separated companies and their respective stockholders. However, there can be no assurance as to trading prices after the spin-off and it is possible that the combined trading prices of CHS common stock and QHC common stock after the spin-off may be lower than the trading price of CHS common stock prior to the spin-off. See “Risk Factors—Risks Related to Our Common Stock” beginning on page 37.

Q:	What indebtedness will QHC have following the spin-off?

A:	It is anticipated that, prior to the completion of the spin-off, we will raise indebtedness in an amount estimated at $1.28 billion and distribute $1.21 billion of the net proceeds to CHS. See “Description of Financing and Material Indebtedness.”

Q:	What will the relationship between CHS and QHC be following the spin-off?

A:	Following the spin-off, QHC will be an independent, publicly traded company and CHS will have no continuing stock ownership interest in QHC. In connection with the distribution, we and CHS have entered into the Separation and Distribution Agreement and have entered or will enter into several other agreements for the purpose of accomplishing the spin-off of our hospitals from CHS’ other hospitals and the related financing transactions. These agreements also will govern our relationship with CHS subsequent to the spin-off and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to the spin-off. These agreements will also include arrangements with respect to transition services and a number of ongoing commercial relationships. The Separation and Distribution Agreement will provide that we and CHS agree to provide each other with appropriate indemnities with respect to liabilities arising out of the hospitals being transferred to us by CHS. See “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off.”

Q:	Does QHC intend to pay cash dividends?

A:	Currently, we do not expect to pay any cash dividends on our common stock for the foreseeable future.

Q:	Do I have appraisal rights?

A:	No. Holders of CHS common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of QHC common stock. These risks are discussed under “Risk Factors” beginning on page 22. You are encouraged to read that section carefully.

Q:	Where can I get more information?

A:	If you have questions relating to the mechanics of the distribution, you should contact the distribution agent:

American Stock Transfer & Trust Company, LLC

6201 15th Avenue

Brooklyn, New York 11219

1-800-937-5449

Before the spin-off, if you have questions relating to the spin-off, you should contact:

Community Health Systems, Inc.

4000 Meridian Boulevard

Franklin, Tennessee 37067

Attention: Investor Relations

615-465-7000

After the spin-off, if you have questions relating to QHC, you should contact:

Quorum Health Corporation

1573 Mallory Lane, Suite 100

Brentwood, Tennessee 37027

Attention: Investor Relations

615-221-1400

Summary of the Spin-Off

Distributing Company	Community Health Systems, Inc., a Delaware corporation. After the distribution, CHS will not own any shares of QHC common stock.

Distributed Company	Quorum Health Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of CHS. After the spin-off, QHC will be an independent, publicly traded company.

Distributed Securities	All of the outstanding shares of QHC common stock owned directly or indirectly by CHS, which will be 100% of the QHC common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is , 2016.

Distribution Date	The distribution date is , 2016.

Internal Reorganization	As part of the spin-off, CHS will undergo an internal reorganization, which we refer to as the “internal reorganization,” that will, among other things and subject to limited exceptions, allocate and transfer to each of QHC and its respective subsidiaries, as applicable, those assets, and allocate and assign responsibility for those liabilities, in respect of the activities of the applicable businesses of such entities.

After completion of the spin-off:

•	QHC will own or lease 38 hospitals primarily located in cities or counties having populations of 50,000 or less and Quorum Health Resources, a leading provider of hospital management advisory and consulting services to non-affiliated general acute care hospitals primarily located in similar markets as our sole provider hospitals; and

•	CHS will continue to own and operate its network of remaining hospitals and affiliated businesses.

See “The Separation and Distribution—Formation of QHC and CHS Internal Corporate Reorganization.”

Distribution Ratio	Each holder of CHS common stock will receive one share of QHC common stock for every 4 shares of CHS common stock held on , 2016.

The Distribution

On the distribution date, CHS will release the shares of QHC common stock to the distribution agent to distribute to CHS stockholders. The distribution of shares will be made in book-entry form, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of QHC common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. Following the spin-off, stockholders whose shares are held in book-entry form may request that their shares of QHC common stock be transferred to a brokerage or other account at any time. You will not be required to make any payment, surrender or exchange your shares of CHS common stock or take any other action to receive your shares of QHC common stock.

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by CHS of the following conditions:

•	our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the CHS stockholders;

•	the shares of QHC common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	CHS shall have obtained an opinion from its outside tax advisor that remains in effect as of the distribution date, in form and substance satisfactory to CHS, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	the financing transactions described in “Description of Financing and Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•	the internal reorganization shall have been completed, including the transfer to us of the assets and liabilities as well as the permits, licenses and registrations relating to Quorum Health as described in this Information Statement, except for such steps as CHS in its sole discretion shall have determined may be completed after the distribution date;

•	CHS shall have transferred or caused to be transferred an aggregate of $20 million of cash to QHC;

•	all permits, registrations, approvals and consents necessary to consummate the distribution shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•	CHS shall have taken all necessary action, in the judgment of the Board of Directors of CHS, to cause the Board of Directors of QHC to consist of the individuals identified in this Information Statement as directors of QHC;

•	all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and amended and restated by-laws filed by QHC with the Securities and Exchange Commission (the “SEC”) as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	each of the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreements and the other ancillary agreements shall have been executed by each party;

•	the Board of Directors of CHS shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion, and no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of CHS, makes it inadvisable to effect the distribution and other related transactions; and

•	the receipt of an opinion from an independent valuation firm to the Board of Directors of CHS confirming the solvency and financial viability of CHS before the distribution and each of CHS and QHC after the distribution that is in form and substance acceptable to CHS in its sole discretion.

The fulfillment of the foregoing conditions will not create any obligation on CHS’ part to effect the spin-off. CHS has the right not to complete the spin-off if, at any time prior to the distribution, the Board of Directors of CHS determines, in its sole discretion, that the spin-off is not then in the best interests of CHS or its stockholders or other constituents, that a sale or other alternative is in the best interests of CHS or its stockholders or other constituents or that it is not advisable for QHC to separate from CHS at that time. For more information, see “The Separation and Distribution—Distribution Conditions and Termination.”

Trading Market and Symbol

Our application to list QHC common stock on the NYSE under the ticker symbol “QHC” has been approved. We anticipate that, at least two trading days prior to the record date, trading of shares of QHC common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of QHC common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in CHS common stock: a “regular-way” market on which shares of CHS common stock will trade with an entitlement for the purchaser of CHS common stock to shares of QHC common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of CHS common stock will trade without an entitlement for the purchaser of CHS common stock to shares of QHC common stock. For more information, see “Trading Market.”

Tax Consequences	The spin-off is conditioned on the receipt by CHS of an opinion of its outside tax advisor that remains in effect as of the distribution date, in form and substance satisfactory to CHS, as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment such that CHS and CHS’ stockholders will not recognize any taxable income, gain or loss for U.S federal income tax purposes as a result of the spin-off, except with respect to any cash received in lieu of fractional shares. A portion of a CHS stockholder’s original cost basis in his, her or its CHS stock will be reallocated to form the original basis in the distributed QHC stock received by the CHS stockholder. The amount allocated to QHC stock will be based on the relative fair market value of QHC as a percentage of the relative fair market value of CHS multiplied by a CHS stockholder’s original cost basis in his, her or its CHS stock. A CHS stockholder’s original cost basis in his, her or its CHS stock would then be reduced by the amount allocated to the QHC stock to arrive at a new basis in the CHS stock. See “Material U.S. Federal Income Tax Consequences.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with CHS after the Spin-Off	We will enter into a Separation and Distribution Agreement and other agreements with CHS related to the spin-off. These agreements will govern the relationship between us and CHS after completion of the spin-off and provide for the allocation between us and CHS of various assets, liabilities, rights and obligations (including employee benefits, insurance and tax-related assets and liabilities). We intend to enter into one or more Transition Services Agreements with CHS pursuant to which certain services will be provided for a period of time following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements between us and CHS concerning certain employee compensation and benefit matters. Further, we intend to enter into a Tax Matters Agreement with CHS regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Distribution and Our Separation from CHS.”

Dividend Policy	We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.”

Transfer Agent	American Stock Transfer & Trust Company, LLC

Summary of Risk Factors

An investment in our common stock is subject to a number of risks, including risks relating to QHC’s business, results of operations and financial condition, risks related to the separation and risks related to our common stock. Set forth below are some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	If we are unable to effectively compete for patients, local residents could use other hospitals and healthcare providers.

•	If reimbursement rates paid by federal or state healthcare programs or commercial payors are reduced, if we are unable to maintain favorable contract terms with payors or comply with our payor contract obligations, if insured individuals move to plans with greater coverage exclusions or narrower networks, or if coverage is otherwise restricted, our net operating revenues may decline.

•	We may be adversely affected by consolidation among health insurers.

•	If we experience growth in self-pay volume and revenues, our financial condition or results of operations could be adversely affected.

•	A significant decline in operating results or other indicators of impairment at one or more of our facilities could result in a material, non-cash charge to earnings to impair the carrying value of long-lived assets.

•	If the fair value of our reporting units declines, a material, non-cash charge to earnings from impairment of our goodwill could result.

•	We are subject to uncertainties regarding healthcare reform.

•	We may from time to time become the subject of legal proceedings that, if resolved unfavorably, could have an adverse effect on us, and we may be subject to other loss contingencies, both known and unknown.

•	If we fail to comply with extensive laws and government regulations, including fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations.

•	If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities or increased insurance costs.

•	We could be subject to increased monetary penalties and/or other sanctions, including exclusion from federal health care programs, if we fail to comply with the terms of the Corporate Integrity Agreement.

•	The failure to obtain our medical supplies at favorable prices could cause our operating results to be adversely affected.

•	A material portion of our revenues are concentrated in a single state which makes us particularly sensitive to regulatory and economic changes in that state.

•	The failure of certain employers, or the closure of certain manufacturing and other facilities in our markets, could have a disproportionate impact on our hospitals.

•	If there are delays in regulatory updates by governmental entities to federal and state healthcare programs, we may experience increased volatility in our operating results as such delays may result in a timing difference between when such program revenues are earned and when they become known or estimable for purposes of accounting recognition.

•	If our adoption and utilization of EHR systems fails to achieve the required measures for meaningful use, our results of operations could be adversely affected.

•	The transition to ICD-10 coding may adversely impact our results of operations.

•	A cyber-attack or security breach could cause a loss of confidential data, give rise to remediation and other expenses, expose us to liability under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), consumer protection laws, common law or other theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business.

•	A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate, or which otherwise impacts our facilities, could adversely impact our business.

•	Our performance depends on our ability to recruit and retain quality physicians.

•	Our labor costs could be adversely affected by competition for staffing, the shortage of experienced nurses and labor union activity.

•	The industry trend towards value-based purchasing may negatively impact our revenues.

•	Our business may be negatively impacted by severe weather and other factors beyond our control, which could restrict patient access to care or cause our owned and leased hospitals and related facilities to close temporarily.

•	Quorum Health Resources, while subject to various risk factors affecting its hospital industry clients, is also subject to additional risks related to its unique business model.

•	If competition decreases our ability to acquire additional hospitals on favorable terms, we may be unable to execute our acquisition strategy.

•	If we fail to improve the operations of acquired or existing hospitals, we may be unable to achieve our growth strategy.

•	If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.

•	State efforts to regulate the construction, acquisition or expansion of healthcare facilities could limit our ability to build or acquire additional healthcare facilities, renovate our facilities or expand the breadth of services we offer.

•	State efforts to regulate the sale of hospitals operated by municipal or not-for-profit entities could prevent us from acquiring these types of hospitals and executing our business strategy.

Risks Related to the Distribution and Our Separation from CHS

•	We do not have an operating history as an independent company and the historical financial information for the spun-off hospitals drawn from CHS financial results may not be a reliable indicator of our future results of operations and cash flows.

•	Following the spin-off, we will have substantial debt and high leverage, which could adversely affect our business.

•	We expect the agreements governing our debt, including our new credit facilities and the indenture governing our senior notes, will contain various covenants that impose restrictions on us that may affect our ability to operate our business.

•	We could incur significant tax liabilities if the distribution were to be deemed a taxable event.

•	Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

•	We may incur greater costs as an independent company than we did when we were part of CHS.

•	The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

•	We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

•	Transfer or assignment to us of certain contracts, investments in joint ventures and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Risks Related to Our Common Stock

•	There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.

•	We do not plan to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock in the future.

•	Anti-takeover provisions in our organizational documents and Delaware law could delay or prevent a change in control.

•	Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

•	Your percentage of ownership in our company may be diluted in the future.

RISK FACTORS

Our business faces a variety of risks. Some of the risks described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock. If any of the events or circumstances described in any of the following risk factors occurs, our business, results of operations or financial condition could be materially and adversely affected, the trading price of our common stock could decline, and you could lose all or part of your investment, and our actual results may differ materially from those predicted in any forward-looking statements we make in any public disclosures.

Risks Related to Our Business and Industry

If we are unable to effectively compete for patients, local residents could use other hospitals and healthcare providers.

The healthcare industry is highly competitive among hospitals and other healthcare providers for patients, affiliations with physicians, and acquisitions. The competition among hospitals and other healthcare providers for patients has intensified in recent years. In over 84% of our markets, we are currently the sole provider of general acute care health services, and the majority of our hospitals are located in cities or counties having populations of 50,000 or less. As a result, the most significant competition our hospitals face typically comes from hospitals outside of our primary service areas, including hospitals in urban areas that provide more complex services. Patients in our primary service areas may travel to these other hospitals because of physician referrals or their need for services we do not offer, among other reasons. Patients who receive services from these other hospitals may subsequently shift their preferences to those hospitals for the services we provide. Competition for patients is also increasing among other healthcare providers, including outpatient surgery, orthopedic, oncology and diagnostic centers. Our hospitals and our competitors are implementing physician alignment strategies, such as acquiring physician practice groups, employing physicians, and participating in accountable care organizations (“ACOs”) or other clinical integration models, which may impact our competitive position.

We face competition from municipal or not-for-profit hospitals. These hospitals are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. They do not pay income or property taxes and can make capital expenditures without paying sales tax. These financial advantages may better position these hospitals to maintain more modern and technologically upgraded facilities and equipment and offer services more specialized than those available at our hospitals. If our competitors are better able to attract patients with these offerings, we may experience an overall decline in patient volume.

Trends toward clinical transparency and value-based purchasing may have an unanticipated impact on our competitive position and patient volumes. The CMS Hospital Compare website makes available to the public certain data that hospitals submit in connection with Medicare reimbursement claims, including performance data related to quality measures and patient satisfaction surveys. Federal law provides for the future expansion of the number of quality measures that must be reported. Further, every hospital must establish and update annually a public listing of the hospital’s standard charges for items and services or publish its policies for allowing the public to view a list of these charges in response to an inquiry. If any of our hospitals achieve poor results (or results that are lower than those of our competitors) on these quality measures or on patient satisfaction surveys, or if our standard charges are higher than our competitors, we may attract fewer patients.

We expect these competitive trends to continue. If we are unable to compete effectively with other hospitals and other healthcare providers, local residents may seek healthcare services at providers other than our hospitals and affiliated businesses.

If reimbursement rates paid by federal or state healthcare programs or commercial payors are reduced, if we are unable to maintain favorable contract terms with payors or comply with our payor contract obligations, if insured individuals move to insurance plans with greater coverage exclusions or narrower networks, or if insurance coverage is otherwise restricted, our net operating revenues may decline.

Our operating revenues, net of contractual allowances and discounts (before the provision for bad debts), from the Medicare and Medicaid programs were 39.0% and 40.1% for the years ended December 31, 2015 and 2014, respectively, and 46.1% and 43.3% were from commercial payors for the respective periods. Federal healthcare expenditures continue to increase and state governments continue to face budgetary shortfalls as a result of current economic conditions and increasing Medicaid enrollment. As a result of such events and also pursuant to the Reform Legislation, federal and state governments have made, and continue to make, significant changes in the Medicare and Medicaid programs, including reductions in reimbursement levels and supplemental payment programs like disproportionate share payments. Some of these changes have decreased, or could decrease, the amount of money we receive for our services relating to these programs.

In addition, government and commercial payors as well as other third parties from whom we receive payment for our services attempt to control healthcare costs by, for example, requiring hospitals to discount payments for their services in exchange for exclusive or preferred participation in their benefit plans, restricting coverage through utilization review, reducing coverage of inpatient services and shifting care to outpatient settings, requiring prior authorizations and implementing alternative payment models. The ability of commercial payors to control healthcare costs using these measures may be enhanced by the increasing consolidation of insurance and managed care companies. Further, our contracts with payors require us to comply with a number of terms related to the provision of services and billing for services. If we are unable to negotiate increased reimbursement rates, maintain existing rates or other favorable contract terms, effectively respond to payor cost controls or comply with the terms of our payor contracts, the payments we receive for our services may be reduced or we may be involved in disputes with payors and experience payment denials, both prospectively and retroactively. In addition, some individuals may move from existing coverage under health insurance plans with higher reimbursement rates for our services and lower co-pays and deductibles to plans, such as those purchased on the health insurance exchanges, that may provide for lower reimbursement for our services along with higher co-pays and deductibles or even exclusion of our hospitals and employed physicians from coverage.

We may be adversely affected by consolidation among health insurers.

In recent years, a number of health insurers have merged or increased efforts to consolidate with other payors as well as providers, in part, as a result of the medical loss ratio (“MLR”) requirements imposed by the Reform Legislation. The MLR represents the percentage of premiums used to pay customer medical claims and for other activities that improve the quality of care. Health insurers that do not meet minimum MLR requirements must pay premium rebates on individual and group medical insurance products and, for certain Medicare products, may be subject to additional penalties. Our ability to negotiate prices and favorable terms with health insurers in certain markets could be affected negatively as a result of these efforts. Also, the shift toward value-based payment models could be accelerated if larger insurers find these models to be financially beneficial. We cannot predict whether we will be able to respond effectively to the impact of increased consolidation in the payor industry.

If we experience growth in self-pay volume and revenues, or if we experience deterioration in the collectability of patient responsibility accounts, our financial condition or results of operations could be adversely affected.

Our primary collection risks relate to uninsured patients and outstanding patient balances for which the primary insurance payor has paid some but not all of the outstanding balance, with the remaining outstanding balance (generally deductibles and co-payments) owed by the patient. Collections are impacted by the economic ability of patients to pay and the effectiveness of our collection efforts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage may affect our collection of accounts receivable and are considered in our estimates of accounts receivable collectability.

Prior to implementation of the Reform Legislation, the hospital industry generally experienced an increase in its provisions for bad debts as a percentage of net operating revenues due to a growth in self-pay volume and revenues. More recently, our self-pay revenues have decreased, primarily resulting from a shift from self-pay to Medicaid and private insurers for a portion of our patient population, driven by the insurance coverage expansion provisions of the Reform Legislation. In addition, the Reform Legislation’s future impact on the uninsured population and the percentage of our total revenue comprised of self-pay revenues may be different than anticipated because of, among other variables, uncertainty regarding the number and identity of states that ultimately choose to expand Medicaid, the number of uninsured who elect to purchase health insurance, and efforts to repeal or revise the Reform Legislation. Moreover, we may be adversely affected by the growth in patient responsibility accounts as a result of increases in the adoption of plan structures, including health savings accounts, narrow networks and tiered networks, that shift greater responsibility for care to individuals through greater exclusions and copayment and deductible amounts. Further, our ability to improve collections for patient responsibility accounts may be limited by statutory, regulatory and investigatory initiatives, including private lawsuits directed at hospital charges and collection practices for uninsured and underinsured patients. In addition, a deterioration of economic conditions in the United States could potentially lead to higher levels of uninsured patients, result in higher levels of patients covered by lower paying government programs, result in fiscal uncertainties at both government payors and private insurers and/or limit the economic ability of patients to make payments for which they are responsible. If we experience growth in self-pay volume or deterioration in collectability of patient responsibility accounts, our financial condition or results of operations could be adversely affected.

A significant decline in operating results or other indicators of impairment at one or more of our facilities could result in a material, non-cash charge to earnings to impair the value of long-lived assets.

Our operations are capital intensive and require significant investment in long-lived assets, such as property, equipment and other long-lived intangible assets, including capitalized internal-use software. If one of our facilities experiences declining operating results or is adversely impacted by one or more of these risk factors, we may not be able to recover the carrying value of those assets through our future operating cash flows. On an ongoing basis, we evaluate whether changes in future undiscounted cash flows reflect an impairment in the fair value of our long-lived assets. As of December 31, 2015, our facilities vary in size with total net carrying values of long-lived assets of each individual facility ranging from $6 million to $113 million. Our five facilities with the highest net carrying value of long-lived assets range from $48 million to $113 million individually. Each of our facilities is supported by those physicians that practice at that facility and by the community which that facility serves. We do not believe that the size of the facility or the communities in which we operate imposes any greater risk for impairment for one facility over the others. However, if the carrying value of long-lived assets at an individual facility is impaired, we may incur a material, non-cash charge to earnings, with the possibility that impairment at the larger facilities could be more material to the results of operations than that of the other facilities.

For the years ended December 31, 2015, 2014 and 2013, we recorded impairment charges of $13.0 million, $1.0 million and $8.0 million because of declining operating results and projections of future cash flows at certain of our hospitals caused by competitive and operational challenges specific to the markets in which these hospitals operate.

If the fair value of our reporting units declines, a material, non-cash charge to earnings from impairment of our goodwill could result.

At December 31, 2015, we had approximately $541.7 million of goodwill recorded in our combined balance sheet. We expect to recover the carrying value of this goodwill through our future cash flows. On an ongoing basis, we evaluate, based on the fair value of our reporting units, whether the carrying value of our goodwill is impaired when events or changes in circumstances indicate that such carrying value may not be recoverable. The testing of goodwill for impairment requires us to make significant estimates about our future performance and cash flows, as well as other assumptions related to our cost of capital and other factors impacting our fair value models. Future estimates of fair value could be adversely affected if the actual outcome of one or more of these assumptions changes materially in the future, including lower than expected hospital patient volumes or increased operating costs.

No impairment was indicated in connection with our last goodwill evaluation conducted during the fourth quarter of 2015. However, if the carrying value of our goodwill is impaired, we may incur a material, non-cash charge to earnings during the period in which the impairment is determined. Upon consummation of the transaction, it is anticipated that Quorum Health Corporation’s common stock will be publicly traded on the New York Stock Exchange. If Quorum Health Corporation’s consolidated market capitalization trades below net carrying value for a period of time, a goodwill impairment could be indicated.

We are subject to uncertainties regarding healthcare reform.

The U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes that increase access to health insurance. In particular, the Reform Legislation mandates that substantially all U.S. citizens maintain medical insurance coverage and expands health insurance coverage through a combination of public program expansion and private sector health insurance reforms. Based on projections issued by the Congressional Budget Office (“CBO”) in March 2015, the incremental insurance coverage due to the Reform Legislation could result in 25 million formerly uninsured Americans gaining coverage by the end of 2025. However, the Reform Legislation remains subject to legislative efforts to repeal or modify the law and court challenges to its constitutionality and interpretation.

As the number of persons with access to health insurance in the U.S. increases, there may be a resulting increase in the number of patients using our facilities who have health insurance coverage. Most of the states with the greatest reductions in uninsured adult residents since enactment of the Reform Legislation have established a health insurance exchange, operated either by the state or in partnership with the federal government, and also expanded Medicaid.

A number of states have opted out of the Medicaid coverage expansion provisions, but could ultimately decide to expand their programs at a later date. At our hospitals in these states, the number of uninsured patients will likely decline by a smaller margin than we initially expected when the Reform Legislation was first adopted. Of the 16 states in which we operate hospitals, nine states have expanded their Medicaid programs. For the year ended December 31, 2015, these states represented 73% of our net operating revenues (before provision for bad debts). In the future, these states could decide to opt-out of Medicaid expansion. At this time, the other seven states are not expanding their Medicaid programs. Some of these states that have opted out are evaluating options such as waiver plans to operate an alternative Medicaid expansion plan.

The Reform Legislation also makes a number of changes to Medicare and Medicaid that could adversely impact the reimbursement our facilities receive under these programs, such as reductions to the Medicare annual market basket update through federal fiscal year 2019, a productivity offset to the Medicare market basket update and a reduction to the Medicare and Medicaid disproportionate share payments. Despite these provisions, we believe that the Reform Legislation had a positive impact on net operating revenues and income from operations during 2014 and 2015 as the result of the expansion of private sector and Medicaid coverage that has already occurred from the Reform Legislation. We believe that the net impact of the Reform Legislation on our net operating revenues will continue to be positive, but there can be no assurances that such impact will continue to remain positive in the future.

Also included in the Reform Legislation are provisions aimed at reducing fraud, waste and abuse in the healthcare industry. These provisions allocate significant additional resources to federal enforcement agencies and expand the use of private contractors to recover potentially inappropriate Medicare and Medicaid payments. The Reform Legislation amends several existing federal laws, including the anti-kickback statute and the False Claims Act (“FCA”) making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. These amendments also make it easier for potentially severe fines and penalties to be imposed on healthcare providers accused of violating applicable laws and regulations.

Because of the many variables involved, including clarifications and modifications resulting from the rule-making process, legislative efforts to repeal or modify the law, judicial interpretations resulting from court challenges to its constitutionality and interpretation, the development of agency guidance, whether and how many states ultimately decide to expand Medicaid coverage, the number of uninsured who elect to purchase health insurance coverage, uncertainty regarding the long-term viability of the Exchanges, budgetary issues at federal and state levels, and the potential for delays in the implementation of the Reform Legislation, we may not be able to realize the positive impact the Reform Legislation may have on our business, results of operations, cash flow, capital resources and liquidity. Furthermore, we cannot predict whether we will be able to modify certain aspects of our operations to offset any potential adverse consequences from the Reform Legislation or other federal or state health reform initiatives.

We may from time to time become the subject of legal, regulatory and governmental proceedings that, if resolved unfavorably, could have an adverse effect on us, and we may be subject to other loss contingencies, both known and unknown.

We may from time to time become a party to various legal, regulatory and governmental proceedings and other related matters. Those proceedings include, among other things, government investigations. In addition, we may become subject to other loss contingencies, both known and unknown, which may relate to past, present and future facts, events, circumstances and occurrences. Should an unfavorable outcome occur in some or all of any such current or future legal, regulatory or governmental proceedings or other such loss contingencies, or if successful claims and other actions are brought against us in the future, there could be an adverse impact on our financial position, results of operations and liquidity.

In particular, government investigations, as well as qui tam lawsuits, may lead to significant fines, penalties, damages payments or other sanctions, including exclusion from government healthcare programs. Settlements of lawsuits involving Medicare and Medicaid issues routinely require both monetary payments and corporate integrity agreements, each of which could have an adverse effect on our business, financial condition, results of operations and/or cash flows.

While CHS has agreed to indemnify us for certain liabilities relating to outcomes or events occurring prior to the closing of the spin-off, we cannot guarantee that any such legal proceedings or loss contingencies will be covered by such indemnities or that CHS will fully indemnify us thereunder.

If we fail to comply with extensive laws and government regulations, including fraud and abuse laws, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is governed by laws and regulations at the federal, state and local government levels. These laws and regulations include standards addressing, among other issues, the adequacy of medical care, equipment, personnel, operating policies and procedures; billing and coding for services; properly handling overpayments; classification of levels of care provided; preparing and filing of cost reports; relationships with referral sources and referral recipients; maintenance of adequate records; compliance with building codes; environmental protection; and privacy and security. Examples of these laws include, but are not limited to, HIPAA, the federal prohibition on self-referrals, commonly known as the “Stark Law,” the federal anti-kickback statute, the federal FCA, the Emergency Medical Treatment and Active Labor Act (“EMTALA”) and similar state laws. If we fail to comply with applicable laws and regulations we could suffer civil sanctions and criminal penalties, including the loss of our operating licenses and our ability to participate in the Medicare, Medicaid and other federal and state healthcare programs.

In addition, there are heightened coordinated civil and criminal enforcement efforts by both federal and state government agencies relating to the healthcare industry, including the hospital segment. Recent enforcement actions have focused on financial arrangements between hospitals and physicians, billing for services without adequately documenting medical necessity and billing for services outside the coverage guidelines for such services. Specific to our hospitals, we have received inquiries and subpoenas from various governmental agencies regarding these and other matters, and we are also subject to various claims and lawsuits relating to such matters. For a further discussion of these matters, see “Business—Legal Proceedings.”

In the future, evolving interpretations or enforcement of these laws and regulations could subject our current practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities or increased insurance costs.

Physicians, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice, product liability, or related legal theories. Even in states that have imposed caps on damages, litigants are seeking recoveries under new theories of liability that might not be subject to the caps on damages. Many of these actions involve large claims and significant defense costs. To protect us from the cost of these claims, we maintain claims-made professional malpractice liability insurance and general liability insurance coverage in excess of those amounts for which we are self-insured. This insurance coverage is in amounts that we believe to be sufficient for our operations. Our insurance coverage, however, may not continue to be available at a reasonable cost for us to maintain adequate levels of insurance. Additionally, our insurance coverage does not cover all claims against us, such as fines, penalties, or other damage and legal expense payments resulting from qui tam lawsuits. Although CHS has agreed to indemnify us for certain legal proceedings and our loss contingencies relating to outcomes or events occurring prior to the closing of the spin-off, we cannot guarantee that any such legal proceedings or loss contingencies will be covered by such indemnities or that CHS will fully indemnify us thereunder.

We could be subject to increased monetary penalties and/or other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of the Corporate Integrity Agreement.

On August 4, 2014, CHS announced that it had entered into a civil settlement with the U.S. Department of Justice, other federal agencies and identified relators that concluded previously announced investigations and litigation related to short stay admissions through emergency departments at certain of CHS’ affiliated hospitals. For a further discussion of the background of this matter and details of the settlement, see “Business—Legal Proceedings.” In addition to the amounts paid in the settlement, CHS executed a five-year Corporate Integrity Agreement (“CIA”) with the Office of Inspector General of the Department of Health and Human Services (“OIG”). Our hospitals are bound, and will continue to be bound following the distribution, by the terms of this civil settlement and CHS’ CIA. Subsequent to the distribution, we anticipate entering into a separate CIA with the OIG that will be binding on us and our facilities and which we expect to substantially mirror the terms of the CHS CIA.

Material, uncorrected violations of the CIA could lead to our suspension or disbarment from participation in Medicare, Medicaid and other federal and state healthcare programs and repayment obligations. In addition, we are subject to possible civil penalties for failure to substantially comply with the terms of the CIA, including stipulated penalties ranging between $1,000 to $2,500 per day. We will also be subject to a stipulated penalty of $50,000 for each false certification made by us or on our behalf, pursuant to the reporting provisions of the CIA. The CIA increases the amount of information we must provide to the federal government regarding our healthcare practices and our compliance with federal regulations. The reports we provide in connection with the CIA could result in greater scrutiny by regulatory authorities.

The failure to obtain our medical supplies at favorable prices could cause our operating results to be adversely affected.

We expect to enter into a participation agreement with HealthTrust, a group purchasing organization (“GPO”) prior to the completion of the spin-off. GPOs attempt to obtain favorable pricing on medical supplies with manufacturers and vendors, sometimes by negotiating exclusive supply arrangements in exchange for discounts. To the extent these exclusive supply arrangements are challenged or deemed unenforceable, we could incur higher costs for our medical supplies obtained through HealthTrust. Further, costs of supplies and drugs may continue to increase due to market pressure from pharmaceutical companies and new product releases. Higher costs could cause our operating results to be adversely affected. Also, there can be no assurance that our arrangement with HealthTrust will provide the discounts we expect to achieve.

A material portion of our revenues are concentrated in a single state which makes us particularly sensitive to regulatory and economic changes in that state.

Our revenues are particularly sensitive to regulatory and economic changes in a state in which we generate a significant portion of our revenues. We currently operate nine hospitals in Illinois, which collectively accounted for 33.3% and 35.5% of our net operating revenues (before provision for bad debts) for the years ended December 31, 2015 and 2014, respectively. Accordingly, any change in the current demographic, economic, competitive or regulatory conditions in this state could have an adverse effect on our business, financial condition or results of operations. Changes to the Medicaid and other government-managed payor programs in Illinois, including reductions in reimbursement rates or delays in reimbursement, could also have an adverse effect on our business, financial condition, results of operations or cash flows.

The failure of certain employers, or the closure of certain manufacturing and other facilities in our markets, could have a disproportionate impact on our hospitals.

The economies in the markets in which most of our hospitals operate are often dependent on a small number of large employers, especially manufacturing or other facilities. These employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals for care. The failure of one or more large employers, or the closure or substantial reduction in the number of individuals employed at manufacturing or other facilities located in or near many of the markets in which our hospitals primarily operate, could cause affected employees to move elsewhere for employment or lose insurance coverage that was otherwise available to them. The occurrence of these events may cause a reduction in our revenues and adversely impact our results of operations.

If there are delays in regulatory updates by governmental entities to federal and state healthcare programs, we may experience increased volatility in our operating results as such delays may result in a timing difference between when such program revenues are earned and when they become known or estimable for purposes of accounting recognition.

Our operating revenues, net of contractual allowances and discounts (before provision for bad debts), from the Medicare and Medicaid programs were 39.0% and 40.1% for the years ended December 31, 2015 and 2014, respectively. The reimbursements due to us from those programs are subject to legislative and regulatory changes that can have a significant impact on our operating results. When delays occur in the implementation of regulations or passage of legislation, there is the potential for material increases or decreases in operating revenues to be recognized in periods subsequent to when such related services were performed, resulting in the potential for an adverse effect on our consolidated financial position and consolidated results of operations.

If our adoption and utilization of electronic health record systems fails to achieve the required measures for meaningful use, our results of operations could be adversely affected.

As a result of the Health Information Technology for Economic and Clinical Health Act (“HITECH”) eligible hospitals and healthcare professionals can receive incentive payments for their adoption and meaningful use of certified EHR technology. The implementation of EHR technology that meets the meaningful use criteria requires a significant capital investment, and we have and intend to continue to offset some of these costs by maximizing our receipt of incentive payments. As of October 1, 2014, eligible hospitals and, as of January 1, 2015, professionals that fail to demonstrate meaningful use of certified EHR technology and have not applied and qualified for a hardship exception are subject to reduced reimbursement from Medicare. Thus, if our hospitals and employed professionals are unable to comply with the meaningful use standards, we will not be eligible to receive incentive payments that could offset some of the costs of implementing EHR systems, and we could be subject to penalties that may have an adverse effect on our consolidated financial position and results of operations. We expect our HITECH incentive reimbursements for 2016 will be approximately $12 million.

The transition to ICD-10 coding may adversely impact our results of operations.

All healthcare providers covered by HIPAA, including our hospitals, were required to transition by October 1, 2015 to the ICD-10 code set to report medical diagnoses and inpatient procedures. ICD-10 significantly expands the number of and detail in the codes used by providers to bill for services. All of our hospitals have transitioned to the ICD-10 coding system, which continues to involve a significant capital investment in technology and coding of our information systems, as well as significant costs related to training of staff involved with coding and billing. These ICD-10 transition costs and any difficulty or delays in payors and providers transitioning to this significantly more detailed code set could have an adverse effect on our consolidated results of operations and cash flows. The potential for delay in billing and collection on patient receivables could also have an adverse effect on our results of operations and cash flows.

A cyber-attack or security breach could cause a loss of confidential data, give rise to remediation and other expenses, expose us to liability under HIPAA, consumer protection laws, common law or other theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business.

We rely extensively on our computer systems to manage clinical and financial data, communicate with our patients, payors, vendors and other third parties and summarize and analyze operating results. We have made significant investments in technology to protect our systems and information from cybersecurity risks. During the second quarter of 2014, the computer network of CHS was the target of an external, criminal cyber-attack in which the attacker successfully copied and transferred certain data outside CHS. This data included certain non-medical patient identification data (such as patient names, addresses, birthdates, telephone numbers and social security numbers) considered protected under HIPAA, but did not include patient credit card, medical or clinical information. The remediation efforts in response to the attack were substantial, including continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access.

In spite of our security measures, there can be no assurance that we will not be subject to cyber-attacks or security breaches in the future. Such attacks or breaches could result in loss of protected health information or other data subject to privacy laws or disrupt our information technology systems or business. We continue to prioritize cybersecurity and the development of practices and controls to protect our systems. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. If we are subject to cyber-attacks or security breaches in the future, this could have an adverse impact on our business, financial condition or results of operations.

A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate, or which otherwise impacts our facilities, could adversely impact our business.

If a pandemic or other public health crisis were to affect our markets, our business could be adversely affected. Such a crisis could diminish the public trust in healthcare facilities, especially hospitals that fail to accurately or timely diagnose or that are treating (or have treated) patients affected by contagious diseases. If any of our facilities were involved in treating patients for such a contagious disease, other patients might cancel elective procedures or fail to seek needed care at our facilities. Further, a pandemic might adversely impact our business by causing a temporary shutdown or diversion of patients, by disrupting or delaying production and delivery of materials and products in the supply chain or by causing staffing shortages in our facilities. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the potential impact of a pandemic, epidemic or outbreak of a contagious disease, with respect to our markets or our facilities is difficult to predict and could adversely impact our business.

Our performance depends on our ability to recruit and retain quality physicians.

Although we employ some physicians, physicians are often not employees of the healthcare facilities at which they practice. The success of our healthcare facilities depends in part on the number and quality of the physicians on the medical staffs of our healthcare facilities, our ability to employ quality physicians, the admitting and utilization practices of employed and independent physicians, maintaining good relations with those physicians and controlling costs related to the employment of physicians. In many of the markets we serve, many physicians have admitting privileges at other healthcare facilities in addition to our healthcare facilities. Such physicians may terminate their affiliation with or employment by our healthcare facilities at any time. If we are unable to provide adequate support personnel or technologically advanced equipment and facilities that meet the needs of those physicians and their patients, they may be discouraged from referring patients to our facilities, admissions may decrease and our operating performance may decline.

Our labor costs could be adversely affected by competition for staffing, the shortage of experienced nurses and labor union activity.

In addition to our physicians, the operations of our hospitals are dependent on the efforts, abilities and experience of our management and medical support personnel, such as nurses, pharmacists and lab technicians. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of our hospitals, including nurses and other non-physician healthcare professionals. In some markets, the availability of nurses and other medical support personnel has been a significant operating issue for healthcare providers. We may be required to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel. In addition, the states in which we operate could adopt mandatory nurse-staffing ratios or could reduce mandatory nurse-staffing ratios already in place. State-mandated nurse-staffing ratios could significantly affect labor costs and have an adverse impact on revenues if we are required to limit admissions in order to meet the required ratios.

As of December 31, 2015, certain employees at nine of our hospitals were represented by various labor unions. Increased or ongoing labor union activity is another factor that could adversely affect our labor costs or otherwise adversely impact us. To the extent a significant portion of our employee base unionizes, our labor costs could increase significantly. In addition, when negotiating collective bargaining agreements with unions, whether such agreements are renewals or first contracts, there is the possibility that strikes could occur during the negotiation process, and our continued operation during any strikes could increase our labor costs and otherwise adversely impact us.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased labor costs is constrained. In the event we are not effective at recruiting and retaining qualified management, nurses and other medical support personnel, or in controlling labor costs, this could have an adverse effect on our results of operations.

The industry trend towards value-based purchasing may negatively impact our revenues.

The trend toward value-based purchasing of healthcare services is gaining momentum across the healthcare industry among both government and commercial payors. Generally, value-based purchasing initiatives tie payment to the quality and efficiency of care. For example, hospital payments may be negatively impacted by the occurrence of designated preventable adverse events, known as hospital acquired conditions (“HACs”). As of federal fiscal year 2015, hospitals that fall into the top 25% of national risk-adjusted HAC rates for all hospitals in the previous year receive a 1% reduction in their total Medicare payments. Medicare does not reimburse for care related to HACs. In addition, federal funds may not be used under the Medicaid program to reimburse providers for services provided to treat HACs. Hospitals that experience excessive readmissions for designated conditions receive reduced payments for all inpatient discharges. The U.S. Department of Health & Human Services (“HHS”) also reduces Medicare inpatient hospital payments for all discharges by a required percentage and pools the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards. Further, Medicare and Medicaid require hospitals to report certain quality data to receive full reimbursement updates.

HHS has indicated that it is particularly focused on tying Medicare payments to quality or value through alternative payment models, which generally aim to make providers attentive to the quality and cost of care they deliver to patients. Examples of alternative payment models include ACOs and bundled payment arrangements. Beginning in April 2016, HHS will require hospitals in certain geographic areas to participate in a bundled payment program for specified joint replacement procedures, and HHS may increasingly establish similar mandatory programs. It is unclear whether alternative payment models will successfully coordinate care and reduce costs or whether they will decrease aggregate reimbursement.

Several of the nation’s largest commercial payors have also expressed an intent to increase reliance on value-based reimbursement arrangements. Further, many large commercial payors require hospitals to report quality data, and several commercial payors do not reimburse hospitals for certain preventable adverse events.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our revenues or our costs of operation, or both.

Our business may be negatively impacted by severe weather and other factors beyond our control, which could restrict patient access to care or cause our owned and leased hospitals and related facilities to close temporarily.

The results of operations of our owned and leased hospitals and affiliated businesses may be adversely impacted by severe weather conditions, including hurricanes and widespread winter storms, or other factors beyond our control that cause disruption of patient scheduling, displacement of our patients, employees, physicians and clinical staff, or force certain of our owned and leased hospitals or related facilities to close temporarily. In certain geographic areas, we have a concentration of owned and leased hospitals and related facilities that may be simultaneously affected by adverse weather conditions or events. The future financial and operating results of our owned and leased hospitals and affiliated businesses may be adversely affected by weather and other factors that disrupt the operation of our owned and leased hospitals and affiliated businesses.

Quorum Health Resources, while subject to various risk factors affecting its hospital industry clients, is subject to additional risks related to its unique business model.

The various risk factors stated herein that could result in adverse impacts on the results of operations of our hospitals could similarly affect the hospitals and other healthcare clients for which Quorum Health Resources provides consulting and management advisory services. Any negative impact on our Quorum Health Resources clients could result in defaults under or terminations of our contracts, or the inability to attract new business. Further, in its position as a management advisor of client hospitals, Quorum Health Resources may be subject to allegations of mismanagement, as well as assertions of participation in incidents of malpractice alleged against its managed hospitals. It is possible that resolutions of these actions could require payments that exceed the revenues received from its managed hospitals, which would negatively impact the results of operations from Quorum Health Resources.

If competition decreases our ability to acquire additional hospitals on favorable terms, we may be unable to execute our acquisition strategy.

An important part of our business strategy is to acquire additional hospitals. However, not-for-profit hospital systems and other for-profit hospital companies generally attempt to acquire the same type of hospitals as we do. Some of our competitors for acquisitions have greater financial resources than we have. Furthermore, some hospitals are sold through an auction process, which may result in higher purchase prices than we believe are reasonable. Therefore, we may not be able to acquire additional hospitals on terms favorable to us.

If we fail to improve the operations of acquired or existing hospitals, we may be unable to achieve our growth strategy.

As we execute our growth strategy, we anticipate that the hospitals we acquire are likely to have lower operating margins than we do or have incurred operating losses prior to the time we acquire them. We may occasionally experience delays in improving the operating margins or effectively integrating the operations of acquired hospitals. Some of our existing hospitals are experiencing lower operating margins than other hospitals in our portfolio. In the future, if we are unable to improve the operating margins of these existing hospitals or any acquired hospitals, operate them profitably or effectively integrate their operations, as applicable, we may be unable to achieve our growth strategy. In addition, we intend to pursue the divestiture of certain of our hospitals experiencing lower operating margins following the spin-off. We make no assurance, however, that we will be able to complete any such divestitures on attractive terms or at all.

If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.

The hospitals that we will own and operate after the spin-off, or in the future could acquire, may have unknown or contingent liabilities, including liabilities for failure to comply with healthcare laws and regulations. Although CHS generally sought, and we will generally seek, indemnification from sellers covering these matters, we may nevertheless have material liabilities for past activities of acquired hospitals.

State efforts to regulate the construction, acquisition or expansion of healthcare facilities could limit our ability to build or acquire additional healthcare facilities, renovate our facilities or expand the breadth of services we offer.

Some states in which we operate require a certificate of need (“CON”) or other prior approval for the construction or acquisition of healthcare facilities or for the expansion of healthcare facilities and services, or for capital expenditures exceeding a prescribed amount, changes in bed capacity or services and some other matters. In evaluating a proposal, these states consider the need for additional or expanded healthcare facilities or services. If we are not able to obtain required CONs or other prior approvals, we would not be able to acquire, operate, replace or expand our facilities or expand the breadth of services we offer. Furthermore, if a CON or other prior approval upon which we relied to invest in construction of a replacement or expanded facility were to be revoked or lost through an appeal process, we may not be able to recover the value of our investment.

State efforts to regulate the sale of hospitals operated by municipal or not-for-profit entities could prevent us from acquiring these types of hospitals and executing our business strategy.

Many states have adopted legislation regarding the sale or other disposition of hospitals operated by municipalities or not-for-profit entities. In some states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligation to protect the use of charitable assets. These legislative and administrative efforts focus primarily on the appropriate valuation of the assets divested and the use of the proceeds of the sale by the non-profit seller. These review and, in some instances, approval processes can add additional time to the closing of a hospital acquisition. In addition, future state actions could seriously delay or even prevent our ability to acquire hospitals.

Risks Related to the Distribution and Our Separation from CHS

We do not have an operating history as an independent company and the historical financial information for the spun-off hospitals drawn from CHS’ financial results may not be a reliable indicator of our future results of operations and cash flows.

The historical financial information we have included in this Information Statement has been derived from CHS’ consolidated financial statements and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. CHS did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. In addition, the historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes will occur in our cost structure, funding and operations, including changes in our tax structure, increased costs associated with reduced economies of scale and increased costs associated with becoming a public, stand-alone company. While we have been profitable as part of CHS, we cannot assure you that as a stand-alone company our profits will continue at a similar level and that our cash flows will improve. Furthermore, under the terms of Transition Services Agreements, as described in this Information Statement, for a period of time we will be dependent on certain affiliates of CHS for services including without limitation information technology, payroll processing, and hospital and clinic billing and collections. Any failure of these CHS affiliates to perform their respective Transition Services Agreements, including the billing and collection functions, could adversely affect our future financial position, results of operations and cash flows.

Following the spin-off, we will have substantial debt and high leverage, which could adversely affect our business.

We have historically relied upon CHS for short-term working capital requirements, as well as for long-term capital investment. Following the spin-off, we will have a significant amount of debt. On a pro forma basis as described under “Summary Historical and Pro Forma Condensed Combined Financial Data,” assuming we had completed the spin-off and the financing transactions described in this Information Statement (including the borrowings under the senior credit facilities and the issuance of the senior notes), we would have had $1.28 billion of total outstanding debt as of December 31, 2015.

Our overall leverage and the terms of our financing arrangements could:

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	make it more difficult for us to satisfy our obligations under our indebtedness;

•	limit our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limit our flexibility to plan for and to adjust to changing business and market conditions in the industry in which we operate, and increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to fund future investments, capital expenditures, working capital, business activities and other general corporate requirements;

•	limit our ability to obtain additional financing for working capital, for capital expenditures, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity, particularly if any ratings assigned to our debt securities by rating organizations were revised downward; and

•	subject us to higher levels of indebtedness than our competitors, which may cause a competitive disadvantage and may reduce our flexibility in responding to increased competition.

In addition, as described under “Description of Financing and Material Indebtedness,” we will incur, in connection with the spin-off, a significant amount of debt. We will also distribute $1.21 billion of the net proceeds to CHS. As a result of the indebtedness we expect to incur in connection with the spin-off, the amount of leverage in our business will increase. This will increase the riskiness of our business and of an investment in our common stock.

Our ability to meet expenses and debt service obligations will depend on our future performance, which will be affected by financial, business, economic and other factors, including potential changes in patient preferences, the success of responding to changing payment models and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity.

Our senior credit facilities will bear interest at variable rates. If market interest rates increase, variable rate debt will create higher debt service requirements, which could adversely affect our cash flow.

We expect the agreements governing our debt, including our new credit facilities and the indenture governing our senior notes, will contain various covenants that impose restrictions on us that may affect our ability to operate our business.

The agreements governing our new senior credit facilities and our senior notes are expected to contain covenants that, among other things, limit our ability to:

•	borrow money or guarantee debt;

•	create liens;

•	pay dividends on or redeem or repurchase stock;

•	make specified types of investments and acquisitions;

•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter into new lines of business;

•	enter into transactions with affiliates; and

•	sell assets or merge with other companies.

These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions.

A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the senior notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

We could incur significant tax liabilities if the distribution were to be deemed a taxable event.

In Rev. Proc. 2013-32, the IRS announced that, effective for ruling requests postmarked or received after August 23, 2013, it generally will no longer provide private letter rulings to the effect that a spin-off transaction (similar to the contribution of our business to us by CHS and the distribution of QHC common stock) will qualify as a tax-free transaction under Sections 368(a)(1)(D) and 355 of the Code. Consequently, CHS is not seeking such a ruling from the IRS. Moreover, it is a condition to the distribution that CHS receive an opinion from its outside tax advisor, Deloitte Tax LLP, to the effect that the distribution of QHC common stock should qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion from Deloitte Tax LLP will rely on certain facts, assumptions, representations and undertakings from CHS and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not satisfied, CHS and its stockholders may not be able to rely on the opinion of Deloitte Tax LLP and could be subject to significant tax liabilities.

Notwithstanding CHS’ receipt of the opinion from Deloitte Tax LLP, there can be no assurance that the IRS will determine that the distribution is not a taxable event, including as a result of certain significant changes in the share ownership of CHS or QHC after the distribution. If the distribution is determined to be taxable for U.S. federal income tax purposes, CHS and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and we could incur significant liabilities as well. This obligation may also discourage, delay or prevent a change of control of QHC. For a description of the sharing of such liabilities between CHS and us, see “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off—Tax Matters Agreement.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Our financial results previously were included within the consolidated results of CHS, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal control over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our financial condition, results of operations or cash flows.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, the elimination of internal competition with CHS’ network of larger hospitals for capital, key management and other resources, the development of a tailored operating and marketing strategy focused on the hospital market we serve, the optimization of and execution on growth opportunities that will be unique to us, and the development of management incentive tools that are more closely aligned with the success of our business objectives and opportunities. However, by separating from CHS, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of CHS. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

We may incur greater costs as an independent company than we did when we were part of CHS.

As part of CHS, we could take advantage of CHS’ size and purchasing power in procuring certain goods and services such as insurance and healthcare benefits, and technology such as computer software licenses. We also rely on CHS to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by CHS that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that the spin-off left CHS insolvent or with unreasonably small capital or that CHS intended or believed it would incur debts beyond its ability to pay such debts as they mature and that CHS did not receive fair consideration or reasonably equivalent value in the spin-off. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to CHS, voiding our liens and claims against CHS, or providing CHS with a claim for money damages against us in an amount equal to the difference between the consideration received by CHS and the fair market value of our company at the time of the spin-off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if either the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), or it is unlikely to be able to pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that CHS was solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

Under the Separation and Distribution Agreement, from and after the spin-off, we will be responsible for the debts, liabilities and other obligations related to Quorum Health. Although we do not expect to be liable for any of these or other obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that we could be required to assume responsibility for certain obligations retained by CHS should CHS fail to pay or perform its retained obligations. See “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off—Separation and Distribution Agreement.”

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Separation and Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreements and any other agreements, will be negotiated in the context of our separation from CHS while we are still part of CHS. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights and indemnifications as well as the terms of ongoing service agreements between the two companies, and we may have received better terms under the agreements related to the spin-off from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off.”

Transfer or assignment to us of certain contracts, investments in joint ventures and other assets may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of certain of the contracts, investments in joint ventures and other assets in connection with the spin-off require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract. It is possible that some parties may use the requirement of a consent to seek more favorable contractual terms from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the spin-off. In addition, in cases where we do not intend to obtain consent from third party counterparties based on our belief that no consent is required, it is possible the third party counterparties may challenge a transfer of assets to us on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Risks Related to Our Common Stock

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off, our stock price may fluctuate significantly.

There currently is no public market for our common stock. Our common stock has been authorized for listing on the NYSE. See “Trading Market.” It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the price of our common stock being depressed or more volatile. We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies; and

•	domestic and worldwide economic conditions.

In addition, when the market price of a company’s common stock drops significantly, stockholders often institute securities class action lawsuits against the company and derivative actions against our Board of Directors. Such lawsuits could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

We do not plan to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock in the future.

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. See “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

Additionally, indebtedness that we expect to incur in connection with the spin-off could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt-payment obligations, then our ability to pay dividends, if so determined by the Board of Directors, will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing our dividend. There can be no assurance, however, that any such actions could be effected on satisfactory terms, if at all, or would be permitted by the terms of our new debt or our other credit and contractual arrangements. In addition, the terms of the agreements governing new debt that we expect to incur at or prior to the spin-off or that we may incur in the future may limit the payment of dividends.

Anti-takeover provisions in our organizational documents could delay or prevent a change in control.

Prior to completion of the spin-off, we will adopt the amended and restated certificate of incorporation and the amended and restated by-laws. Certain provisions of the amended and restated certificate of incorporation and the amended and restated by-laws may delay or prevent a merger or acquisition that a stockholder may consider favorable. For example, the amended and restated certificate of incorporation and the amended and restated by-laws, among other things, will authorize our Board of Directors to issue one or more series of preferred stock, prohibit our stockholders from calling a special meeting of stockholders and provide that Delaware is the sole and exclusive forum for certain types of legal proceedings initiated by our stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. In addition, following the distribution, we will be subject to Section 203 of the Delaware General Corporation Law which may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that could have resulted in a premium over the market price for shares of our common stock. See “Description of Capital Stock.”

Under the Tax Matters Agreement, we will agree not to enter into any transaction involving an acquisition (including issuance) of our common stock or any other transaction (or, to the extent we have the right to prohibit it, to permit any such transaction) that could cause the distribution to be taxable to CHS. We will also agree to indemnify CHS for any tax resulting from any such transactions. Generally, CHS will recognize taxable gain on the distribution if there are one or more acquisitions (including issuances) of our capital stock, directly or indirectly, representing 50% or more, measured by vote or value, of our then-outstanding capital stock, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any such shares of our common stock acquired, directly or indirectly, within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) will generally be presumed to be part of such a plan unless that presumption is rebutted. As a result, our obligations may discourage, delay or prevent a change of control of our company.

Substantial sales of our common stock may occur in connection with the spin-off, which could cause the price of our common stock to decline.

The shares of our common stock that CHS distributes to its stockholders generally may be sold immediately in the public market. It is possible that some CHS stockholders, which could include some of our larger stockholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or in the case of index funds, we are not a participant in the index in which they are investing. The sales of significant amounts of our common stock or the perception in the market that this will occur may reduce the market price of our common stock.

Your percentage of ownership in our company may be diluted in the future.

As with any public company, in the future, your percentage ownership in our company may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees who hold CHS restricted stock awards will receive, as a result of the spin-off, restricted stock awards for the number of whole shares (rounded down) of QHC common stock that they would have received as a shareholder of CHS as if the underlying CHS stock were unrestricted. We anticipate our compensation committee will grant additional stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional options or other stock-based awards to our employees under our employee benefits plans.

In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Some of the matters discussed in this Information Statement include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “thinks,” and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include the following:

•	general economic and business conditions, both nationally and in the regions in which we operate;

•	implementation, effect of and changes to adopted and potential federal and state healthcare reform legislation and other federal, state or local laws or regulations affecting the healthcare industry;

•	the extent to which states support increases, decreases or other changes in Medicaid programs, implement healthcare exchanges or alter the provision of healthcare to state residents through regulation or otherwise;

•	risks associated with our substantial indebtedness, leverage and debt service obligations;

•	demographic changes;

•	changes in, or the failure to comply with, extensive laws and regulations governing the healthcare industry;

•	potential adverse impact of known and unknown government investigations, audits, and federal and state false claims act litigation and other legal proceedings;

•	our ability, where appropriate, to enter into and maintain provider arrangements with payors and the terms of these arrangements, especially in light of the increased concentration of heath insurers and managed care companies;

•	changes in, or the failure to comply with contract terms with payors and changes in reimbursement rates paid by federal or state healthcare programs or commercial payors;

•	changes in inpatient or outpatient Medicare and Medicaid payment levels;

•	the effects related to the continued implementation of the sequestration spending reductions and the potential for future deficit reduction legislation;

•	increases in the amount and risk of collectability of patient accounts receivable, including the impact of the implementation of ICD-10 and decreases in collectability which may result from, among other things, self-pay growth in states that have not expanded Medicaid and difficulties in recovering payments for which patients are responsible, including co-pays and deductibles;

•	the efforts of Medicare, Medicaid and private insurers to contain healthcare costs including the trend toward value-based purchasing;

•	our ongoing ability to demonstrate meaningful use of certified EHR technology and recognize income for the related Medicare or Medicaid incentive payments;

•	our ability to attract and retain, at reasonable employment costs, qualified personnel, key management, physicians, nurses and other healthcare workers;

•	increases in wages as a result of, among other factors, inflation or competition for highly technical positions and rising supply and drug costs due to market pressure from pharmaceutical companies and new product releases;

•	liabilities and other claims asserted against us, including self-insured malpractice claims;

•	competition among hospitals and other healthcare providers for patients and affiliations with physicians;

•	trends toward treatment of patients in less acute or specialty healthcare settings, including surgery centers or specialty hospitals;

•	changes in medical or other technology;

•	changes in U.S. GAAP;

•	the availability and terms of capital to fund additional acquisitions or replacement facilities or other capital expenditures;

•	our ability to successfully make acquisitions or complete divestitures;

•	our ability to successfully integrate any acquired hospitals, or to recognize expected synergies from acquisitions;

•	the impact of seasonal severe weather conditions;

•	the impact of a cyber-attack or a security breach;

•	our ability to obtain and maintain adequate levels of general and professional liability insurance;

•	timeliness of reimbursement payments received under government programs; and

•	effects related to outbreaks of infectious diseases.

Although we believe that these forward-looking statements are based upon reasonable assumptions, these assumptions are inherently subject to significant regulatory, economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and may be beyond the control of the Company. Accordingly, the Company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this filing. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

THE SEPARATION AND DISTRIBUTION

On August 3, 2015, CHS announced that its Board of Directors had approved a plan to spin off to its stockholders 100% of the common stock of QHC. QHC is an operator and manager of general acute care hospitals and outpatient services in the United States. As of December 31, 2015, QHC owned or leased 38 hospitals and managed 93 non-affiliated hospitals. QHC’s owned and leased hospitals are geographically diversified across 16 states with an aggregate of 3,582 licensed beds. The majority of these hospitals are located in cities or counties having populations of 50,000 or less. In over 84% of their markets, QHC is the sole provider of general acute care health services. QHC also operates Quorum Health Resources, a leader in hospital management advisory and consulting services that provides services to non-affiliated general acute care hospitals primarily located in similar markets as our sole provider hospitals. On                     , 2016, CHS’ Board of Directors approved the distribution of all of the issued and outstanding shares of QHC common stock on the basis of one share of QHC common stock for every 4 shares of CHS common stock held as of the close of business on                     , 2016, the record date for the distribution.

Reasons for the Separation and Distribution

CHS’ Board of Directors has determined that it is in the best interest of CHS and its stockholders to separate Quorum Health, composed of 38 hospitals in 16 states with an aggregate of 3,582 licensed beds and located primarily in markets having populations of 50,000 or less. In over 84% of QHC’s markets, it is the sole provider of general acute care health services. Because Quorum Health Resources primarily provides management advisory and consulting services to independent hospitals in similar markets as QHC’s sole provider hospitals, CHS’ Board of Directors determined that Quorum Health Resources’ business strategies are more closely affiliated with these sole provider hospitals than with CHS’ core holdings and, as a result, should be included with the hospitals to be spun off.

The hospital business in the markets QHC serves and the businesses to be retained by CHS have distinct operating, business and financial characteristics. In making the determination to spin off the hospitals that will comprise QHC, CHS’ Board of Directors noted that the spin-off would permit CHS to focus on its portfolio of larger hospitals and would permit QHC to focus its attention and financial resources on its smaller market hospitals, primarily located in cities or counties having populations of 50,000 or less. A wide variety of factors were considered by the CHS Board of Directors in evaluating the separation and distribution. The CHS Board of Directors considered the following to be the material potential benefits to the separation and distribution:

•	Sharpen Management Focus and Eliminate Internal Competition for Capital and Other Resources. The hospital business in QHC’s markets and the hospital business to be retained by CHS have fundamentally different business strategies, opportunities for growth, financial profiles and capital needs. These needs have diverged over time due to various changes within the healthcare industry. As a result, conflicts have developed concerning how best to use management time, limited capital and other resources. QHC will have its own balance sheet, equity currency and independent access to capital to more efficiently and strategically address the needs of its hospitals located in cities or counties having populations of 50,000 or less.

•	The distribution will permit QHC to more efficiently allocate capital to community hospitals, as CHS’ strategic focus has shifted towards larger hospitals and strengthening its regional healthcare networks.

•	The distribution will eliminate internal resource conflicts, allowing the management teams of our respective businesses to focus on strategic priorities and make operational decisions and acquisitions that are in its best interest without having to compete with the other business.

•	The distribution should enhance the competitiveness of each business by permitting it to make decisions more quickly, deploy capital more efficiently and respond to market demands more promptly.

•	The distribution will enable QHC’s management to more effectively focus on making capital improvements to its existing hospitals to expand services, investing in physician and executive recruitment and retention strategies and improving outreach programs and general health initiatives based on the needs of the communities being served.

•	Develop a Tailored Operating and Marketing Strategy. The smaller hospitals in the markets that QHC serves are often the only hospital in their community and, as a result, require greater flexibility than larger hospitals in tailoring their operating policies and marketing approaches to local needs. The distribution will provide each hospital the autonomy needed to develop an operating strategy tailored to the community it serves, resulting generally in increased operating efficiency for these hospitals.

•	Optimize Growth Opportunities for QHC’s Communities. Over time, CHS’ growth initiatives have evolved to focus on building a network infrastructure by acquiring hospitals that (i) would benefit from existing contracts with managed care providers, (ii) are located within or near the service area of another CHS hospital facility or (iii) would gain from standardized and centralized internal controls and management. This strategy, designed to extend market penetration and provide a care delivery network through affiliated providers and service offerings, provides advantages to the operation of CHS’ hospital facilities located in more populated areas that are not enjoyed to the same extent by the hospitals located in the markets that QHC serves.

•	The distribution will give the QHC hospital business direct access to the debt and equity capital markets to fund its unique and targeted growth strategies in a manner appropriate for its business needs, free from managerial and operational conflicts existing prior to the distribution.

•	The distribution will permit QHC’s management to pursue strategic acquisitions of similar sole community provider hospitals that would not have been strategic to CHS’ core holdings under its current network infrastructure strategy, enabling the business to be spun off to achieve growth not possible while a part of CHS.

•	The distribution will provide QHC’s management with the flexibility needed to manage hospitals in these unique markets, including recruiting physicians and tailoring their operating policies and marketing strategies.

•	Employee Incentives. The distribution will allow QHC to develop incentive programs that better attract and retain key employees through the use of stock-based and performance-based incentive plans that more directly link compensation with the financial performance of its businesses.

•	Distinct Investment Identity. The distribution will create two separate, focused companies and allow investors to value CHS and QHC based on their unique investment identities, including the merits, performance and future prospects of CHS’ and our respective businesses. There can be no assurance that, following the distribution, these or any other benefits will be realized to the extent anticipated or at all.

CHS’ Board of Directors also considered a number of potentially negative factors in evaluating the distribution, including the following which it considered to be the material potentially negative factors:

•	Loss of Synergies and Increased Costs. As a part of CHS, the hospitals to be spun off take advantage of various functions performed by CHS, such as accounting, tax, legal, human resources and other general and administrative functions. After the distribution, CHS will not perform these functions for QHC. Because of QHC’s smaller scale as a stand-alone company, its cost of performing these functions may be higher than the amounts reflected in its historical combined financial statements. As a result, this could cause QHC’s profitability to decrease.

•	Disruptions to the Business as a Result of the Distribution. The actions required to separate CHS’ hospital businesses in the markets QHC serves from CHS’ other businesses and transfer them to us will take significant management time and attention and could disrupt QHC’s and CHS’ respective operations.

•	Increased Significance of Certain Costs and Liabilities. Certain costs and liabilities that were otherwise less significant to CHS as a whole will be more significant for QHC as a stand-alone company.

•	Transaction Costs of the Separation and Distribution. QHC and CHS will incur costs in connection with the transition to two stand-alone publicly traded companies, including costs to separate information systems, accounting, tax, legal and other professional services costs, and may incur costs in connection with recruiting and relocation costs associated with hiring key senior management personnel.

•	Inability to Realize Anticipated Benefits of the Distribution. QHC may not achieve the anticipated benefits of the distribution for a variety of reasons, including:

•	The separation will require significant amounts of management’s time and effort, which may divert its attention from operating and growing its business.

•	Following the distribution, QHC may be more susceptible to market fluctuations and other adverse events than if we were still a part of CHS.

•	Following the distribution, QHC will be less diversified than CHS’ business prior to the separation.

•	Limitations Placed upon QHC as a Result of the Tax Matters Agreement. To preserve the treatment to CHS of the separation and distribution as a “reorganization” under Sections 368(a)(1)(D) and 355 of the Code, under the Tax Matters Agreement that QHC will enter into with CHS, QHC will be restricted from taking any action that prevents the separation and distribution from satisfying the requirements for tax-free treatment. These restrictions will limit its near-term ability to repurchase QHC shares, issue additional shares, pursue strategic transactions or engage in other transactions that might increase the value of its business. See “Risk Factors—Risks Related to the Distribution and Our Separation from CHS.”

CHS’ Board of Directors concluded that the potential benefits of the separation and distribution outweighed these negative factors.

Formation of QHC and CHS Internal Corporate Reorganization

Quorum Health Corporation was incorporated in Delaware on July 27, 2015 for the purpose of holding the stock, directly or indirectly, of the subsidiaries constituting Quorum Health following the distribution. Prior to the distribution, we will have no operations other than those incident to our formation and in preparation for the separation and distribution. The diagram below shows the structure of CHS, simplified for illustrative purposes only, prior to the internal reorganization and distribution:

We and CHS expect to engage in a series of transactions that are designed to transfer ownership of those assets and operations to QHC and to implement the anticipated post distribution capital structure for QHC and CHS. These transactions will include:

•	an internal corporate reorganization that will result in the CHS operating subsidiaries, assets and liabilities related to Quorum Health being contributed to us;

•	financing transactions that will result in the incurrence of a total of approximately $1.28 billion in new funded indebtedness, consisting of senior credit facilities with lending institutions and QHC Senior Notes as further described in “Description of Financing and Material Indebtedness”; and

•	the (i) distribution of approximately $1.21 billion of net cash proceeds to CHS and the (ii) issuance of approximately 28.2 million shares of QHC common stock to CHS in exchange for the contribution of Quorum Health’s assets and liabilities by CHS.

Manner of Effecting the Distribution

On the distribution date, with the assistance of AST, the settlement and distribution agent, CHS will electronically distribute all of the outstanding shares of QHC common stock to the holders of record of CHS common stock at the close of business on the record date. The distribution will be made by way of direct registration in book-entry form on the basis of one share of QHC common stock for every 4 shares of CHS common stock (the “distribution ratio”) held on the record date of                     , 2016. A book-entry account statement reflecting your ownership of whole shares of QHC common stock will be mailed to you, or your brokerage account will be credited for the shares. Direct registration in book-entry refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as will be the case in the distribution. Each share of QHC common stock that is distributed will be validly issued, fully paid and non-assessable and free of preemptive rights.

The diagram below shows the structure of Quorum Health Corporation and CHS, simplified for illustrative purposes only, after completion of the separation and distribution.

Treatment of Fractional Shares

CHS will not distribute fractional shares of QHC common stock in connection with the distribution. You will receive a check, or a credit to your brokerage account, for the cash equivalent of any fractional shares you otherwise would have received in the distribution. The distribution agent will, on or after the distribution date, aggregate and sell all of those fractional interests on the open market at then applicable market prices and distribute the aggregate cash proceeds ratably (based on the fractional share such holder would otherwise be entitled to receive) to each CHS stockholder who otherwise would have been entitled to receive a fractional share in the distribution. CHS will pay all brokers’ fees and commissions in connection with the sale of fractional interests. Neither CHS nor QHC will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the payments made in lieu of fractional shares. If you own less than 4 shares of CHS common stock on the record date, you will not receive any shares of QHC common stock in the distribution, but you will receive cash in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally result in a taxable gain or loss to the recipient stockholder. See “Material U.S. Federal Income Tax Consequences” for a discussion of the U.S. federal income tax treatment of proceeds from fractional shares.

Transferability of Shares You Receive

Shares of QHC common stock distributed to CHS stockholders in connection with the distribution will be transferable without registration under the Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be affiliates of QHC. Persons who may be deemed to be affiliates of QHC after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of QHC common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Treatment of Equity-Based Compensation

The outstanding options to purchase CHS stock held by current and former CHS and QHC employees at the time of the distribution will remain outstanding and be exercisable according to their terms until their stated expiration date. The exercise price of those options will be appropriately adjusted to reflect the intrinsic value of such awards at the time of the spin-off. Unvested CHS options held by QHC employees will vest through such QHC employees’ continued service with QHC. CHS and QHC employees who hold CHS restricted stock awards will receive, as a result of the spin-off, restricted stock awards for the number of whole shares (rounded down) of QHC common stock that they would have received as a shareholder of CHS as if the underlying CHS stock were unrestricted. The QHC restricted stock awards received by CHS and QHC employees in the spin-off will continue to vest on the same terms as the CHS restricted stock awards to which they relate through the continued service by such employees with their respective employer. CHS restricted stock unit awards will be appropriately adjusted by increasing the number of shares of CHS stock subject to restricted stock unit awards by an amount of whole shares (rounded down) necessary to preserve the intrinsic value of such awards at the time of the spin-off.

Results of the Separation and Distribution

After the separation and distribution, we will be a separate publicly traded company owning or leasing 38 hospitals and affiliated businesses and managing 93 non-affiliated hospitals through Quorum Health Resources, a wholly-owned subsidiary of QHC. Immediately after the distribution, we expect to have approximately 28.2 million shares of QHC common stock issued and outstanding based on the distribution ratio described above and the anticipated number of beneficial stockholders and outstanding CHS shares on                     , 2016, the record date, assuming the number of shares of CHS common stock outstanding as of February 10, 2016 remains unchanged through the record date. The actual number of shares to be distributed will be determined based on the number of CHS shares outstanding on the record date.

The distribution will not affect the number of outstanding CHS shares or any rights of CHS stockholders, although it may affect the market value of the outstanding CHS common stock.

We and CHS will enter into a Separation and Distribution Agreement and various other agreements before the distribution to effect the separation and set forth our contractual relationships with CHS after the distribution. These agreements will provide for the allocation, between us and CHS, of CHS’ assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the distribution and will govern certain relationships between us and CHS after the distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off.”

Distribution Conditions and Termination

The distribution will be effective on the distribution date,                     , 2016, provided that, among other things, the following conditions will have been satisfied:

•	our Registration Statement on Form 10, of which this Information Statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this Information Statement shall have been mailed to the CHS stockholders;

•	the shares of QHC common stock to be distributed shall have been approved for listing on the NYSE, subject to official notice of distribution;

•	CHS shall have obtained an opinion from its outside tax advisor that remains in effect as of the distribution date, in form and substance satisfactory to CHS, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code;

•	the financing transactions described in “Description of Financing and Material Indebtedness” and elsewhere in this Information Statement as having occurred prior to the distribution shall have been consummated on or prior to the distribution;

•	the internal reorganization shall have been completed, including the transfer to us of the assets and liabilities as well as the permits, licenses and registrations relating to Quorum Health as described in this Information Statement, except for such steps as CHS in its sole discretion shall have determined may be completed after the distribution date;

•	CHS shall have transferred or caused to be transferred an aggregate of $20 million of cash to QHC;

•	all permits, registrations, approvals and consents necessary to consummate the distribution shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the distribution shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the distribution;

•	CHS shall have taken all necessary action, in the judgment of the Board of Directors of CHS, to cause the Board of Directors of QHC to consist of the individuals identified in this Information Statement as directors of QHC;

•	all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and amended and restated by-laws filed by QHC with the SEC as exhibits to the Registration Statement on Form 10, of which this Information Statement forms a part;

•	each of the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreements and the other ancillary agreements shall have been executed by each party;

•	the Board of Directors of CHS shall have approved the distribution, which approval may be given or withheld at its absolute and sole discretion, and no other events or developments shall have occurred or failed to occur that, in the judgment of the Board of Directors of CHS, that makes it inadvisable to effect the distribution and other related transactions; and

•	the receipt of an opinion from an independent appraisal firm to the Board of Directors of CHS confirming the solvency and financial viability of CHS before the distribution and each of CHS and QHC after the distribution that is in form and substance acceptable to CHS in its sole discretion.

The fulfillment of the foregoing conditions will not create any obligation on CHS’ part to effect the distribution, and CHS’ Board of Directors has reserved the right to amend, modify or abandon the distribution and the related transactions at any time prior to the distribution date. CHS’ Board of Directors may, in its sole discretion, also waive any of these conditions.

CHS will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date and the distribution ratio. CHS does not intend to notify its stockholders of any modifications to the terms of the separation or distribution that, in the judgment of its Board of Directors, are not material. To the extent that the CHS Board of Directors determines that any modifications by CHS materially change the terms of the distribution, CHS will notify CHS stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, including by providing a supplement to this Information Statement or through the filing of a Form 8-K.

Accounting Treatment

The distribution will be accounted for by CHS on a historical cost basis, and no gain or loss will be recorded.

TRADING MARKET

Market for Our Common Stock

There is currently no public market for our common stock. Our common stock has been authorized for listing on the NYSE under the symbol “QHC.” We have not and will not set the initial price of our common stock. We cannot assure you as to the price at which our common stock will trade after the spin-off (or, on a “when-issued” basis, before the spin-off). Until our common stock is fully distributed and an orderly market develops in our common stock, the price at which such stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and CHS common stock held by stockholders after the spin-off may be less than, equal to or greater than the trading price of the CHS common stock prior to the spin-off. See “Risk Factors” beginning on page 22.

We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of CHS common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of CHS common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in CHS common stock: a “regular-way” market and an “ex-distribution” market. Shares of CHS common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of CHS common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of CHS common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

Transferability of Our Common Stock

On February 10, 2016, CHS had 112,762,293 shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately 28.2 million shares of common stock issued and outstanding. The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own             shares of our common stock. In addition, individuals who are affiliates of CHS on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date the registration statement, of which this Information Statement is a part, is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new stock option and other equity-based award plans and issue options to purchase shares of our common stock and other stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off and there are no registration rights agreements existing with respect to our common stock.

DIVIDEND POLICY

We do not currently plan to pay a regular dividend on our common stock following the spin-off. The declaration of any future cash dividends and, if declared, the amount of any such dividends, will be subject to our financial condition, earnings, capital requirements, financial covenants and other contractual restrictions and to the discretion of our Board of Directors. Our Board of Directors may take into account such matters as general business conditions, industry practice, our financial condition and performance, our future prospects, our cash needs and capital investment plans, income tax consequences, applicable law and such other factors as our Board of Directors may deem relevant. In addition, the terms of the agreements governing our new debt or debt that we may incur in the future may limit the payment of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2015 on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information. The information below is not necessarily indicative of our future capitalization. This table should be read in conjunction with “Summary Historical and Pro Forma Condensed Combined Financial Data,” “Selected Historical Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Financing and Material Indebtedness” and our audited combined financial statements and notes included elsewhere in this Information Statement.

	December 31, 2015
	Historical	Pro Forma
	(In thousands)

Cash and cash equivalents	$1,106	$21,106

Capitalization:
Debt:
Due to Parent, net	1,800,908	—
Other long-term debt, including current maturities	23,415	1,281,815
Equity:
Quorum Health stockholders’ equity	—	550,048
Parent’s equity	3,184	—
Noncontrolling interests in equity of combined entities	12,759	12,759

Total capitalization	$1,840,266	$1,844,622

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table sets forth QHC’s selected financial information derived from its (i) unaudited combined financial statements as of December 31, 2012 and 2011 and for the year ended December 31, 2011, which are not included elsewhere in this Information Statement; (ii) audited combined financial statements as of December 31, 2013 and for the year ended December 31, 2012, which are not included elsewhere in this Information Statement; and (iii) audited combined financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, which are included elsewhere in this Information Statement. The historical financial information presented may not be indicative of the results of operations or financial position that would have been obtained if QHC had been an independent company during the periods shown or of QHC’s future performance as an independent company.

The selected financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements and the corresponding notes included elsewhere in this Information Statement.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Combined Statements of Income Data
Operating revenues (net of contractual allowances and discounts)	$2,445,858	$2,410,002	$2,235,437	$2,151,672	$1,942,727
Provision for bad debts	258,520	264,502	287,822	260,005	233,030

Net operating revenues	2,187,338	2,145,500	1,947,615	1,891,667	1,709,697

Operating costs and expenses:
Salaries and benefits	1,016,696	1,012,618	957,086	932,182	832,675
Supplies	249,792	244,590	226,561	218,729	195,549
Other operating expenses	650,783	623,966	558,149	546,687	464,835
Government settlement and related costs	—	26,350	20,544	—	—
Electronic health records incentive reimbursement	(25,779)	(44,660)	(34,026)	(34,660)	(11,048)
Rent	48,729	48,319	43,092	39,786	37,639
Depreciation and amortization	128,001	122,555	106,557	97,149	84,615
Amortization of software to be abandoned	—	5,038	—	—	—
Impairment of long-lived assets	13,000	1,000	8,000	7,000	—

Total operating costs and expenses	2,081,222	2,039,776	1,885,963	1,806,873	1,604,265

Income from operations	106,116	105,724	61,652	84,794	105,432
Interest expense, net	98,290	92,926	99,465	97,942	101,743
Equity in earnings of unconsolidated affiliates	(213)	(134)	(366)	(231)	(623)

Income (loss) before income taxes	8,039	12,932	(37,447)	(12,917)	4,312
Provision for (benefit from) income taxes	3,304	5,579	(12,102)	(4,099)	2,070

Net income (loss)	4,735	7,353	(25,345)	(8,818)	2,242
Less: Net income (loss) attributable to noncontrolling interests	3,398	(448)	(1,323)	(1,523)	205

Net income (loss) attributable to Quorum Health	$1,337	$7,801	$(24,022)	$(7,295)	$2,037

	December 31,
	2015	2014	2013	2012	2011
	(In thousands)
Combined Balance Sheet Data
Cash and cash equivalents	$1,106	$2,559	$873	$1,357	$1,571
Total assets	2,294,856	2,368,439	2,062,525	1,997,513	1,837,010
Due to Parent, net	1,800,908	1,548,123	1,427,263	1,407,477	1,379,362
Other long-term debt, including current maturities	23,415	233,237	108,414	104,767	949
Other long-term liabilities, including deferred income taxes	149,171	214,581	194,236	192,156	193,079
Redeemable noncontrolling interests in equity of combined entities	8,958	2,362	3,131	4,625	9,312
Parent’s equity	3,184	3,109	2,662	3,324	735
Noncontrolling interests in equity of combined entities	12,759	4,809	4,518	7,381	8,644

	Year Ended December 31,
	2015	2014	2013	2012	2011
Selected Operating Data
Number of hospitals (at end of period)	38	38	34	34	33
Licensed beds (at end of period) (1)	3,582	3,635	3,390	3,602	3,322
Admissions (2)	98,378	101,217	97,686	103,271	97,938
Adjusted Admissions (3)	240,841	236,228	212,557	218,447	202,812
Net outpatient revenues as a % of net patient revenues before provision for bad debts	56.8%	53.9%	53.6%	54.2%	52.8%

(1)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.
(2)	Admissions represent the number of patients admitted for inpatient treatment.
(3)	Adjusted Admissions is computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements consist of an unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 and an unaudited pro forma condensed combined balance sheet as of December 31, 2015. The unaudited pro forma condensed combined financial statements reported below should be read in conjunction with QHC’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited historical combined financial statements and the corresponding notes included elsewhere in this Information Statement.

The following unaudited pro forma condensed combined statement of income and balance sheet have been derived from QHC’s historical combined annual financial statements included elsewhere in this Information Statement. The statements are for informational purposes only and do not purport to represent what QHC’s financial position and results of operations actually would have been had the separation and distribution occurred on the dates indicated, or to project QHC’s financial performance for any future period.

CHS did not account for or operate QHC as a separate, independent company for the periods presented. Due to regulations governing the preparation of pro forma financial statements, the pro forma financial statements below do not reflect certain estimated incremental expenses associated with being an independent, public company because they are projected amounts based on judgmental estimates and are not factually supportable. The estimated expenses associated with being an independent, public company include costs associated with corporate administrative services such as tax, treasury, audit, risk management, legal, investor relations and human resources and are estimated to be approximately $3 million higher annually than amounts previously allocated to QHC by CHS. Additionally, the costs and expenses associated with the Transition Services Agreements which are expected to be provided by CHS to QHC are estimated to be approximately $5 million higher annually than amounts previously allocated to QHC by CHS. See section “Certain Relationships and Related Party Transactions” beginning on page 146 for further descriptions of these agreements.

The pro forma adjustments to the combined statement of income for the year ended December 31, 2015 assume that the separation occurred as of January 1, 2015. The pro forma adjustments to the combined balance sheet assumes that QHC’s separation from CHS occurred as of December 31, 2015.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2015 and the unaudited pro forma condensed combined balance sheet as of December 31, 2015 have been adjusted to give effect to the following transactions:

•	the issuance of $1.28 billion of new indebtedness, consisting of senior credit facilities with lending institutions and senior notes and the anticipated $20 million cash contribution to QHC from CHS;

•	the distribution of approximately $1.21 billion of the net proceeds (net of the $20 million cash contribution) to CHS;

•	the distribution of approximately 28.2 million shares of QHC’s common stock and 0.7 million QHC unvested restricted stock awards by CHS to its stockholders; and

•	the impact of the Separation and Distribution Agreement and the Tax Matters Agreement between QHC and CHS and the provisions contained therein.

QUORUM HEALTH

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31, 2015

(In thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma
Operating revenues (net of contractual allowances and discounts)	$2,445,858	$(2,245)	(I)	$2,443,613
Provision for bad debts	258,520			258,520

Net operating revenues	2,187,338	(2,245)		2,185,093

Operating costs and expenses:
Salaries and benefits	1,016,696			1,016,696
Supplies	249,792			249,792
Other operating expenses	650,783			650,783
Electronic health records incentive reimbursement	(25,779)			(25,779)
Rent	48,729			48,729
Depreciation and amortization	128,001			128,001
Impairment of long-lived assets	13,000			13,000

Total operating costs and expenses	2,081,222	—		2,081,222

Income from operations	106,116	(2,245)		103,871
Interest expense, net	98,290	6,980	(E)	110,270
		5,000	(I)
Equity in earnings of unconsolidated affiliates	(213)			(213)

Income (loss) before income taxes	8,039	(14,225)		(6,186)
Provision for (benefit from) income taxes	3,304	(5,562)	(G)	(2,258)

Net income (loss)	4,735	(8,663)		(3,928)
Less: Net income attributable to noncontrolling interests	3,398			3,398

Net income (loss) attributable to Quorum Health	$1,337	$(8,663)		$(7,326)

Earnings per share attributable to Quorum Health common stockholders:
Basic and diluted	N/A		(H)	$(0.26)
Weighted-average number of shares outstanding:
Basic and diluted	N/A		(H)	28,613,669

QUORUM HEALTH

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

DECEMBER 31, 2015

(In thousands, except share and per share data)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,106	$1,230,450	(A)	$21,106

		(1,230,450)	(B)
		20,000	(B)
Patient accounts receivable, net	467,964			467,964
Supplies	60,542			60,542
Prepaid expenses and taxes	16,030			16,030
Other current assets	92,743			92,743

Total current assets	638,385	20,000		658,385

Property and equipment:
Land and improvements	100,053			100,053
Buildings and improvements	883,733			883,733
Equipment and fixtures	619,867			619,867

Property and equipment, gross	1,603,653	—		1,603,653
Less accumulated depreciation and amortization	(723,404)			(723,404)

Property and equipment, net	880,249	—		880,249

Goodwill	541,704			541,704
Other assets, net	234,518	27,950	(A)	262,468

Total assets	$2,294,856	$47,950		$2,342,806

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$7,915	$8,800	(A)	$16,715
Accounts payable	147,571			147,571
Accrued liabilities:
Employee compensation	82,620			82,620
Other	66,270			66,270

Total current liabilities	304,376	8,800		313,176
Long-term debt	15,500	1,249,600	(A)	1,265,100

Due to Parent, net	1,800,908	(1,230,450)	(B)	—
		(3)	(C)
		(570,455)	(C)

Deferred income taxes	41,030	43,594	(F)	84,624
Other long-term liabilities	108,141			108,141

Total liabilities	2,269,955	(498,914)		1,771,041

Redeemable noncontrolling interests in equity of consolidated subsidiaries	8,958			8,958

EQUITY
Quorum Health stockholders’ equity:
Common stock, $0.0001 par value per share, 300,000,000 shares authorized; 28,189,346 pro forma shares issued and outstanding	—	3	(C)	3
Additional paid-in capital	—	570,455	(C)	550,045
		(43,594)	(F)
		3,184	(D)
		20,000	(B)

Total Quorum Health stockholders’ equity	—	550,048		550,048
Parent’s equity	3,184	(3,184)	(D)	—
Noncontrolling interests in equity of consolidated subsidiaries	12,759			12,759

Total equity	15,943	546,864		562,807

Total liabilities and equity	$2,294,856	$47,950		$2,342,806

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(A)	In connection with the distribution, we expect that we will incur approximately $1.28 billion in indebtedness in the form of newly issued senior notes in the amount of $400 million, a new credit facility in the amount of $880 million and other financing arrangements. We expect to incur approximately $49.6 million of discounts, fees and expenses in connection with these financing arrangements. The new indebtedness includes $8.8 million that is classified as current maturities of long-term debt in the pro forma condensed combined balance sheet.

Our unaudited pro forma condensed combined balance sheet includes an adjustment for debt issuance costs in accordance with the accounting guidance in effect as of the balance sheet date. Under current accounting guidance, an entity reports debt issuance costs in the balance sheet as deferred charges. In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2015-03, which requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of the related debt liability. The ASU did not change the measurement or recognition guidance for debt issuance costs. This ASU is effective for fiscal years beginning after December 15, 2015. We adopted this ASU on January 1, 2016, which will result in the reclassification of $28.0 million of debt issuance costs from other long-term assets to a reduction of the related long-term debt.

(B)	Reflects the use of proceeds of financing arrangements incurred in connection with the spin-off (see Note (A)) of approximately $1.23 billion, which we expect will be transferred to CHS. Also reflects $20.0 million of cash transferred to QHC by CHS prior to the completion of the spin-off to establish initial working capital.

(C)	We have assumed approximately 28.2 million shares of our common stock at a par value of $0.0001 being distributed to holders of CHS common shares, based on the number of CHS common shares outstanding at December 31, 2015, at an assumed distribution ratio of one share of our common stock for every 4 shares of CHS common stock. This adjustment represents the reclassification of the remaining net investment of CHS in us, which was recorded as Due to Parent, net, into shares of our common stock and additional paid-in capital.

(D)	On the distribution date, CHS’ equity in QHC (represented as Parent’s equity on the historical combined balance sheet) will be redesignated as Quorum Health stockholders’ equity and will be allocated to additional paid-in capital.

(E)	Represents the change in interest expense related to the debt expected to be issued in connection with the distribution (see Note (A)), assuming a weighted-average annual interest rate of 8.61% on the new indebtedness of $1.28 billion. The interest rates for pro forma purposes are based on assumptions of the rates to be effective upon the issuance of the indebtedness. A one-eighth percent change in assumed interest rates for our new indebtedness would have a pro forma impact of $1.6 million annually.

(F)	For purposes of our combined financial statements, our income tax expense and deferred tax balances have been prepared as if we filed income tax returns on a stand-alone basis separate from CHS. Historically, the net operating losses generated by QHC have been utilized by CHS, which files a consolidated federal income tax return. The portion of the deferred tax assets related to federal net operating losses reflected in our historical combined financial statements will not be available for our use, and all intercompany payables and receivables with CHS related to these deferred tax assets will be effectively settled upon completion of the spin-off. In addition, we have a valuation allowance in our historical combined financial statements for certain state net operating losses that will expire prior to our use. This adjustment removes the federal and some state deferred tax assets that will not be available to us. As an independent, publicly traded company, our deferred taxes and effective tax rate may differ significantly from those in the historical periods.

(G)	Represents the tax effect of pro forma adjustments to income before income taxes using the QHC total statutory rate of 39.1% for the periods presented. This rate takes into effect the U.S. federal statutory rate of 35% and the QHC average state tax rate, net of federal benefit, of 4.1%.

(H)	The pro forma weighted-average number of shares used to compute pro forma basic earnings per share for the year ended December 31, 2015 is based on the weighted-average number of CHS shares outstanding at December 31, 2015, applying a distribution ratio of one share of our common stock for every 4 shares of CHS common stock outstanding. The number of weighted-average shares used to compute pro forma diluted earnings per share is the same as the number of weighted-average shares used to calculate pro forma basic earnings per share. The incremental shares assuming vesting of restricted stock awards are anti-dilutive due to the pro forma net loss.

(I)	In anticipation of the completion of the spin-off transaction, QHC was removed from the CHS Receivables Facility in November 2015. This adjustment assumes that QHC was removed from the Receivables Facility effective January 1, 2015 and reverses the associated net interest income and other income recorded by QHC during the year ended December 31, 2015.

BUSINESS

Overview

Quorum Health Corporation, a Delaware corporation, together with its combined subsidiaries as they will exist at the time of the separation and distribution, is expected to be an operator and manager of general acute care hospitals and outpatient services in the United States. As of December 31, 2015, we owned or leased 38 hospitals and managed 93 non-affiliated hospitals. Our owned and leased hospitals are geographically diversified across 16 states with an aggregate of 3,582 licensed beds. The majority of these hospitals are located in cities or counties having populations of 50,000 or less. In over 84% of our markets, we are the sole provider of general acute care health services. We also operate Quorum Health Resources, a leader in hospital management advisory and consulting services that provides services to non-affiliated general acute care hospitals primarily located in similar markets as our sole provider hospitals. For the year ended December 31, 2015, we generated $2.2 billion in net operating revenues, $263.7 million in Adjusted EBITDA and $42.9 million in net cash provided by operating activities. See “Summary Historical and Pro Forma Condensed Combined Financial Data” for a discussion of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net cash provided by operating activities, the most directly comparable U.S. GAAP measure.

We operate hospitals where we can build a strong presence in markets that are typically characterized by improving demographic and economic trends and favorable competitive conditions. In most of our markets, we are the sole provider of general acute care health services. As a result, the majority of our hospitals operate in service areas that typically support less direct competition for our hospital-based services. A number of our hospitals are located in markets adjacent to highly populated areas where the population, workforce and demand for healthcare services continue to grow and may benefit our hospitals and outpatient services. We believe our communities view the local hospital as an integral part of the community and our hospitals are positioned as leading acute care service providers.

Through Quorum Health Resources, we provide a wide range of hospital management advisory and healthcare consulting services. As of December 31, 2015, Quorum Health Resources provided management advisory services to 93 non-affiliated hospitals in 33 states with over 7,000 licensed beds. We typically provide these hospitals with experienced professionals who serve as the chief executive officer and chief financial officer. During the year ended December 31, 2015, Quorum Health Resources also provided consulting and support services to over 125 hospitals in 37 states with over 11,000 licensed beds. By managing and consulting with non-affiliated hospitals primarily located in similar markets as our sole provider hospitals, our hospital management advisory business helps us develop stronger relationships with communities and enhance our knowledge of local market conditions.

Our owned and leased hospitals generate revenues by providing a broad range of general and specialized hospital healthcare services and other outpatient services to patients in the communities where we are located. Services provided through our hospitals and our affiliated businesses include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. We provide additional outpatient services at urgent care centers, imaging centers and surgery centers. For our hospital management advisory and consulting services, we are paid by the non-affiliated hospitals utilizing our services.

Our Business Strategy

We intend to grow our business by implementing strategies specific to our target markets that include the expansion of acute care hospital services and outpatient service lines, hiring and recruiting physicians and non-physician providers and enhancing patient quality of care and satisfaction, while controlling costs and investing in technology and facilities. Our goal is to improve our market position both in our local communities and with payors, while reducing patient migration to non-market providers. We intend to manage our hospitals to assure that they operate in accordance with the strategic objectives described below:

•	Build a portfolio of high-quality hospitals and related facilities;

•	Expand breadth of services;

•	Improve patient safety and quality of care;

•	Improve operating and financial performance; and

•	Grow through selective acquisitions.

Build a Portfolio of High-Quality Hospitals and Related Facilities

Our strategy is to build a portfolio of high-quality hospitals and related facilities where we have leading market shares. We monitor our hospitals individually and develop facility-specific operating and marketing strategies designed to benefit our hospitals and the communities they serve. By focusing on building strong community, physician and employee relations and identifying and establishing strong local market leadership, we believe we can deliver higher quality healthcare services and improve the operations of our hospitals and related facilities. We have established local community and management leadership teams and local physician and clinical leadership groups aimed at maintaining a high level of involvement in the communities they serve and continuing to develop good relations with local governments, business leaders and patients. We empower our individual hospital management teams to develop comprehensive strategic plans that position their respective hospitals to meet the healthcare needs of the communities we serve. We believe we have earned a reputation for partnering with our local communities to grow medical services and acquire new technology. In over 84% of our markets, we are the sole provider of general acute care health services.

Expand Breadth of Services

We intend to grow our business by improving and broadening the range of healthcare services available at our hospitals, recruiting physicians and non-physician providers with a broader range of specialties, investing in our hospitals and providing greater access to medical care through outpatient services. We intend to focus on physician and non-physician provider retention and recruitment to create stability in our hospitals, strengthen our market position and drive growth. Each of our markets has unique patient needs. We will seek to maintain a recruitment and development program designed to attract and retain qualified specialists and primary care physicians, in conjunction with our existing physician and community needs, to broaden the services offered by our hospitals. We will provide the capital to develop new service lines, increase capacity in existing service lines, and purchase technology for our hospitals with the intent of improving the quality of care and reducing the migration of patients to competing providers. We will continue to invest in emergency room initiatives and outpatient service offerings to meet the needs of our communities, provide greater access to medical care and enhance the overall experience of the patient. We believe outpatient services widen the catchment area for our hospitals and are consistent with prevailing market drivers, including greater convenience for our patients, physician preference due to increased efficiency and patient and payor preference due to a lower cost of care setting.

Improve Patient Safety and Quality of Care

Clinical quality is a high priority for us, and we have implemented various programs to support our hospitals to ensure continuous improvement in patient safety and the quality of care provided. We have developed safety and quality training programs for all senior hospital management, chief nursing officers, quality directors, physicians and other clinical staff. We share information among our hospital leaders to implement best practices and assist in complying with regulatory requirements. We provide our hospitals with the infrastructure and technological capability to enhance patient quality of care. We have standardized many of our processes for documenting compliance with accreditation requirements and clinical practices that lead to improved patient outcomes. For example, CHS launched an initiative in 2012 to reduce the Serious Safety Event Rate at each of our hospitals at that time and, as of December 31, 2015, we successfully reported 71% fewer serious safety events at these hospitals since establishment of the baseline in April 2013. We also believe the measurement of patient, physician and employee satisfaction provides important insight for our hospital leaders. All of our hospitals conduct patient, physician and staff satisfaction surveys to identify methods of improving patient safety and the quality of care. During 2015, 28 of our 37 acute care hospitals, or 76%, were recognized by The Joint Commission as Top Performers on Key Quality Measures. According to The Joint Commission, this symbol of quality reflects an organization’s commitment to attaining excellence in evidence-based clinical processes that are shown to be the best treatments for certain conditions.

Improve Operating and Financial Performance

We intend to improve operating performance at our hospitals through consistent evaluation of our operations, a focus on hospital-specific strategic initiatives from management, including further growth of outpatient services, cost control efforts and aligning incentive compensation to reward our managers. In general, we believe the needs of our hospitals are different from CHS’ larger hospitals and we intend to provide each of our hospitals with the autonomy required to develop an operating and marketing strategy tailored to the community it serves. Our strategic initiatives and cost control efforts will include continued focus on revenue cycle management and collections, adherence to our established protocols related to medical supplies utilization, implementation of appropriate staffing tools and reduction of contract labor. These efforts should lead to improved cash flow generation. We will also continually evaluate our hospital portfolio to optimize performance and intend to pursue selected divestitures, partner with other health systems or augment our hospitals with complementary service lines.

Grow Through Selective Acquisitions

As part of our business strategy, we will seek to identify attractive hospital acquisition opportunities. We intend to pursue hospital acquisition candidates that:

•	are primarily located in cities or counties with populations of 50,000 or less with a stable or growing population base;

•	are the sole or primary provider of acute care services in the community;

•	are not-for-profit hospitals;

•	are located in an area with potential for service expansion; and

•	have financial and operating performance that we believe will benefit from our management’s operating skills.

We also anticipate having opportunities to identify hospital acquisition candidates through Quorum Health Resources, which provides management advisory and consulting services to non-affiliated hospitals primarily located in similar markets as our sole provider hospitals. Additionally, we intend to pursue selective acquisitions or otherwise develop complimentary ancillary businesses in the markets we currently service. We believe these strategic in-market transactions will support and expand our community service offerings.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and align us with trends in the U.S. healthcare market that demand better access to high-quality care, improved patient experience and continuous clinical improvement.

Leading Market Share

We are an operator of general acute care hospitals and outpatient services located primarily in markets having populations of 50,000 or less. In over 84% of our markets, we are the sole provider of general acute care health services. Our hospitals are strategically positioned to participate as a network provider on various health insurance exchanges. Additionally, our communities rely not only on our services, but also on our societal and economic impact. Our hospitals are typically one of the top five employers in their respective markets. We believe our communities view the local hospital as an integral part of the community, and we maintain a high level of involvement in the communities we serve.

Diversified Portfolio of Well-Positioned Assets

Our large, geographically diversified portfolio of 38 owned and leased hospitals is located across 16 states. Many of our hospitals operate in markets with improving demographics, growth profiles and economic trends. We believe our hospitals are positioned to quickly adapt to changing healthcare industry trends or community needs. Our hospitals have an attractive payor mix with private and commercial payors accounting for 46.1% of our net operating revenues (before provision for bad debts) for the year ended December 31, 2015. Additionally, nine of our 16 states, where 73% of our 2015 net operating revenues (before provision for bad debts) were generated, have expanded Medicaid coverage as a result of the Reform Legislation. We intend to continue to invest in expanding our hospitals and related facilities and services.

Track Record of Clinical Excellence

We are committed to providing high-quality, cost-effective care in collaboration with our physicians, clinical staff, providers and payors. During 2015, 28 of our 37 acute care hospitals, or 76%, were recognized by The Joint Commission as Top Performers on Key Quality Measures. According to The Joint Commission, this symbol of quality reflects an organization’s commitment to attaining excellence in evidence-based clinical processes that are shown to be the best treatments for certain conditions. This compares favorably to the approximately one-third of all U.S. hospitals accredited by The Joint Commission that received this recognition in 2015. Our hospitals have received numerous awards across a variety of specialties, including cardiovascular, surgical, pulmonary and psychiatric care.

A Dedicated and Experienced Management Team to Implement and Execute our Growth Strategy

We have an experienced management team with significant public company experience. Our senior management team, led by Thomas D. Miller, our President and Chief Executive Officer, and Michael J. Culotta, our Executive Vice President and Chief Financial Officer, and other executive team members have extensive industry experience, including a successful history of healthcare operations and a proven track record of acquiring and integrating hospitals. We believe the breadth of management’s background and their depth of expertise will result in strong and consistent performance in our key financial and operating metrics to drive long-term growth.

Our Hospitals

Our owned and leased hospitals generate revenues by providing a broad range of general and specialized hospital healthcare services and other outpatient services to patients in the communities in which we are located. Services provided through our hospitals and our affiliated businesses include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services. We also provide additional outpatient services at physician practices, urgent care centers, imaging centers and surgery centers.

Each of our hospitals is operated by a corporate board of directors that has established a local board of trustees, which includes local community leaders and members of the hospital’s medical staff. The board of directors delegates certain matters to the board of trustees, including establishing policies concerning the medical, professional and ethical practices at each hospital, monitoring such practices, and responsibility for ensuring that these practices conform to established standards. We maintain quality assurance programs to support and monitor quality of care standards and to meet accreditation and regulatory requirements. Patient care evaluations and other quality of care assessment activities are monitored on a continuing basis.

Quorum Health Resources

In addition to the services provided through our hospitals, we also operate Quorum Health Resources, a leader in hospital management advisory and healthcare consulting services. As of December 31, 2015, Quorum Health Resources provided management advisory services to 93 hospitals in 33 states with over 7,000 licensed beds. Quorum Health Resources typically provides these hospitals with experienced professionals who serve as the chief executive officer and chief financial officer. Quorum Health Resources’ hospital-based team is supported by Quorum Health Resources’ regional and corporate management staff, which has broad experience in providing management advisory services to hospitals of all sizes in diverse markets throughout the United States.

Quorum Health Resources’ hospital management advisory contracts generally have terms of three to five years. Quorum Health Resources’ management advisory fees are based on amounts agreed upon by Quorum Health Resources and the hospital’s governing body, and generally are not related to the hospital’s revenues or other variables. Under Quorum Health Resources’ hospital management advisory contracts, Quorum Health Resources is not responsible for hospital licensure, physician credentialing, liability coverage, capital expenditures or for other functions which are normally the responsibility of a hospital’s governing body. Quorum Health Resources is also not responsible for funding any hospital expenses. In providing Quorum Health Resources’ management advisory services, Quorum Health Resources is not considered a health care provider for hospital licensure and CON purposes.

Quorum Health Resources has a nationally recognized consulting division and offers consulting services to hospitals that are not part of Quorum Health Resources’ management advisory program. During the year ended December 31, 2015, Quorum Health Resources provided consulting and support services to over 125 hospitals in 37 states with over 11,000 licensed beds. Quorum Health Resources’ consulting services are directed at many of the operational needs of hospitals, including accounts receivable management, health information management, patient flow, compliance systems and various operational services. Quorum Health Resources also provides consulting services to large, sophisticated medical institutions that need hospital management advice for specific issues.

Quorum Health Resources’ primary services include:

•	Hospital Management Advisory and Operations Support. Quorum Health Resources’ management consulting business provides hospitals and other healthcare organizations with operational, financial and strategic guidance.

•	Hospital Group Purchasing. Quorum Health Resources offers group purchasing to hospitals through its Quorum Purchasing Advantage business, which assists contracted clients and other healthcare organizations by reducing costs through its strategic relationship with HealthTrust Purchasing Group. Through Quorum Purchasing Advantage, hospital clients can contract for discounted products and services and can seek assistance with managing their supply chain.

•	Online Solutions for Hospitals. Quorum Health Resources offers a suite of web-based applications and software tools through its Vantage App Suite to improve the performance of hospitals and other healthcare organizations by supporting a hospital’s efforts to raise productivity, reduce supply costs, enhance benchmark performance and maintain contract compliance.

•	Education. The Quorum Learning Institute educates more than 10,000 healthcare leaders and professionals each year, from trustees and C-Suite executives to department managers, through national conferences, classroom courses, webinars and online resources. The Learning Institute programming includes current issues in healthcare as well as foundational education for those in new positions.

By managing non-affiliated hospitals primarily located in similar markets as our sole provider hospitals, our hospital management advisory business helps us develop stronger relationships with communities and enhance our knowledge of local market conditions.

Industry Overview

The Centers for Medicare and Medicaid Services (“CMS”) reported that in 2014 total U.S. healthcare expenditures grew by 5.3% to approximately $3.0 trillion. CMS also projected total U.S. healthcare spending to grow by 5.3% in 2015 and by an average of 5.8% annually from 2014 through 2024, largely as a result of the continued implementation of the Reform Legislation, coverage expansions, faster projected economic growth and the aging of the population. By these estimates, healthcare expenditures will account for approximately $5.4 trillion, or 19.6% of the total U.S. gross domestic product, by 2024.

Hospital services, the market within the healthcare industry in which we operate, is the largest single category of healthcare expenditures at 32.1% of total healthcare spending in 2014, or approximately $972 billion, as reported by CMS. CMS projected spending in the hospital services category to increase 5.4% in 2015 due to the continued effects of the Reform Legislation insurance expansion combined with the effect of faster economic growth. For 2016 through 2024, CMS projected that continued population aging and the impact of improved economic conditions will result in projected average annual growth in hospital expenditures of 6.1%.

U.S. Hospital Industry. The U.S. hospital industry is broadly defined to include acute care, rehabilitation and psychiatric facilities that are either public (government owned and operated), not-for-profit private (religious or secular), or for-profit institutions (investor owned). According to the American Hospital Association, there are approximately 5,000 inpatient hospitals in the U.S. which are not-for-profit owned, investor owned, or state or local government owned. Of these hospitals, approximately 40% are located in non-urban communities. We believe that a majority of these hospitals are owned by not-for-profit or governmental entities. These facilities generally offer a broad range of healthcare services, including internal medicine, general surgery, cardiology, oncology, orthopedics, OB/GYN and emergency services. In addition, hospitals offer other ancillary services, including psychiatric, diagnostic, rehabilitation, home care and outpatient surgery services.

Our Markets. We believe we operate in markets with improving demographic and economic trends and favorable competitive conditions. Hospitals in our markets are generally sole providers or one of a small group of providers in our markets. As of December 31, 2015, 32 of our hospitals were “sole community hospitals.” As a result, the majority of our hospitals operate in service areas that typically support less direct competition for our hospital-based services. We believe that smaller patient populations and relative dominance of the one or two acute care hospitals in these markets also limit the entry of alternate non-hospital providers, such as outpatient surgery centers or rehabilitation or diagnostic imaging centers, as well as managed care plans. A number of these markets are associated with highly populated areas that are closely integrated with much larger communities. Several of our hospitals are located in or near these larger markets where the population, workforce and demand for healthcare services continues to grow and may benefit our facilities. We believe our communities view the local hospital as an integral part of the local community.

In addition, the majority of our hospitals are located in cities or counties having populations of 50,000 or less. We believe that communities with populations of 50,000 or less are generally characterized by a high level of patient and physician loyalty that fosters cooperative relationships among the local hospitals, physicians, employees and patients. Many of these communities are often medically underserved, which makes them attractive markets for us to operate our hospitals and build a strong market presence.

Factors Affecting Performance. Among the many factors that can influence a hospital’s financial and operating performance are:

•	facility size and location,

•	facility service offerings,

•	facility quality,

•	facility ownership structure (i.e., tax-exempt or investor owned),

•	facility physician staffing,

•	ability of facility to participate in GPOs and

•	facility payor mix.

The type of third parties responsible for the payment of services performed by healthcare service providers is also an important factor that affects hospital operating margins. These providers have increasingly exerted pressure on healthcare service providers to reduce the cost of care. The most active providers in this regard have been health maintenance organizations (“HMOs”), preferred provider organizations (“PPOs”) and other managed care organizations. The characteristics of our markets make them less attractive to these managed care organizations. This is partly because the limited size of our markets and their diverse, non-national employer bases reduce the ability of managed care organizations to achieve economies of scale. In 2015, approximately 38.8% of our net operating revenues were generated from managed care organizations as compared to 36.6% in 2014 and 35.5% in 2013.

Hospital Industry Trends

Demographic Trends. According to the U.S. Census Bureau, in 2014, there were approximately 46.2 million Americans aged 65 or older in the U.S., who comprise approximately 14.5% of the total U.S. population. By the year 2030, the number of Americans aged 65 or older is expected to climb to 72.1 million, or 19.3% of the total population. Due to the increasing life expectancy of Americans, the number of people aged 85 years and older is also expected to increase from 6.2 million in 2014 to 8.7 million by the year 2030. This increase in life expectancy will increase demand for healthcare services and, as importantly, the demand for innovative, more sophisticated means of delivering those services. Hospitals, as the largest category of care in the healthcare market based on total spending for healthcare services, will be among the main beneficiaries of this increase in demand. Based on data compiled for QHC, the populations of the service areas where our hospitals are located grew by 1.2% from 2010 to 2015 yet are expected to grow by 1.6% from 2015 to 2020. The national average population growth was 4.1% for both periods. The number of people aged 65 or older in our service areas grew by 14.7% from 2010 to 2015 and is expected to grow by 15.6% from 2015 to 2020. The national average population growth was 18.8% and 18.0% for the respective periods related to people aged 65 or older. People aged 65 or older comprised 15.5% of the total population in our service areas in 2015, yet they could comprise 17.6% of the total population in our service areas by 2020. The national average for people aged 65 or older as a percentage of the total population is 14.9% and 16.9% for the respective periods.

Consolidation. We believe that consolidation activity in the hospital industry, primarily through mergers and acquisitions involving both for-profit and municipal and not-for-profit hospital systems, is a trend that will continue. Reasons for this activity include:

•	ample supply of available capital,

•	valuation levels,

•	financial performance issues, including challenges associated with changes in reimbursement and collectability of self-pay revenue,

•	the desire to enhance the local availability of healthcare in the community,

•	the need and ability to recruit primary care physicians and specialists,

•	the need to achieve general economies of scale, including favorable supply agreements and access to malpractice coverage,

•	changes to healthcare payment models that emphasize cost-effective delivery of service and quality of outcomes for the entire episode of care and

•	regulatory changes.

The healthcare industry is also undergoing consolidation in reaction to efforts to reform the payment system. Hospital systems are acquiring physician practices and other outpatient and sub-acute providers to position themselves for readmission, bundling and other payment restructuring. Similarly, payors are consolidating and acquiring disease management service providers in an effort to offer more competitive programs.

Trends in Payment for Healthcare Services. As discussed in more detail in the “Government Regulation” section below, the Reform Legislation, combined with the continuing financial and economic pressures on the healthcare industry, has resulted in challenges to current and future reimbursement trends. Because of higher healthcare costs and expanded coverage for uninsured patients, the healthcare industry must face the risk that higher deductibles and co-payment requirements for insured patients will increase, resulting in the potential for greater write-offs of uncollectible amounts from those patients.

Shift to Outpatient Services. Because of the growing availability of stand-alone outpatient healthcare facilities and the increase in the services that are able to be provided at these locations, many individuals are seeking a broader range of services at outpatient facilities. Also, payors are increasingly imposing limitations on coverage of inpatient services. We believe this trend has contributed to an increase in outpatient services while inhibiting the growth of inpatient admissions.

Sources of Revenue

We receive payment for healthcare services provided by our hospitals from:

•	the federal Medicare program,

•	state Medicaid or similar programs,

•	healthcare insurance carriers, HMOs, PPOs and other managed care programs and

•	patients directly.

The following table presents the approximate percentages of operating revenues, net of contractual allowances and discounts (before provision for bad debts) by payor source for the periods indicated. The data for the periods presented is not strictly comparable due to the effect of acquisitions that are not included in all periods.

	Year Ended December 31,
	2015	2014	2013
Medicare	20.8%	22.7%	23.5%
Medicaid	18.2	17.4	16.5
Managed care and commercial	46.1	43.3	42.8
Self-pay	10.2	11.9	11.8
Non-patient	4.7	4.7	5.4

Total	100.0%	100.0%	100.0%

As shown above, we receive a substantial portion of our revenues from the Medicare and Medicaid programs. The managed care and commercial portion of our revenues includes revenues from insurance companies with which we have insurance provider contracts, Medicare managed care, insurance companies for which we do not have insurance provider contracts, and workers’ compensation carriers. Self-pay revenues are the portion of our revenues derived from patients who do not have any form of health insurance coverage and the patient responsibility portion from patients who have health insurance coverage. Nonpatient service revenues include revenues from management advisory and consulting services, rental income and cafeteria sales.

Medicare is a federal program that provides medical insurance benefits to persons age 65 and over, some disabled persons, and persons with end-stage renal disease. Medicaid is a federal-state funded program, administered by the states, which provides medical benefits to individuals who are unable to afford healthcare. All of our hospitals are certified as providers of Medicare and Medicaid services. In the future, we generally expect revenues received from the Medicare and Medicaid programs (including Medicare managed care which is included in Managed care and commercial above) to increase due to the general aging of the population. In addition, the Reform Legislation has increased and is expected to continue to increase the number of insured patients particularly in states that have expanded Medicaid, which, in turn, has reduced and is expected to continue to reduce the percentage of our revenues from self-pay patients. However, other aspects of the Reform Legislation, including payment reduction and uncertainty regarding implementation and potential changes to the law, create uncertainty regarding the law’s ultimate impact.

Amounts received under the Medicare and Medicaid programs are generally significantly less than a hospital’s customary charges for the services provided. Further, the Reform Legislation imposes significant reductions in amounts the government pays healthcare providers and Medicare managed care plans. The trend toward increased enrollment in Medicare managed care may adversely affect our operating revenue growth. Since a substantial portion of our revenue comes from patients under Medicare and Medicaid programs, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in these programs.

In addition to government programs, we are paid by private payors, which include insurance companies, HMOs, PPOs, other managed care companies and employers, and by patients directly. Blue Cross payors are included in “Managed care and commercial” in the above table. Patients are generally not responsible for any difference between customary hospital charges and amounts paid for hospital services by Medicare and Medicaid programs, insurance companies, HMOs, PPOs and other managed care companies, but are responsible for payment for services not covered by these programs or plans, as well as for deductibles and co-insurance obligations of their coverage. The amount of these deductibles and co-insurance obligations has increased in recent years. Collection of amounts due from individuals is typically more difficult than collection of amounts due from government or business payors. To further reduce their healthcare costs, an increasing number of insurance companies, HMOs, PPOs and other managed care companies negotiate discounted fee structures or fixed amounts for hospital services performed, rather than paying healthcare providers the amounts billed, and utilize structures such as narrow networks that restrict the providers that enrollees may utilize. We negotiate discounts with managed care companies, which are typically smaller than discounts under government programs. If an increased number of insurance companies, HMOs, PPOs and other managed care companies succeed in negotiating discounted fee structures or fixed amounts or if we are unable to participate in managed care networks serving our markets, our results of operations may be negatively affected. There can be no assurance that we will retain our existing reimbursement arrangements or that these third-party payors will not attempt to further reduce the rates they pay for our services.

Self-pay revenues are derived, in part, from patients who do not have any form of healthcare coverage. We evaluate these patients, after the patient’s medical condition is determined to be stable, for qualifications of Medicaid or other governmental assistance programs, as well as our local hospital’s policy for charity care and other discounts. We do not report a charity care patient’s charges in net operating revenues or in the provision for bad debts as it is our policy not to pursue collection of amounts related to these patients; such amounts instead are reported as part of our contractual allowances. For a more detailed discussion on our accounting of charity care discounts, see the notes to the combined financial statements included elsewhere in this Information Statement.

For more information on the payment programs on which our revenues depend, see “Payment” section on page 77.

Hospital revenues depend upon inpatient occupancy and acuity levels, the volume of outpatient procedures and the charges or negotiated payment rates for hospital services provided. Charges and payment rates for routine inpatient services vary significantly depending on the type of service performed and the geographic location of the hospital. In recent years, we have experienced a significant increase in revenues received from outpatient services. We attribute this increase to:

•	advances in technology, which have permitted us to provide more services on an outpatient basis and

•	pressure from Medicare or Medicaid programs, insurance companies and managed care plans to reduce hospital stays and to reduce costs by having services provided on an outpatient basis rather than on an inpatient basis.

Government Regulation

Overview. The healthcare industry is required to comply with extensive government regulation at the federal, state and local levels. Under these regulations, hospitals must meet requirements to be certified as hospitals and qualified to participate in government programs, including the Medicare and Medicaid programs. These requirements include those relating to the adequacy of medical care, equipment, personnel, operating policies and procedures; billing and coding for services; properly handling overpayments; classifications of levels of care provided; preparing and filing of cost reports; relationships with referral sources and referral recipients; maintenance of adequate records; hospital use; rate-setting; compliance with building codes; environmental protection; and privacy and security. There are also extensive laws and regulations governing a hospital’s participation in these government programs. If we fail to comply with applicable laws and regulations, we may be subject to criminal penalties and civil sanctions, our hospitals could lose their licenses and we could lose our ability to participate in these government programs. Further, government regulations may change. If that happens, we may have to make changes in our facilities, equipment, personnel and services so that our hospitals remain certified as hospitals and qualified to participate in these programs. We believe that our hospitals are currently in substantial compliance with current federal, state and local regulations and standards. We cannot make assertions that governmental officials responsible for enforcing these laws or whistleblowers will not assert that we are in violation of them or that such statutes or regulations will be interpreted by the courts in a manner consistent with our interpretation.

Hospitals are subject to periodic inspection by federal, state and local authorities to determine their compliance with applicable regulations and requirements necessary for licensing and certification. All of our hospitals are licensed under appropriate state laws and are qualified to participate in Medicare and Medicaid programs. In addition, 36 of our 37 acute care hospitals are accredited by The Joint Commission, and the remaining hospital is accredited by the American Osteopathic Association’s Healthcare Facilities Accreditation Program. Accreditation from either program indicates that a hospital satisfies the applicable health and administrative standards to participate in Medicare and Medicaid programs.

Healthcare Reform. The U.S. Congress and certain state legislatures have introduced and passed a large number of measures designed to make major changes in the healthcare system, including changes that have increased access to health insurance. The Reform Legislation mandates that substantially all U.S. citizens maintain medical insurance coverage and expands health insurance coverage through a combination of public program expansion and private sector health insurance reforms. Based on projections issued by the CBO in March 2015, the Reform Legislation could result in 25 million formerly uninsured Americans gaining coverage by the end of 2025.

As the number of persons with access to health insurance in the U.S. increases, there may be a resulting increase in the number of patients using our facilities who have health insurance coverage. We operate hospitals in four of the 10 states that experienced the largest reductions in uninsured rates among adult residents between 2013 and 2015. Most of the states currently experiencing the greatest reductions established a health insurance exchange operated either by the state or in partnership with the federal government and also expanded Medicaid. However, states may opt out of the Medicaid coverage expansion provisions of the Reform Legislation without losing existing federal Medicaid funding. A number of states have opted out of the Medicaid coverage expansion provisions, but could ultimately decide to expand their programs at a later date. Nine of the 16 states in which we operate hospitals have expanded their Medicaid programs. Operations located in these nine states generated 73% of our 2015 net operating revenues (before provision for bad debts). Some states that have opted out of the expansion are evaluating options such as waiver plans to operate an alternative Medicaid expansion plan. Failure to expand Medicaid or implement an effective alternative will likely have a negative impact on the goal of reducing the number of uninsured individuals.

We believe our hospitals are well positioned to continue to benefit from the insurance coverage expansion provisions of the Reform Legislation. Our hospitals participate in the provider networks of various Qualified Health Plans (“QHPs”) offering plan options on the health insurance exchanges created pursuant to the Reform Legislation. For the 2016 plan year, all of our hospitals have arrangements to participate in at least one health insurance exchange agreement, approximately 89% of our hospitals participate in two or more QHP networks, approximately 92% of our hospitals participate in the first or second lowest cost bronze plan networks (QHPs with a 60% actuarial value) and approximately 89% of our hospitals participate in the first or second lowest cost silver plan networks (QHPs with a 70% actuarial value). CHS has conducted significant healthcare reform outreach efforts across all of our markets. Such efforts included the expanded use of eligibility screening services, select facility designations as Certified Application Counselor Organizations, and, as of December 31, 2015, having approximately 100 volunteers and staff members trained and designated as Certified Application Counselors (“CACs”). These CACs assist people in understanding and, if appropriate, enrolling in available coverage options, including but not limited to QHPs on the health insurance exchange, Medicaid and the Children’s Health Insurance Program (“CHIP”).

The Reform Legislation makes a number of changes to Medicare and Medicaid, such as reductions to the Medicare annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the Medicare market basket update, and a reduction to the Medicare and Medicaid disproportionate share payments, each of which could adversely impact the reimbursement received under these programs.

The Reform Legislation also contains provisions aimed at reducing fraud, waste and abuse in the healthcare industry. These provisions allocate significant additional resources to federal enforcement agencies and expand the use of private contractors to recover potentially inappropriate Medicare and Medicaid payments. The Reform Legislation amends several existing federal laws, including the federal anti-kickback statute and the False Claims Act, or FCA, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. These amendments also make it easier for potentially severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We believe the expansion of private sector health insurance and Medicaid coverage will, over time, increase our reimbursement related to providing services to individuals who were previously uninsured. Nine of our 16 states, where 73% of our 2015 net operating revenues (before provision for bad debts) were generated, have expanded Medicaid coverage as a result of the Reform Legislation. We believe that Medicaid expansion, along with other effects of the Reform Legislation, had a positive impact on our operating revenues during 2014 and 2015. However, there can be no assurances that such impact will continue to remain positive in the future. Other provisions of the Reform Legislation, such as requirements related to employee health insurance coverage, have increased and will continue to increase our operating costs. We cannot predict whether we will be able to modify certain aspects of our operations to offset any potential adverse consequences from the Reform Legislation, and we may not be able to fully realize the positive impact the Reform Legislation may otherwise have on our business, results of operations, cash flow, capital resources and liquidity.

Fraud and Abuse Laws. Participation in the Medicare program is heavily regulated by federal statute and regulation. If a hospital fails to comply substantially with the requirements for participating in the Medicare program, the hospital’s participation may be terminated and/or civil or criminal penalties may be imposed. The Bipartisan Budget Act of 2015 requires civil monetary penalties to increase by up to 150% by August 1, 2016, and to increase annually thereafter based on updates to the Consumer Price Index. Further, a hospital may lose its ability to participate in the Medicare program if it engages in any of the following acts:

•	making claims to Medicare for services not provided or misrepresenting actual services provided in order to obtain higher payments,

•	paying money to induce the referral of patients where services are reimbursable under a federal health program, or

•	paying money to limit or reduce the services provided to Medicare beneficiaries.

Any person or entity that knowingly and willfully defrauds or attempts to defraud a healthcare benefit program, including private healthcare plans, may be subject to fines, imprisonment or both. Additionally, any person or entity that knowingly and willfully falsifies or conceals a material fact or makes any material false or fraudulent statements in connection with the delivery or payment of healthcare services by a healthcare benefit plan is subject to a fine, imprisonment or both.

Another law regulating the healthcare industry is a section of the Social Security Act, known as the “anti-kickback statute.” This law prohibits some business practices and relationships under Medicare, Medicaid and other federal healthcare programs. These practices include the payment, receipt, offer, or solicitation of remuneration of any kind in exchange for items or services that are reimbursed under most federal or state healthcare programs. Violations of the anti-kickback statute may be punished by criminal and civil fines, exclusion from federal healthcare programs and damages up to three times the total dollar amount involved.

The OIG is responsible for identifying and investigating fraud and abuse activities in federal healthcare programs. As part of its duties, the OIG provides guidance to healthcare providers by identifying types of activities that could violate the anti-kickback statute. The OIG also publishes regulations outlining activities and business relationships that would be deemed not to violate the anti-kickback statute. These regulations are known as “safe harbor” regulations. However, the failure of a particular activity to comply with the safe harbor regulations does not necessarily mean that the activity violates the anti-kickback statute; however, such failure may lead to increased scrutiny by government enforcement authorities.

The OIG has identified the following incentive arrangements as potential violations of the anti-kickback statute:

•	payment of any incentive by the hospital when a physician refers a patient to the hospital,

•	use of free or significantly discounted office space or equipment for physicians in facilities usually located close to the hospital,

•	provision of free or significantly discounted billing, nursing, or other staff services,

•	free training for a physician’s office staff, including management and laboratory techniques (but excluding compliance training),

•	guarantees which provide that if the physician’s income fails to reach a predetermined level, the hospital will pay any portion of the remainder,

•	low-interest or interest-free loans, or loans which may be forgiven if a physician refers patients to the hospital,

•	payment of the costs of a physician’s travel and expenses for conferences,

•	payment of services which require few, if any, substantive duties by the physician, or payment for services in excess of the fair market value of the services rendered,

•	coverage on the hospital’s group health insurance plans at an inappropriately low cost to the physician,

•	purchasing goods or services from physicians at prices in excess of their fair market value,

•	rental of space in physician offices, at other than fair market value, or

•	physician-owned entities, often referred to as physician-owned distributorships (“PODS”), that derive revenue from selling, or arranging for the sale of, implantable medical devices ordered by their physician-owners for use on procedures that physician-owners perform on their own patients at hospitals or ambulatory surgery centers.

We have a variety of financial relationships with physicians who refer patients to our hospitals. Physicians own interests in some of our facilities. Physicians may also own our stock. We also have contracts with physicians providing for a variety of financial arrangements, including employment contracts, leases, management agreements and professional service agreements. We provide financial incentives to recruit physicians to relocate to communities served by our hospitals. These incentives include relocation, reimbursement for certain direct expenses, income guarantees and, in some cases, loans. Although we strive to comply with the anti-kickback statute, taking into account available guidance including the “safe harbor” regulations, we cannot assure you that regulatory authorities will not determine otherwise. If that happens, we could be subject to criminal and civil penalties and/or exclusion from participating in Medicare, Medicaid, or other government healthcare programs.

The Social Security Act also includes a provision commonly known as the “Stark Law.” This law prohibits physicians from referring Medicare and Medicaid patients to healthcare entities in which they or any of their immediate family members have ownership interests or other financial arrangements. These types of referrals are commonly known as “self-referrals.” There are ownership and compensation arrangement exceptions to the self-referral prohibition. One exception, known as the “whole hospital” exception, allows a physician to make a referral to a hospital if the physician owns an interest in the entire hospital, as opposed to an ownership interest in a department of the hospital. Another exception allows a physician to refer patients to a healthcare entity in which the physician has an ownership interest if the entity is located in a rural area, as defined in the statute. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. From time to time, the federal government has issued regulations which interpret the provisions included in the Stark Law.

The Reform Legislation narrowed the “whole hospital” exception to the Stark Law. The Reform Legislation permits existing physician investments in a whole hospital to continue under a “grandfather” clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited, from the time the Reform Legislation became effective, from increasing the aggregate percentage of their ownership in the hospital. The Reform Legislation also restricts the ability of existing physician-owned hospitals to expand the capacity of their aggregate licensed beds, operating rooms and procedure rooms. The whole hospital exception also contains additional public disclosure requirements.

Sanctions for violating the Stark Law include denial of payment, civil monetary penalties of up to $15,000 per claim submitted and exclusion from federal healthcare programs. The statute also provides for a penalty of up to $100,000 for a scheme intended to circumvent the Stark Law prohibitions. As required by the Bipartisan Budget Act of 2015, these penalties will increase by up to 150% by August 1, 2016, and annually thereafter, as described above.

In addition to the restrictions and disclosure requirements applicable to physician-owned hospitals under the Stark Law, CMS regulations require physician-owned hospitals and their physician owners to disclose certain ownership information to patients. Physician-owned hospitals must disclose their physician ownership in writing to patients and must make a list of their physician owners available upon request. Additionally, each physician owner who is a member of a physician-owned hospital’s medical staff must agree, as a condition of continued medical staff membership or admitting privileges, to disclose in writing to all patients whom they refer to the hospital their (or an immediate family member’s) ownership interest in the hospital. A hospital is considered to be physician-owned if any physician, or an immediate family member of a physician, holds debt, stock or other types of investment in the hospital or in any owner of the hospital, excluding physician ownership through publicly traded securities that meet certain conditions. If a hospital fails to comply with these regulations, the hospital could lose its Medicare provider agreement and be unable to participate in Medicare.

Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of the arrangements entered into by each of our hospitals. In addition, law enforcement authorities, including the OIG, the courts and Congress are increasing scrutiny of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to improperly pay for patient referrals and/or other business. Investigators have demonstrated a willingness to look behind the formalities of a business arrangement to determine the underlying purpose of payments between healthcare providers and potential referral sources.

Many states in which we operate have also adopted laws that prohibit payments to physicians in exchange for referrals similar to the federal anti-kickback statute or that otherwise prohibit fraud and abuse activities. Many states have also passed self-referral legislation similar to the Stark Law, prohibiting the referral of patients to entities with which the physician has a financial relationship. Often these state laws are broad in scope and may apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties, as well as loss of licensure. Little precedent exists for the interpretation or enforcement of these state laws.

Our operations could be adversely affected by the failure of our arrangements to comply with the anti-kickback statute, the Stark Law, billing laws and regulations, current state laws or other legislation or regulations in these areas adopted in the future. We are unable to predict whether other legislation or regulations at the federal or state level in any of these areas will be adopted, what form such legislation or regulations may take or how they may affect our operations. We are continuing to enter into new financial arrangements with physicians and other providers structured in a manner which we believe is intended to comply in all material respects with these laws. We strive to comply with applicable fraud and abuse laws. We cannot assure you, however, that governmental officials responsible for enforcing these laws or whistleblowers will not assert that we are in violation of them or that such statutes or regulations ultimately will be interpreted by the courts in a manner consistent with our interpretation.

Federal False Claims Act and Similar State Laws. Another trend affecting the healthcare industry is the increased use of the FCA, which can be used to prosecute Medicare and other government program fraud involving issues such as coding errors, billing for services not provided and submitting false cost reports. Further, the FCA covers payments involving federal funds in connection with the health insurance exchanges created under the Reform Legislation, if those payments involve any federal funds. Liability under the FCA often arises when an entity knowingly submits a false claim for reimbursement to the federal government. Among the many other potential bases for liability under the FCA are knowingly and improperly avoiding repayment of an overpayment received from the government, and knowingly failing to report and return an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. The FCA broadly defines the term “knowingly.” Although simple negligence will not give rise to liability under the FCA, submitting a claim with reckless disregard to its truth or falsity may constitute “knowingly” submitting a false claim and result in liability. Among the many other potential bases for liability under the FCA is the knowing and improper failure to report and refund amounts owed to the government within 60 days of identifying an overpayment. Effective March 14, 2016, an overpayment is deemed to be identified when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment. Submission of a claim for an item or service generated in violation of the anti-kickback statute constitutes a false or fraudulent claim under the FCA. In some cases, whistleblowers, the federal government and courts have taken the position that providers who allegedly have violated other statutes, such as the Stark Law, have thereby submitted false claims under the FCA.

When a defendant is determined by a court of law to be liable under the FCA, the defendant must pay three times the actual damages sustained by the government, plus mandatory civil penalties ranging between $5,500 and $11,000 for each separate false claim. The Bipartisan Budget Act of 2015 requires these penalty amounts to increase by up to 150% by August 1, 2016 and to increase annually thereafter based on updates to the Consumer

Price Index. Settlements entered into prior to litigation usually involve a less severe calculation of damages. The FCA also contains “qui tam” or whistleblower provisions, which allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. If the government intervenes in the action and prevails, the party filing the initial complaint may share in any settlement or judgment. If the government does not intervene in the action, the whistleblower plaintiff may pursue the action independently and may receive a larger share of any settlement or judgment. When a private party brings a qui tam action under the FCA, the defendant generally will not be made aware of the lawsuit until the government commences its own investigation or determines whether it will intervene. Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors and agents providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the FCA, and similar state laws.

A number of states, including states in which we operate, have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit in state court. Federal law provides an incentive to states to enact false claims laws that are comparable to the FCA. From time to time, companies in the healthcare industry, including ours, may be subject to actions under the FCA or similar state laws.

Corporate Practice of Medicine; Fee-Splitting. Some states have laws that prohibit unlicensed persons or business entities, including corporations, from employing physicians. Some states also have adopted laws that prohibit direct or indirect payments to, or entering into fee-splitting arrangements with, physicians and unlicensed persons or business entities. Possible sanctions for violations of these restrictions include loss of a physician’s license, civil and criminal penalties and rescission of business arrangements. These laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We structure our arrangements with healthcare providers to comply with the relevant state law. However, we can give no assurance that governmental officials responsible for enforcing these laws will not assert that we, or transactions in which we are involved, are in violation of these laws. These laws may also be interpreted by the courts in a manner inconsistent with our interpretations.

Emergency Medical Treatment and Active Labor Act. EMTALA imposes requirements as to the care that must be provided to anyone who comes to a facility providing emergency medical services seeking care before they may be transferred to another facility or otherwise denied care. Sanctions for failing to fulfill these requirements include exclusion from participation in Medicare and Medicaid programs and civil monetary penalties. In addition, the law creates private civil remedies which enable an individual who suffers personal harm as a direct result of a violation of the law to sue the offending hospital for damages and equitable relief. A medical facility that suffers a financial loss as a direct result of another participating hospital’s violation of the law also has a similar right. Although we believe that our practices are in compliance with the law, we can give no assurance that governmental officials responsible for enforcing the law or others will not assert we are in violation of these laws.

Conversion Legislation. Many states, including some where we have hospitals and others where we may in the future acquire hospitals, have adopted legislation regarding the sale or other disposition of hospitals operated by not-for-profit entities. In other states that do not have specific legislation, the attorneys general have demonstrated an interest in these transactions under their general obligations to protect charitable assets from waste. These legislative and administrative efforts primarily focus on the appropriate valuation of the assets divested and the use of the proceeds from the sale by the not-for-profit seller. These reviews and, in some instances, approval processes can add additional time to the closing of a hospital acquisition. There can be no assurance, however, that future actions on the state level will not seriously delay or even prevent our ability to acquire certain hospitals. If these activities are widespread, they could limit our ability to acquire hospitals.

Certificates of Need. The construction of new facilities, the acquisition of existing facilities, the addition of new services or a change in the number of beds at our facilities may be subject to state laws that require prior approval by state regulatory agencies. These CON laws generally require that a state agency determine the public need and give approval prior to the construction or acquisition of facilities or the addition of new services. As of December 31, 2015, we operated 24 hospitals in seven states that have adopted CON laws for acute care facilities. If we fail to obtain necessary state approval, we will not be able to expand our facilities, complete acquisitions or add new services in these states. Violation of these state laws may result in the imposition of civil sanctions or the revocation of a hospital’s licenses.

HIPAA Administrative Simplification and Privacy and Security Requirements. HIPAA requires the use of uniform electronic data transmission standards and code sets for healthcare claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the healthcare industry. HHS has established electronic data transmission standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. In addition, HHS has implemented a National Provider Identifier that each provider must use, and beginning October 1, 2015, required all healthcare providers covered by HIPAA to use updated standard code sets, known as ICD-10 code sets. We have transitioned all of our hospitals to the ICD-10 coding system. This transition continues to involve a significant focus on our technology and information systems, as well as costs related to training of hospital employees and providers and corporate support staff involved with coding and billing. Use of the ICD-10 code sets has required and continues to require significant changes; however, we believe that the cost of compliance with these regulations has not had and is not expected to have a material adverse effect on our business, financial position or results of operations. The Reform Legislation requires HHS to adopt standards for additional electronic transactions and to establish operating rules to promote uniformity in the implementation of each standardized electronic transaction.

As required by HIPAA, HHS has issued privacy and security regulations that extensively regulate the use and disclosure of individually identifiable health-related information and require covered entities, including health plans and most healthcare providers, to implement administrative, physical and technical practices to protect the security of individually identifiable health information that is electronically maintained or transmitted. Certain provisions of the security and privacy regulations apply to business associates (entities that handle identifiable health-related information on behalf of covered entities), and business associates are subject to direct liability for violation of the regulations. In addition, a covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. We utilize a HIPAA compliance plan as part of our effort to comply with HIPAA privacy and security requirements. The privacy regulations and security regulations have and will continue to impose significant costs on our facilities in order to comply with these standards.

Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay, but not to exceed 60 days of discovery of the breach by the covered entity or its agents. Notification must also be made to HHS and, in certain situations involving large breaches, to the media. HHS is required to publish on its website a list of all covered entities that report a breach involving more than 500 individuals. All non-permitted uses or disclosures of unsecured protected health information are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the information has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving individually identifiable information.

Violations of the HIPAA privacy and security regulations may result in criminal penalties and in civil penalties of up to $50,000 per violation for a maximum of $1,500,000 in a calendar year for violations of the same requirement. HHS is required to perform compliance audits and has announced its intent to perform audits in 2016. In addition to enforcement by HHS, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents. HHS may resolve HIPAA violations through informal means, such as allowing a covered entity to implement a corrective action plan, but HHS has the discretion to move directly to impose monetary penalties and is required to impose penalties for violations resulting from willful neglect. Our facilities also are subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to data breaches.

Payment

Medicare. Under the Medicare program, we are paid for inpatient and outpatient services performed by our hospitals.

Payments for inpatient acute services are generally made pursuant to a prospective payment system (“PPS”). Under the inpatient PPS, our hospitals are paid a predetermined amount for each hospital discharge based on the patient’s diagnosis. Specifically, each discharge is assigned to a diagnosis-related group (“DRG”) based upon the patient’s condition and treatment during the relevant inpatient stay. Each DRG is assigned a payment rate using 100% of the national average cost per case and 100% of the severity-adjusted DRG weights. DRG payments are based on national averages and not on charges or costs specific to a hospital. Severity-adjusted DRGs more accurately reflect the costs a hospital incurs for caring for a patient and account more fully for the severity of each patient’s condition. However, DRG payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located. While a hospital generally does not receive payment in addition to a DRG payment, hospitals may qualify for an “outlier” payment when the relevant patient’s treatment costs are extraordinarily high and exceed a specified regulatory threshold.

Under a payment rule known as the “two midnight rule,” for admissions on or after October 1, 2013, services provided to Medicare beneficiaries are only payable as inpatient hospital services when there is a reasonable expectation that the hospital care is medically necessary and will be required across two midnights, absent unusual circumstances. Stays expected to need less than two midnights of hospital care are subject to medical review on a case-by-case basis. Enforcement through Recovery Audit Contractor (“RAC”) audits is expected to begin in 2016.

The DRG payment rates are adjusted by an update factor on October 1 of each year, the beginning of the federal fiscal year. The index used to adjust the DRG payment rates, known as the “market basket index,” gives consideration to the inflation experienced by hospitals in purchasing goods and services. DRG payment rates were increased by the full “market basket index” for the federal fiscal years 2015 and 2016, by 2.9% and 2.4%, respectively, subject to certain reductions. For both of these federal fiscal years, the DRG payment rates were reduced by 0.8% for documentation and coding; reduced by 0.5% for the multi-factor productivity adjustment; and reduced by 0.2% in accordance with the Reform Legislation. There is also a negative 0.2% adjustment to offset projected government spending increases associated with the two midnight rule. For fiscal year 2016, additional payment adjustments apply based on data reporting and meaningful use of EHRs. As of October 1, 2015, hospitals that report quality data and also demonstrate meaningful use receive an estimated net 0.9% increase in reimbursement for hospital inpatient acute care services. We are complying with this data submission requirement. Future legislation may decrease the rate of increase for DRG payments or even decrease such payment rates, but we are not able to predict the amount of any reduction or the effect that any reduction would have on us.

The DRG payment rates are also adjusted pursuant to provisions of the Reform Legislation that promote value-based purchasing, linking payments to quality and efficiency. First, hospitals that meet or exceed certain quality performance standards receive greater reimbursement under CMS’s value-based purchasing program, while hospitals that do not satisfy certain quality performance standards receive reduced Medicare inpatient hospital payments. The amount collected from the reductions is pooled and used to fund the payments that reward hospitals based on a set of quality measures that have been linked to improved clinical processes of care and patient satisfaction. CMS scores each hospital on its achievement relative to other hospitals and improvement relative to that hospital’s own past performance. Second, hospitals experiencing “excess readmissions” for conditions designated by CMS within 30 days from the patient’s date of discharge will receive inpatient payments reduced by an amount determined by comparing that hospital’s readmission performance to a risk-adjusted national average. Third, the 25% of hospitals with the worst national risk-adjusted HAC rates in the previous year have their total inpatient operating Medicare payments reduced by 1%. In addition, HHS has indicated that it will increase its efforts to promote, develop and use alternative payment models such as ACOs and bundled payment arrangements.

In addition, hospitals may qualify for Medicare disproportionate share payments when their percentage of low income patients exceeds specified regulatory thresholds. A majority of our hospitals qualify to receive Medicare disproportionate share payments. Medicare disproportionate share payments are reduced by 75% and earmarked for an uncompensated care payment pool, in accordance with the Reform Legislation. The uncompensated care pool is further reduced each year by a formula that reflects reductions in the U.S. uninsured population that is under 65 years of age. Thus, the greater the rate of coverage for the previously uninsured, the more the Medicare uncompensated care pool will be reduced. Each eligible hospital is then paid, out of the uncompensated care pool, an amount based upon its estimated cost of providing uncompensated care. These Medicare disproportionate share and uncompensated care payments as a percentage of operating revenues, net of contractual allowances and discounts (before provision for bad debts), were 1.3% and 1.4% for the years ended December 31, 2015 and 2014, respectively. For 2016, we estimate a $3.2 million reduction in reimbursements for uncompensated care, while the change in Medicare disproportionate share payments is expected to be immaterial.

Hospitals may also qualify for Medicaid disproportionate share payments when they qualify under the state established guidelines. These Medicaid disproportionate share payments as a percentage of operating revenues, net of contractual allowances and discounts (before provision for bad debts), were 0.6% for both of the years ended December 31, 2015 and 2014, respectively. The Reform Legislation, as modified by the Bipartisan Budget Act of 2013, provides for reductions to the Medicaid disproportionate share hospital program in federal fiscal years 2016 through 2020. Subsequent legislation has delayed the implementation of the reductions until 2018 and extended the reductions through 2025.

We also receive Medicare reimbursement for outpatient services through a PPS. The outpatient conversion factor was increased 2.9% effective January 1, 2015; however, there was a negative 0.2% adjustment in accordance with the Reform Legislation and a negative 0.5% productivity adjustment and other payment adjustments, which CMS estimated would result in a 2.3% increase. The outpatient conversion factor was increased 2.4% effective January 1, 2016; however, there is a negative 0.2% adjustment in accordance with the Reform Legislation, a negative 0.5% productivity adjustment, and a negative 2.0% adjustment to address what CMS views as inflated payments for laboratory tests packaged with payments for hospital outpatient services. Taking into account these and other payment adjustments, CMS estimated the 2016 update will result in a 0.4% decrease in outpatient PPS payments to hospitals. A two percentage point reduction to the market basket index occurs if patient quality data is not submitted. We are complying with this data submission requirement.

The Medicare program also makes payment adjustments under the Medicare-Dependent Hospital program and for low-volume hospitals, known as rural extenders, to ensure hospital access for rural Medicare beneficiaries. These programs were extended by the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) for qualifying hospitals through the United States federal government’s federal fiscal year 2017. If future legislation is not passed to further extend these hospital payment programs, we could experience a reduction in future reimbursement.

Physician services are reimbursed under the Medicare Physician Fee Schedule (“MPFS”), which is adjusted annually. MACRA effectively eliminated a payment reduction that was scheduled for physicians and other practitioners who treat Medicare patients. The law provides for a 0.5% update to the MPFS for July 1, 2015 through December 31, 2015 and for each calendar year thereafter through 2019. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System (“MIPS”) beginning in 2019, under which physicians and other eligible professionals will receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities, and meaningful use of EHR. MIPS will consolidate certain existing physician incentive programs, and also require CMS to provide, beginning in 2019, incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as ACOs.

The Medicare reimbursement discussed above continues to be reduced by across-the-board spending cuts to the federal budget imposed by the Budget Control Act of 2011, known as sequestration. The sequestration cuts require reductions in payments for Medicare and other federally funded healthcare programs, including TRICARE, through federal fiscal year 2025.

Medicaid. Most state Medicaid payments are made under a PPS or under programs which negotiate payment levels with individual hospitals. Medicaid is funded jointly by state and federal government. The federal government and many states are currently considering significantly reducing Medicaid funding, while at the same time expanding Medicaid benefits. Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from CMS and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Similar programs are also being considered by other states. We can provide no assurance that reductions to Medicaid funding will not have a material adverse effect on our results of operations. Further, the Reform Legislation prohibits the use of federal funds under the Medicaid program to reimburse providers for medical services provided to treat HACs.

TRICARE. TRICARE is the Department of Defense’s healthcare program for members of the armed forces. For inpatient services, TRICARE generally reimburses hospitals based on a DRG system modeled on the Medicare inpatient PPS. For outpatient services, TRICARE reimburses hospitals based on a PPS that is similar to that utilized for services furnished to Medicare beneficiaries.

Annual Cost Reports. Hospitals participating in the Medicare and some Medicaid programs, whether paid on a reasonable cost basis or under a PPS, are required to meet specified financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and some Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. Finalization of these audits often takes several years. Providers can appeal any final determination made in connection with an audit. DRG outlier payments have been and continue to be the subject of CMS audit and adjustment. The OIG is also actively engaged in audits and investigations into alleged abuses of the DRG outlier payment system.

Commercial Insurance and Managed Care Companies. Our hospitals provide services to individuals covered by private healthcare insurance or by health plans administered by managed care companies. These payors pay our hospitals or, in some cases, reimburse their policyholders based upon the hospital’s established charges and the coverage provided in the insurance policy. They try to limit the costs of hospital services by negotiating discounts, including PPS, which would reduce payments by commercial insurers or health plans to our hospitals. Commercial insurers and managed care companies also seek to reduce payments to hospitals by establishing payment rules that in effect re-characterize the services ordered by physicians. For example, some payors vigorously review each patient’s length of stay in the hospital and recharacterize as outpatient all inpatient stays of less than a particular duration (e.g., 24 hours). Reductions in payments for services provided by our hospitals to individuals covered by these payors could adversely affect us.

Medicare Administrative Contractors. CMS competitively bids the Medicare fiscal intermediary and Medicare carrier functions to Medicare Administrative Contractors (“MACs”) in 12 jurisdictions. Each MAC is geographically assigned and serves both Part A and Part B providers within a given jurisdiction. CMS is currently engaged in a consolidation strategy to move from 15 MAC jurisdictions to 10. Chain providers had the option of having all hospitals use one home office MAC, and we chose to do so. However, CMS has not yet converted all of our hospitals to one MAC and currently does not have an established date to accomplish the conversion. CMS periodically re-solicits bids, and the MAC servicing a geographic area can change as a result of the bid competition. MAC transition periods can impact claims processing functions and the resulting cash flow.

Medicare Integrity. CMS contracts with third parties to promote the integrity of the Medicare program through review of quality concerns and detection of improper payments. Quality Improvement Organizations (“QIOs”), for example, are groups of physicians and other healthcare quality experts which work on behalf of CMS to ensure that Medicare pays only for goods and services that are reasonable and necessary and that are provided in the most appropriate setting. Under the RAC program, CMS contracts with RACs nationwide to conduct post-payment reviews to detect and correct improper payments in the Medicare program, as required by statute. RACs review claims submitted to Medicare for billing compliance, including correct coding and medical necessity. Compensation for RACs is on a contingency basis and based upon the amount of overpayments and underpayments identified, if any. CMS recently reduced the number of claims that RACs may audit by limiting the number of records that RACs may request from hospitals based on each provider’s claim denial rate for the previous year.

The RAC program’s scope also includes Medicaid claims. States may coordinate with Medicaid RACs regarding recoupment of overpayments and refer suspected fraud and abuse to appropriate law enforcement agencies. Under the Medicaid Integrity Program, CMS employs private contractors, referred to as Medicaid Integrity Contractors (“MICs”) to perform reviews and post-payment audits of Medicaid claims and identify overpayments. MICs are assigned to five geographic jurisdictions. Besides MICs, several other contractors and state Medicaid agencies have increased their review activities.

We maintain policies and procedures to respond to the RAC requests and payment denials. Payment recoveries resulting from RAC reviews and denials are appealable, and we pursue reversal of adverse determinations at appropriate appeal levels. Currently, there are significant delays in the assignment of new Medicare appeals to Administrative Law Judges. In April 2015, the Office of Medicare Hearings and Appeals estimated that assignment of requests for hearings could be delayed for up to 28 months. Depending upon the growth of RAC programs and our success in appealing claims in future periods, our cash flows and results of operations could be negatively impacted.

Accountable Care Organizations. With the aim of reducing healthcare costs by improving quality and operational efficiency, ACOs are gaining traction in both the public and private sectors. An ACO is a network of providers and suppliers (including hospitals, physicians and other designated professionals) which work together to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. ACOs are intended to produce savings as a result of improved quality and operational efficiency. Pursuant to the Reform Legislation, HHS established a Medicare Shared Savings Program that seeks to promote accountability and coordination of care through the creation of ACOs. Medicare-approved ACOs that achieve quality performance standards established by HHS are eligible to share in a portion of the amounts saved by the Medicare program. HHS has significant discretion to determine key elements of ACO programs. Certain waivers are available from fraud and abuse laws for ACOs. As of January 2016, CMS has approved over 475 ACOs to participate in various Medicare ACO initiatives.

Bundled Payment Initiatives. The Reform Legislation created the CMS Innovation Center with responsibility for establishing demonstration projects and other initiatives in order to identify, develop, test and encourage the adoption of new methods of delivering and paying for healthcare that create savings under the Medicare and Medicaid programs, while maintaining or improving quality of care. One initiative implemented by the CMS Innovation Center is a voluntary bundled payment initiative known as the Bundled Payment for Care Improvement (“BPCI”) initiative. This voluntary initiative is comprised of four broadly defined models of care and links payments to participating providers for services provided during an episode of care. Participating providers agree to receive one payment for services provided to Medicare patients for certain medical conditions or episodes of care. In contrast to the traditional fee-for-service model, bundled payments are intended to align incentives for providers, encouraging more effective and efficient care.

Beginning in April 2016, hospitals located in markets selected by CMS, including one of our facilities, will be required to participate in the Comprehensive Care for Joint Replacement model, a mandatory bundled payment initiative for specified joint replacement procedures. Participating hospitals will be evaluated against quality standards and Medicare spending targets established by CMS for each episode of care. An episode of care begins with a patient’s hospital admission and includes all related care by the hospital and other providers within 90 days of discharge. Depending on whether overall CMS spending per episode exceeds or falls below the target and whether quality standards are met, hospitals may receive supplemental Medicare payments or owe repayments to CMS.

Electronic Health Record Initiatives

The federal government has implemented a number of regulations and programs designed to promote the use of EHR technology. HITECH provides for Medicare and Medicaid incentive payments for eligible hospitals and professionals that adopt and meaningfully use certified EHR technology. Our hospital facilities have been implementing EHR technology on a facility-by-facility basis since 2011. We recognize incentive reimbursement as we are able to implement the certified EHR technology and meet the defined “meaningful use criteria” and as information from completed cost report periods is available from which to calculate the payments. The timing of recognizing incentive reimbursement does not correlate with the timing of recognizing operating expenses and incurring capital costs in connection with the implementation of EHR technology, which may result in material period-to-period changes in our future results of operations.

As of October 1, 2014, eligible hospitals and, as of January 1, 2015, professionals that have not demonstrated meaningful use of certified EHR technology and have not applied and qualified for a hardship exception are subject to penalties in the form of a reduced market basket update to the inpatient prospective payment system standardized amount in 2015 and each subsequent fiscal year. Eligible professionals are subject to a 1% per year cumulative reduction applied to the MPFS amount for covered professional services, subject to a cap of 5%. Although we believe that our hospital facilities will remain in compliance with the meaningful use standards in 2016, there can be no assurance that all of our facilities will remain in compliance and therefore will not be subject to the HITECH penalty provisions.

Further, the government has continued to prioritize achieving interoperability, or the ability of an EHR system to exchange, and make available for meaningful use, electronic health information among different systems.

Supply Contracts

We anticipate that, following the completion of the spin-off, Quorum Health will purchase medical supplies, medical equipment, pharmaceuticals and other items under an agreement with HealthTrust, a GPO. By participating in this organization, we expect to be able to procure items at competitively priced rates for our hospitals. There can be no assurance that our arrangement with HealthTrust will continue to provide the discounts that we have historically received.

Competition

The hospital industry is highly competitive. An important part of our business strategy is to acquire hospitals that are primarily located in cities or counties with populations of 50,000 or less. However, other for-profit hospital companies and not-for-profit hospital systems generally attempt to acquire the same type of hospitals as we do. In addition, some hospitals are sold through an auction process, which may result in higher purchase prices than we believe are reasonable.

In addition to the competition we face for acquisitions, we must also compete with other hospitals and healthcare providers for patients. The competition among hospitals and other healthcare providers for patients has intensified in recent years. In most of our markets, we are the sole provider of general acute care health services. As a result, the majority of our hospitals operate in service areas that typically support less direct competition for our hospital-based services. However, these hospitals face competition from hospitals outside of their primary service area, including hospitals in urban areas that provide more complex services, including highly specialized facilities, equipment and services that may not be available at our hospitals and extensive medical research or medical education programs, which are not offered at our facilities. Patients in those service areas may travel to these other hospitals for a variety of reasons, including the need for services we do not offer or physician referrals. Patients who are required to seek services from these other hospitals may subsequently shift their preferences to those hospitals for services we do provide. We also face competition from other specialized care providers, including outpatient surgery, orthopedic, oncology and diagnostic centers. Our hospitals and our competitors are implementing physician alignment strategies, such as employing physicians, acquiring physician practice groups, and participating in ACOs, or other clinical integration models.

In most markets in which we are not the sole provider of general acute care health services, our primary competitor is a not-for-profit hospital. These hospitals are owned by tax-supported governmental agencies or not-for-profit entities supported by endowments and charitable contributions. These hospitals do not pay income or property taxes, and can make capital expenditures without paying sales tax. These financial advantages may better position such hospitals to maintain more modern and technologically upgraded facilities and equipment and offer services more specialized than those available at our hospitals.

The number and quality of the physicians on a hospital’s staff is an important factor in a hospital’s competitive position. Physicians decide whether a patient is admitted to the hospital and the procedures to be performed. Admitting physicians may be on the medical staffs of other hospitals in addition to those of our hospitals. We attempt to attract our physicians’ patients to our hospitals by offering quality services and facilities, convenient locations and state-of-the-art equipment. In addition, CMS publicizes on its Hospital Compare website data that hospitals submit in connection with Medicare reimbursement claims, including performance data related to quality measures and patient satisfaction surveys. Federal law provides for the future expansion of the number of quality measures that must be reported. Additional quality measures and other future trends toward clinical transparency may have a potential impact on our competitive position and patient volumes in ways that we are unable to predict. In addition, as a result of the Reform Legislation, hospitals must either make public a list of their standard charges, or their policies for allowing the public to view a list of these charges in response to an inquiry.

Compliance Program

We take an operations team approach to compliance and utilize corporate experts for program design efforts and facility leaders for employee-level implementation. We recognize that our compliance with applicable laws and regulations depends on individual employee actions as well as company operations. Our approach focuses on integrating compliance responsibilities with operational functions and is intended to reinforce our company-wide commitment to operate strictly in accordance with the laws and regulations that govern our business.

In connection with the spin-off, we will adopt a company-wide compliance program that carries forward the compliance programs that have been in place at our facilities since 1997 under CHS. We anticipate the program’s elements will include leadership, management and oversight at the highest levels, a written Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs and a means for enforcing the program’s policies and will be expanded and developed to meet the industry’s expectations and our needs from time to time.

Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities, will be prepared and implemented to address the functional and operational aspects of our business. Included within these functional areas are materials and activities for business sub-units, including laboratory, radiology, pharmacy, emergency, surgery, observation, home care, skilled nursing and clinics. Specific areas identified through regulatory interpretation and enforcement activities will also be addressed in our program. Claims preparation and submission, including coding, billing and cost reports, will comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with the federal anti-kickback statute and the Stark Law, emergency department treatment and transfer requirements and other patient disposition issues, will also be the focus of policy and training, standardized documentation requirements and review and audit. Another focus of the program will be the interpretation and implementation of the HIPAA standards for privacy and security.

We will have a written Code of Conduct which applies to all directors, officers, employees and consultants, and a confidential disclosure program to enhance the statement of ethical responsibility expected of our employees and business associates who work in the accounting, financial reporting and asset management areas of our Company. Our Code of Conduct will be posted on our website at www.quorumhealth.com.

Corporate Integrity Agreement

On August 4, 2014, CHS announced that it had entered into a civil settlement with the U.S. Department of Justice, other federal agencies and identified relators that concluded previously announced investigations and litigation related to short stay admissions through emergency departments at certain of CHS’ affiliated hospitals. For a further discussion of the background of this matter and details of the settlement, see “Business—Legal Proceedings.” In addition to the amounts paid in the settlement, CHS executed a five-year Corporate Integrity Agreement, or CIA, with the OIG. Our hospitals are bound, and will continue to be bound following the distribution, by the terms of this civil settlement and CHS’ CIA. Subsequent to the distribution, we anticipate entering into a separate CIA with the OIG that will be binding on us and our facilities and which we expect to substantially mirror the terms of the CHS CIA. We also anticipate that the terms of our CIA will be incorporated into our comprehensive compliance.

The compliance measures and reporting and auditing requirements contained in the CIA will include:

•	appointing and maintaining a Corporate Compliance and Privacy Officer, a Corporate Compliance Work Group composed of regional Corporate Compliance Directors, and Facility Compliance Officers and committees;

•	maintaining a written Code of Conduct, which sets forth our commitment to full compliance with all statutes, regulations, and guidelines applicable to federal healthcare programs;

•	maintaining written policies and procedures addressing the operation of our Compliance Program, including adherence to medical necessity and admissions standards for inpatient hospital stays;

•	maintaining general compliance training and education programs;

•	providing specific training for appropriate personnel on billing, case management and clinical documentation;

•	engaging an independent third party to perform an annual review of our compliance with the CIA;

•	establishing and maintaining a Confidential Disclosure Program and hotline to enable employees or others to disclose issues or questions regarding possible inappropriate policies or behavior;

•	utilizing a comprehensive screening program to ensure that we do not hire or engage employees or contractors who are ineligible persons for federal healthcare programs;

•	reporting any material deficiency which resulted in an overpayment to us by a federal healthcare program; and

•	submitting annual reports to the OIG which describe in detail the operations of our corporate Compliance Program for the past year.

Material, uncorrected violations of the CIA could lead to our suspension or disbarment from participation in Medicare, Medicaid and other federal and state healthcare programs and repayment obligations. In addition, we will be subject to possible civil penalties for failure to substantially comply with the terms of the CIA, including stipulated penalties ranging between $1,000 to $2,500 per day. We will also be subject to a stipulated penalty of $50,000 for each false certification made by us or on our behalf, pursuant to the reporting provisions of the CIA. The CIA increases the amount of information we must provide to the federal government regarding our healthcare practices and our compliance with federal regulations. The reports we will provide in connection with the CIA could result in greater scrutiny by regulatory authorities. We believe the Compliance Program we will adopt will address compliance with the operational terms of the CIA.

Employees and Medical Staff

As of December 31, 2015, we had over 14,000 employees, including approximately 4,000 part-time employees. References herein to “employees” refer to employees of our subsidiaries. We are subject to various state and federal laws that regulate wages, hours, benefits and other terms and conditions relating to employment. As of December 31, 2015, certain employees at nine of our hospitals were represented by various labor unions. Union organizing efforts may take place at additional hospitals in the future. We consider our employee relations to be good and have not experienced work stoppages that have materially, adversely affected our business or results of operations. Our hospitals, like most hospitals, have experienced rising labor costs. In some markets, nurse and medical support personnel availability has become a significant operating issue to healthcare providers. To address this challenge, we have implemented several initiatives to improve retention, recruiting, compensation programs and productivity.

Our hospitals are staffed by licensed physicians, including both employed physicians and physicians who are not employees of our hospitals. Some physicians provide services in our hospitals under contracts, which generally describe a term of service, provide and establish the duties and obligations of such physicians, require the maintenance of certain performance criteria and fix compensation for such services. Any licensed physician may apply to be accepted to the medical staff of any of our hospitals, but the hospital’s medical staff and the appropriate governing board of the hospital, in accordance with established credentialing criteria, must approve acceptance to the staff. Members of the medical staffs of our hospitals often also serve on the medical staffs of other hospitals and may terminate their affiliation with one of our hospitals at any time.

We may be required to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel. As a result, our labor costs could increase. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. Certain changes in federal labor laws and the National Labor Relations Board’s recent modification of its election procedures could increase the likelihood of employee unionization attempts. To the extent a significant portion of our employee base unionizes, our costs could increase significantly. In addition, the states in which we operate could adopt mandatory nurse-staffing ratios or could reduce mandatory nurse-staffing ratios already in place. State-mandated nurse-staffing ratios could significantly affect labor costs, and have an adverse impact on revenues if we are required to limit patient admissions in order to meet the required ratios.

Professional Liability Claims and Insurance

As part of our business of owning and operating hospitals, we are subject to legal actions alleging liability on our part. To cover claims arising out of the operations of hospitals, we maintain professional liability insurance and general liability insurance on a claims-made basis in excess of those amounts for which we are self-insured, in amounts we believe to be sufficient for our operations. We also maintain umbrella liability coverage for claims which, due to their nature or amount, are not covered by our other insurance policies. However, our insurance coverage does not cover all claims against us or may not continue to be available at a reasonable cost for us to maintain adequate levels of insurance. Substantially all losses for periods prior to the distribution are insured through a wholly-owned insurance subsidiary of CHS and excess loss policies maintained by CHS. CHS has agreed to indemnify us in respect of claims covered by such insurance policies and workers compensation claims arising prior to the distribution. See “Certain Relationships And Related Party Transactions—Agreements with CHS Related to the Spin-Off—Separation and Distribution Agreement.”

Because substantially all liability for professional and general liability claims made or incurred prior to the distribution date is insured through a wholly-owned insurance subsidiary of CHS and excess loss policies maintained by CHS, and CHS maintains the related reserve, and CHS has agreed to fully indemnify for us for all such claims occurring prior to the distribution, a reserve for general and professional liability risks is recorded on our balance sheets in an amount equal only to the corresponding receivable from CHS. Any losses incurred in excess of amounts maintained under such insurance will be funded from our working capital.

There can be no assurance that our cash flow will be adequate to provide for professional and general liability claims in the future. If payments for general and professional liabilities exceed anticipated losses, our results of operations and financial condition could be adversely affected.

For a further discussion of our insurance coverage, see our discussion of professional liability claims in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement.

Environmental Matters

We are subject to various federal, state and local laws and regulations governing the use, discharge and disposal of hazardous materials, including medical and pharmaceutical waste products. We do not currently expect compliance with these laws and regulations to have a material adverse effect on us. It is possible, however, that environmental issues may arise in the future which we cannot now predict.

Properties

Corporate Headquarters

Our corporate headquarters will be located in approximately 87,000 square feet of leased office space in Brentwood, Tennessee.

Hospitals

Our hospitals are general care hospitals offering a wide range of inpatient and outpatient medical services. These services include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic, psychiatric and rehabilitation services.

The following table identifies the location, the number of licensed beds and the nature of our ownership with respect to each of the 38 hospitals that we operate:

Hospital	City	Licensed Beds(1)	Ownership Type
Alabama
Cherokee Medical Center	Centre	60	Owned
Dekalb Regional Medical Center	Fort Payne	134	Owned
LV Stabler Memorial Hospital	Greenville	72	Owned
Arkansas
Forrest City Medical Center	Forrest City	118	Leased
Helena Regional Medical Center	Helena	155	Leased
California
Barstow Community Hospital	Barstow	30	Owned
Watsonville Community Hospital	Watsonville	106	Owned
Georgia
Trinity Hospital of Augusta (2)	Augusta	231	Leased
Fannin Regional Hospital (2)	Blue Ridge	50	Owned
Clearview Regional Medical Center	Monroe	77	Owned
Barrow Regional Medical Center	Winder	56	Owned
Illinois
Union County Hospital (3)	Anna	25	Leased
MetroSouth Medical Center	Blue Island	314	Owned
Galesburg Cottage Hospital	Galesburg	173	Owned
Gateway Regional Medical Center	Granite City	343	Owned
Heartland Regional Medical Center	Marion	98	Owned
Crossroads Community Hospital	Mt. Vernon	47	Owned
Red Bud Regional Hospital (3)	Red Bud	25	Owned
Vista Medical Center East	Waukegan	228	Owned
Vista Medical Center West (psychiatric and rehabilitation beds)	Waukegan	71	Owned
Kentucky
Kentucky River Medical Center	Jackson	55	Leased
Three Rivers Medical Center	Louisa	90	Owned
Paul B. Hall Regional Medical Center (2)	Paintsville	72	Owned
Nevada
Mesa View Regional Hospital (3)	Mesquite	25	Owned
New Mexico
Mimbres Memorial Hospital (3)	Deming	25	Owned
Alta Vista Regional Hospital	Las Vegas	54	Owned
North Carolina
Sandhills Regional Medical Center	Hamlet	64	Owned
Martin General Hospital	Williamston	49	Leased
Ohio
Affinity Medical Center	Massillon	156	Owned
Oregon
McKenzie-Willamette Medical Center (2)	Springfield	113	Owned
Pennsylvania
Lock Haven Hospital	Lock Haven	47	Owned
Sunbury Community Hospital	Sunbury	68	Owned
Tennessee
Henderson County Community Hospital	Lexington	45	Owned
McKenzie Regional Hospital	McKenzie	45	Owned

Hospital	City	Licensed Beds(1)	Ownership Type
Texas
Big Bend Regional Medical Center (3)	Alpine	25	Owned
Scenic Mountain Medical Center	Big Spring	150	Owned
Utah
Mountain West Medical Center	Tooele	44	Owned
Wyoming
Evanston Regional Hospital	Evanston	42	Owned

Total Licensed Beds at December 31, 2015		3,582

Total Hospitals at December 31, 2015		38

(1)	Licensed beds are the number of beds for which the appropriate state agency licenses a facility regardless of whether the beds are actually available for patient use.
(2)	Denotes a syndicated hospital.
(3)	Denotes a critical access hospital.

Legal Proceedings

From time to time, CHS receives inquiries or subpoenas from state regulators, state Medicaid Fraud Control units, fiscal intermediaries, the Centers for Medicare and Medicaid Services and the Department of Justice regarding various Medicare and Medicaid issues. In addition to the matters discussed below, CHS is currently responding to subpoenas and administrative demands concerning (a) certain cardiology procedures, medical records and policies at a New Mexico hospital, (b) a civil investigative demand concerning cardiology devices at a Pennsylvania hospital, (c) an inquiry regarding a sleep lab at a Louisiana hospital, (d) a subpoena regarding wound care services at one of CHS’ Florida hospitals (which appears to be related to the recently unsealed case styled U.S. ex rel. Van Raalte, v. Healogics, Inc.), and (e) a subpoena concerning provider based billing status for hyperbaric oxygen therapy at one of CHS’ Tennessee hospitals. In addition, CHS is subject to other claims and lawsuits arising in the ordinary course of its business. Based on current knowledge, QHC management does not believe that loss contingencies arising from pending legal, regulatory and governmental matters, including the matters described herein, will have a material adverse effect on the consolidated financial position or liquidity of QHC. However, in light of the inherent uncertainties involved in pending legal, regulatory and governmental matters, some of which are beyond our control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to our results of operations or cash flows for any particular reporting period. Settlements of suits involving Medicare and Medicaid issues routinely require both monetary payments as well as corporate integrity agreements. Additionally, qui tam or “whistleblower” actions initiated under the FCA may be pending but placed under seal by the court to comply with the FCA’s requirements for filing such suits. In September 2014, the Criminal Division of the United States Department of Justice (“DOJ”) announced that all qui tam cases will be shared with their Division to determine if a parallel criminal investigation should be opened. The Criminal Division has also frequently stated an intention to pursue corporations in criminal prosecutions. From time to time, CHS detects issues of non-compliance with federal healthcare laws pertaining to claims submission and reimbursement practices and/or financial relationships with physicians. CHS avails itself of various mechanisms to address potential overpayments arising out of these issues, including repayment of claims, rebilling of claims, and participation in voluntary disclosure protocols offered by the Centers for Medicare and Medicaid Services and the Office of the Inspector General. Participating in voluntary repayments and voluntary disclosure protocols can have the potential for significant settlement obligations or even enforcement action.

The legal proceedings identified below are described in detail because, although they may not be required to be disclosed under SEC rules, due to the nature of the business of CHS and QHC, we believe that the following discussion of these matters may provide useful information to security holders. This discussion does not include claims and lawsuits covered by medical malpractice, general liability or employment practices insurance and risk retention programs, none of which claims or lawsuits would in any event be required to be disclosed under SEC rules. Certain of the matters referenced below are also discussed in the notes to the audited combined financial statements included elsewhere in this Information Statement under Note 10 “Commitments and Contingencies.”

In connection with the spin-off, CHS has agreed to indemnify us for certain liabilities relating to outcomes or events occurring prior to the closing of the spin-off, including (i) certain claims and proceedings known to be outstanding on or prior to the closing date of the spin-off and (ii) certain claims, proceedings and investigations by governmental authorities or private plaintiffs related to activities occurring at or related to our healthcare facilities prior to the closing date of the spin-off, but only to the extent, in the case of clause (ii), that such claims are covered by insurance policies maintained by CHS, including professional liability and employer practices. In this regard, CHS will continue to be responsible for certain HMA legal matters covered by the contingent value rights agreement that relate to the portion of CHS’ business that will be held by us upon the closing of the spin-off. Notwithstanding the foregoing, CHS will not indemnify us in respect of any claims or proceedings arising out of or related to the business operations of QHR at any time or our compliance with the CIA. The foregoing summary of CHS’ indemnification obligations to us is qualified in its entirety by reference to the Separation and Distribution Agreement, which is incorporated by reference into this information statement. For additional information, see “Certain Relationships and Related Party Transactions—Agreements with CHS Related to the Spin-Off—Separation and Distribution Agreement.”

Except as otherwise noted below, CHS has agreed to indemnify us with respect to liability incurred by QHC arising out of each of the following legal proceedings.

Community Health Systems, Inc. Legal Proceedings

Shareholder Litigation

Class Action Shareholder Federal Securities Cases. Three purported class action cases have been filed in the United States District Court for the Middle District of Tennessee; namely, Norfolk County Retirement System v. Community Health Systems, Inc., et al., filed May 9, 2011; De Zheng v. Community Health Systems, Inc., et al., filed May 12, 2011; and Minneapolis Firefighters Relief Association v. Community Health Systems, Inc., et al., filed June 21, 2011. All three seek class certification on behalf of purchasers of CHS common stock between July 27, 2006 and April 11, 2011 and allege that misleading statements resulted in artificially inflated prices for CHS common stock. In December 2011, the cases were consolidated for pretrial purposes and NYC Funds and its counsel were selected as lead plaintiffs/lead plaintiffs’ counsel. In lieu of ruling on CHS’ motion to dismiss, the court permitted the plaintiffs to file a first amended consolidated class action complaint which was filed on October 5, 2015. CHS’ motion to dismiss was filed on November 4, 2015 and is scheduled for oral argument on April 11, 2016. The court also lifted the discovery stay and discovery is underway. CHS believes this consolidated matter is without merit and will vigorously defend this case.

Shareholder Derivative Actions. Three purported shareholder derivative actions have also been filed in the United States District Court for the Middle District of Tennessee; Plumbers and Pipefitters Local Union No. 630 Pension Annuity Trust Fund v. Wayne T. Smith, et al., filed May 24, 2011; Roofers Local No. 149 Pension Fund v. Wayne T. Smith, et al., filed June 21, 2011; and Lambert Sweat v. Wayne T. Smith, et al., filed October 5, 2011. These three cases allege breach of fiduciary duty arising out of allegedly improper inpatient admission practices, mismanagement, waste and unjust enrichment. These cases have been consolidated into a single, consolidated action. The plaintiffs filed an operative amended derivative complaint in these three consolidated actions on March 15, 2012. CHS’ motion to dismiss was argued on June 13, 2013. On September 27, 2013, the court issued an order granting in part and denying in part our motion to dismiss. An initial case management order was entered on November 11, 2014, but no trial date has been set. Discovery is continuing. CHS believes all of the plaintiffs’ claims are without merit and will vigorously defend them.

Other Government Investigations

Dothan, Alabama—Independent Lab Billing. On February 12, 2015, CHS’ hospital in Dothan, Alabama received a Civil Investigative Demand (“CID”) from the United States Department of Justice for information concerning its status as a “covered hospital” under certain lab billing regulations. These regulations discuss permissible billing of the technical component of lab tests performed for hospital patients by an independent laboratory. The CID seeks documentation and explanation whether the hospital qualifies as a covered hospital for billing purposes under the applicable regulations. CHS is cooperating fully with this investigation.

Blue Island, Illinois—Patient Status. On October 9, 2015, the hospital in Blue Island, Illinois received a CID from the Office of the United States Attorney in Chicago, Illinois concerning allegations of upcoding observation and other outpatient services and improperly falsifying inpatient admission orders. The CID requests medical records and documentation concerning status change, from observation to inpatient. We and CHS are fully cooperating with this investigation. Because this matter relates solely to assets that will be transferred to QHC in the spin-off, CHS will not indemnify us and, following the spin-off, we will be responsible for costs, and will bear any liability related to this matter.

Qui Tam Cases—Government Declined Intervention

On February 4, 2014, a redacted case then styled (Sealed Party) v. Pottstown Hospital Co., LLC d/b/a Pottstown Memorial Medical Center and Community Health Systems, Inc. was filed in the Eastern District of Pennsylvania. On May 6, 2014, the district court ordered the seal lifted. The relator is Alan E. Cooper, M.D. The complaint alleges the hospital traded on call agreements for referrals. There is no indication that the DOJ has intervened in this matter. This matter was previously reported in prior CHS filings in the Legal Proceedings section as subpoenas to two Pennsylvania hospitals and one of CHS’ subsidiaries concerning on call agreements and physician directorships. On June 5, 2014, CHS filed motions to dismiss the complaint and on June 30, 2014 the relator filed his response. Oral argument occurred on October 15, 2014 and the matter was taken under advisement and discovery was stayed. CHS’ motions to dismiss were granted with prejudice on March 13, 2015; the relator filed an appeal and oral argument on the appeal was originally set for November 20, 2015 but by order of the court was submitted on paper only. CHS is awaiting a decision and will continue to vigorously defend this matter.

Commercial Litigation and Other Lawsuits

Becker v. Community Health Systems, Inc. d/b/a Community Health Systems Professional Services Corporation d/b/a Community Health Systems d/b/a Community Health Systems PSC, Inc. d/b/a Rockwood Clinic P.S. and Rockwood Clinic, P.S. (Superior Court, Spokane, Washington). This suit was filed on February 29, 2012, by a former chief financial officer at Rockwood Clinic in Spokane, Washington. Becker claims he was wrongfully terminated for allegedly refusing to certify a budget for Rockwood Clinic in 2012. On February 29, 2012, he also filed an administrative complaint with the Department of Labor, Occupational Safety and Health Administration alleging that he is a whistleblower under Sarbanes-Oxley, which was dismissed by the agency and was appealed to an administrative law judge for a hearing that occurred on January 19-26, 2016 and will be ready for decision pending submittal of final briefing. At a hearing on July 27, 2012, the trial court dismissed Community Health Systems, Inc. from the state case and subsequently certified the state case for an interlocutory appeal of the denial to dismiss his employer and the management company. The appellate court accepted the interlocutory appeal, and it was argued on April 30, 2014. On August 14, 2014, the court denied our appeal. On October 20, 2014, CHS filed a petition to review the denial with the Washington Supreme Court. CHS’ appeal was accepted and oral argument was heard on June 9, 2015. On September 15, 2015, the court denied CHS’ appeal and remanded to the trial court where it is now set for trial on September 12, 2016. CHS is vigorously defending these actions.

Eliel Ntakirutimana, M.D. and Anesthesia Healthcare Partners of Laredo, P.A., Jose Berlioz, M.D. and Jose Berlioz, M.D., P.A. d/b/a Safari Pediatrics v. Laredo Texas Hospital Company, L.P. d/b/a Laredo Medical Center, CHS/Community Health Systems, Inc., Webb Hospital Corporation, Community Health Systems Professional Services Corporation, Community Health Systems, Inc., Abraham “Abe” Martinez, Argelia “Argie” Martinez, Michael Portacci, Wayne Smith, Timothy P. Adams, and Timothy Schmidt. On December 28, 2012, two physicians and each of their professional associations, who previously contracted as independent contractors with Laredo Medical Center under contracts that could be terminated without cause upon certain written notice, filed a first amended complaint. The first amended complaint alleged claims for breaches of contracts, unjust enrichment, violation of the Texas Theft Liability Act, negligence, breach of fiduciary duty, knowing participation in breach of fiduciary duty, defamation and business disparagement, R.I.C.O., economic duress/coercion, tortious interference with contracts or prospective business relations, conspiracy, respondent superior, actual and apparent authority, ratification, vice-principal liability, and joint enterprise liability. The first amended complaint, in part, alleges facts concerning payments made by Dr. Eliel Ntakirutimana to former Laredo Medical Center CEO, Abe Martinez, who is also a defendant in the suit. On October 23, 2013, an Order staying the case until further notice was entered.

Cyber Attack. As previously disclosed by CHS, CHS’ computer network was the target of an external, criminal cyber attack that CHS believes occurred between April and June, 2014. CHS and Mandiant (a FireEye company), the forensic expert engaged by CHS in connection with this matter, believe the attacker was a foreign “Advanced Persistent Threat” group who used highly sophisticated malware and technology to attack our systems. The attacker was able to bypass our security measures and successfully copy and transfer outside CHS certain non-medical patient identification data (such as patient names, addresses, birthdates, telephone numbers and social security numbers), but not including patient credit card, medical or clinical information. CHS continues to work closely with federal law enforcement authorities in connection with their investigation and possible prosecution of those determined to be responsible for this attack. Mandiant has conducted a thorough investigation of this incident and continues to advise CHS regarding security and monitoring efforts. CHS is providing appropriate notification to affected patients and regulatory agencies as required by federal and state law. CHS is offering identity theft protection services to individuals affected by this attack.

CHS has incurred certain expenses to remediate and investigate this matter, and CHS expects to continue to incur expenses of this nature in the foreseeable future. In addition, multiple purported class action lawsuits have been filed against CHS and certain subsidiaries. These lawsuits allege that sensitive information was unprotected and inadequately encrypted by CHS. The plaintiffs claim breach of contract and other theories of recovery, and are seeking damages, as well as restitution for any identity theft. On February 4, 2015, the United States Judicial Panel on Multidistrict Litigation ordered the transfer of the purported class actions pending outside of the District Court for the Northern District of Alabama to the District Court for the Northern District of Alabama for coordinated or consolidated pretrial proceedings. A consolidated complaint was filed and CHS filed a motion to dismiss on September 21, 2015, which was partially argued on February 10, 2016. In an oral ruling from the bench, the court greatly limited the potential class by ruling only plaintiffs with specific injury resulting from the breach had standing to sue. Further, on jurisdictional grounds, the court dismissed Community Health Systems, Inc. from all non-Tennessee based cases. Finally, the court set April 15, 2016 for further argument on whether the remaining plaintiffs have sufficiently stated a cause of action to continue their cases. At this time, CHS is unable to predict the outcome of this litigation or determine the potential impact, if any, that could result from this litigation, but CHS intends to vigorously defend these lawsuits. This matter may subject CHS to additional litigation, potential governmental inquiries, potential reputational damage, and additional remediation, operating and other expenses.

Suit Under California Insurance Code. People of the State of California, ex rel. Liberty Mutual Insurance Corporation et. al. v. CPH Hospital Management, LLC, et. al. This case is a whistleblower suit under California Insurance Fraud Prevention Act and California Unfair Competition Act brought by 57 workers’ compensation insurance companies alleging 17 hospitals, 15 orthopedic doctors and numerous other entities conspired to fraudulently mark up the pricing for non-FDA approved and counterfeit orthopedic pedicle screws and paid kick-backs to doctors to use the screws. Abilene Medical Center, Abilene, Texas is CHS’ only affiliated entity named in the suit. On September 30, 2015, CHS filed a Demurrer to the complaint and a motion to Quash Service. On December 17, 2015, CHS’ Demurrer was granted and the CHS hospital was dismissed from the case. The plaintiffs will have sixty days to appeal once an order of dismissal is entered. CHS believes all of the plaintiffs’ claims are without merit as to our affiliate and will vigorously defend this case.

Mounce v. Community Health Systems, Inc. This case is a purported class action lawsuit served on July 29, 2015, claiming CHS’ affiliated Arkansas hospitals violated payor contracts by allegedly improperly asserting hospital liens against third-party tortfeasors and seeking class certifications for any similarly situated plaintiffs at any affiliated Arkansas hospital. CHS believes these claims are without merit and will vigorously defend the case.

Quorum Health Resources, LLC v. Hancock Medical Center. Arbitration claim and counterclaim are currently pending for breach of contract and negligence arising out of a Management Services Agreement between QHR and the hospital. The case is currently in expert discovery phase with arbitration scheduled to begin April 11, 2016. CHS believes this claim is without merit and will vigorously defend the case. As previously stated, CHS will not indemnify us in respect of any claims or proceedings related to the business operations of QHR, including this matter. As a result, following the closing of the spin-off, we will be responsible for defending against, and will bear any liability related to, this matter.

Certain Legal Proceedings Related to HMA

Medicare/Medicaid Billing Lawsuits

On January 11, 2010, Health Management Associates, Inc. (“HMA”) and one of its subsidiaries were named in a qui tam lawsuit entitled U.S. ex rel. J. Michael Mastej v. Health Management Associates, Inc. et al. in the United States District Court for the Middle District of Florida, Tampa Division. The plaintiff’s complaint alleged that, among other things, the defendants erroneously submitted claims to Medicare and that those claims were falsely certified to be in compliance with the Stark Law and the anti-kickback statute. The plaintiff’s complaint further alleged that the defendants’ conduct violated the FCA. The plaintiff seeks recovery of all Medicare and Medicaid reimbursement that the defendants received as a result of the alleged false certifications and treble damages under the FCA, as well as a civil penalty for each Medicare and Medicaid claim supported by such alleged false certifications. On August 18, 2010, the plaintiff filed a first amended complaint that was similar to the original complaint. On February 23, 2011, the case was transferred to the United States District Court for the Middle District of Florida, Fort Myers Division. On May 5, 2011, the plaintiff filed a second amended complaint, which was similar to the first amended complaint. On May 17, 2011, the defendants moved to dismiss the second amended complaint for failure to state a claim with the particularity required and failure to state a claim upon which relief can be granted. On January 26, 2012, the United States gave notice of its decision not to intervene in this lawsuit. On February 16, 2012, the court granted the defendants’ motion to dismiss, without prejudice. The court’s order permitted the plaintiff to file an amended complaint. On March 8, 2012, the plaintiff filed a third amended complaint, which was similar to the first amended complaint and the second amended complaint. On March 26, 2012, the defendants moved to dismiss the third amended complaint on the same bases set forth in earlier motions to dismiss. On March 19, 2013, the United States District Court for the Middle District of Florida, Tampa Division, dismissed the third amended complaint with prejudice. On March 28, 2013, the United States of America filed a motion to clarify that the dismissal with prejudice did not relate to the United States. On April 4, 2013, the defendants filed an opposition to the United States’ motion for clarification. The Government’s motion remains pending at this time. The case was appealed by Mastej to the Eleventh Circuit Court of Appeals and on October 30, 2014 the appellate court affirmed the dismissal of part of the case and reversed the dismissal of part of the case. The relator sought further relief from the United States Supreme Court, which was denied on June 1, 2015. The case has been remanded to the district court and has been set for trial during the November 1, 2016 trial term. CHS intends to vigorously defend HMA and its subsidiary against the allegations in this matter.

Beginning during the week of December 16, 2013 eleven qui tam lawsuits filed by private individuals against HMA were unsealed in various United States district courts. The United States has elected to intervene in all or part of eight of these matters; namely U.S. ex rel. Craig Brummer v. Health Management Associates, Inc. et al. (Middle District Georgia) (“Brummer”); U.S. ex rel. Ralph D. Williams v. Health Management Associates, Inc. et al. (Middle District Georgia) (“Williams”); U.S. ex rel. Scott H. Plantz, M.D. et al. v. Health Management Associates, Inc., et al. (Northern District Illinois) (“Plantz”); U.S. ex rel. Thomas L. Mason, M.D. et al. v. Health Management Associates, Inc. et al. (Western District North Carolina) (“Mason”); U.S. ex rel. Jacqueline Meyer, et al. v. Health Management Associates, Inc., Gary Newsome et al. (“Jacqueline Meyer”) (District of South

Carolina); U.S. ex rel. George Miller, et al. v. Health Management Associates, Inc. (Eastern District of Pennsylvania) (“Miller”); U.S. ex rel. Bradley Nurkin v. Health Management Associates, Inc. et al. (Middle District of Florida) (“Nurkin”); and U.S. ex rel. Paul Meyer v. Health Management Associates, Inc. et al. (Southern District Florida) (“Paul Meyer”). The United States has elected to intervene with respect to allegations in these cases that certain HMA hospitals inappropriately admitted patients and then submitted reimbursement claims for treating those individuals to federal healthcare programs in violation of the FCA or that certain HMA hospitals had inappropriate financial relationships with physicians which violated the Stark Law, the anti-kickback statute, and the FCA. Certain of these complaints also allege the same actions violated various state laws which prohibit false claims. The United States has declined to intervene in three of the eleven matters, namely U.S. ex rel. Anita France, et al. v. Health Management Associates, Inc. (Middle District Florida) (“France”) which involved allegations of wrongful billing and was settled; U.S. ex rel. Sandra Simmons v. Health Management Associates, Inc. et al. (Eastern District Oklahoma) (“Simmons”) which alleges unnecessary surgery by an employed physician and which was settled as to all allegations except alleged wrongful termination; and U.S. ex rel. David Napoliello, M.D. v. Health Management Associates, Inc. (Middle District Florida) (“Napoliello”) which alleges inappropriate admissions. On April 3, 2014, the United States Judicial Panel on Multidistrict Litigation ordered the transfer and consolidation for pretrial proceedings of the eight intervened cases, plus the Napoliello matter, to the District of the District of Columbia under the name In Re: Health Management Associates, Inc. Qui Tam Litigation. On June 2, 2014, the court entered a stay of this matter until October 6, 2014, which was subsequently extended until February 27, 2015, May 27, 2015, September 25, 2015, January 25, 2016, and now until May 25, 2016. CHS intends to defend against the allegations in these matters, but will also be cooperating with the government in the ongoing investigation of these allegations. CHS has been in discussions with the Civil Division of the DOJ regarding the resolution of these matters. During the first quarter of 2015, CHS was informed the Criminal Division continues to investigate former executive-level employees of HMA and continues to consider whether any HMA entities should be held criminally liable for the acts of the former HMA employees. CHS is voluntarily cooperating with these inquiries and have not been served with any subpoenas or other legal process.

Securities and Exchange Commission Investigations

On April 25, 2013, HMA received a subpoena from the SEC, issued pursuant to an investigation, requesting documents related to accounts receivable, billing write-downs, contractual adjustments, reserves for doubtful accounts, and accounts receivable aging, and revenue from Medicare, Medicaid and from privately insured or uninsured patients. On June 5, 2013, HMA received a supplemental subpoena from the SEC which requested additional financial reports. Subsequent subpoenas have been directed to us, our accountants, the former accountants for HMA and certain individuals. On July 17, 2014, CHS received an additional subpoena from the SEC seeking numerous categories of documents relating to the financial statement adjustments taken in the fourth quarter of 2013 in the areas described above. This investigation is ongoing and CHS is unable to determine the potential impact, if any, of this investigation.

Class Action and Derivative Action Lawsuits

On April 30, 2012, two class action lawsuits that were brought against HMA and certain of its then executive officers, one of whom was at that time also a director, were consolidated in the United States District Court for the Middle District of Florida under the caption In Re: Health Management Associates, Inc., et al. and three pension fund plaintiffs were appointed as lead plaintiffs. On July 30, 2012, the lead plaintiffs filed an amended consolidated complaint purportedly on behalf of stockholders who purchased HMA’s common stock during the period from July 27, 2009, through January 9, 2012. The amended consolidated complaint (i) alleges that HMA made false and misleading statements in certain public disclosures regarding its business and financial results and (ii) asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended. Among other things, the plaintiffs claim that HMA inflated its earnings by engaging in fraudulent Medicare billing practices that entailed admitting patients to observation status when they should not have been admitted at all and to inpatient status when they should have been admitted to observation status. The plaintiffs seek unspecified monetary damages. On October 22, 2012, the defendants moved to dismiss the plaintiffs’ amended consolidated complaint for failure to state a claim or plead facts required by the Private Securities Litigation Reform Act. The plaintiffs filed an unopposed stipulation and proposed order to suspend briefing on the defendants’ motion to dismiss because they intended to seek leave of court to file a proposed second amended consolidated complaint. On December 15, 2012, the court entered an order approving the stipulation and providing a schedule for briefing with respect to the proposed amended pleadings. On February 25, 2013, the plaintiffs filed a second amended consolidated complaint, which asserted substantially the same claims as the amended consolidated complaint. As of August 15, 2013, the defendants’ motion to dismiss the second amended complaint for failure to state a claim and plead facts required by the Private Securities Litigation Reform Act was fully briefed and awaiting the Court’s decision. On May 22, 2014, the court granted the motion to dismiss and on June 20, 2014 the plaintiffs appealed to the Eleventh Circuit, where oral argument was heard on February 6, 2015. On May 11, 2015, the Eleventh Circuit Court affirmed the granting of the motion to dismiss. On June 11, 2015, plaintiffs filed an application for an en banc review. CHS intends to vigorously defend against the allegations in this lawsuit. CHS is unable to predict the outcome or determine the potential impact, if any, that could result from its final resolution.

Wrongful Termination Lawsuits

William J. Schoen vs. Health Management Associates, Inc. Schoen, former Chairman of the Board of HMA, filed suit against HMA on June 27, 2014 alleging breach of contract for a lump sum termination payment, certain airplane usage rights and underpayment of his SERP. He also seeks declaratory judgment that he and his spouse are entitled to lifetime health insurance benefits. On July 25, 2014, the matter was removed to the United States District Court for the Middle District of Florida. On September 22, 2014, CHS filed a motion to dismiss this matter, which was granted in part and denied in part. This matter has now been settled and dismissed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with the audited historical combined financials statements and the notes thereto for the years ended December 31, 2015, 2014 and 2013 included elsewhere in this Information Statement, as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” The financial information discussed below and included in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

Management’s Discussion and Analysis is organized as follows:

•	Executive Overview. This section provides a general description of our operations, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Results of Operations. This section provides an analysis of our results of operations for the years ended December 31, 2015, 2014 and 2013 and a summary of our unaudited quarterly results of operations for 2015 and 2014.

•	Liquidity and Capital Resources. This section provides a discussion of our financial condition and cash flows for the years ended December 31, 2015, 2014 and 2013 and our commitments as of December 31, 2015.

•	Critical Accounting Policies. This section identifies those accounting policies that we consider important to our results of operations and financial condition, and which require significant judgment and involve significant management estimates.

Executive Overview

The Spin-Off

On August 3, 2015, CHS announced that its Board of Directors had approved a plan to spin off to its stockholders 100% of the common stock of a new independent, publicly traded hospital and management advisory services company, Quorum Health Corporation. As of December 31, 2015, we owned or leased a diversified portfolio of 38 hospitals with an aggregate of 3,582 licensed beds geographically diversified across 16 states, primarily located in cities or counties having populations of 50,000 or less. We also operated Quorum Health Resources, a leading hospital management advisory and consulting business.

The spin-off will be completed by way of a pro rata distribution of QHC common stock to CHS’ stockholders of record as of                 ,         , the spin-off record date. The spin-off is subject to certain customary conditions, including that CHS shall have obtained an opinion from its outside tax advisor that remains in effect as of the distribution date, in form and substance satisfactory to CHS, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. See “The Separation and Distribution” section of this Information Statement for additional details on these conditions. After the distribution, QHC will operate as an independent, publicly traded company.

Basis of Presentation

Throughout the period covered by QHC’s historical combined financial statements, QHC did not operate as a separate entity, and stand-alone financial statements were not historically prepared. QHC is comprised of certain stand-alone legal entities for which discrete financial information is available. The combined financial statements of QHC have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of CHS. The combined financial statements represent QHC’s financial position, results of operations, and cash flows as its business was operated as part of CHS prior to the distribution, in conformity with U.S. GAAP.

The combined statements of income include expense allocations for certain corporate functions provided by CHS, including, but not limited to, employee benefits administration, treasury, risk management, audit, legal, information technology support, and other shared services. These expenses were allocated to QHC based on direct usage or benefit where identifiable, with the remainder allocated to QHC using methods based on proportionate formulas involving total costs, net operating revenues, number of licensed beds or other various allocation methods. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from CHS are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by QHC if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

CHS uses a centralized approach to cash management and to financing its operations, including the operations of QHC. Accordingly, none of the cash and cash equivalents swept to the CHS corporate accounts were allocated to QHC in the combined financial statements. Transactions between CHS and QHC are accounted for through Due to Parent, net. See Note 4 to QHC’s audited combined financial statements included elsewhere in this Information Statement for a further description of related party transactions between CHS and QHC.

Financial Overview

Our net operating revenues for the year ended December 31, 2015 increased $41.8 million, or 2.0%, to $2,187.3 million compared to $2,145.5 million for the year ended December 31, 2014. Net income for 2015 was $4.7 million compared to $7.4 million for 2014. Net income for 2015 included after-tax charges of $9.6 million for costs related to the spin-off transaction and $7.7 million for impairment of long-lived assets at seven of our hospitals primarily due to a reduction in patient volumes. Net income for 2014 included after-tax charges of $15.0 million due to the government settlement and related costs recognized in connection with an agreement in principle to settle claims at our New Mexico hospitals, $2.9 million for accelerated amortization of software identified in connection with the acquisition of the four HMA hospitals that we discontinued and replaced with new applications and $0.6 million for impairment of long-lived assets at one of our hospitals. On a combined basis, adjusted admissions increased 2.0% for 2015 compared to 2014. On a same-store basis, net operating revenues increased 1.4% and adjusted admissions increased 1.1% for 2015, when compared to 2014.

Our net operating revenues for the year ended December 31, 2014 increased $197.9 million, or 10.2%, to $2,145.5 million compared to $1,947.6 million for the year ended December 31, 2013. Net income for the year ended December 31, 2014 was $7.4 million compared to a net loss of $25.3 million for the year ended December 31, 2013. Net income for 2014 included the after-tax charges discussed above. The net loss for 2013 included a $13.9 million after-tax charge for government settlement and related costs attributable to the Department of Justice investigation into short stay admissions through emergency departments at certain of our hospitals and a $5.4 million after-tax impairment charge for certain long-lived assets at three of our hospitals primarily due to a reduction in patient volumes. On a combined basis, adjusted admissions increased 11.1% for 2014 when compared to 2013 primarily due to the January 2014 acquisition of the four HMA hospitals included in QHC. On a same-store basis, net operating revenues increased 2.7% and adjusted admissions decreased 0.2%, when compared to 2013.

Recent Developments

Reform Legislation

The U.S. Congress and certain state legislatures have introduced and passed a large number of proposals and legislation designed to make major changes in the healthcare system, including changes that increased access to health insurance coverage. The Reform Legislation mandates that substantially all U.S. citizens maintain medical insurance coverage and expands health insurance coverage through a combination of public program expansion and private sector health insurance reforms. Based on projections issued by the Congressional Budget Office (“CBO”) in March 2015, the incremental insurance coverage due to the Reform Legislation could result in 25 million formerly uninsured Americans gaining coverage by the end of 2025.

As the number of persons with access to health insurance coverage in the United States increases, there may be a resulting increase in the number of patients using our facilities who have health insurance coverage. We operate hospitals in four of the 10 states that experienced the largest reductions in uninsured rates among adult residents between 2013 and 2015. Most of the states with the greatest reductions in the number of uninsured adult residents have established a health insurance exchange operated either by the state or in partnership with the federal government and also expanded Medicaid. However, states may opt out of the Medicaid coverage expansion provisions of the Reform Legislation without losing existing federal Medicaid funding. A number of states have opted out of the Medicaid coverage expansion provisions, but could ultimately decide to expand their programs at a later date. Of the 16 states in which we operate hospitals, nine states have taken action to expand their Medicaid programs. Some states that have opted out are evaluating options, such as waiver plans, to operate an alternative Medicaid expansion plan. Failure to expand Medicaid or implement an effective alternative in these states will likely have a negative impact on the goal of reducing the number of uninsured individuals.

We believe our hospitals are well positioned to participate in the provider networks of various qualified plans (“QHPs”) offering plan options on the health insurance exchanges created pursuant to the Reform Legislation. For the 2016 plan year, all of our hospitals have arrangements to participate in at least one health insurance exchange agreement, approximately 89% of our hospitals participate in two or more contracts, approximately 92% of our hospitals participate in the first or second lowest cost bronze plan networks (QHPs with a 60% actuarial value) and approximately 89% of our hospitals participate in the first or second lowest cost silver plan networks (QHPs with a 70% actuarial value).

The Reform Legislation makes a number of changes to Medicare and Medicaid, such as reductions to the Medicare annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the Medicare market basket update, and a reduction to the Medicare and Medicaid disproportionate share payments, each of which could adversely impact the reimbursement received under these programs.

The Reform Legislation includes provisions aimed at reducing fraud, waste and abuse in the healthcare industry. These provisions allocate significant additional resources to federal enforcement agencies and expand the use of private contractors to recover potentially inappropriate Medicare and Medicaid payments.

The Reform Legislation amends several existing federal laws, including the anti-kickback statute and the False Claims Act to make it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. These amendments also make it easier for potentially severe fines and penalties to be imposed on healthcare providers that violate applicate laws and regulations.

We believe the expansion of private sector health insurance and Medicaid coverage will, over time, increase our reimbursement related to providing services to individuals who were previously uninsured, which should reduce our expense from uncollectible accounts receivable. The various provisions in the Reform Legislation that directly or indirectly affect reimbursement take effect over a number of years. In addition, we believe that the Reform Legislation had a positive impact on net operating revenues and income from continuing operations during 2014 and 2015 as the result of the expansion of private sector and Medicaid coverage that has already occurred from the Reform Legislation and we believe that the net impact of the Reform Legislation on our net operating revenues will continue to be positive. Other provisions of the Reform Legislation, such as requirements related to employee health insurance coverage, have increased and will continue to increase our operating costs.

Because of the many variables involved, including clarifications and modifications resulting from the rule-making process, legislative efforts to repeal or modify the law, future judicial interpretations resulting from court challenges to its constitutionality and interpretation, the development of agency guidance, whether and how many states ultimately decide to expand Medicaid coverage, the number of uninsured who elect to purchase health insurance coverage, budgetary issues at federal and state levels, and the potential for delays in the implementation of the Reform Legislation, it is difficult to predict the ultimate effect of the Reform Legislation. We may not be able to fully realize the positive impact the Reform Legislation may otherwise have on our business, results of operations, cash flow, capital resources and liquidity. Furthermore, we cannot predict whether we will be able to modify certain aspects of our operations to offset any potential adverse consequences from the Reform Legislation.

Payment under the Medicare program for physician services, which is based upon the Medicare Physician Fee Schedule (“MPFS”), changed in April 2015 with the enactment of the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA. The law effectively eliminated a payment reduction that was scheduled for physicians and other practitioners who treat Medicare patients. MACRA provides for a 0.5% update to the MPFS for each calendar year through 2019. In addition, MACRA requires the establishment of the Merit-Based Incentive Payment System, or MIPS, beginning in 2019, under which physicians will receive performance-based payment incentives or payment reductions based on their performance with respect to clinical quality, resource use, clinical improvement activities, and meaningful use of electronic health records. MIPS will consolidate certain existing physician incentive programs, and also requires CMS to provide, beginning in 2019, incentive payments for physicians and other eligible professionals that participate in alternative payment models, such as ACOs. In addition, MACRA extended the Medicare Inpatient Low Volume payment and Medicare Dependent Hospital programs to qualifying hospitals through September 30, 2017. If additional legislation is not passed to extend these Medicare hospital payment programs, we could experience a reduction in future reimbursement.

Electronic Health Record Incentive Payments

The federal government has implemented a number of regulations and programs designed to promote the use of electronic health records (“EHR”) technology and, pursuant to the Health Information Technology for Economic and Clinical Health Act (“HITECH”), established requirements for a Medicare and Medicaid incentive payments program for eligible hospitals and professionals that adopt and meaningfully use certified EHR technology. These payments are intended to incentivize the meaningful use of EHR. Our hospital facilities have been implementing EHR technology on a facility-by-facility basis since 2011. We recognize incentive reimbursement related to Medicare or Medicaid incentives as we are able to implement the certified EHR technology and meet the defined “meaningful use criteria,” and information from completed cost report periods is available from which to calculate the incentive reimbursement. The timing of recognizing incentive reimbursement does not correlate with the timing of recognizing operating expenses and incurring capital costs in connection with the implementation of EHR technology, which may result in material period-to-period changes in our future results of operations.

As of October 1, 2014, eligible hospitals and, as of January 1, 2015, professionals that have not demonstrated meaningful use of certified EHR technology and have not applied and qualified for a hardship exception are subject to penalties. Eligible hospitals are subject to a reduced market basket update to the inpatient prospective payment system standardized amount as of 2015 and for each subsequent fiscal year. Eligible professionals are subject to a 1% per year cumulative reduction applied to the Medicare physician fee schedule amount for covered professional services, subject to a cap of 5%.

Although we believe that our hospital facilities were in compliance with the meaningful use standards during 2015, there can be no assurance that all of our facilities will remain in compliance and therefore not be subject to the HITECH penalty provisions. We recognized $25.8 million, $44.7 million and $34.0 million during the years ended December 31, 2015, 2014 and 2013, respectively, for HITECH incentive reimbursements from Medicare and Medicaid related to certain of our hospitals and for certain of our employed physicians, which are presented as a reduction to operating costs and expenses in the combined statements of income. We expect our HITECH incentive reimbursements for 2016 will be approximately $12 million.

Acquisitions

During the year ended December 31, 2015, we paid $8.0 million to acquire ancillary businesses, including physician practices, surgery centers, clinics and other outpatient healthcare facilities, that operate within the communities served by our hospitals. The total purchase price allocation for these acquired businesses consisted of $3.2 million of property and equipment, $6.8 million of goodwill, $0.9 million of other assets, $1.2 million of assumed liabilities and $1.7 million of noncontrolling interests.

Sources of Revenue

The following table presents the approximate percentages of operating revenues, net of contractual allowances and discounts (before provision for bad debts) by payor source for the years ended December 31, 2015, 2014 and 2013. The data is not strictly comparable period to period due to the effect of acquisitions that are not included in all periods.

	Year Ended December 31,
	2015	2014	2013
Medicare	20.8%	22.7%	23.5%
Medicaid	18.2	17.4	16.5
Managed care and commercial	46.1	43.3	42.8
Self-pay	10.2	11.9	11.8
Non-patient	4.7	4.7	5.4

Total	100.0%	100.0%	100.0%

As shown above, we receive a substantial portion of our operating revenues from the Medicare and Medicaid programs. The managed care and commercial portion of our operating revenues includes revenues from insurance companies with which we have insurance provider contracts, Medicare and other managed care, insurance companies with which we do not have insurance provider contracts, and workers’ compensation carriers. Self-pay revenues are the portion of our operating revenues derived from patients who do not have any form of health insurance coverage and the patient responsibility portion from patients who have health insurance coverage. Non-patient revenues include our operating revenues from the management advisory and consulting services provided by QHR, rental income and hospital cafeteria sales. In the future, we generally expect revenues received from the Medicare and Medicaid programs to increase due to the general aging of the population. In addition, the Reform Legislation has increased and is expected to continue to increase the number of insured patients in states that have expanded Medicaid, which in turn, has reduced and is expected to continue to reduce the percentage of revenues from self-pay patients. The Reform Legislation, however, imposes significant reductions in amounts the government pays for Medicare managed care plans. The trend toward increased enrollment in Medicare managed care may adversely affect our operating revenue growth. Other provisions in the Reform Legislation impose minimum medical-loss ratios and require insurers to meet specific benefit requirements. Furthermore, in the normal course of business, managed care programs, insurance companies and employers actively negotiate the amounts paid to hospitals. The trend toward increased enrollment in managed care programs may adversely affect our operating revenue growth. There can be no assurance that we will retain our existing reimbursement arrangements or that these third-party payors will not attempt to further reduce the rates they pay for our services.

Net operating revenues include amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems and provisions of cost-based reimbursement and other payment methods. In addition, we are reimbursed by non-governmental payors using a variety of payment methodologies. Amounts we receive for the treatment of patients covered by Medicare, Medicaid and non-governmental payors are generally less than the standard billing rates. We account for the differences between the estimated program reimbursement rates and the standard billing rates as contractual allowance adjustments, which we deduct from gross revenues to arrive at net operating revenues. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. We account for adjustments to previous program reimbursement estimates as contractual allowance adjustments and report them in the periods that such adjustments become known. Contractual allowance adjustments related to final settlements and previous program reimbursement estimates favorably (unfavorably) impacted net operating revenues by $(15.1) million, $9.2 million and $3.1 million during the years ended December 31, 2015, 2014 and 2013, respectively. The above amounts were impacted by an $11.1 million Illinois cost report settlement recorded in 2014 that was subsequently reversed in 2015 due to contract negotiations with one of our third-party payors. Exclusive of this adjustment, contractual allowance adjustments impacted net operating revenues unfavorably by $4.0 million and $1.9 million during the years ended December 31, 2015 and 2014, respectively.

The payment rates under the Medicare program for hospital inpatient and outpatient acute care services are based on a prospective payment system, depending upon the diagnosis of a patient’s condition. These rates are indexed for inflation annually, although increases in the rates have historically been less than actual inflation. On August 17, 2015, CMS published the final rule to increase this index by 2.4% for hospital inpatient acute care services that are reimbursed under the prospective payment system beginning October 1, 2015. The final rule also makes other payment adjustments that, coupled with the 0.8% reduction for documentation and coding, a 0.5% multi-factor productivity reduction and a 0.2% reduction to hospital inpatient rates implemented pursuant to the Reform Legislation, yielded an estimated net 0.9% increase in reimbursement for hospitals. For fiscal year 2016, an additional reduction applies to hospitals that do not submit required patient quality data. We are complying with this data submission requirement.

Payments may also be affected by admission and medical review criteria for inpatient services, commonly known as the “two midnight rule.” Under this rule, for admissions on or after October 1, 2013, services to Medicare beneficiaries are only payable as inpatient hospital services when there is a reasonable expectation that the hospital care is medically necessary and will be required across two midnights, absent unusual circumstances. Stays expected to need less than two midnights of hospital care are subject to medical review on a case-by-case basis. Enforcement through Recovery Audit Contractor (“RAC”) audits is expected to begin in 2016. Reductions in the rate of increase or overall reductions in Medicare reimbursement may cause a decline in the growth of our net operating revenues. Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the costs of providing care to Medicaid and indigent patients. These programs are designed with input from CMS and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Similar programs are also being considered by other states. The programs are generally authorized for a specified period of time and require CMS’s approval to be extended. CMS has indicated that it will take into account a state’s status with respect to expanding its Medicaid program in considering whether to extend these supplemental programs. We are unable to predict whether or on what terms CMS will extend the supplemental programs in the states in which we operate. Some of these programs are scheduled to expire in 2016. As a result of existing supplemental programs, we recognize operating revenues and related operating costs in the period in which amounts are estimable and collection is reasonably assured. Reimbursement under these programs is included in net operating revenues and included as Medicaid revenues in the payor sources table above; fees, taxes or other program related costs are reflected in other operating expenses.

Results of Operations

Our hospitals offer a variety of services involving a broad range of general hospital healthcare services and outpatient healthcare services to patients in the communities in which we operate. These services include general acute care, emergency room, general and specialty surgery, critical care, internal medicine, obstetrics, diagnostic services, psychiatric and rehabilitation services.

The following table summarizes, for the periods indicated, our results of operations as a percentage of our total net operating revenues (dollars in thousands).

	Year Ended December 31,
	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Net operating revenues	$2,187,338	100.0%	$2,145,500	100.0%	$1,947,615	100.0%
Operating costs and expenses (a)	1,940,221	88.7	1,911,183	89.1	1,771,406	90.9
Depreciation and amortization	128,001	5.9	127,593	5.9	106,557	5.5
Impairment of long-lived assets (b)	13,000	0.6	1,000	0.1	8,000	0.4

Income from operations	106,116	4.8	105,724	4.9	61,652	3.2
Interest expense, net	98,290	4.5	92,926	4.3	99,465	5.1
Equity in earnings of unconsolidated affiliates	(213)	—	(134)	—	(366)	—

Income (loss) before income taxes	8,039	0.3	12,932	0.6	(37,447)	(1.9)
Provision for (benefit from) income taxes	3,304	0.1	5,579	0.3	(12,102)	(0.6)

Net income (loss)	4,735	0.2	7,353	0.3	(25,345)	(1.3)
Less: Net income (loss) attributable to noncontrolling interests	3,398	0.1	(448)	(0.1)	(1,323)	(0.1)

Net income (loss) attributable to Quorum Health	$1,337	0.1%	$7,801	0.4%	$(24,022)	(1.2)%

	Year Ended December 31,
	2015		2014
Percentage increase (decrease) from same period prior year:
Net operating revenues	2.0%		10.2%
Admissions (c)	(2.8)		3.6
Adjusted Admissions (d)	2.0		11.1
Emergency Room Visits (e)	6.5		19.0
Same store percentage increase (decrease) from same period prior year (f):
Net operating revenues	1.4%		2.7%
Admissions (c)	(3.6)		(4.6)
Adjusted Admissions (d)	1.1		(0.2)
Emergency Room Visits (e)	5.4		4.7

(a)	Operating costs and expenses, as shown in the table above, include salaries and benefits, supplies, other operating expenses, government settlement and related costs, electronic health records incentive reimbursements, rent and expense allocations to us for certain corporate functions provided by CHS.
(b)	We reclassified impairment of long-lived assets to inclusion as part of operating costs and expenses in the accompanying combined statements of income for the years ended December 31, 2014 and 2013 to conform to the current year presentation, which includes the impairment as part of operating costs and expenses. These amounts had previously been classified below income from operations in the combined statements of income. We concluded that the classification of such amounts in the prior years was not material to the previously issued combined financial statements. This change in classification had no effect on our net income or cash flows included in previously issued combined financial statements.
(c)	Admissions represent the number of patients admitted for inpatient treatment.
(d)	Adjusted Admissions is computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.
(e)	Emergency Room Visits represent the number of patients registered and treated in our emergency rooms.
(f)	Same store information for the year ended December 31, 2015 compared to 2014 includes the activity of the HMA Hospitals from January 1, 2014 through the acquisition date of January 27, 2014. Same store information for the year ended December 31, 2014 compared to 2013, excludes from both periods the HMA Hospitals acquired on January 27, 2014.

Same-store operating results are included in the selected financial and operating data tables below. We have defined same store for each period comparison in the footnotes to each table.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table summarizes, for the periods indicated, selected financial and operating data (dollars in thousands).

	Year Ended December 31,
	2015	2014	$ Change	% Change
Combined
Net operating revenues	$2,187,338	$2,145,500	$41,838	2.0%
Admissions (a)	98,378	101,217	(2,839)	(2.8)
Adjusted Admissions (b)	240,841	236,228	4,613	2.0
Net income attributable to Quorum Health	1,337	7,801	(6,464)	(82.9)

Same Store (c)
Net operating revenues	$2,187,338	$2,156,451	$30,887	1.4%
Admissions (a)	98,378	102,025	(3,647)	(3.6)
Adjusted Admissions (b)	240,841	238,301	2,540	1.1

(a)	Admissions represent the number of patients admitted for inpatient treatment.
(b)	Adjusted Admissions is computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.
(c)	Same store information, as presented in the years ended December 31, 2015 and 2014 table above, includes the activity of the HMA Hospitals from January 1, 2014 through the acquisition date of January 27, 2014.

Net operating revenues increased 2.0% to $2,187.3 million for the year ended December 31, 2015 from $2,145.5 million for the year ended December 31, 2014. Self-pay revenues were 10.2% and 11.9%, as a percentage of net operating revenues, in 2015 and 2014, respectively, and Medicaid revenues were 18.2% and 17.4%, as a percentage of net operating revenues, in 2015 and 2014, respectively. During 2015, we experienced a decline in self-pay admissions and adjusted admissions resulting in a corresponding decline in self-pay revenues as a percentage of total net operating revenues. This decrease is reflective of an increase in Medicaid admissions and revenues, primarily in Medicaid expansion states, as a result of the implementation of the Reform Legislation. The reduction in self-pay admissions and revenues was also experienced in non-expansion states, although to a lesser degree. Our provision for doubtful accounts decreased 2.3% to $258.5 million for the year ended December 31, 2015 from $264.5 million for the year ended December 31, 2014. This decrease is primarily a result of the continued decline in self-pay revenues, as discussed above. On a combined basis, adjusted admissions increased 2.0% for 2015, compared to 2014. On a same-store basis, net operating revenues increased 1.4% and adjusted admissions increased 1.1% for 2015, compared to 2014.

Total operating costs and expenses were 95.2% and 95.1%, as a percentage of net operating revenues, for the years ended December 31, 2015 and 2014, respectively. Operating costs and expenses, excluding depreciation and amortization and impairment of long-lived assets, as a percentage of net operating revenues, decreased from 89.1% in 2014 to 88.7% in 2015. Salaries and benefits, as a percentage of net operating revenues, decreased from 47.2% in 2014 to 46.5% in 2015. Supplies, as a percentage of net operating revenues, were 11.4% in both 2015 and 2014. Other operating expenses increased from 29.1% in 2014 to 29.8% in 2015, as a percentage of net operating revenues, primarily due to $16.3 million of transaction costs associated with the spin-off in 2015 with no comparable costs in 2014. In 2014, we had government settlement and related costs of $26.4 million related to an agreement in principle to settle claims at our New Mexico hospitals, which were 1.2% as a percentage of net operating revenues. There were no comparable government settlement and related costs in 2015. Rent, as a percentage of net operating revenues, decreased from 2.3% in 2014 to 2.2% in 2015.

EHR incentive reimbursements are incentives under HITECH for which the recognition criteria have been met. We recognized $25.8 million and $44.7 million of incentive reimbursements, or 1.2% and 2.1% as a percentage of net operating revenues, for the years ended December 31, 2015 and 2014, respectively. We received cash payments of $10.1 million and $35.7 million during 2015 and 2014, respectively. No deferred revenue was recorded as of December 31, 2015 and $14.4 million of deferred revenue was recorded as of December 31, 2014, as all gain recognition criteria was not met at that date.

Depreciation and amortization, as a percentage of net operating revenues, was 5.9% in each of the years ended December 31, 2015 and 2014. Depreciation and amortization for 2014 included $5.0 million of accelerated amortization due to the shortening of the remaining useful life of software that was previously in use and impaired during 2014.

Impairment of long-lived assets, as a percentage of net operating revenues, was 0.6% and 0.1% for the years ended December 31, 2015 and 2014, respectively. An impairment charge of $13.0 million was recorded during the year ended December 31, 2015 on certain long-lived assets at seven of our hospitals. An impairment charge of $1.0 million was recorded during the year ended December 31, 2014 on certain long-lived assets at one of our hospitals. These impairment charges were due to a reduction in patient volumes in recent years resulting in a decline in projections of future cash flows and estimated fair values of net assets.

Interest expense, net increased 5.8% to $98.3 million in the year ended December 31, 2015 from $92.9 million in the year ended December 31, 2014. This increase of $5.4 million primarily related to a $5.1 million increase in net interest expense on our indebtedness with CHS. Other miscellaneous net interest expense increased $0.3 million in 2015, compared to 2014. QHC is charged interest on the amounts due to CHS at various rates ranging from 4% to 7%. Interest computations on this indebtedness are based on the outstanding balance of Due to Parent, net at the end of each month. The $5.1 million increase in net interest expense on Due to Parent, net in 2015, when compared to 2014, consisted of a $7.0 million increase resulting from an increase in average monthly outstanding balance of Due to Parent, net and a $0.2 million increase resulting from an increase in average monthly interest rates applied to this debt, partially offset by a $2.1 million increase in net interest income related to the receivables facility. QHC was removed from the CHS accounts receivable securitization program in November 2015. Subsequent to the spin-off, QHC will be charged interest on its third-party debt based on fixed or variable rates agreed upon with such parties at that time that may not be comparable to the rates currently being charged by CHS.

Equity in earnings of unconsolidated affiliates was $0.2 million and $0.1 million for the years ended December 31, 2015 and 2014, respectively.

The net effect of all of the above mentioned changes resulted in income before income taxes decreasing $4.9 million from $12.9 million for the year ended December 31, 2014 to $8.0 million for the year ended December 31, 2015.

The provision for income taxes decreased from $5.6 million for the year ended December 31, 2014 to $3.3 million for the year ended December 31, 2015. Our effective tax rates were 41.1% and 43.1% for 2015 and 2014, respectively. The decrease in our effective tax rate for 2015 was primarily related to a disproportionate increase in net income attributable to noncontrolling interests, which is not tax effected in our combined statements of income, as well as due to an increase in the valuation allowance attributable to state net operating losses in these years.

Net income, as a percentage of net operating revenues, decreased from 0.3% in the year ended December 31, 2014 to 0.2% in the year ended December 31, 2015.

Net income attributable to noncontrolling interests was $3.4 million during the year ended December 31, 2015 and net loss attributable to noncontrolling interests was $0.4 million during the year ended December 31, 2014. As a percentage of net operating revenues, net income (loss) attributable to noncontrolling interests was 0.1% and (0.1)% in 2015 and 2014, respectively. During the year ended December 31, 2015, we acquired the remaining noncontrolling shares at one of our hospitals for $0.5 million. The carrying value of this noncontrolling interest was a deficit of $12.0 million and was settled through Due to Parent, net.

Net income attributable to Quorum Health was $1.3 million for the year ended December 31, 2015 compared to $7.8 million for the year ended December 31, 2014, a decrease of 83.3%. The decrease of $6.5 million was primarily due to the impact of transaction costs related to the spin-off, impairment of long-lived assets and a reduction in EHR incentives, partially offset by a decrease in government settlement and related costs and accelerated amortization of software abandoned, as discussed above.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table summarizes, for the periods indicated, selected financial and operating data (dollars in thousands).

	Year Ended December 31,
	2014	2013	Change	% Change
Combined
Net operating revenues	$2,145,500	$1,947,615	$197,885	10.2%
Admissions (a)	101,217	97,686	3,531	3.6
Adjusted Admissions (b)	236,228	212,557	23,671	11.1
Net income (loss) attributable to Quorum Health	7,801	(24,022)	31,823	132.5

Same Store (c)
Net operating revenues	$1,999,956	$1,947,615	$52,341	2.7%
Admissions (a)	93,210	97,686	(4,476)	(4.6)
Adjusted Admissions (b)	212,098	212,557	(459)	(0.2)

(a)	Admissions represent the number of patients admitted for inpatient treatment.
(b)	Adjusted Admissions is computed by multiplying admissions by gross patient revenues and then dividing that number by gross inpatient revenues.
(c)	Same store information, as presented in the year ended December 31, 2014 and 2013 table above, excludes from both periods the HMA Hospitals acquired on January 27, 2014.

Net operating revenues increased 10.2% to $2,145.5 million for the year ended December 31, 2014 from $1,947.6 million for the year ended December 31, 2013. The $197.9 million increase in net operating revenues included net operating revenues of $145.5 million from the HMA Hospitals acquired in January 2014 and $52.4 million from hospitals owned throughout both years. Self-pay revenues were 11.9% and 11.8%, as a percentage of net operating revenues, in 2014 and 2013, respectively, and Medicaid revenues were 17.4% and 16.5%, as a percentage of net operating revenues in 2014 and 2013, respectively. Self-pay revenues declined, as a percentage of net operating revenues, in part, due to Medicaid expansion under the Reform Legislation. On a combined basis, adjusted admissions increased 11.1% during the year ended December 31, 2014. On a same-store basis, net operating revenues increased 2.7% and adjusted admissions decreased 0.2% for 2014, compared to 2013.

Total operating costs and expenses were 95.1% and 96.8%, as a percentage of net operating revenues, for the years ended December 31, 2014 and 2013, respectively. Operating costs and expenses, excluding depreciation and amortization and impairment of long-lived assets, as a percentage of net operating revenues, decreased from 90.9% for 2013 to 89.1% for 2014. Salaries and benefits, as a percentage of net operating revenues, decreased from 49.1% in 2013 to 47.2 % in 2014. Supplies, as a percentage of net operating revenues, decreased from 11.6% in 2013 to 11.4% in 2014. Other operating expenses, as a percentage of net operating revenues, increased from 28.6% in 2013 to 29.1% in 2014. We had government settlement and related costs of $26.4 million in 2014 in connection with an agreement in principle to settle claims at our New Mexico hospitals and $20.5 million in 2013 for costs attributable to a Department of Justice investigation into short stay admissions through emergency departments at certain of our hospitals. Rent, as a percentage of net operating revenues, increased from 2.2% in 2013 to 2.3% in 2014.

EHR incentive reimbursements are incentives under HITECH for which the recognition criterion has been met. We recognized $44.7 million and $34.0 million of incentive reimbursements, or 2.1% and 1.7% as a percentage of net operating revenues, for the years ended December 31, 2014 and 2013, respectively. We received cash payments of $35.7 million and $45.0 million for these incentives during 2014 and 2013, respectively. As of December 31, 2014 and 2013, $14.4 million and $22.6 million, respectively, were recorded as deferred revenue as all criteria for gain recognition criteria had not been met.

Depreciation and amortization, as a percentage of net operating revenues, increased from 5.5% in 2013 to 5.9% in 2014 primarily due to the impact in 2014 of $5.0 million of accelerated amortization associated with the shortening of the remaining useful life of software abandoned at certain hospitals on July 1, 2014.

Impairment of long-lived assets, as a percentage of net operating revenues, was 0.1% and 0.4% for the years ended December 31, 2014 and 2013, respectively. An impairment charge of $1.0 million was recorded during the year ended December 31, 2014 on certain long-lived assets at one of our hospitals due to a reduction in patient volumes in recent years resulting in a decline in projections of future cash flows and estimated fair values of net assets. An impairment charge of $8.0 million was recorded during the year ended December 31, 2013 on certain long-lived assets at three of our hospitals primarily due to experiencing a sustained increase in uncompensated care and a reduction in patient volumes during the year resulting in a decline in projections of future cash flows and estimated fair values.

Interest expense, net decreased 6.6% to $92.9 million in the year ended December 31, 2014 from $99.5 million in the year ended December 31, 2013. This decrease of $6.6 million primarily related to a $5.9 million decrease in net interest expense on the indebtedness with CHS. Other miscellaneous net interest expense decreased $0.7 million in 2014, compared to 2013. The $5.9 million decrease in net interest expense on Due to Parent, net consisted of an $11.1 million decrease resulting from a decrease in average monthly interest rates applied to this debt and a $1.8 million decrease in net interest expense related to the receivables facility, partially offset by a $7.0 million increase resulting from an increase in the average monthly outstanding balance of Due to Parent, net. This increase in indebtedness with CHS was primarily due to the HMA Hospitals acquisition. Subsequent to the spin-off, QHC will be charged interest on its third-party debt based on fixed or variable rates agreed upon with such parties at that time that may not be comparable to the rates currently being charged by CHS.

Equity in earnings of unconsolidated affiliates was $0.1 million and $0.4 million for the years ended December 31, 2014 and 2013, respectively.

The net effect of all of the above mentioned changes resulted in income before income taxes increasing $50.3 million from a loss of $37.4 million in 2013 to income of $12.9 million in 2014.

The provision for income taxes was $5.6 million for the year ended December 31, 2014, compared to $12.1 million income tax benefit for the year ended December 31, 2013. Our effective tax rates were 43.1% and 32.3% for the years ended December 31, 2014 and 2013, respectively. The increase in our effective tax rate was primarily due to the impact of permanent differences and changes in investment partnership ownership percentages when compared to an increase in income before income taxes.

Net income, as a percentage of net operating revenues, increased from (1.3)% in the year ended December 31, 2013 to 0.3% in the year ended December 31, 2014.

Net loss attributable to noncontrolling interests was $0.4 million and $1.3 million for the years ended December 31, 2014 and 2013, respectively. As a percentage of net operating revenues, net loss attributable to noncontrolling interests was (0.1)% in both 2014 and 2013.

Net income attributable to Quorum Health was $7.8 million for the year ended December 31, 2014 compared to a net loss attributable to Quorum Health of $24.0 million for the year ended December 31, 2013, an increase of 132.5%. The increase in net income attributable to Quorum Health was primarily attributable to the 11.1% increase in combined adjusted admissions, the increase in HITECH incentive reimbursements, and decreases in impairment of long-lived assets and net interest expense on Due to Parent, net, as discussed above.

Quarterly Data for the Years Ended December 31, 2015 and 2014 (Unaudited)

The following table summarizes our quarterly results of operations and other operating data (dollars in thousands).

	2015 Quarters						2014 Quarters
	1st	2nd		3rd	4th	Total	1st	2nd	3rd	4th	Total
Combined Statements of Income Data
Operating revenues (net of contractual allowances and discounts)	$606,472	$608,636		$605,886	$624,864	$2,445,858	$566,589	$598,159	$599,984	$645,270	$2,410,002
Provision for bad debts	58,855	70,284		62,743	66,638	258,520	77,242	68,622	59,748	58,890	264,502

Net operating revenues	547,617	538,352		543,143	558,226	2,187,338	489,347	529,537	540,236	586,380	2,145,500

Operating costs and expenses:
Salaries and benefits	260,066	253,812		252,168	250,650	1,016,696	253,065	254,169	249,346	256,038	1,012,618
Supplies	64,552	61,663		63,277	60,300	249,792	58,271	61,621	60,758	63,940	244,590
Other operating expenses	152,258	158,852		170,347	169,326	650,783	147,634	151,393	150,034	174,905	623,966
Government settlement and related costs	—	—		—	—	—	—	—	18,750	7,600	26,350
Electronic health records incentive reimbursement	(7,707)	(7,624)		(6,121)	(4,327)	(25,779)	(9,219)	(13,614)	(13,534)	(8,293)	(44,660)
Rent	12,437	12,065		12,338	11,889	48,729	11,613	12,218	12,199	12,289	48,319
Depreciation and amortization	31,698	32,141		31,488	32,674	128,001	29,068	30,440	31,072	31,975	122,555
Amortization of software to be abandoned	—	—		—	—	—	2,519	2,519	—	—	5,038
Impairment of long-lived assets	—	—		—	13,000	13,000	—	—	—	1,000	1,000

Total operating costs and expenses	513,304	510,909		523,497	533,512	2,081,222	492,951	498,746	508,625	539,454	2,039,776

Income (loss) from operations	34,313	27,443		19,646	24,714	106,116	(3,604)	30,791	31,611	46,926	105,724
Interest expense, net	25,802	23,828		24,549	24,111	98,290	20,124	22,644	25,047	25,111	92,926
Equity in earnings of unconsolidated affiliates	(18)	(41)		(107)	(47)	(213)	(8)	(11)	(22)	(93)	(134)

Income (loss) before income taxes	8,529	3,656		(4,796)	650	8,039	(23,720)	8,158	6,586	21,908	12,932
Provision for (benefit from) income taxes	2,705	1,451		(721)	(131)	3,304	(5,587)	2,609	2,205	6,352	5,579

Net income (loss)	5,824	2,205		(4,075)	781	4,735	(18,133)	5,549	4,381	15,556	7,353
Less: Net income (loss) attributable to noncontrolling interests	(375)	775		1,638	1,360	3,398	(1,109)	(280)	1,275	(334)	(448)

Net income (loss) attributable to Quorum Health	$6,199	$1,430		$(5,713)	$(579)	$1,337	$(17,024)	$5,829	$3,106	$15,890	$7,801

Other Operating Data
Number of hospitals (at end of period)	38	38		38	38	38	38	38	38	38	38
Licensed beds (at end of period)	3,614	3,592		3,592	3,582	3,582	3,635	3,635	3,635	3,635	3,635
Admissions	25,548	24,442		24,281	24,107	98,378	24,979	25,603	25,083	25,552	101,217
Adjusted Admissions	59,304	60,444		61,150	59,935	240,841	55,122	60,602	60,772	59,771	236,228

Same Store Operating Data (a)
Admissions	(0.9)%	(4.5	) %	(3.2)%	(5.7)%	(3.6)%
Adjusted Admissions	3.7	(0.3)		0.6	0.3	1.1
Emergency Room Visits	12.0	6.5		4.2	(0.2)	5.4

(a)	Represents same store percentage increase (decrease) for each period in 2015 compared to the same period in 2014. 2014 includes the activity of the HMA Hospitals from January 1, 2014 through the acquisition date of January 27, 2014.

In the fourth quarter of 2015, we assessed future undiscounted cash flow projections for certain of our facilities that experienced declining operating results in 2015 due to reductions in admissions, increases in supplies expense, which increased primarily from higher drug costs, and increases in other operating expenses, which included higher costs incurred related to our implementation of ICD-10. We recognized a pre-tax impairment charge of $13.0 million to reduce the carrying value of certain long-lived assets at seven of our hospitals to their estimated fair value.

As part of the separation with CHS, we incurred transaction costs related to the spin-off transaction in the third and fourth quarters of 2015 of $9.1 million and $7.2 million, respectively.

In 2015, we received $13.1 million in proceeds from the sale of Illinois income tax credits that were recognized as a reduction of property tax expense. These proceeds consisted of $5.3 million for the 2014 income tax year recognized in the first quarter of 2015 and $7.8 million for the 2015 income tax year recognized in the fourth quarter of 2015.

In December 2014, California approved a state supplemental payment program for calendar years 2014 through 2016. As a result, we recognized 12 months of net operating revenues of $36.0 million and 12 months of operating expenses of $9.5 million for this program in the fourth quarter of 2014, or a net $26.5 million of income from operations. We did not recognize the revenues or the associated expenses ratably over the entire year pending the approval of the program. Starting in 2015, we began accruing for the state supplemental payment program on a monthly basis.

Net operating revenues in the fourth quarter of 2014 were positively impacted by an $11.1 million favorable cost report settlement, which was subsequently reversed during the second quarter of 2015 due to contract negotiations with one of our third party payors, which did not occur until the second quarter of 2015.

In addition to government settlement and related costs of $26.4 million incurred in the third and fourth quarters of 2014, we also incurred $4.0 million for other legal settlements in the fourth quarter of 2014, which are included in other operating expenses.

Liquidity and Capital Resources

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our cash flows for the years ended December 31, 2015 and 2014 are summarized as follows (in thousands):

	Year Ended December 31,
	2015	2014
Net cash provided by operating activities	$42,889	$43,044
Net cash used in investing activities	(78,592)	(272,098)
Net cash provided by financing activities	34,250	230,740

Net change in cash and cash equivalents	$(1,453)	$1,686

Net cash provided by operating activities was $42.9 million and $43.0 million for the years ended December 31, 2015 and 2014, respectively, a $0.1 million decrease. Net cash provided by operating activities was impacted by a $2.6 million decrease in net income from 2014 to 2015. Net income was impacted by non-cash items, including $12.0 million of additional impairment charges, $2.5 million lower deferred income tax expense, $0.4 million increased depreciation and amortization and $0.1 million lower other non-cash expenses in 2015, when compared to 2014. Net income included $16.3 million of allocated expenses from CHS in 2015 related to the spin-off transaction, interest paid to CHS of $98.0 million and $93.6 million in 2015 and 2014, respectively, and stock compensation expense of $7.0 million and $5.8 million in 2015 and 2014, respectively, which is a component of the corporate overhead allocation charged to us by CHS. Our stock compensation expense will resume a normal classification as a non-cash expense following our spin-off.

The net change in cash flows from operating assets and liabilities from 2014 to 2015 was $7.4 million. The primary drivers of this change, aside from the timing of cash collections and payments in the normal course of business, included $18.6 million and $36.4 million of built-up receivables in 2015 and 2014, respectively, due to delayed payments under California and Illinois state supplemental payment programs, which we believe are collectible and a $20.4 million build-up of receivables at one of our hospitals at the end of 2014 due to a system conversion that we collected in 2015. As a result of Medicaid expansion in Illinois, we had a $15.4 million build-up of receivables at the end of 2014 from a delay in reimbursement during the phase-in period. However, in

2015, Illinois Medicaid receivables decreased by $5.0 million. Government settlement and related costs of $26.4 million accrued in 2014 were paid in 2015 and $20.5 million accrued in 2013 were paid in 2014. In addition, cash outflows for compensation liabilities increased by $21.1 million, which was impacted by an additional payroll period in 2015 compared to 2014 (27 pay periods compared to 26 pay periods). We consider all other changes in operating assets and liabilities to be part of our normal business operations.

Net cash used in investing activities decreased $193.5 million from $272.1 million for the year ended December 31, 2014 to $78.6 million for the year ended December 31, 2015. This decrease was primarily due to $135.6 million of consideration paid to CHS for the HMA Hospitals acquired in January 2014. In addition, our expenditures for information technology were $52.2 million lower in 2015 and expenditures for property and equipment were $9.6 million lower in 2015 when compared to 2014. These decreases in our capital expenditures were primarily due to a decline in the required investment in certified EHR technology, partially offset by the costs incurred to meet the ICD-10 implementation deadline on October 1, 2015. We anticipate that future investments in ICD-10 systems and certified EHR technology at our existing hospitals will be lower than we have historically incurred during the adoption periods for these government-required programs. We had proceeds from the sale of property and equipment of $3.1 million and $0.3 million in 2015 and 2014, respectively. The 2015 proceeds included $2.7 million from the sale of vacant real estate. The remaining cash outflows for other investments increased $5.1 million from 2014 to 2015 due to a $1.8 million increase in non-employee physician recruiting agreements and $3.3 million for other miscellaneous investments. We anticipate being able to fund future routine capital expenditures with cash flows generated from operations.

Net cash provided by financing activities was $34.3 million for the year ended December 31, 2015, compared to $230.7 million for the year ended December 31, 2014. Indebtedness under a receivables facility with CHS is offset by a corresponding receivable, which is included in Due to Parent, net on the combined balance sheets. As a result, we evaluate the changes in borrowings from Parent and the changes in the indebtedness of the receivables facility as net borrowings. Net borrowings decreased $195.8 million from $233.8 million in 2014 to $38.0 million in 2015, of which $135.6 million related to the acquisition of the HMA Hospitals in 2014. The remaining decrease in net borrowings of $60.2 million was the net effect of other transactions between QHC and CHS, including capital expenditures and cash transfers under CHS’ centralized cash management program. All other changes in net cash provided by financing activities for 2015, compared to 2014, resulted in a net cash outflow of $0.6 million.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Our cash flows for the years ended December 31, 2014 and 2013 are summarized as follows (in thousands):

	Year Ended December 31,
	2014	2013
Net cash provided by operating activities	$43,044	$90,114
Net cash used in investing activities	(272,098)	(129,473)
Net cash provided by financing activities	230,740	38,875

Net change in cash and cash equivalents	$1,686	$(484)

Net cash provided by operating activities decreased $47.1 million, from $90.1 million for the year ended December 31, 2013 to $43.0 million for the year ended December 31, 2014. Net cash provided by operating activities was impacted by a $32.7 million increase in net income (loss) from 2013 to 2014, in part, due to the acquisition of the HMA Hospitals in January 2014. Net income (loss) was impacted by non-cash items, including $21.0 million increased depreciation and amortization, of which $5.0 million was accelerated amortization recorded in 2014 for software abandoned, $17.5 million higher deferred income tax expense, a $7.0 million reduction in impairment charges and $0.5 million of additional other non-cash expense in 2014, when compared to 2013. Net income (loss) also included interest paid to CHS of $93.6 million and $99.4 million in 2014 and

2013, respectively, and stock compensation expense of $5.8 million and $6.5 million in 2014 and 2013, respectively, which is a component of the corporate overhead allocation charged to us by CHS. Our stock compensation expense will resume a normal classification as a non-cash expense following our spin-off.

The net change in cash flows from operating assets and liabilities from 2013 to 2014 was $111.9 million. The primary drivers of this change, aside from the timing of cash collections and payments in the normal course of business, included a $26.5 million build-up of net receivables at the end of 2014 from delayed payments under a California supplemental payment program, a $20.4 million build-up of receivables at the end of 2014 as a result of a system conversion at one of our hospitals, a $15.4 million increase in Medicaid accounts receivable in 2014 due to delayed payments arising from the phase-in of Medicaid expansion and a $9.9 million receivables build-up also in 2014 for delayed payments under state supplemental payment programs related to our Illinois hospitals. Accrued government settlement and related costs were $26.4 million and $20.5 million in 2014 and 2013, respectively, and the cash settlements of these costs each occurred in the subsequent year. We consider all other changes in operating assets and liabilities to be part of our normal business operations.

Net cash used in investing activities increased $142.6 million, from $129.5 million for the year ended December 31, 2013 to $272.1 million for the year ended December 31, 2014. This increase was primarily due to a $137.8 million increase in consideration paid for acquisitions, of which $135.6 million related to the acquisition of the HMA Hospitals in January 2014. Our expenditures for information technology were $16.7 million higher in 2014 and our expenditures for property and equipment were $13.4 million lower in 2014, when compared to 2013. We had an increase in purchases of information technology, primarily related to the purchase and implementation of certified EHR technology.

Net cash provided by financing activities was $230.7 million for the year ended December 31, 2014, compared to $38.9 million for the year ended December 31, 2013. Indebtedness under a receivables facility with CHS is offset by a corresponding receivable, which is included in Due to Parent, net on the combined balance sheets. As a result, we evaluate the changes in borrowings from Parent and the changes in the indebtedness of the receivables facility as net borrowings. Net borrowings increased $190.9 million from $42.9 million in 2013 to $233.8 million in 2014, of which $135.6 million related to the acquisition of the HMA Hospitals. The remaining increase in net borrowings of $55.3 million was the net effect of other transactions between QHC and CHS, including capital expenditures and cash transfers under CHS’ centralized cash management program. All other changes in net cash provided by financing activities for 2014, compared to 2013, resulted in a net cash inflow of $0.9 million.

Capital Expenditures

Cash expenditures for purchases of facilities were $8.0 million, $142.0 million and $4.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. Our expenditures in 2014 included $135.6 million for the purchase of the HMA Hospitals. All other acquisitions in 2015, 2014 and 2013 were purchases of ancillary businesses, including physician practices, surgery centers, clinics and other outpatient healthcare facilities.

Cash expenditures for routine capital and information technology were $68.3 million, $130.1 million and $126.9 million for the years ended December 31, 2015, 2014 and 2013, respectively. These capital expenditures primarily include purchases of equipment, minor renovations at our facilities and information systems infrastructure.

We intend to build a new patient tower and expand surgical capacity at our hospital in Springfield, Oregon, for which we have incurred approximately $10.4 million through December 31, 2015. The total estimated construction costs, including equipment costs, could be up to $88 million. The project is expected to be completed in 2017.

Additionally, during the third quarter of 2015, CHS entered into an agreement with a developer to construct the future corporate headquarters for QHC. We recorded this lease as a direct financing obligation. As of December 31, 2015, approximately $14.4 million of costs related to this project have been incurred. These project costs are included as additions to construction in progress and long-term debt in the combined balance sheet at December 31, 2015. The costs are reflected on the combined statement of cash flows in 2015 in assets acquired under capital leases.

Capital Resources

Net working capital was $334.0 million, $296.6 million and $191.7 million as of December 31, 2015, 2014 and 2013, respectively. The net working capital increase in 2015 was primarily due to an increase in patient accounts receivable, reductions in employee compensation and other accrued liabilities, and the reclassification of current net deferred tax assets to long-term liabilities in accordance with Accounting Standards Update 2015-17. The net working capital increase in 2014 was primarily due to the acquisition of the HMA Hospitals.

Historically

Our financial resources have historically been supplemented by CHS under their centralized cash management program. Due to Parent, net in the combined balance sheets includes CHS’ historical investment in QHC, expense allocations from CHS, the net effect of transactions between CHS and QHC, including those related to capital expenditures, and cash transfers under CHS’ cash management program. These related amounts are funded by CHS principally under long-term borrowing arrangements with the individual facilities. The long-term borrowing arrangements represent QHC’s historical commitment to provide payment in full to CHS for this intercompany indebtedness. The intercompany indebtedness of QHC with CHS will be extinguished concurrent with the distribution.

QHC is charged interest on the amounts due to CHS, at various rates ranging from 4% to 7%, and the interest computations are based on the outstanding balance at the end of each month. Interest expense, net related to amounts due to CHS for the intercompany indebtedness and a receivables facility(see below) was $98.0 million, $93.6 million and $99.4 million for the years ended December 31, 2015, 2014 and 2013, respectively. On March 21, 2012, certain subsidiaries of CHS entered into an asset-backed securitization program (the “Receivables Facility”) utilizing a sub-section of its outstanding patient-related accounts receivable (non self-pay receivables) with a group of conduit lenders and liquidity banks, The Bank of Nova Scotia as a managing agent and Credit Agricolé Corporate and Investment Bank (“Credit Agricolé”) as a managing agent and as the administrative agent. The Bank of Tokyo-Mitsubishi UFJ, Ltd. was added as a managing agent in March 2013. The existing and future patient-related accounts receivable (non self-pay receivables) for certain of CHS’ hospitals serve as collateral for the outstanding borrowings. Certain QHC hospitals were included in the Receivables Facility as of December 31, 2014. On November 13, 2015, QHC was removed from the CHS accounts receivable securitization program.

Going Forward

In connection with the spin-off, we expect to incur a total of approximately $1.28 billion in new funded indebtedness, consisting of senior credit facilities with lending institutions and senior notes. In addition, following the spin-off, we will enter into our own banking relationship consisting of our own deposit and disbursement accounts and create our own centralized cash management program. Prior to the completion of the spin-off, we also expect CHS will transfer, or cause its subsidiaries to transfer, an aggregate amount of $20 million of cash to us. This cash will be used for general corporate purposes. For additional information related to our financing arrangements anticipated to be entered into in connection with the spin-off, see the “Description of Financing and Material Indebtedness” section included elsewhere in this Information Statement.

Historically, our cash flows from operations have been negatively impacted by, among other items, the funding of legal settlements, delays in payments from Medicaid and other government-managed payor programs in California and Illinois, and allocations of CHS stock compensation expense included in the corporate overhead allocation charged to us by CHS. In 2015, our operating cash flows were negatively impacted by, among other items, an $18.6 million delay in net payments from the California and Illinois state supplemental payments programs, $26.4 million of payments related to certain legal settlements, $16.3 million of costs related to the spin-off transaction and a $7.0 million allocation of CHS stock compensation expense. Conversely, we received $13.1 million in proceeds from the sale of Illinois income tax credits to other third party businesses in 2015. These proceeds consisted of $7.8 million and $5.3 million for the 2015 and 2014 income tax years, respectively. This amendment to the Illinois Income Tax Act, which allows for the sale of income tax credits, has been authorized through 2016. We believe that, going forward, certain of these items will be non-recurring and our stock compensation expense will resume a normal classification as a non-cash expense.

Historically, our cash flows from investing activities were negatively impacted by the purchasing of information technology primarily associated with implementations of certified EHR technology and ICD-10 coding systems. We believe going forward that the capital expenditures associated with these programs should be lower than those we historically incurred during the adoption periods for these government-required programs. We expect our HITECH incentive reimbursements for 2016 will be approximately $12 million.

We have identified a number of hospitals for possible divestiture over the 12 to 18 months following the spin-off based upon analysis of financial performance, current competitive conditions, expected demographic trends, joint venture opportunities and capital allocation requirements. For the year ended December 31, 2015, these hospitals generated net operating revenues of approximately $250 million with approximately $8 million of operating losses before the allocation of management fees and depreciation and amortization. These losses include a reduction to expenses of approximately $8 million for electronic health records incentive reimbursement. Additionally, we incurred approximately $12 million of capital expenditures at these hospitals which had a net carrying value of property and equipment of approximately $81 million at December 31, 2015. We intend to complete our strategic review after the spin-off is completed, and we may be unable to divest any or all of these hospitals or realize proceeds from the sale of these hospitals.

We believe that internally generated cash flows will be sufficient to finance working capital requirements and fund capital expenditures during the next 12 months.

Contractual Obligations

As of December 31, 2015, maturities of our contractual obligations and other commercial commitments were as follows (in thousands):

	Total	2016	2017-2019	2020-2021	2022 and thereafter
Long-term debt(a)	$635	$61	$574	$—	$—
Physician loans	457	160	297	—	—

Total long-term debt	1,092	221	871	—	—
Capital lease obligations, including interest	32,082	8,616	7,201	4,875	11,390
Operating leases	109,615	28,732	50,990	17,006	12,887
Open purchase orders(b)	36,505	28,839	7,666	—	—

Total	$179,294	$66,408	$66,728	$21,881	$24,277

(a)	Long-term debt excludes amounts owed related to Due to Parent, net.
(b)	Open purchase orders represent our commitment for items ordered but not yet received.

Off-Balance Sheet Arrangements

In the past, we have utilized operating leases as a financing tool for obtaining the operations of specified hospitals without acquiring, through ownership, the related assets of the hospital and without a significant outlay of cash at the front end of the lease. We utilize the same operating strategies to improve operations at those hospitals held under operating leases as we do at those hospitals that we own. We have not entered into any operating leases for hospital operations since December 2000. As of December 31, 2015, we operated one hospital under an operating lease that had an immaterial impact on our combined operating results in each of the three years ended December 31, 2015. The term of this hospital operating lease expires in June 2022, not including lease extension options. If we allow this lease to expire, we would no longer generate revenues nor incur expenses from this hospital.

Noncontrolling Interests

We have sold noncontrolling interests in certain of our subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. As of December 31, 2015, four of our hospitals have noncontrolling physician ownership interests ranging from less than 2% up to 11%. Redeemable noncontrolling interests in equity of consolidated subsidiaries were $9.0 million and $2.4 million as of December 31, 2015 and 2014, respectively, and non-redeemable noncontrolling interests in equity of consolidated subsidiaries were $12.8 million and $4.8 million as of December 31, 2015 and 2014, respectively. The amount of net income (loss) attributable to noncontrolling interests was $3.4 million, $(0.4) million and $(1.3) million for the years ended December 31, 2015, 2014 and 2013, respectively. During the year ended December 31, 2015, we acquired the remaining noncontrolling shares at one of our hospitals for $0.5 million. The carrying value of this noncontrolling interest was a deficit of $12.0 million and was settled through Due to Parent, net in 2015.

As a result of the change in the Stark Law “whole hospital” exception included in the Reform Legislation, we are not permitted to introduce physician ownership at any of our wholly-owned hospital facilities or increase the aggregate percentage of physician ownership in any of our existing hospital joint ventures in excess of the aggregate physician ownership level held at the time of the adoption of the Reform Legislation.

Reimbursement, Legislative and Regulatory Changes

Ongoing legislative and regulatory efforts could reduce or otherwise adversely affect the reimbursement payments we receive from Medicare and Medicaid. Within the statutory framework of the Medicare and Medicaid programs, including programs currently unaffected by the Reform Legislation, there are substantial areas subject to administrative rulings, interpretations and discretion which may further affect payments made under those programs, and the federal and state governments might, in the future, reduce the funds available under those programs or require more stringent utilization and quality review of hospital facilities. Additionally, there may be a continued rise in managed care programs and additional restructuring of the financing and delivery of healthcare in the United States. These events could cause our future operating results or cash flows to decline. We cannot estimate the impact of Medicare and Medicaid reimbursement changes that have been enacted or are under consideration. We cannot predict whether additional reimbursement reductions will be made or whether any such changes would have a material adverse effect on our business, financial condition, results of operations or cash flows.

Inflation

The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. In addition, our suppliers pass along rising costs to us in the form of higher prices. We have implemented cost control measures, including our case and resource management program, to curb increases in operating costs and expenses. We have generally offset increases in operating costs by increasing reimbursement for services, expanding services and reducing costs in other areas. However, we cannot predict our ability to cover or offset future cost increases, particularly any increases in our cost of providing health insurance benefits to our employees as a result of the Reform Legislation.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our combined financial statements included elsewhere in this Information Statement, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our combined financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

Third-Party Reimbursement

Net operating revenues include amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems and provisions of cost-reimbursement and other payment methods. In addition, we are reimbursed by non-governmental payors using a variety of payment methodologies. Amounts we receive for treatment of patients covered by these programs are generally less than the standard billing rates.

Contractual allowances are automatically calculated and recorded through CHS’ internally developed “automated contractual allowance system.” Within the automated system, payors’ historical paid claims data are utilized to calculate the contractual allowances. This data is automatically updated on a monthly basis. All hospital contractual allowance calculations are subjected to monthly review by management to ensure reasonableness and accuracy. We account for the differences between the estimated program reimbursement rates and the standard billing rates as contractual allowance adjustments, which we deduct from gross revenues to arrive at operating revenues (net of contractual allowances and discounts). The process of estimating contractual allowances requires us to estimate the amount expected to be received based on payor contract provisions. The key assumption in this process is the estimated contractual reimbursement percentage, which is based on payor classification and historical paid claims data. Our automated contractual allowance system does not maintain the contractual allowance at the patient account level as it estimates an average contractual allowance by payor classification. Due to the complexities involved in these estimates, actual payments we receive could be different from the amounts we estimate and record. If the actual contractual reimbursement percentage under government programs and managed care contracts differed by 1% at December 31, 2015 from our estimated reimbursement percentage, net income for the year ended December 31, 2015 would have changed by approximately $10 million, and net accounts receivable at December 31, 2015 would have changed by approximately $17 million. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. We account for adjustments to previous program reimbursement estimates as contractual allowance adjustments and report them in the periods that such adjustments become known. Contractual allowance adjustments related to final settlements and previous program reimbursement estimates favorably or (unfavorably) impacted net operating revenues by $(15.1) million, $9.2 million and $3.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. The above amounts were impacted by an $11.1 million Illinois cost report settlement recorded in 2014 that was subsequently reversed in 2015 due to contract negotiations with one of our third-party payors. Exclusive of this adjustment, contractual allowance adjustments impacted net operating revenues unfavorably by $4.0 million and $1.9 million during the years ended December 31, 2015 and 2014, respectively.

Allowance for Doubtful Accounts

Substantially all of our accounts receivable are related to providing healthcare services to patients at our hospitals and affiliated businesses. Collection of these accounts receivable is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and outstanding patient balances for which the primary insurance payor has paid some but not all of the outstanding balance, with the remaining outstanding balance (generally deductibles and co-payments) owed by the patient. For all procedures scheduled in advance, our policy is to verify insurance coverage prior to the date of the procedure. Insurance coverage is not verified in advance of procedures for walk-in and emergency room patients.

We estimate the allowance for doubtful accounts by reserving a percentage of all self-pay receivables without regard to aging category, based on collection history, adjusted for expected recoveries and any anticipated changes in trends. Our ability to estimate the allowance for doubtful accounts is not impacted by not utilizing an aging of our net accounts receivable as we believe that substantially all of the risk exists at the point in time such accounts are identified as self-pay. For all other non-self-pay payor categories, we reserve an estimated amount based on historical collection rates for the uncontractualized portion of all accounts aging over 365 days from the date of discharge. These amounts represent an immaterial percentage of our outstanding accounts receivable. The percentage used to reserve for all self-pay accounts is based on our collection history. We believe that we collect substantially all of our third-party insured receivables, which include receivables from governmental agencies.

Collections are impacted by the economic ability of patients to pay and the effectiveness of our collection efforts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage could affect our collection of accounts receivable and are considered in our estimates of accounts receivable collectability. If the actual collection percentage differed by 1% at December 31, 2015 from our estimated collection percentage as a result of a change in expected recoveries, net income for the year ended December 31, 2015 would have changed by approximately $4 million, and net accounts receivable at December 31, 2015 would have changed by approximately $6 million. We also continually review our overall reserve adequacy by monitoring historical cash collections as a percentage of trailing net operating revenues less provision for bad debts, as well as by analyzing current period net operating revenues and admissions by payor classification, days revenue outstanding, the composition of self-pay receivables between pure self-pay patients and the patient responsibility portion of third-party insured receivables and the impact of recent acquisitions.

Our policy is to write off gross accounts receivable if the balance is under $10.00 or when such amounts are placed with outside collection agencies. We believe this policy accurately reflects our ongoing collection efforts and is consistent with industry practices. We had approximately $437 million and $531 million at December 31, 2015 and 2014, respectively, being pursued by various outside collection agencies. We expect to collect less than 3%, net of estimated collection fees, of the amounts being pursued by outside collection agencies. As these amounts have been written-off, they are not included in our gross accounts receivable or our allowance for doubtful accounts. Collections on amounts previously written off are recognized as a reduction to bad debt expense when received. However, we take into consideration estimated collections of these future amounts written off in evaluating the reasonableness of our allowance for doubtful accounts.

Days revenue outstanding was 77 days and 69 days as of December 31, 2015 and 2014, respectively. Days revenue outstanding, adjusted to exclude the impact of delayed payments under the California state supplemental payment program, was 70 days at December 31, 2015.

The information below was derived from our hospitals, excluding clinics, unless otherwise noted.

Patient accounts receivable from our hospitals represented approximately 96% of our total combined net accounts receivable.

Gross accounts receivable (before contractual adjustments and discounts and allowances for doubtful accounts) was $2,227.8 million and $2,134.5 million as of December 31, 2015 and 2014, respectively.

The approximate percentage of total gross accounts receivable (before contractual adjustments and discounts and allowances for doubtful accounts) summarized by payor source was as follows:

	Year Ended December 31,
	2015	2014
Insured receivables	72.0%	71.7%
Self-pay receivables	28.0	28.3

Total	100.0%	100.0%

For the hospital operations segment, the combined total of the allowance for doubtful accounts for self-pay receivables and related allowances for other self-pay discounts and contractual adjustments, as a percentage of gross self-pay receivables, was approximately 85% and 86% at December 31, 2015 and 2014, respectively. If the self-pay receivables that have been written off, but where collections are still being pursued by outside collection agencies, were included in both the gross self-pay receivables and the allowances specified above, the percentage of combined allowances to total self-pay receivables would have been 91% and 92% at December 31, 2015 and 2014, respectively.

Goodwill and Other Intangibles

Goodwill is allocated to each identified reporting unit, which is defined as an operating segment or one level below the operating segment (referred to as a component of an entity). Management has determined QHC’s hospital operations and hospital management advisory and consulting services operations meet the criteria to be classified as reporting units. Goodwill related to our hospital operations reporting unit was $508.4 million and $501.6 million as of December 31, 2015 and 2014, respectively. Goodwill related to our hospital management advisory and consulting services reporting unit was $33.3 million at both December 31, 2015 and 2014.

Goodwill represents the excess of the fair value of the consideration conveyed in an acquisition over the fair value of the net assets acquired. Goodwill is evaluated for impairment at the same time every year and when an event occurs or circumstances change that, more likely than not, reduce the fair value of the reporting unit below its carrying value. There is a two-step method for determining goodwill impairment. Step one is to compare the fair value of the reporting unit with the unit’s carrying amount, including goodwill. If this test indicates the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill. We performed our last annual goodwill evaluation during the fourth quarter of 2015. No impairment was indicated by this evaluation, and based on the excess of fair value over the carrying value, none of our reporting units were at risk of goodwill impairment as of such date. The determination of fair value in step one of our goodwill impairment analysis is based on an estimate of fair value for each reporting unit utilizing known and estimated inputs at the evaluation date. Some of those inputs include, but are not limited to, estimates of future revenue and expense growth, expected capital expenditures, income tax rates, and costs of invested capital. Future estimates of fair value could be adversely affected if the actual outcome of one or more of these assumptions changes materially in the future, including lower than expected hospital patient volumes or increased operating costs.

Impairment or Disposal of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying values of certain long-lived assets may be impaired, we project the undiscounted cash flows expected to be generated by these assets. If the projections indicate that the reported amounts are not expected to be recovered, such amounts are reduced to their estimated fair value based on a quoted market price, if available, or an estimate based on valuation techniques available in the circumstances.

Professional Liability Claims

As part of the business of owning and operating hospitals, we are subject to legal actions alleging liability on our part. CHS provides professional liability insurance to QHC, and QHC is indemnified against losses under this Parent insurance arrangement. The liability for claims related to QHC was determined based on an actuarial study of QHC’s operations on a stand-alone basis. The liability is offset by a corresponding receivable from CHS.

The net present value of the projected payments for professional liability claims was discounted using weighted-average risk-free rates of 0.8%, 1.0% and 1.0% for the years ended December 31, 2015, 2014 and 2013, respectively. The liability is adjusted for new claims information in the period such information becomes known. Professional liability expense includes an allocation from CHS of the losses resulting from professional liability claims and loss adjustment expense, as well as paid excess insurance premiums, and is included in other operating expenses.

Income Taxes

Income taxes, as presented in our combined financial statements, attribute current and deferred income taxes of CHS to our stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by Accounting Standards Codification (“ASC”) 740. Accordingly, the income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the consolidated financial statements of CHS may not be included in our separate combined financial statements. Similarly, the tax treatment of certain items reflected in our separate combined financial statements may not be reflected in the consolidated financial statements and tax returns of CHS; therefore, items such as net operating losses, credit carry forwards, and valuation allowances may exist in the stand-alone combined financial statements of QHC and may or may not exist in the consolidated financial statements of CHS.

The breadth of our operations and the complexity of tax regulations require assessments of uncertainties and judgments in estimating the income taxes that we will ultimately pay. The final income taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal and state tax audits in the normal course of business.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred income taxes during the year. Deferred income taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred income tax assets when it is more likely than not that a tax benefit will not be realized.

QHC’s combined financial statements reflect amounts due to CHS for income tax related matters, as it is assumed that all such amounts due CHS are deemed unsettled at the end of the financial statement reporting period.

With the exception of our net operating loss carryforwards, we believe that the net deferred tax assets included in our combined balance sheets that were calculated using the separate return method will ultimately be realized. This conclusion is based on our estimate of future taxable income and the expected timing of temporary difference reversals. At the end of 2015, our federal net operating loss carryforwards totaled approximately $120.1 million and have been recognized appropriately using the separate return method; however, they will not be realizable by us, as they were previously recognized by our Parent. In addition, we also had state net operating loss carryforwards totaling approximately $262.1 million as of the end of 2015, and do not expect to be able to utilize some of these state net operating losses prior to the expiration of the carryforward periods, which range from 2016 to 2035. Accordingly, a valuation allowance of approximately $8.6 million has been recognized for both of these items.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a “more likely than not” recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Management believes that all of our tax positions are highly certain of being recognized for income tax purposes.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. In August 2015, the FASB issued ASU 2015-14, which defers the effective date until fiscal years beginning after December 15, 2017 with early adoption permitted for annual periods beginning after December 15, 2016. We expect to adopt this ASU on January 1, 2018 and are currently evaluating our plan for adoption and the impact on our revenue recognition policies, procedures and control framework and the resulting impact on our combined financial position, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a recognized debt liability be classified in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with the accounting for debt discounts. The ASU did not change the measurement or recognition guidance for debt issuance costs, only the classification. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We adopted this ASU on January 1, 2016; however, we currently do not have any debt issuance costs on our combined balance sheets. As such, the adoption had no effect on our combined financial position, results of operations, or cash flows.

In November 2015, the FASB issued ASU 2015-17, which amended the balance sheet classification requirements for deferred income taxes to simplify their presentation in the statement of financial position. The ASU requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. This ASU is effective for fiscal years beginning after December 31, 2016, with early adoption permitted. We early adopted the provisions of this ASU for the presentation and classification of our deferred tax assets and liabilities as of December 31, 2015. We did not retrospectively apply the provisions of this ASU to prior periods as permitted under the provisions of this ASU.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate changes in Due to Parent, net, which bears interest based on variable rates. We currently do not execute transactions or hold derivative financial instruments for trading purposes and currently do not maintain any derivative financial instruments related to interest rate sensitivity of debt obligations.

Following the separation, we will be highly leveraged and will face market risks associated with interest rate movements on our outstanding debt. We expect to incur a total of approximately $1.28 billion in new funded indebtedness, consisting of senior credit facilities with lending institutions and senior notes, in connection with the spin-off transaction and to fully settle the indebtedness to CHS classified as Due to Parent, net in the combined balance sheets. Accordingly, a substantial portion of our new long-term debt will be subject to market risk from changes in interest rates. A one percent increase or decrease in the interest rates applicable to our new indebtedness would result in a $12.8 million increase or decrease in our annual interest expense. We expect to regularly assess market risks associated with interest rate movements and to establish policies and business practices to protect against the adverse effects of these exposures.

MANAGEMENT

Our Executive Officers

The following table sets forth the information as of March 1, 2016 regarding the individuals who are expected to serve as our executive officers and their anticipated titles following the spin-off. After the spin-off, none of these individuals will continue to be employees of CHS.

Name	Age	Position(s)
Thomas D. Miller	58	President and Chief Executive Officer

Michael J. Culotta	61	Executive Vice President and Chief Financial Officer

Martin D. Smith	48	Executive Vice President of Operations

Shaheed Koury, M.D.	49	Senior Vice President and Chief Medical Officer

James Matthew Hayes	45	Senior Vice President—Operations

R. Harold McCard, Jr.	55	Senior Vice President and General Counsel

Thomas D. Miller, 58, will serve as President and Chief Executive Officer of Quorum Health. He currently serves as Division President—Division V Operations for Community Health Systems and oversees the operations of affiliated hospitals in Indiana, New Jersey, Ohio and Pennsylvania. He joined Community Health Systems in connection with the acquisition of Triad Hospitals, Inc. in July 2007. Mr. Miller has more than 30 years of experience in hospital operations and executive management. Prior to joining Community Health Systems, from 1998 through 2007, he served as the president and chief executive officer of Lutheran Health Network in northeast Indiana, a system that has grown to include eight hospital facilities. During the early years of his tenure at Lutheran, the health system was operated by Quorum Health Group, Inc., a predecessor of Quorum Health Resources. Mr. Miller holds a bachelor’s degree from Auburn University and a master’s degree in hospital and health administration from the University of Alabama. He currently serves on the Board of Trustees of the American Hospital Association.

Michael J. Culotta, 61, will serve as Executive Vice President and Chief Financial Officer of Quorum Health. He currently serves as Vice President of Investor Relations for Community Health Systems. Mr. Culotta joined Community Health Systems in 2013. He is an experienced healthcare finance executive who has served as chief financial officer at two publicly traded companies, both of which were successful spin-offs. From 2007 to 2013, Mr. Culotta was chief financial officer of PharMerica Corporation. He held the same role at LifePoint Hospitals from 2001 to 2007. Prior to that, Mr. Culotta was a partner with Ernst & Young where he worked for 24 years. He earned his bachelor’s degree from Louisiana State University and is a Certified Public Accountant, licensed in Tennessee, Texas and Florida.

Martin D. Smith, 48, will serve as Executive Vice President of Operations of Quorum Health. He currently serves as Division Executive Vice President—QHC Transition for Community Health Systems. In that role, he is responsible for assisting with preparations for the transition of the operations of the facilities that will become affiliates of Quorum Health upon the completion of the spin-off. Mr. Smith joined Community Health Systems in 1998 as a hospital chief executive officer. In 2005, he was named a vice president of group operations. In 2008, he was promoted to Division President, most recently overseeing the management of Community Health Systems’ affiliated hospitals in Illinois, Kentucky, Tennessee and West Virginia. Prior to joining Community Health Systems, Mr. Smith worked in various administrative positions for Health Management Associates, Inc. He has a master’s degree in business administration from the University of Tennessee.

Shaheed Koury, M.D., 49, will serve as Senior Vice President and Chief Medical Officer of Quorum Health. He currently serves as Vice President for Quality and Clinical Transformation at Community Health Systems, a position he has held since October 2013. In this position, he oversees the assessment and implementation of physician alignment models and medical staff education, and is the medical advisor for emergency department medical directors and nurse managers across Community Health Systems. From January 2002 until October 2013, he worked as an emergency physician at Emergency Medicine of Indiana, P.C., where he worked clinically in the emergency department and served as owner and board member. Dr. Koury graduated from the University of Kentucky with a B.A. in Chemistry, from the University of Kentucky College of Medicine with an M.D., completed his Emergency Medical Residency at East Carolina University Brody School of Medicine, and completed an M.B.A. in Health Care Management from Indiana Wesleyan University.

James Matthew Hayes, 45, will serve as the Senior Vice President—Operations of Quorum Health. He currently serves as Vice President of Operations at Community Health Systems, a position he has held since January 2011. In this position, he is responsible for Hospital Operations within one of CHS’ divisions. From October 2003 until December 2010, he held the position of Chief Executive Officer for a hospital owned by Health Management Associates, Inc. Mr. Hayes graduated from Auburn University with a BSBA in Accounting, from the University of Alabama at Birmingham with an M.B.A. and from Medical University of South Carolina with a Master in Health Administration. He also acquired the FACHE certification from American Colleges of Healthcare Executives.

R. Harold McCard, Jr., 55, will serve as Senior Vice President and General Counsel for Quorum Health. He currently serves as Vice President and Deputy General Counsel at Community Health Systems, a position he has held since April 2013. In this position, he is responsible for legal advice and expertise regarding health system and hospital legal and business operations. From November 2007 to April 2013, he served as Vice President and Associate General Counsel for two of CHS’ divisions. From December 2001 until November 2007, he practiced with Chaffe McCall, LLP where he directed the health law practice for the firm. From April 1993 until December 2001, he worked as General Counsel for Ridgeview Institute in Atlanta, Georgia. Mr. McCard graduated from Princeton University with an A.B. in Psychology and from the Walter F. George School of Law at Mercer University with a J.D.

Our Board of Directors

The following table sets forth information as of March 1, 2016 with respect to those persons who are expected to serve on our Board of Directors following the spin-off.

Name	Age	Position(s)
William M. Gracey	62	Chairman

James T. Breedlove	68	Director

Adam Feinstein	44	Director

Joseph A. Hastings, D.M.D.	61	Director

William S. Hussey	67	Director

Thomas D. Miller	58	Director

Barbara R. Paul, M.D.	62	Director

R. Lawrence Van Horn, Ph.D.	48	Director

William M. Gracey, 62, served as President and Chief Executive Officer of Blue Cross and Blue Shield of Tennessee Inc. (“BCBST”) from 2012 until his retirement in 2015. He joined BCBST in 2010 as President and Chief Operating Officer. Mr. Gracey served on the board of directors of BCBST for four years prior to becoming Chief Operating Officer. Prior to joining BCBST, Mr. Gracey held multiple positions with LifePoint Hospitals, Inc. (now LifePoint Health, Inc.), including Executive Vice President from 2008 to 2009, Chief Operating Officer from 2004 to 2008, and a Division President from 1999 to 2004. While at LifePoint, Mr. Gracey was responsible for managed care contracting and management of numerous physician-hospital networks. Mr. Gracey held multiple senior operating and management positions with Hospital Corporation of America from 1983 to 1999, including as a division president. Mr. Gracey is a past chairman of the Tennessee Hospital Association.

Mr. Gracey holds a B.A. in Psychology from the University of Texas and a Master of Science in Healthcare Administration from Trinity University. Mr. Gracey brings executive leadership experience and skills and extensive industry experience to the Board of Directors. He has held the positions of chief executive officer, president, chief operating officer, division president and board member at various points of his career for multiple healthcare companies.

James T. Breedlove, 68, retired in January 2015 from his positions as Senior Vice President, General Counsel and Corporate Secretary of Praxair, Inc. He joined Praxair in 2004 as Vice President, General Counsel and Corporate Secretary and became Senior Vice President in 2006. At Praxair, Mr. Breedlove oversaw Praxair’s Government Relations, Real Estate and Facilities Administration teams, led Praxair’s global legal department of over seventy lawyers and was responsible for managing international regulatory, compliance, transactional, securities law and corporate governance issues. Prior to his engagement with Praxair, Mr. Breedlove served as General Counsel for General Electric Company’s global Equipment Management business from 2002 to 2004, having previously served as a Vice President and General Counsel to a division of General Electric Capital Corporation from 1992 to 2002. Mr. Breedlove was an assistant to the Attorney General in the U.S. Department of Justice from 1990 to 1992. Prior to that, Mr. Breedlove held several positions with Philip Morris Capital Corporation from 1978 to 1990, after having begun his career as an associate at Davis Polk & Wardwell. Mr. Breedlove holds a B.A. degree from Harvard College, as well as an M.B.A. from Harvard Business School and J.D. from Harvard Law School. Mr. Breedlove brings executive leadership experience and skills to the Board of Directors. He has held the positions of general counsel and corporate secretary at Fortune 500 companies. In addition, his extensive experience in industries (tobacco and industrial gases) with a high risk profile give him a unique perspective on risk oversight.

Adam Feinstein, 44, is Co-Founder and Managing Partner of Vesey Street Capital Partners, L.L.C., a healthcare services private equity fund formed in 2014 and has been a Managing Partner since that time. From 2012 to 2014, Mr. Feinstein served as the Senior Vice President of Corporate Development, Strategic Planning and Office of the CEO at Laboratory Corporation of America Holdings (LabCorp) and prior to that served as a Managing Director in Equity Research at Barclays Capital from 2008 to 2012. Since August 2015, Mr. Feinstein has served as a director of Surgery Partners, Inc., a healthcare services company that provides surgical and related ancillary care solutions in support of patients and physicians. He is also a board member at ScribeAmerica, a leading provider of medical scribes, and Imedex, a leading provider of accredited medical education. Mr. Feinstein is a CFA charterholder and has a B.S. in Business from the Smith School at the University of Maryland at College Park. He also completed the Nashville Healthcare Council Fellows program. Mr. Feinstein has significant experience with companies that provide services to hospitals, physicians, payors and post-acute care. Mr. Feinstein’s experience in the private equity and financing industries will be valuable to the Board of Directors in evaluating potential acquisition candidates and securing future funding sources. He also has industry and leadership experience, having worked with companies that provide services to hospitals, physicians, payors and post-acute care, and having served on numerous boards.

Joseph A. Hastings, D.M.D., 61, is a private practice orthodontist in Mobile, Alabama. He received a B.A. degree from the University of Alabama at Birmingham and graduated from the University of Alabama at Birmingham School of Dentistry. He completed his post-doctoral training at the Louisiana State University School of Dentistry in New Orleans. Dr. Hastings brings over 30 years of experience and perspective as a health care practitioner to the Board of Directors. His career in a small practice setting is typical to that of most of the Company’s facilities and he will be able to provide advice to the Board of Directors and management about trends in both medicine and the organization and operation of physician practices.

William S. Hussey, 67, is currently retired. From 2001 through 2015, he held several positions with Community Health Systems including Division President—Division IV Operations and, most recently, Division President—Division VI Operations. In that position, Mr. Hussey managed hospitals in Florida, Georgia and South Carolina and was responsible for all Corporate and Hospital support for 37 hospitals. Mr. Hussey continues to provide certain consulting services to Community Health Systems. Prior to joining Community

Health Systems, Mr. Hussey held multiple senior operating and management positions with various health care providers, including President and CEO of Gulfside Medical Development from 1997 to 2001; President of the Tampa Division of Columbia/HCA Healthcare Corp. from 1992 to 1997; Senior Vice President of the Hospital Division for Basic American Medical from 1988 to 1992; CEO of AMI St. Joseph Hospital from 1987 to 1988. Mr. Hussey earned a B.S. degree from Nebraska Wesleyan University and a Master of Health Administration from Tulane University. Mr. Hussey brings executive leadership experience and skills and extensive industry experience to the Board of Directors. He has held several senior leadership positions at various points of his career for multiple healthcare companies, including with Community Health Systems. He also brings familiarity with the operating histories of the subsidiaries comprising the Company.

Thomas D. Miller – The principal occupation and employment experience of Mr. Miller is set forth on page 117 above. Mr. Miller brings valuable business, management and leadership experience, as well as extensive knowledge of the Company and its operations to the Board of Directors. Mr. Miller will be able to use his experience and knowledge to contribute key insights into strategic, management and operational matters to the Board of Directors.

Barbara R. Paul, M.D., 62, is a Senior Medical Advisor to Community Health Systems and in this role provides certain consulting services to Community Health Systems. Prior to her current consulting position, she was Senior Vice President and Chief Medical Officer from 2007 through 2014 at Community Health Systems, providing leadership for several hospital acquisitions and integrations and being responsible for maintaining and enhancing the company’s relationship with affiliated physicians, developing physician leaders, and providing strategic direction. Dr. Paul previously served as Senior Vice President and Chief Medical Officer for Beverly Enterprises, Inc. (now Golden Living, Inc.) from 2004 to 2006, and held various positions with CMS – Centers for Medicare & Medicaid Services from 1999 to 2004, most recently as the Director, Quality Measurement and Health Assessment Group. Before that, Dr. Paul practiced as a trained internist for 12 years in Northern California. Dr. Paul currently serves as a member of the Board of Directors of the Institute for Medical Quality, a non-profit organization devoted to improving the quality of care delivered to patients in California, and PearlPoint Cancer Support (formerly The Minnie Pearl Cancer Foundation), a nonprofit cancer support organization. Dr. Paul holds a B.S. degree in biochemistry from the University of Wisconsin, Madison, and an M.D. from Stanford University School of Medicine. Dr. Paul brings the perspective of a physician to the Board of Directors. Her experience in integrating hospitals and managing Community Health Systems’ physician relationships brings a unique perspective to the Board of Directors. She also brings practitioner insight to quality measures and reporting, electronic health record implementation, and federal government regulation of practitioner-hospital relationships.

R. Lawrence Van Horn, Ph.D., 48, is an associate professor of management and faculty director at Vanderbilt University’s Owen School of Management. He is a leading expert and researcher on healthcare management and economics. Professor Van Horn consults for national consulting firms, providers, managed care organizations, and pharmaceutical firms. Professor Van Horn also holds faculty appointments in the Vanderbilt University School of Medicine and Law School. Prior to his tenure at Owen, from 1996 to 2006, Professor Van Horn served as an associate professor of economics and management at the William E. Simon Graduate School of Business at the University of Rochester where he was responsible for their graduate programs in health administration. He currently serves on the board of Community Healthcare Trust Inc. and co-founded Health Systems Innovation Network in 1998 where he serves as Principal. Professor Van Horn holds a Ph.D. from the University of Pennsylvania’s Wharton School and an M.B.A., a Master’s in Public Health and a B.A. from the University of Rochester. Professor Van Horn brings his extensive knowledge and research into healthcare industry economics and governance to the Board of Directors. He also has unique experience with healthcare decision makers and business executives nationwide regarding healthcare policy.

Qualification of Directors

We believe our Board of Directors consists of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to our company. The Governance and Nominating

Committee will seek to ensure the Board of Directors reflects a range of talents, ages, skills, diversity and expertise sufficient to provide sound and prudent guidance with respect to our operations and interests, including (i) a reputation for the highest ethical and moral standards, (ii) good judgment, (iii) a positive record of achievement, (iv) if on other boards, an excellent reputation for preparation, attendance, participation, interest and initiative, (v) business knowledge and experience relevant to our company, and (vi) a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively.

Composition of the Board of Directors

Upon the completion of the separation, our Board of Directors will consist of eight members, a majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE.

Committees of the Board of Directors

Following the spin-off, the standing committees of our Board of Directors will include an Audit and Compliance Committee, a Compensation Committee and a Governance and Nominating Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by our Board of Directors from time to time.

Our Governance Guidelines, which we expect to adopt in connection with the spin-off, will include independence standards established by our Board of Directors to assist it in determining independence in accordance with such rules for those directors who are not also members of management. To determine whether our directors and director nominees are independent, our Board of Directors will evaluate any relationships of our directors and director nominees with the Company and the members of the Company’s management, against the independence standards that will be set forth in our Governance Guidelines and the applicable rules of the NYSE and SEC. In making its independence determinations, our Board of Directors will broadly consider all relevant facts and circumstances, including the responses of directors and director nominees to a questionnaire that will solicit information about their relationships.

Audit and Compliance Committee. The members of the Audit and Compliance Committee are expected to be Adam Feinstein (chair), James T. Breedlove and R. Lawrence Van Horn, Ph.D. The Audit and Compliance Committee will have the responsibility, among other things, to provide advice and counsel to management regarding, and to assist our Board of Directors in its oversight of: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the qualifications and independence of the Company’s independent registered public accounting firm; (iv) the performance of the Company’s internal audit function and its independent registered public accounting firm; and (v) the Company’s policy on the use of derivative products. The responsibilities of the Audit and Compliance Committee, which are anticipated to be substantially identical to the responsibilities of CHS’ Audit and Compliance Committee, will be more fully described in our Audit and Compliance Committee charter. The Audit and Compliance Committee charter will be posted on our website and will be available in print to any stockholder who requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit and Compliance Committee will be independent and financially literate. Further, the Board of Directors is expected to determine that at least one member of the Audit and Compliance Committee is an “audit committee financial expert” as defined under the applicable SEC rules.

Compensation Committee. The members of the Compensation Committee are expected to be R. Lawrence Van Horn, Ph.D (chair), James T. Breedlove, William M. Gracey and Joseph A. Hastings, D.M.D. The Compensation Committee will, among other things: (i) assist our Board of Directors in discharging its responsibilities relating to compensation of the Company’s executives; (ii) approve awards and grants and administer outstanding awards and grants of equity-based compensation arrangements to directors, employees, and others pursuant to any stock option and award plan adopted by the Company; and (iii) produce an annual report on executive compensation for inclusion in the Company’s Proxy Statement in accordance with applicable rules and regulations under the Exchange Act. The responsibilities of the Compensation Committee, which are anticipated to be substantially identical to the responsibilities of CHS’ Compensation Committee, will be more fully described in the Compensation Committee charter. The Compensation Committee charter will be posted on our website and will be available in print to any stockholder who requests it. Each member of the Compensation Committee will be a non-employee director.

Governance and Nominating Committee. The members of the Governance and Nominating Committee are expected to be James T. Breedlove (chair), Adam Feinstein, William M. Gracey and Joseph A. Hastings, D.M.D. The Governance and Nominating Committee will have the responsibility, among other things, to (i) recommend to our Board of Directors a set of corporate governance guidelines applicable to the Company; (ii) review at least annually the Company’s Governance Guidelines and make any recommended changes, additions or modifications; (iii) identify individuals qualified to become members of our Board of Directors and to select, or recommend that our Board of Directors select, the director nominees for the next annual meeting of stockholders; and (iv) assist our Board of Directors by making recommendations regarding compensation for directors; and (v) subject to Delaware law, review and approve the Company’s policies on and responses to important stockholder issues and proposals, and recommend to our Board of Directors the placement of stockholder proposals, and our board of director’s response thereto, in our proxy statement for our annual meeting of stockholders. The responsibilities of the Governance and Nominating Committee, which are anticipated to be substantially identical to the responsibilities of CHS’ Governance and Nominating Committee, will be more fully described in the Governance and Nominating Committee charter. The Governance and Nominating Committee charter will be posted on our website and will be available in print to any stockholder who requests it.

Compensation of Non-Employee Directors

Following the spin-off, director compensation will be determined by our Board of Directors with the assistance of the Compensation Committee. It is anticipated that such compensation will consist of both cash and equity-based compensation in much the same general configuration as it is currently used by CHS for the directors of CHS.

Corporate Governance

Stockholder Recommendations for Director Nominees

Our amended and restated by-laws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to our Board of Directors. We expect that our Board of Directors will evaluate stockholder recommendations of board candidates in accordance with the qualifications discussed under “Management—Director Qualification Standards.”

Corporate Governance Guidelines

Our Board of Directors is expected to adopt a set of Governance Guidelines in connection with the spin-off to assist it in guiding our governance practices. These practices will be regularly re-evaluated by our Governance and Nominating Committee in light of changing circumstances in order to continue serving the Company’s best interests and the best interests of our stockholders.

Code of Conduct

We expect to adopt a written standard of business conduct and ethics, which we call our Code of Conduct, applicable to all directors, corporate officers and employees, setting forth our expectations for the conduct of business by directors, officers and employees. We intend to post any waivers from the Code of Conduct relating to any of our officers or directors on our website.

Communicating with the Board of Directors

Our Board of Directors will adopt policies designed to allow stockholders and other interested parties to communicate directly with an individual director or with the independent or non-management directors as a group. Generally, all materials that are appropriate director communications will be forwarded to the intended recipient; however, management may simultaneously conduct an investigation of any operational, compliance, or legal matter in accordance with its established policies and procedures. Management reserves the right to reject from this process any material that is harassing, unduly offensive or otherwise not credible, or that solicits business on behalf of the sender. Following the spin-off, any of the non-management directors may be contacted by any stockholder or other interested party in the following manner:

c/o Quorum Health Corporation

Address: 1573 Mallory Lane, Suite 100

               Brentwood, Tennessee 37027

Attention: Corporate Secretary

Phone number: 615-221-1400

In the alternative, following the spin-off stockholders or other interested parties may communicate with our directors or our corporate compliance officer by accessing the Confidential Disclosure Program we expect to establish under our Code of Conduct:

Corporate Compliance and Privacy Officer

QHC

Address: 1573 Mallory Lane, Suite 100

               Brentwood, Tennessee 37027

Phone number: 615-221-1400

Director Qualification Standards

Nomination Process. The charter of the Governance and Nominating Committee will provide that it has the responsibility for the director nomination process.

Director nominees, including any director nominee who is recommended by stockholders, will be expected to have the following minimum qualifications: (i) a reputation for the highest ethical and moral standards, (ii) good judgment, (iii) a positive record of achievement, (iv) if on other boards, an excellent reputation for preparation, attendance, participation, interest and initiative, (v) business knowledge and experience relevant to the Company, and (vi) a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively.

The qualities and skills necessary in a director nominee will be governed by the specific needs of our Board of Directors at the time the Governance and Nominating Committee determines to nominate a candidate for director. The specific requirements of our Board of Directors will be determined by the Governance and Nominating Committee and will be based on, among other things, the Company’s then existing strategies and business, market and regulatory environments, and the mix of perspectives, experience and competencies then represented by the other members of our Board of Directors. The Governance and Nominating Committee will also take into account the Chief Executive Officer’s views as to areas in which management desires additional advice and counsel.

When the need to recruit a director arises, the Governance and Nominating Committee will consult the other directors and, when deemed appropriate, will utilize fee-paid third-party recruiting firms to identify potential candidates. The candidate evaluation process may include inquiries as to the candidate’s reputation and background, examination of the candidate’s experiences and skills in relation to our Board of Directors’ requirements at the time, consideration of the candidate’s independence as measured by the Company’s independence standards, and other considerations as the Governance and Nominating Committee deems appropriate at the time. Prior to formal consideration by the Governance and Nominating Committee, any candidate who passes such screening would be interviewed by the Chair of the Governance and Nominating Committee and the Chairman and the Chief Executive Officer.

Board Nominee Diversity Considerations. We expect the charter of the Governance and Nominating Committee to set forth nominating criteria that requires the committee to determine as necessary the portfolio of skills, experience, perspective and background required for the effective functioning of the Board. The most robust selection process will occur at the time a new director is being added, including upon the decision of a member of our Board of Directors that he or she will not stand for re-election at the end of a then current term. The Governance and Nominating Committee will take into account a variety of factors in selecting and nominating individuals to serve on our Board of Directors, including:

•	Our Board of Directors and the Company’s needs for input and oversight about the strategy, business, regulatory environment, and operations of the Company;

•	The management directors’ views as to areas in which additional advice and counsel could be provided by our Board of Directors;

•	The mix of perspectives, experience and competencies then represented on our Board of Directors; while this is primarily directed to the professional acumen of an individual, it may also include gender, ethnic and cultural diversity;

•	The results of our Board of Directors’ annual self-assessment process; and

•	As to incumbent directors, meeting attendance, participation and contribution, and the director’s current independence status.

The Governance and Nominating Committee will seek candidates with broad background and experience that will enable them to serve on and contribute to any of our Board of Directors’ three standing committees. Director nominees should demonstrate a strong record of integrity and ethical conduct, an absence of conflicts that might interfere with the exercise of his or her independent judgment, and a willingness and ability to represent all stockholders of the Company.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee will be composed of independent directors. We anticipate that no member of our Compensation Committee will be a former or current officer or employee of us or any of our subsidiaries. In addition, we anticipate that none of our executive officers will serve (i) as a member of the compensation committee or Board of Directors of another entity, one of whose executive officers serves on the Compensation Committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers serves on our Board of Directors. Management directors will not receive any additional compensation for their service on our Board of Directors.

EXECUTIVE COMPENSATION

As noted above, QHC is a recently formed, wholly owned subsidiary of CHS and the Compensation Committee of QHC (the “QHC Compensation Committee”) has not yet been constituted. Decisions as to the past compensation of those who will serve as QHC’s officers have been made by CHS based on its compensation practices. To the extent such officers are executive officers of CHS, the decisions have been made by the Compensation Committee of CHS (the “CHS Compensation Committee”), which is composed entirely of independent directors. Executive compensation decisions following the spin-off will be made by the QHC Compensation Committee. As explained under “The Separation and Distribution—Reasons for the Separation and Distribution,” separation from CHS will provide us with the flexibility to establish distinct compensation policies to attract, motivate and retain our executives.

Compensation information regarding our chief executive officer, chief financial officer and three most highly compensated executive officers (other than the chief executive officer and chief financial officer), based on 2015 compensation, who will be named executive officers as of the distribution date is included below. For purposes of the following Compensation Discussion and Analysis, we refer to them collectively as our “Named Executive Officers.”

Compensation Discussion and Analysis

Oversight of the Executive Compensation Program

Historically

Our Named Executive Officers currently participate in compensation programs that are established and administered on behalf of CHS by the CHS Compensation Committee and/or CHSPSC, LLC, the subsidiary of CHS that currently employs our Named Executive Officers.

CHS has an annual compensation review process under which it considers and approves base salary amounts, annual incentive awards and long-term incentive awards for its business unit executives and employees, including our Named Executive Officers. In connection with this process, the senior management team of CHS has provided recommendations regarding the compensation of our Named Executive Officers for review and approval by the CHS Compensation Committee or the CHS Chief Executive Officer, as applicable. In addition, the CHS Compensation Committee approves grants of all long-term incentive awards.

Going Forward

Following the spin-off, it is expected that the QHC Compensation Committee will retain an independent compensation consultant to provide advice and assistance in establishing compensation programs that are specifically designed to attract, motivate and retain our executives, including our Named Executive Officers. We also expect that the QHC Compensation Committee will be responsible for reviewing and approving compensation under these programs for our Named Executive Officers.

Executive Compensation Philosophy and Core Principles

Historically

CHS’ executive compensation philosophy is to develop and utilize a combination of compensation elements that reward current period performance, continued service and attainment of future goals, and is designed to encourage the retention of executive talent. The key elements of executive compensation are linked either directly or indirectly to enhancing stockholder value. Attainment of annual incentive compensation requires achievement of targets with challenging thresholds and incentive compensation for above-target performance is capped. Because not all of our Named Executive Officers were named executive officers of CHS, not all of the historical practices of CHS are applicable to them.

The core principles applied by CHS in implementing this philosophy are to provide a mix of compensation vehicles that generates a compensation package that is competitive, rewards from both a short-term and long-term perspective, the attainment of performance and growth objectives, aligns the interests of executive management with stockholders and retains and attracts valuable executive talent. While consistency of application of these principles is a goal, sufficient flexibility is maintained to ensure that the overall philosophical intent of the executive compensation program is achieved.

The elements used by CHS during 2015 included:

•	Annual cash and other compensation;

•	Annual incentive cash compensation that is predominantly at risk, performance-based, and tied to the attainment of CHS’ growth objectives;

•	Longer-term incentive awards of stock-based compensation that are predominately performance-based and, accordingly, are at risk, further aligning the interests of executive management with maximization of long-term stockholder value; and

•	Provision of longer range savings, retirement and other benefits, including appropriate perquisites, that encourage the retention of the most experienced and talented executives through their most productive and valuable years of employment service.

The CHS executive compensation policy seeks to achieve a target of allocating total direct compensation among the at-risk elements of the compensation program utilized by CHS to provide an overall compensation structure that is balanced and competitive. Variations in pay levels for executives are based on factors such as competition, individual performance, level of responsibility and company performance.

In establishing performance-based targets for cash incentive compensation to its executive officers, CHS sets targets that are (a) indexed to CHS’ attainment of its budgeted operating performance, which corresponds to its guidance to investors reflected in CHS’ earnings release issued in February of each year, and (b) linked, if applicable, to an individual executive’s specific area of oversight. The target performance-based incentive compensation plan for each executive provides both significantly reduced payments for underachievement, as well as overachievement opportunity.

Going Forward

Following the spin-off, it is expected that the QHC Compensation Committee will adopt programs with objectives, principles and components that appropriately reflect our business needs and strategy.

Components of the Executive Compensation Program

Base Salary

Historically

Base salary is the basic element of the employment relationship and is designed to compensate the executive for his or her day-to-day performance of duties. The amount of base salary distinguishes individuals’ level and responsibility within the organization. Exceptional performance and contribution to the growth and greater success of the organization are rewarded through other compensation elements.

Going Forward

We currently anticipate that pursuant to the Employee Matters Agreement, at the distribution date, our Named Executive Officers and all other employees of subsidiaries of QHC will continue their employment at their then current rates of pay.

It is expected that the QHC Compensation Committee will adopt similar principles and approaches as CHS has with respect to base salary.

Cash Incentive Compensation

Historically

CHS makes cash incentive compensation awards to its executive officers pursuant to CHS’ stockholder-approved 2004 Employee Performance Incentive Plan. Cash incentive compensation awards are intended to align employees’ interests with the goals and strategic initiatives established by CHS and to reward employees for their contributions during the period to which the incentive award relates. Cash incentive compensation awards are “at risk” if targeted performance is not attained.

For each executive officer that was also an executive officer of CHS, the individual’s target plan includes two or more budgeted goals, and for each goal, there is an underachievement and overachievement opportunity. CHS’ goals based on budgeted operating performance correspond to CHS’ annual guidance to investors reflected in CHS’ earnings release issued in February of each year. The risk of not attaining the goals is substantial. For 2015, CHS’ goals were as follows:

•	The EBITDA target was $3.0600 billion (with a minimum of $2.7540 billion, which would have yielded 50% of bonus amount linked to this objective),

•	The Continuing Operations EPS target was $3.50 per share (with a minimum of $3.20, which would have yielded 50% of bonus amount linked to this objective), and

Each goal target is scaled to achieve a partial award for less than targeted performance or above target award for exceptional performance. For example, for each 1% decrease in the CHS EBITDA achievement, the award percentage amount was reduced by 5%, so that at 90% of target attainment, 50% of the specified award percentage would have been paid. However, no awards are paid when the CHS EBITDA achievement is below 90% of target attainment. On the other hand, if the target for CHS EBITDA had been exceeded, the named executive officer that was also an executive officer of CHS would have received an additional 1% of their base salary for each 1% over the target, up to an additional 10%, limited to the plan maximum for the individual officer.

For 2015, the targeted goals were met as follows: CHS EBITDA — 87% and Continuing Operations EPS — 66%. For the Named Executive Officers, the attainment for other defined goals varied depending upon, among other things, the hospital operations within the applicable division or the achievement of other individual goals as set forth in the table below.

For 2015, for each component of the non-equity incentive plan compensation, the targeted award, expressed as a percentage of base salary, for each Named Executive Officer along with the maximum incentive award attainable are set forth in the table below. Position titles refer to each Named Executive Officer’s title at CHS in 2015.

		Non-equity Incentive Plan Compensation (expressed as a percentage of base salary)
		Target	Attainment
Thomas D. Miller	Corporate Consolidated EBITDA	25.0%	0%
Division President – Division V Operations	Corporate Consolidated EPS	10.0%	0%
	Division Hospital EBITDA	70.0%	0%
	Division Hospital EBITDA Margin Improvement	4.0%	0%
	Division Hospital Revenue	6.0%	2%
	Division Hospital Same-Store Adjusted Admissions Growth	5.0%	4%
	Clinic Operating Results	10.0%	0%

	Target	130.0%	6%
	Performance Improvement Awarded	10.0%	10%
	Overachievement of CHS goals	10.0%	0%

	Total Achievement	—	16%

	Total Achievement Limited to Maximum Award Attainable	150.0%	16%

Michael J. Culotta	Corporate Consolidated EBITDA	50.0%	0%

Vice President – Investor Relations	Target	50.0%	0%
	Individual Performance Goals	10.0%	10%

	Total Achievement	—	10%

	Total Achievement Limited to Maximum Award Attainable	60.0%	10%

Martin D. Smith	Corporate Consolidated EBITDA	25.0%	0%
Division President – Division III Operations	Corporate Consolidated EPS	10.0%	0%
	Division Hospital EBITDA	70.0%	0%
	Division Hospital EBITDA Margin Improvement	4.0%	0%
	Division Hospital Revenue	6.0%	0%
	Division Hospital Same-Store Adjusted Admissions Growth	5.0%	0%
	Clinic Operating Results	10.0%	0%

	Target	130.0%	0%
	Performance Improvement Awarded	10.0%	7%
	Overachievement of CHS goals	10.0%	0%

	Total Achievement	—	7%

	Total Achievement Limited to Maximum Award Attainable	150.0%	7%

		Non-equity Incentive Plan Compensation (expressed as a percentage of base salary)
		Target	Attainment
James M. Hayes	Corporate Consolidated EBITDA	6.0%	0%
Vice President, Operations—Division III	Corporate Consolidated EPS	6.0%	0%
	Division Hospital EBITDA	30.0%	0%
	Division Hospital EBITDA Margin Improvement	5.0%	0%
	Division Hospital Revenue	5.0%	0%
	Division Hospital Same-Store Adjusted Admissions Growth	5.0%	0%
	Clinic EBITDA	3.0%	0%

	Target	60.0%	0%
	Overachievement of CHS goals	5.0%	0%

	Total Achievement	—	0%

	Total Achievement Limited to Maximum Award Attainable	65.0%	0%

R. Harold McCard, Jr.	Corporate Consolidated EBITDA	40.0%	0%

Vice President and Deputy General Counsel	Target	40.0%	0%
	Individual Performance Goals	10.0%	10%

	Total Achievement	—	10%

	Total Achievement Limited to Maximum Award Attainable	50.0%	10%

CHS did not undertake a statistical analysis to quantify how difficult it would be to achieve the relevant targets used to determine cash incentive compensation awards.

Since the distribution date will occur after December 31, 2015, the 2015 cash incentive compensation awards for each of our Named Executive Officers will have been earned (to the extent plan targets have been achieved) during their employment with CHS. The payment of these awards, if any, will be made by CHS prior to the distribution.

Going Forward

It is expected that the QHC Compensation Committee will adopt a cash incentive program that will be designed to reflect measures, targets and goals reflective of our business and our strategic objectives.

Long-term Incentives

Historically

Equity awards are designed to reward the executives for their longer-term contributions to the success and growth of CHS and are directly linked to maximizing stockholder value. They also serve as a key retention tool, bridging annual base salary and incentive compensation payments to retirement and other end-of-service compensation benefits. Long-term incentives comprise a very important part of CHS’ executive compensation program.

Equity-based incentive awards are made pursuant to CHS’ 2009 Stock Option and Award Plan. This plan provides for a wide variety of stock-based compensation awards, including incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance awards and other share-based awards. CHS has historically only made awards to officers and employees in the form of non-qualified stock options and restricted stock, as these types of awards are most consistently used by CHS’ peer group and are thus deemed to provide the most competitive compensation element for long-term incentive compensation.

Under CHS’ compensation philosophy, all grants of both non-qualified stock options and restricted stock awards vest in one-third increments on each of the first three anniversary dates of the grant date, intending to align this compensation program element with the interests of investors. CHS reviews and adjusts annually the size and mix of award types. The restricted stock awards granted to CHS’ named executive and certain other officers are subject to performance-based restrictions, and these awards are forfeited in their entirety if the performance measures for the relevant calendar year are not attained. To the extent that performance measures for the grants in a given year are attained, such grants are also subject to time-based restrictions, which lapse in one-third increments on each of the first three anniversaries of the applicable grant date.

The 2015 performance-based restricted stock awards granted to CHS’ executive officers were subject to the satisfaction of one of two performance measures, either 75% of the low-end target range of 2015 earnings per share from continuing operations, or the attainment of 90% of the 2015 net operating revenue low-end target range, both as projected in CHS’ earnings release in February 2015. These awards would have been forfeited in their entirety if neither target was attained, but since one of the targets was attained, the performance-based criteria were met and the awards’ time-based restrictions lapse in one-third increments on each of the first three anniversary dates of the grants.

In connection with CHS’ acquisition of HMA in 2014, the CHS Compensation Committee crafted a special, one-time equity grant of performance-based restricted stock awards (the “HMA Synergy Awards”) to CHS’ executive officers, which are subject to the achievement of specific targeted levels of synergies in the first two years following CHS’ acquisition of HMA. The HMA Synergy Awards have both performance and time vesting components.

The terms of the HMA Synergy Awards are as follows:

•	If $80 million in synergies (the “2014 Synergy Target”) were attained in the first measurement period (February 1, 2014 through January 31, 2015), then the performance restrictions and time-based restrictions would lapse on one-third (1/3) of each award on the first anniversary of the grant date (i.e., March 1, 2015).

•	CHS attained the 2014 Synergy Target and thus, the performance restrictions and time-based restrictions lapsed on one-third (1/3) of each award on March 1, 2015.

•	Following the attainment of the 2014 Synergy Target, the remaining two-thirds (2/3) of the award “carried over” until it was determined if the “Combined Synergy Target” (defined below) was attained.

•	There were two opportunity levels for the Combined Synergy Target:

¡	If the synergies attained for the period from February 1, 2014 through January 31, 2016 totaled between $150 million and $200 million, then one half (1/2) of each award would be earned. The other one-half (1/2) of each award would be forfeited.

¡	If the synergies attained for the period from February 1, 2014 through January 31, 2016 totaled $200 million or more, the full amount of each award would be earned.

¡	If the synergies attained for the period from February 1, 2014 through January 31, 2016 had totaled less than $150 million, the remaining two-thirds (2/3) of the award would have been forfeited.

•

From February 1, 2014 through January 1, 2016, CHS attained synergies in excess of $200 million and thus, the full amount of each award was earned; therefore, the performance restrictions lapsed for the remainder of each award on March 1, 2016, and the time-based restrictions on one-third (1/3) of each award lapsed on that date. The time-based restrictions on the remaining one-third (1/3) of each award will lapse on March 1, 2017.

Going Forward

All outstanding long-term incentive awards provided by CHS will continue for our Named Executive Officers and our other employees holding such awards. As provided in the Employee Matters Agreement, the outstanding options to purchase CHS stock held by current and former CHS and QHC employees at the time of the distribution will remain outstanding and be exercisable according to their terms until their stated expiration date. The exercise price of those options will be appropriately adjusted to reflect the intrinsic value of such awards at the time of the spin-off. Unvested CHS options held by QHC employees will vest through such QHC employees’ continued service with QHC. CHS and QHC employees who hold CHS restricted stock awards will receive, as a result of the spin-off, restricted stock awards for the number of whole shares (rounded down) of QHC common stock that they would have received as a shareholder of CHS if the underlying CHS stock were unrestricted. The QHC restricted stock awards received by CHS and QHC employees in the spinoff will continue to vest on the same terms as the CHS restricted stock awards to which they relate. CHS restricted stock unit awards will be appropriately adjusted by increasing the number of shares of CHS stock subject to restricted stock unit awards by an amount of whole shares (rounded down) necessary to preserve the intrinsic value of such awards at the time of the spin-off by increasing the number of CHS restricted stock units held.

It is expected that the QHC Compensation Committee will review CHS’ long-term incentive program and determine the appropriate structure and mix of awards for our business needs. Similar to CHS, we expect to deliver awards of performance-based restricted stock awards to our Named Executive Officers; however, the measures to be used to determine our long-term performance may differ.

Employment Contracts; Change in Control Severance Agreements

Historically

None of CHS’ executive officers have a written employment agreement with CHS or any of its subsidiaries. Since 2007, each officer of CHS, including Messrs. Miller and Smith (collectively, the “Covered Executives”), has been a party to a change in control severance agreement (a “CIC Agreement”) with CHS. The CIC Agreements are considered “double trigger” agreements and require both the occurrence of a change in control of CHS and a termination of employment for any benefits to become payable. The CIC Agreements provide for certain compensation and benefits in the event of termination of a Covered Executive’s employment during the period following a change in control of CHS (as defined in the CIC Agreements), (A) by CHS, other than as a result of the Covered Executive’s death or disability within thirty-six (36) months of the change in control or (B) by the Covered Executive, upon the happening of certain “good reason” events within twenty-four (24) months of the change in control, including (i) certain changes in the Covered Executive’s title, position, responsibilities or duties, (ii) a reduction in the Covered Executive’s base salary, (iii) certain changes in the Covered Executive’s principal location of work, (iv) the failure of CHS to perform its obligations under or to continue in effect any material compensation or benefit plan or (v) certain other employer actions that would cause the Covered Executive to lose the benefits of the CIC Agreement. The thirty-six (36) and twenty-four (24) month time periods described in the preceding sentence apply to the CIC Agreements for CHS’ Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the Presidents, the Executive Vice Presidents, Division Presidents and each Senior Vice President. For the CIC Agreements with each Vice President of CHS, the applicable time periods are twenty-four (24) and twelve (12) months, respectively. All CIC Agreements entered into since 2009 do not contain any tax “gross-up” provisions.

Compensation and benefits payable under the CIC Agreements include, in the event of a qualifying termination of employment, a lump sum payment equal to the sum of (i) unpaid base pay, (ii) accrued but unused paid vacation or sick pay and unreimbursed business expenses, (iii) any other compensation or benefits in accordance with the terms of CHS’ existing plans and programs, (iv) a pro rata portion of incentive bonus that would have been earned by the Covered Executive for the year of termination based on actual performance and (v) a lump sum equal to the sum of three (3) times (two (2) times, in the case of each Vice President of CHS) the sum of base salary and the higher of (A) the highest incentive bonus earned during any of the three (3) fiscal years prior to the fiscal year in which the Covered Executive’s termination of employment occurs or, if greater, the three fiscal years prior to the fiscal year in which change in control occurs and (B) the target incentive bonus for the fiscal year in which the Covered Executive’s termination of employment occurs assuming the performance objectives were met in full. The Covered Executives will also be entitled to continuation of certain health and welfare benefits for thirty-six (36) months following termination (twenty-four (24) months in the case of each Vice President) and reimbursement of up to $25,000 for outplacement counseling and related benefits.

In addition, the Covered Executives (with agreements entered into before 2009) will be entitled to receive certain “gross up” payments to offset any excise tax imposed by Section 4999 of the IRC on any payment or distribution by CHS to or for their benefit, including under any stock option, restricted stock or other agreement, plan or program; provided, however, that if a reduction in such payments or distributions by 10% or less would cause no excise tax to be payable, then the payments and distributions to the Covered Executive will be reduced by that amount and no excise tax gross up payment will be paid. As noted above, CIC Agreements entered into since 2009 do not contain any tax “gross-up” provisions.

Going Forward

The CIC Agreements described above will not be triggered as a result of the spin-off and we currently anticipate that, in connection with the spin-off, QHC initially will assume these CIC Agreements, including the obligations described above, with respect to QHC officers that are party to a CIC Agreement.

It is expected that the QHC Compensation Committee will consider the adoption or modification of appropriate employment and/or change in control severance arrangements for our Named Executive Officers as part of a competitive compensation package. The specific terms of such arrangements have not yet been determined.

Benefits

Historically

CHS’ executive officers, including our Named Executive Officers, are each eligible to participate in various customary benefit plans for health, dental, vision, life insurance, long-term disability and retirement savings (401(k)) sponsored by wholly-owned subsidiaries of CHS. The executive officers are eligible to participate in such plans on the same basis (i.e., benefits, premium amounts and co-payment deductibles) as the other full-time employees of CHS who are eligible to participate in such plans. CHS’ executive officers, including our Named Executive Officers, also participate in or receive additional benefits described below, which are competitive with the benefits provided to executives of other companies.

Going Forward

As provided in the Employee Matters Agreement, the tax-qualified retirement benefit plans established and maintained by CHS for the benefit of QHC employees, along with the plan providing welfare benefits to the QHC employees, will be replicated by QHC prior to the spin-off for the benefit of QHC employees. QHC employee balances in the CHS tax-qualified retirement benefit plans will be transferred to the respective QHC plans.

The QHC Compensation Committee will review the benefits that our Named Executive Officers received in connection with their employment with CHS. While we expect that QHC will initially provide the same benefits as those provided by CHS immediately prior to the spin-off; however, QHC will be entitled to change these benefits in the future.

Retirement and Deferred Compensation Benefits

Historically

CHS’ executive officers, including certain of our Named Executive Officers, have been eligible to participate in a Supplemental Executive Retirement Plan (the “SERP”), which is a non-qualified deferred compensation plan under Section 409A of the IRC.

Effective January 1, 2003, CHS adopted the SERP for the benefit of its officers. This plan is a non-contributory non-qualified defined benefit plan that provides for the payment of benefits from the general funds of CHS. The CHS Compensation Committee administers this plan and all determinations and decisions made by the CHS Compensation Committee are final, conclusive and binding upon all participants. In particular, the defined benefit provided under the SERP is intended to supplement the incentives provided by the other elements of the CHS executive compensation program, for which the maximum provision of benefits is limited to three years.

The SERP generally provides that, when a participant retires after his or her normal retirement date (age 65), he or she will be entitled to receive a single lump-sum payment based on the actuarially-determined monthly income payment based on a monthly calculation of (i) the participant’s Annual Retirement Benefit, reduced by (ii) the participant’s monthly amount of Social Security old age and survivor disability insurance benefits payable to the participant commencing at his or her unreduced Social Security retirement age.

For this purpose, the “Annual Retirement Benefit” means an amount equal to the sum of the participant’s compensation for the highest three years out of the last five full years of service preceding the participant’s termination of employment, divided by three, then multiplied by the lesser of (i) 60% or (ii) a percentage equal to 2% multiplied by the participant’s years of service. Employees who retire prior to the normal retirement date or with fewer than 30 years of service receive a reduced benefit. Generally, named executive officers receive one year of credited service for each year of actual service.

In the event of a change in control of CHS, all participants who have been credited with five or more years of service will be credited with an additional three years of service (not to exceed the maximum of 30 years of service) for purposes of determining their benefit under the SERP. In addition, the benefit accrued by any such participant will become fully vested and be paid out as soon as administratively feasible in a single lump sum payment following such change in control. Upon such payment to all participants, the SERP will terminate.

CHS’ executive officers, including our Named Executive Officers, have also been eligible to participate in and contribute to CHS’ Deferred Compensation Plan, which is also a non-qualified deferred compensation plan under Section 409A of the IRC. Mr. Miller has also been eligible to participate in and contribute to another CHS non-qualified plan under Section 409A of the IRC, the CHS NQDCP. Employees’ voluntary contributions to these plans are tax deferred, but are subject to the claims of the general creditors of CHS. A separate Supplemental 401(k) Plan also exists, but employees are no longer eligible to contribute additional amounts to the non-qualified Supplemental 401(k) Plan. The individual account balances remaining in these plans are eligible for investment earnings to the executive officers and employees. These plans do not play a significant role in CHS’ executive compensation program. Effective since 2009, no contributions are made by CHS to the Deferred Compensation Plan and the executive officers are limited to the matching provisions of the CHS tax-qualified 401(k) plan in which they participate.

Going Forward

As with the tax qualified employee plans, both (1) a SERP, and (2) a non-qualified defined contribution deferred compensation plan will be established for QHC executives. The liabilities for our Named Executive Officers and other executives of QHC that are presently maintained in the CHS non-qualified deferred compensation plans will be transferred to the corresponding QHC deferred compensation plans.

The QHC Compensation Committee will review the retirement and deferred compensation benefits that our Named Executive Officers received in connection with their employment with CHS. We expect that we will provide deferred compensation benefits similar to those provided by CHS immediately prior to the spin-off.

Perquisites

Historically

CHS provides very little in the way of perquisites to its executive officers, including our Named Executive Officers, and operates under the belief that benefits of a personal nature or those which are not available to the other employees of CHS should be funded from the executives’ personal funds.

Group-term life insurance is provided for each of CHS’ executive officers in an amount equal to four times the individual’s base salary.

CHS operates aircraft to facilitate the operation and management of its business. From time to time, CHS’ named executive officers are permitted to use CHS’ aircraft for their personal use, however, there was no personal use of CHS’ aircraft by our Named Executive Officers during 2015.

Going Forward

The QHC Compensation Committee will review the perquisites that our Named Executive Officers received in connection with their employment with CHS and evaluate market practice and determine which, if any, perquisites will be provided to our Named Executive Officers.

Termination of Service and Severance Arrangements

Historically

CHS’ severance policy provides that its executive officers, including Messrs. Miller and Smith, are entitled to receive twenty-four (24) months of their base salary. In addition, upon a termination without cause, each of the CHS executive officers would be entitled to receive a pro-rated portion of their cash incentive compensation for the year of termination (based on actual results, when determined) and under their restricted stock award agreements, the lapse schedule is fully accelerated. Upon termination, the executive officers are entitled to continuation health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act by so electing and paying the then active employee premium amount. The period of this benefit is equal to the number of months of severance payment, i.e., twenty-four (24) months for CHS’ executive officers. The CHS severance policy provides for proportionately lower severance benefits for its other officers and senior-ranking employees, including Messrs. Culotta, Hayes and McCard (i.e., nine (9) months of base salary and continuation health insurance coverage), prorated bonus, and full acceleration of unvested restricted stock awards.

As described above, each of CHS’ executive officers, including Messrs. Miller and Smith, is party to a CIC Agreement, which provides benefits only upon both a change in control of CHS and qualifying termination of employment. In the event that a CHS executive officer is entitled to receive payment pursuant to his or her CIC Agreement, that executive officer will not be eligible to participate in CHS’ severance policy.

In addition to the benefits payable under the life insurance policy or the long-term disability policy described above, in the event an executive officer, including a Named Executive Officer, dies or is permanently disabled while in the employ of CHS, vesting is fully accelerated for all grants under CHS’ 2009 Stock Option and Award Plan.

Going Forward

As previously discussed, the CIC Agreements described above will not be triggered as a result of the spin-off and we currently anticipate that QHC initially will assume the CIC Agreement with respect to any QHC officer that is party to a CIC Agreement, including Messrs. Miller and Smith.

It is expected that the QHC Compensation Committee will consider the adoption or modification of appropriate severance arrangements for our Named Executive Officers as part of a competitive compensation package. The specific terms of such arrangements have not yet been determined.

Additional Executive Compensation Policies

Stock Ownership Policies

Historically

The Community Health Systems Stock Ownership Guidelines align the interests of its directors and executive officers with the interests of stockholders and promote CHS’ commitment to sound corporate governance. Compliance with these guidelines is monitored by CHS’ Governance and Nominating Committee. The guidelines apply to CHS’ non-management directors and the following officers, in the indicated multiples of either an officer’s base salary or a non-management director’s annual cash stipends, as applicable, at the time the participant becomes subject to the guidelines:

Position with CHS	Value of Common Stock Owned
Chairman/Chief Executive Officer	5.0x
Non-Management Members of CHS’ Board of Directors	5.0x
Other Officers named in the Proxy Statement and Executive Vice Presidents	3.0x
Other Officers above Vice President	1.5x
Vice Presidents	1.0x

Officers and directors of CHS subject to these guidelines are expected to achieve their respective ownership levels within five (5) years of becoming subject to the guidelines (and an additional five (5) years in the event of a promotion to a higher guideline). Once achieved, ownership of the guideline amount must be maintained for as long as the individual is subject to these Stock Ownership Guidelines. All officers and directors, including those of our Named Executive Officers who were subject to these guidelines, were in compliance with the Stock Ownership Guidelines as of December 31, 2015.

Going Forward

We expect share ownership guidelines for our officers and directors to be developed in consultation with the QHC Compensation Committee and/or Governance and Nominating Committee, taking into account market practice.

Prohibition on Pledging and Speculative Stock Transactions

Historically

CHS considers it inappropriate for any director or executive officer to enter into speculative transactions involving CHS securities. Therefore, CHS’ insider trading policy prohibits directors and executive officers from trading in any put or engaging in any short sale or other hedging transaction (including a short sale “against the box”) or equity swap of CHS securities, or trading in any call or other derivative on CHS securities. The insider trading policy also prohibits any director or executive officer from pledging CHS securities, including holding such securities in a margin account.

Going Forward

We expect to adopt a similar practice with respect to prohibiting the entry by any director or executive officer of QHC into speculative transactions involving our securities.

Risk Assessment of Executive Compensation

Historically

During 2015, the CHS Compensation Committee, with CHS management and the CHS Compensation Committee’s compensation consultant, conducted its regular assessment of the risk levels of CHS’ executive compensation programs. As part of this assessment, the CHS Compensation Committee reviewed CHS’ compensation programs for certain design features identified by the CHS Compensation Committee and its advisors as having the potential to encourage excessive risk-taking, and considered CHS’ compensation programs in light of CHS’ key enterprise and business strategy risks. The CHS Compensation Committee believed that CHS’ compensation programs were designed so that they did not include compensation mix overly weighted toward annual incentives, highly leveraged short-term incentives, uncapped or “all or nothing” bonus payouts or unreasonable performance goals. The CHS Compensation Committee also noted several design features of CHS’ cash and equity incentive programs that the CHS Compensation Committee believed reduce the likelihood of excessive risk-taking, including the use of balanced performance metrics, maximum payouts at levels deemed appropriate, a carefully considered peer group to assure CHS’ compensation practices are measured and appropriately competitive, and significant long-term incentives that promote longer-term goals and reward sustainable stock, financial and operating performance, especially when combined with CHS’ executive stock ownership guidelines. Additionally, CHS’ executive compensation “clawback” policy allows CHS to recover bonus payments and certain equity awards under certain circumstances, and compliance and ethical behaviors of CHS’ executive officers are factors considered in all performance and bonus assessments. Based on its assessment, the CHS Compensation Committee believed that CHS’ compensation programs do not motivate risk-taking that could reasonably be expected to have a materially adverse effect on CHS.

Going Forward

We expect that the QHC Compensation Committee will take into account risk-management practices and risk-taking incentives as it considers and develops our employee and executive compensation programs. We anticipate the QHC Compensation Committee will adopt (a) a risk assessment process relating to compensation policies and practices in accordance with market practices and (b) an Erroneously Awarded Compensation Recovery Policy (as finally adopted by the SEC).

Tax Considerations

Historically

CHS aims to design the performance-based compensation paid to its named executive officers so that it will satisfy the requirements for deductibility under Section 162(m) of the IRC. The CHS Compensation Committee considers Section 162(m) when making compensation decisions, but other considerations, such as providing CHS’ executive officers with competitive and adequate incentives to remain with CHS and increase CHS’ business operations, financial performance and prospects, as well as rewarding extraordinary contributions, also significantly factor into the CHS Compensation Committee’s decisions. In this regard, the CHS Compensation Committee believes that stockholder interests are best served if it retains discretion and flexibility in awarding compensation to CHS’ executive officers, and the CHS Compensation Committee has approved and may approve payment of compensation that is outside the deductibility limitation of Section 162(m).

Going Forward

We expect the QHC Compensation Committee to adopt a similar practice with respect to minimizing the adverse effect of Section 162(m) on the deductibility of compensation expense following the spin-off.

FASB Accounting Standards Codification Topic 718 (“ASC 718”)

Historically

ASC 718 requires a public company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. CHS’ equity awards to its executive officers are structured to comply with the requirements of ASC 718. To maintain the appropriate equity accounting treatment, CHS takes such accounting treatment into consideration when designing and implementing its compensation programs.

Going Forward

We expect to adopt a similar practice with respect to designing and implementing our compensation programs to comply with the requirements of ASC 718.

Summary Compensation Table

None of our Named Executive Officers were named executive officers of CHS during 2015 or 2014 and only Mr. Miller was a named executive officer of CHS during 2013. Accordingly, the following table includes information regarding our Named Executive Officers’ total compensation earned during only the years ended December 31, 2015 and 2014, except 2013 information is also included with respect to Mr. Miller. This table is prepared in accordance with SEC regulations and does not reflect the actual value of any stock-based compensation that might be realized by any executive. Position titles refer to each Named Executive Officer’s title at CHS in 2015.

				Plan-Based Awards		Non-equity Incentive Plan Compensation ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total Compensation ($)
Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (1)	Restricted Stock Awards ($) (2)	Option Awards ($) (3)
Thomas D. Miller Division President–Division V Operations	2015 2014 2013	675,000 650,000 612,000	13,500 50,000 —	1,698,200 1,452,850 1,042,750	— — —	108,000 614,250 442,966	348,758 332,149 281,979	18,290 21,952 22,865	2,861,748 3,121,201 2,402,560

Michael J. Culotta Vice President–Investor Relations	2015 2014	315,000 300,000	50,000 15,000	291,120 124,530	— —	31,501 165,000	— —	20,511 47,852	708,132 652,382

Martin D. Smith Division President–Division III Operations	2015 2014	580,000 560,000	— —	1,698,200 1,452,850	— —	40,600 672,005	190,196 197,883	9,886 12,343	2,518,882 2,895,081

James M. Hayes Vice President, Operations–Division III	2015 2014	360,000 348,543	20,000 —	291,120 249,060	— —	— 153,010	— —	11,305 10,236	682,425 760,849

R. Harold McCard, Jr. Vice President and Deputy General Counsel	2015 2014	276,000 264,000	10,000 10,000	291,120 166,040	— —	27,601 118,805	— —	12,309 11,957	617,030 570,802

(1)	Amounts represent cash-based salary and bonus compensation before any deferrals under CHS’ deferred compensation plans.
(2)	The dollar amounts shown in this column represent the fair value of restricted shares on their respective grant dates: March 1, 2015 ($48.52 per share), March 1, 2014 ($41.51 per share), and February 27, 2013 ($41.71 per share). The grant date fair value of restricted shares included in the table above is based on a 100 percent probability of meeting the performance conditions. The grant date fair value was computed in accordance with ASC 718. The market value for the restricted stock awards on their respective first vesting dates were as follows: $15.43 per share on March 1, 2016 for awards granted on March 1, 2015, $48.52 per share on March 1, 2015 for awards granted on March 1, 2014, and $42.25 per share on February 27, 2014 for awards granted on February 27, 2013.
(3)	No options were granted in 2013, 2014 and 2015.
(4)	Amounts represent the actuarial increase in the present value of the named executive officer’s benefit under the SERP using interest rate and mortality rate assumptions consistent with those used in CHS’ financial statements and includes amounts which the named executive officers may not currently be entitled to receive because such amounts are not vested. The non-qualified deferred compensation plan earnings contained no above-market or preferential portion of earnings for 2015, 2014 or 2013.
(5)	All Other Compensation for the year ended December 31, 2015 consists of the following:

Name	Long-Term Disability Premiums ($)	401(k) Plan Employer Matching Contributions ($)	Life Insurance Premiums ($)
Thomas D. Miller	4,566	7,950	5,774
Michael J. Culotta	3,037	7,950	9,524
Martin D. Smith	1,655	7,950	281
James M. Hayes	861	7,950	2,494
R. Harold McCard, Jr.	1,441	7,950	2,918

Grants of Plan-Based Awards

The following table sets forth information regarding restricted stock awards granted under CHS’ 2009 Stock Option and Award Plan, as amended and restated in 2014, including the grant date fair value of these awards, and the range of potential non-equity incentive plan awards granted under the 2004 Employee Performance Incentive Plan for our Named Executive Officers for the year ended December 31, 2015. There can be no assurance that the grant date fair value of restricted stock awards will ever be realized.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units ($)	All Other Option Awards: Number of Securities Underlying Options ($)	Exercise or Base Price of Option Awards Per Share ($)	Grant Date Fair Value of Stock and Option Awards ($)(4)
Name	Grant Date		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas D. Miller	—		—	877,500	1,012,500	—	—	—	—	—	—	—
	3/1/2015	(2)	—	—	—	—	35,000	35,000	—	—	—	1,698,200
Michael J. Culotta	—		—	189,000	189,000	—	—	—	—	—	—	—
	3/1/2015	(3)	—	—	—	—	—	—	6,000	—	—	291,120
Martin D. Smith	—		—	754,000	870,000	—	—	—	—	—	—	—
	3/1/2015	(2)	—	—	—	—	35,000	35,000	—	—	—	1,698,200
James M. Hayes	—		—	216,000	234,000	—	—	—	—	—	—	—
	3/1/2015	(3)	—	—	—	—	—	—	6,000	—	—	291,120
R. Harold McCard, Jr.	—		—	138,000	138,000	—	—	—	—	—	—	—
	3/1/2015	(3)	—	—	—	—	—	—	6,000	—	—	291,120

(1)	Actual payments under these awards are reflected in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table for 2015. For a further discussion, See “Executive Compensation – Compensation Discussion and Analysis – Cash Incentive Compensation.”
(2)	With respect to this March 1, 2015 grant of restricted stock, the performance measure was the achievement of 90% of the low end of the range of projected net revenues for 2015 as stated in CHS’ February 2015 earnings release. If the performance criteria are met, the awards time-based restrictions will lapse in equal one-third increments on each of the first three anniversaries of the grant date.
(3)	With respect to this March 1, 2015 grant of restricted stock, the awards time-based restrictions lapse in equal one-third increments on each of the first three anniversaries of the grant date.
(4)	Represents the grant date fair value calculated under ASC 718. The grant date fair value of each restricted share is $48.52, which was the closing market value of the shares of the CHS Common Stock on March 1, 2015, the date of grant. The closing market value of the shares of CHS’ Common Stock at December 31, 2015 was $26.53.

Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding stock option awards classified as exercisable and unexercisable and unvested restricted stock awards as of December 31, 2015 for our Named Executive Officers.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#) (1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Thomas D. Miller	10,000	—	—	$37.9600	2/22/2021
	8,000	—	—	$21.0700	2/15/2022	25,001	663,277	41,667	1,105,426
Michael J. Culotta	—	—	—	—	—	9,667	256,466
Martin D. Smith	1,500	—	—	$32.2800	2/26/2018
	10,000	—	—	$33.9000	2/23/2020
	10,000	—	—	$37.9600	2/22/2021
	8,000	—	—	$21.0700	2/15/2022	25,001	663,277	41,667	1,105,426
James M. Hayes	1,000	—	—	$37.9600	2/22/2021
	1,000	—	—	$21.0700	2/15/2022	11,334	300,691	—	—
R. Harold McCard, Jr.	—	—	—	—	—	11,001	291,857	—	—

(1)	These options were fully vested as of December 31, 2015.
(2)	The dollar value in the table above represents the market value of shares of CHS’ common stock on December 31, 2015 ($26.53 per share) and consists of unvested awards from the following grants set forth in the table below.

Name	Date Granted	Unvested Restricted Shares
Thomas D. Miller	2/27/2013	8,334
	3/1/2014	16,667
	3/1/2014	6,667
	3/1/2015	35,000
Michael J. Culotta	12/11/2013	1,667
	3/1/2014	2,000
	3/1/2015	6,000
Martin D. Smith	2/27/2013	8,334
	3/1/2014	16,667
	3/1/2014	6,667
	3/1/2015	35,000
James M. Hayes	2/27/2013	1,334
	3/1/2014	4,000
	3/1/2015	6,000
R. Harold McCard, Jr.	2/27/2013	667
	8/5/2013	1,667
	3/1/2014	2,667
	3/1/2015	6,000

Vesting for the HMA Synergy Award (the restricted stock award in the amount of 10,000 restricted shares granted to Messrs. Miller and Smith on March 1, 2014) is determined based on achievement of the defined synergy targets during the first and second year after the acquisition. One-third of the shares in those awards were earned at March 1, 2015 based on the achievement of the first level of synergy targets. Further discussion of the levels of earning and vesting in those awards is included in the executive compensation discussion and analysis beginning on page 125. Vesting for all other awards occurred or will occur, subject to the terms of the CHS 2009 Stock Option and Award Plan, as amended and restated in 2014, in one-third increments on each of the first three (3) anniversaries of the dates of grants for grants on February 27, 2013, August 5, 2013, December 11, 2013, March 1, 2014 and March 1, 2015. The market values set forth in the table above assume all applicable performance and all vesting criteria will be met.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options exercised for our Named Executive Officers along with the number of stock awards that vested during the year ended December 31, 2015.

	Stock Options		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($) (2)
Thomas D. Miller	—	—	26,723	1,294,045
Michael J. Culotta	—	—	2,667	93,896
Martin D. Smith	8,000	115,218	26,723	1,294,045
James M. Hayes	—	—	4,679	226,514
R. Harold McCard, Jr.	334	10,307	4,340	224,157

(1)	The value realized upon exercise is based on the difference between the market price of our common stock and the option exercise price on the date of option exercise, as applicable.
(2)	The value realized upon vesting is based on the number of shares vesting multiplied by the closing price of our common stock on the date the award vested.

Pension Benefits

The table below shows the present value of accumulated benefits payable to each of the Named Executive Officers as of December 31, 2015, including the number of years of service credited to each such Named Executive Officer. Under CHS’ SERP, the present value is determined by using discount rate and mortality rate assumptions consistent with those described in the SERP plan document.

This plan is a non-contributory non-qualified defined benefit plan that provides for the payment of benefits from the general funds of the Company. The plan generally provides that, when a participant retires after his or her normal retirement age (age 65), he or she will be entitled to receive a single lump-sum payment based on the actuarially-determined monthly income payment based on a monthly calculation of (i) the participant’s Annual Retirement Benefit, reduced by (ii) the participant’s monthly amount of Social Security old age and survivor disability insurance benefits payable to the participant commencing at his or her unreduced Social Security retirement age. For this purpose, the “Annual Retirement Benefit” means an amount equal to the sum of the participant’s compensation for the highest three years out of the last five full years of service preceding the participant’s termination of employment, divided by three, then multiplied by the lesser of (i) 60% or a (ii) percentage equal to 2% multiplied by the participant’s years of service.

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Thomas D. Miller	SERP	8.42	2,413,650	—
Michael J. Culotta	—	—	—	—
Martin D. Smith	SERP	7.00	1,166,317	—
James M. Hayes	—	—	—	—
R. Harold McCard, Jr.	—	—	—	—

(1)	The Named Executive Officers participating in the SERP receives one year and one month of credited service for each year and one month of actual service.

Non-qualified Deferred Compensation

The following table shows the contributions, earnings and account balances for our Named Executive Officers in the Deferred Compensation Plan. Participation in this plan is limited to a selected group of management or highly compensated employees of CHS. The participants may select their investment funds in the plan in which their accounts are deemed to be invested. Beginning in 2009, CHS no longer contributes to this plan. CHS contributions made over such time are now fully vested.

Distributions from the plan are in a lump sum payment as soon as administratively feasible, but no earlier than 10 days and no later than 45 days following the date on which the participant is entitled to receive the distribution. The participant also has the option to make an election to delay the time of payments in five (5) annual installments or in ten (10) annual installments. The election for the deferral may not be made less than 12 months prior to the date of the first scheduled payment. An election relating to the form of payment may be made as permitted under Section 409A of the IRC.

Name	Executive Contributions in Last FY ($) (1)	Aggregate Earnings (Losses) in Last FY ($) (2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3) (4)
Thomas D. Miller	127,463	(18,226)	—	1,422,752
Michael J. Culotta	68,689	(4,100)	—	95,587
Martin D. Smith	—	—	—	—
James M. Hayes	—	(279)	—	26,682
R. Harold McCard, Jr.	38,331	(2,077)	—	174,749

(1)	Contributions from 2015 salary. These amounts are also included as compensation in the Summary Compensation Table.
(2)	Investment earnings (losses) for 2015.
(3)	Plan Balance as of December 31, 2015. The following amounts were previously reported as compensation in CHS’ Summary Compensation Table for previous years: Mr. Miller, $506,911.
(4)	The year-end balance for Thomas D. Miller included balances in the CHS/Community Health Systems, Inc. Deferred Compensation Plan of $1,253,694 and a balance from the CHS NQDCP (the former Triad Hospitals, Inc. non-qualified deferred compensation plan) of $169,058.

Potential Payments upon Termination or Change in Control

The table below sets forth potential payments and/or benefits that would be provided to our Named Executive Officers upon termination of employment or a change in control by CHS. These amounts are the incremental or enhanced amounts that a Named Executive Officer would receive that are in excess of those benefits that CHS would generally provide to other employees under the same circumstances. These amounts are estimates only and are based on the assumption that the terminating event or a change in control, as applicable, occurred on December 31, 2015. The closing price of CHS’ Common Stock was $26.53 on that date.

Named Executive Officer	Cash Severance ($)	Acceleration of Options ($)	Acceleration of Restricted Stock ($)	Retirement Benefit - SERP ($)	Health and Welfare Benefits ($)	Outplacement Counseling and Related Benefits ($)	Excise Tax Gross Up ($)	Total $
Thomas D. Miller
Voluntary termination	—	—	—	3,379,463	—	—	—	3,379,463
Involuntary Termination	1,458,000	—	1,768,703	3,379,463	35,850	—	—	6,642,016
Change in control of CHS	5,062,500	—	1,768,703	5,551,724	53,776	25,000	—	12,461,703

Michael J. Culotta
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	267,751	—	256,466	—	13,444	—	—	537,661
Change in control of CHS	—	—	256,466	—	—	—	—	256,466

Martin D. Smith
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	1,200,600	—	1,768,703	—	35,850	—	—	3,005,153
Change in control of CHS	4,350,000	—	1,768,703	5,005,918	53,776	25,000	3,507,429	14,710,826

James M. Hayes
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	270,000	—	300,691	—	9,149	—	—	579,840
Change in control of CHS	—	—	300,691	—	—	—	—	300,691

R. Harold McCard, Jr.
Voluntary termination	—	—	—	—	—	—	—	—
Involuntary Termination	234,601	—	291,857	—	7,485	—	—	533,943
Change in control of CHS	—	—	291,857	—	—	—	—	291,857

Below is a discussion of the estimated payments and/or benefits under four events:

1.	Voluntary Termination, which includes resignation and involuntary termination for cause, including CHS’ termination of the Named Executive Officer’s employment for reasons such as violation of certain Company policies or for performance related issues, but does not include retirement.

2.	Retirement, as defined in the various plans and agreements.

3.	Involuntary Termination, which includes a termination other than for cause, but does not include a termination related to a change in control of CHS.

4.

Change in Control of CHS, as defined in the CIC Agreements (for those executives with such agreements) previously described in the “Employment Contracts; Change in Control Severance Arrangements” section of the Compensation Discussion and Analysis. Change in control provisions with respect to unvested restricted stock and unvested stock options are covered by the applicable plan document.

Severance Benefits

The hypothetical benefit to be received by any executive of CHS for a particular event should not be combined with any other event, as a CHS named executive officer could be compensated, if at all, for only one event.

Voluntary Termination. No severance amounts are payable in the event of voluntary termination or an involuntary termination for cause.

Retirement. No severance amounts are payable upon retirement.

Involuntary Termination. CHS named executive officers would receive two (2) times (for Messrs. Miller and Smith, as Division Presidents) or nine (9) months (for Messrs. Culotta, Hayes and McCard, as non-officer Vice-Presidents) of base salary and a pro-rated portion of their cash incentive compensation for the fiscal year in which the named executive officer’s termination occurs.

Change in Control of CHS. In the event of both a change in control of CHS and certain qualifying terminations of employment, the CHS named executive officers would receive three (3) times the sum of the base salary and the greater of (A) the highest incentive bonus earned during any of the three (3) fiscal years prior to the fiscal year in which the CHS named executive officer’s termination of employment occurs or, if greater, the three fiscal years prior to the fiscal year in which a change in control occurs or (B) the target incentive bonus for the fiscal year in which the CHS named executive officer’s termination of employment occurs, assuming all performance objectives were met in full.

Equity-Incentive Plan Awards

Each of our Named Executive Officers has outstanding long-term incentive awards granted under CHS’ equity-based plans. See the Grants of Plan-Based Awards and the Outstanding Equity Awards at Fiscal Year-End Tables above. In certain termination events or upon a change in control, there would be an acceleration of the vesting schedule of restricted stock and/or stock options.

Voluntary Termination. If a Named Executive Officer voluntarily terminates his employment prior to being eligible for retirement, or his employment is terminated for cause, his unvested restricted stock and unvested stock options will be forfeited. In addition, any vested but unexercised stock options would be forfeited if not exercised within 90 days of the terminating event.

Retirement. Upon retirement, unvested stock options would be forfeited.

Involuntary Termination. If a Named Executive Officer is terminated by his employer for any reason other than for cause, his unvested stock options will be forfeited, but his performance-based restricted stock award will continue until such time as the board of directors or an appropriate committee determines that the performance objective has been obtained. If attained, then the restrictions on the entire award shall lapse on the first anniversary of the date of grant (or if the termination occurs after the performance objective has been attained, the restrictions on the entire award shall lapse immediately). If the performance objective is not attained, the award shall be forfeited in its entirety. The value of unvested restricted stock that would become fully vested for each of our Named Executive Officers is presented in the above table.

Change in Control. The value of in-the-money unvested stock options that would become fully vested for each of our Named Executive Officers and the value of unvested restricted stock that would become fully vested for each of our Named Executive Officers is presented in the above table.

Other Benefits

In the event of both a change in control of CHS and the occurrence of certain qualifying terminations of employment, CHS provides the continuation of certain health and welfare benefits, the values of which are based on the employer contributions each Named Executive Officer who was also a named executive officer of CHS would have been entitled to receive as of December 31, 2015, for a term of 36 months. Also, in the event of a change in control, CHS provides reimbursement of up to $25,000 for outplacement counseling and related benefits to each Named Executive Officer who was also a named executive officer of CHS.

Excise Tax Gross-Up

In the event of a hypothetical change in control of CHS, the value of the “gross-up” payments to offset any excise tax imposed by Section 4999 of the IRC for each of Messrs. Miller and Smith is presented in the above table. The “gross up” provision is contained in the CHS CIC Agreements. As previously discussed, the CIC Agreements will not be triggered as a result of the spin-off.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with CHS Related to the Spin-Off

This section of the Information Statement summarizes material agreements between us and CHS that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which will be negotiated at arm’s length, may be entered into between us and CHS after the spin-off. The summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement.

Following the spin-off, we and CHS will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between us and CHS after the spin-off and to provide mechanisms for an orderly transition, we and CHS intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we and CHS will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with CHS.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with CHS prior to the distribution of our shares of common stock to CHS stockholders. The Separation and Distribution Agreement will set forth our agreements with CHS regarding the principal actions needed to be taken in connection with our spin-off from CHS. It will also set forth other agreements that govern certain aspects of our relationship with CHS following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from CHS so that the Company and CHS retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the plan of separation. The Separation and Distribution Agreement will also provide that, prior to the distribution date, CHS will transfer, or cause its subsidiaries to transfer, an aggregate amount of $20 million of cash to QHC, and will also provide for the settlement or extinguishment of certain liabilities and other obligations between and among the Company and CHS.

Representations and Warranties. In general, neither we nor CHS will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors.

Conditions. The Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by CHS in its sole discretion. For further information regarding these conditions, see “The Separation and Distribution—Distribution Conditions and Termination.” CHS may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Separation and Distribution Agreement will provide that it may be terminated by CHS at any time in its sole discretion prior to the distribution date.

Release of Claims. We and CHS will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Separation and Distribution Agreement from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification. In the Separation and Distribution Agreement, we will agree to indemnify, defend and hold harmless CHS, each of its affiliates and each of their respective directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from:

•	any QHC liability, including all liabilities and obligations that relate to the QHC business or assets or are otherwise expressly allocated to QHC pursuant to the terms of the Separation and Distribution Agreement, including certain claims and litigation matters that relate to the QHC business or assets that are not specifically reserved by CHS;

•	any failure of QHC or any other person to pay, perform or otherwise promptly discharge any QHC liability in accordance with its terms, whether prior to, at or after the completion of the spin-off;

•	any third party claim relating to the conduct of any business, operation or activity by QHC or a QHC Subsidiary from and after the Effective Time;

•	any proceeding in respect of the CHS Corporate Integrity Agreement to the extent such proceeding relates to, arises out of or results from any business, operation or activity of QHC occurring from and after the completion of the spin-off; and

•	any breach by QHC or a QHC subsidiary of the Separation and Distribution Agreement or any of the ancillary agreements entered into in connection with the spin-off.

CHS will agree to indemnify, defend and hold harmless QHC, each of its affiliates and each of their respective directors, officers, employees and agents, from and against all liabilities relating to, arising out of or resulting from:

•	any CHS liability, including all liabilities and obligations that relate to the continuing CHS business or assets or are otherwise expressly reserved by CHS pursuant to the terms of the Separation and Distribution Agreement, as well as certain claims and litigation matters currently outstanding or to arise in the future that may relate to the QHC business or assets but are specifically reserved by CHS;

•	any failure of CHS or any other person to pay, perform or otherwise promptly discharge any CHS liability in accordance with its terms, whether prior to, at or after the completion of the spin-off;

•	any third party claim relating to the conduct of any business, operation or activity by CHS or a CHS subsidiary from and after the completion of the spin-off (other than the conduct of business, operations, or activities for the benefit of QHC pursuant to any ancillary agreement entered into in connection with the spin-off); and

•	any breach by CHS or a CHS subsidiary of the Separation and Distribution Agreement or any of the ancillary agreements entered into in connection with the spin-off.

For a specific discussion of the legal proceedings for which CHS has agreed to indemnify QHC, and the terms of such indemnity, see “Business—Legal Proceedings.” The Separation and Distribution Agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance. The Separation and Distribution Agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution and sets forth procedures for the administration of insured claims.

Further Assurances. In addition to the actions specifically provided for in the Separation and Distribution agreement, except as otherwise set forth therein or in any ancillary agreement, both QHC and CHS will agree in the Separation and Distribution Agreement to use commercially reasonable efforts, prior to, on and after the completion of the spin-off, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements entered into in connection therewith.

Dispute Resolution. The Separation and Distribution Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between QHC and CHS related to the spin-off related transactions. These provisions will contemplate that efforts will generally be made to resolve disputes, controversies and claims through good faith negotiations conducted by executives of QHC and CHS. In the event such negotiates are unsuccessful, disputes will be resolved through binding arbitration or other adversarial proceedings as will be set forth in the Separation and Distribution Agreement.

Other Matters. Other matters that will be governed by the Separation and Distribution Agreement include access to financial and other information, confidentiality, access to and provision of business and other corporate records.

Employee Matters Agreement

QHC and CHS will enter into an Employee Matters Agreement prior to the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs and other related matters. The Employee Matters Agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.

The Employee Matters Agreement will provide that, unless otherwise specified, CHS will be responsible for liabilities associated with employees who will be employed by CHS following the separation, former employees whose last employment was with the CHS businesses and certain specified current and former corporate employees (collectively, the “CHS allocated employees”), and QHC will be responsible for liabilities associated with employees who will be employed by QHC following the separation, former employees whose last employment was with the QHC businesses and certain specified corporate employees (collectively, the “QHC allocated employees”).

Employee Benefits Generally

In general, QHC allocated employees will be eligible to participate in QHC benefit plans beginning January 1, 2016, in accordance with the terms and conditions of the QHC benefit plans as in effect from time to time. Generally, QHC will agree to establish and maintain welfare benefit arrangements and retirement benefits that are substantially similar to those provided by CHS to QHC allocated employees as of December 31, 2015; provided, that nothing in the Employee Matters Agreement will prevent QHC from modifying the compensation and benefits of a QHC allocated employee following the separation.

In general, QHC will credit each QHC allocated employee with his or her service with CHS prior to January 1, 2016, for all purposes under the QHC benefit plans to the same extent such service was recognized by CHS for similar purposes and so long as such crediting does not result in a duplication of benefits.

The Employee Matters Agreement will also include provisions relating to cooperation between the two companies on matters relating to employees and employee benefits and other administrative provisions.

Retirement and Deferred Compensation Programs

QHC allocated employees who either (A) have an existing balance, or (B) are determined by CHS to be eligible to defer compensation earned after December 31, 2015, in each case under one or more non-qualified deferred compensation plans that provide for elective deferrals and that are maintained by CHS, shall continue to participate in the applicable plan maintained by CHS through December 31, 2016. No later than January 1, 2017, QHC will establish a non-qualified deferred compensation plan with terms substantially similar to one of the non-qualified deferred compensation plans maintained by CHS. QHC will establish pension, retirement and savings plans that qualify under Section 401 of the Code with terms substantially similar to such pension, retirement and savings plans maintained by CHS. In general, assets, liabilities and account balances (as applicable) of QHC allocated employees will be transferred to QHC or QHC plans, as applicable, and CHS or the CHS plans will retain assets, liabilities and account balances (as applicable) of CHS allocated employees.

Health and Welfare Plans

CHS will generally be responsible for medical, dental, vision, life, accidental death and dismemberment, long-term disability, and travel accident claims incurred under the CHS welfare plans prior to January 1, 2016, whether incurred by employees who will be employed by CHS or QHC, or by former employees. QHC will generally be responsible for claims incurred under its welfare plans at or following December 31, 2015. QHC will also be responsible for all liabilities with respect to earned vacation, severance, unemployment compensation and similar categories for the QHC allocated employees.

Equity Compensation Awards

The Employee Matters Agreement will provide for the conversion of all outstanding awards granted under CHS’s equity compensation programs (whether held by CHS or QHC employees or other participants) into adjusted awards based on CHS common stock and/or QHC common stock. For purposes of adjusted award vesting, continued employment or service with CHS or QHC, as applicable, will be treated as continued employment or service for both CHS and QHC awards.

Each CHS stock option will be converted into an adjusted CHS stock option which is intended to preserve the aggregate value of the original CHS stock option as measured immediately before and immediately after the distribution. The adjusted CHS stock option is expected to cover the same number of shares as the original CHS stock option, but the exercise price will be adjusted to reflect the distribution. The adjusted CHS stock options will be subject to substantially the same terms, vesting conditions, post-termination exercise rules, and other restrictions that applied to the original CHS stock option immediately before the distribution.

Each CHS restricted stock unit will be converted into an adjusted CHS restricted stock unit which is intended to preserve the aggregate value of the original CHS restricted stock unit as measured immediately before and immediately after the distribution. The adjusted CHS restricted stock unit is expected to cover an increased number of shares as the original CHS restricted stock unit to reflect the distribution. The adjusted CHS restricted stock units will be subject to substantially the same terms, vesting conditions, and other restrictions that applied to the original CHS restricted stock unit immediately before the distribution.

Holders of CHS restricted shares will retain those awards and also will receive restricted stock of QHC, in an amount that reflects the distribution to CHS shareholders, by applying the distribution ratio to the CHS restricted shares as though they were unrestricted CHS shares. Together, the CHS and QHC awards are intended to preserve the value of the original CHS restricted shares as measured immediately before and immediately after the distribution. The original CHS restricted shares and the QHC restricted stock will be subject to substantially the same terms, vesting conditions and other restrictions that applied to the original CHS restricted shares, respectively, immediately before the distribution.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with CHS that will govern the respective rights, responsibilities and obligations of CHS and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. As a business of CHS, we have (and will continue to have following the spin-off) several liability with CHS to the IRS for the consolidated U.S. federal income taxes of the CHS consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and CHS will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement will also provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. The Tax Matters Agreement will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business and may discourage or delay a change of control that you may consider favorable. Though valid as between the parties, the Tax Matters Agreement will not be binding on the IRS.

Transition Services Agreements

We intend to enter into certain Transition Services Agreements with CHS, under which CHS or its affiliates will provide us with certain services, and we or certain of our affiliates will provide CHS certain services, for a limited time to help ensure an orderly transition for each of the Company and CHS following the distribution. These transition services will provide, among other services, information technology services and support, payroll processing and other human resources related services and support, patient eligibility screening services, as well as receivables, billing and collection and other revenue cycle management services and support.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by CHS. After the spin-off, CHS will not own any shares of our common stock.

The following table provides information with respect to the projected beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our current directors and the directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of CHS common stock on March 1, 2016, giving effect to a distribution ratio of one share of our common stock for 4 shares of CHS common stock held by such person. To the extent our directors and executive officers own CHS common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of CHS common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity.

Immediately following the spin-off, we estimate that approximately 28.2 million shares of our common stock will be issued and outstanding, based on the number of shares of CHS common stock expected to be outstanding as of the record date, assuming the number of shares of CHS common stock outstanding as of March 1, 2016 remains unchanged through the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on             , 2016, the record date.

Stock Ownership of Certain Beneficial Owners

The following table identifies those persons that, based on information available to us as of March 1, 2016 regarding such person’s ownership of CHS common stock, will beneficially own more than 5% of our common stock after the spin-off.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number		Percent
Glenview Capital Management, LLC	2,898,448	(1)	10.3	% (1)
767 Fifth Avenue, 44th Floor
New York, NY 10153

BlackRock Inc.	2,762,763	(2)	9.8	% (2)
55 East 52nd Street
New York, NY 10055

The Vanguard Group, Inc.	2,045,167	(3)	7.3	% (3)
100 Vanguard Blvd.
Malvern, PA 19355

(1)	Shares beneficially owned are based on ownership of CHS common stock reported on Schedule 13G filed with the SEC on February 16, 2016 by Glenview Capital Management, LLC/Larry Robbins. Based on such report, Glenview Capital Management, LLC/Larry Robbins will have shared voting power and shared dispositive power with respect to 2,898,448 shares of our common stock. The address of Glenview Capital Management, LLC/Larry Robbins is 767 Fifth Avenue, 44th Floor, New York, NY 10153.

(2)	Shares beneficially owned are based on ownership of CHS common stock reported on Schedule 13G filed with the SEC on February 10, 2016, by BlackRock, Inc. (“BlackRock”). Based on such report, BlackRock will have sole voting power with respect to 2,646,979 shares of our common stock and sole dispositive power with respect to 2,762,763 shares of our common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.
(3)	Shares beneficially owned are based on ownership of CHS common stock reported on Schedule 13G filed with the SEC on February 11, 2016, by The Vanguard Group, Inc. (“The Vanguard Group”). Based on such report, The Vanguard Group will have sole voting power with respect to 21,211 shares of our common stock; shared voting power with respect to 1,600 shares of our common stock; sole dispositive power with respect to 2,024,131 shares of our common stock; and shared dispositive power with respect to 21,036 shares of our common stock. The address of The Vanguard Group is 100 Vanguard Blvd, Malvern, PA 19355.

Stock Ownership of Officers and Directors

The following table identifies our directors and executive officers that will beneficially own shares of our common stock after the spin-off and the projected number of shares that will be owned by each of them immediately following the spin-off.

	Shares Beneficially Owned (1)
Name	Number		Percent
Directors:
James T. Breedlove	—		—%
Adam Feinstein	—		—%
William M. Gracey	—		—%
Joseph A. Hastings, D.M.D.	475		*	%
William S. Hussey	50,310	(2)	*	%
Thomas D. Miller	44,192	(3)	*	%
Barbara R. Paul, M.D.	4,060	(4)	*	%
R. Laurence Van Horn, Ph.D.	—		—%
Other Named Executive Officers:
Michael J. Culotta	5,747	(5)	*	%
Martin D. Smith	42,078	(6)	*	%
James M. Hayes	4,366	(7)	*	%
R. Harold McCard, Jr.	3,254	(8)	*	%

Directors and Executive Officers as a Group (13 persons)	156,569		*	%

*	Less than 1%
(1)	For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock when such person or persons have the right to acquire them within 60 days after March 1, 2016. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after March 1, 2016 is deemed to be outstanding but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 1,500 shares held in a trust of which William S. Hussey is the Trustee, 10,000 shares subject to options which are currently exercisable or exercisable within 60 days of March 1, 2016 and 9,583 shares subject to restricted stock awards.
(3)	Includes 4,500 shares subject to options which are currently exercisable or exercisable within 60 days of March 1, 2016 and 11,666 shares subject to restricted stock awards.
(4)	Includes 333 shares subject to options which are currently exercisable or exercisable within 60 days of March 1, 2016 and 833 shares subject to restricted stock awards.
(5)	Includes 2,166 shares subject to restricted stock awards and 2,250 shares held jointly with his spouse.
(6)	Includes 7,375 shares subject to options which are currently exercisable or exercisable within 60 days of March 1, 2016 and 11,666 shares subject to restricted stock awards.
(7)	Includes 500 shares subject to options which are currently exercisable or exercisable within 60 days of March 1, 2016 and 2,000 shares subject to restricted stock awards.
(8)	Includes 2,250 shares subject to restricted stock awards.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of shares of our common stock to “U.S. Holders” (as defined below) of shares of CHS common stock. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. Holders of CHS common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation documents and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold our common shares, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold our common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment,” or “constructive sale transaction,” individuals who receive our common shares upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax or any holders who actually or constructively own more than 5% of CHS common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds CHS common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the distribution.

For purposes of this discussion a “U.S. Holder” is any beneficial owner of CHS common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. HOLDERS OF CHS COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

CHS, as a result of the recent change in IRS ruling procedures discussed above, has not sought and does not intend to seek a ruling from the IRS with respect to the overall treatment of the distribution and related transactions for U.S. federal income tax purposes, and there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions are taxable. In addition, it is a condition to the distribution that CHS receive an opinion from its outside tax advisor that remains in effect as of the distribution date, in form and substance satisfactory to CHS, as to the satisfaction of certain requirements necessary for the distribution, together with certain related transactions, to qualify as generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. The opinion of CHS’ outside tax advisor will be based and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of CHS and QHC (including those relating to the past and future conduct of CHS and QHC). If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if CHS or QHC breach any of their respective covenants in the separation documents, the opinion of CHS’ outside tax advisor may be invalid and the conclusions reached therein could be jeopardized. An opinion of CHS’ outside tax advisor is not binding on the IRS or the courts.

Notwithstanding receipt by CHS of an opinion of its outside tax advisor, the IRS could assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, CHS, QHC and/or CHS stockholders could be subject to significant U.S. federal income tax liability. Please refer to “Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax-free under Sections 368(a)(1)(D) and 355 of the Code.

Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, the U.S. federal income tax consequences of the distribution are as follows: (i) the distribution will generally not result in any taxable income, gain or loss to CHS, other than taxable income or gain possibly arising out of internal reorganizations and restructurings undertaken in connection with the distribution and with respect to items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns; (ii) no gain or loss will generally be recognized by (and no amount will be included in the income of) U.S. Holders of CHS common stock upon their receipt of QHC common stock in the distribution, except with respect to any cash received in lieu of fractional shares of QHC common stock (as described below); (iii) the aggregate tax basis of the CHS common stock and the QHC common stock received in the distribution (including any fractional share interest in QHC common stock for which cash is received) in the hands of each U.S. Holder of CHS common stock after the distribution will equal the aggregate basis of CHS common stock held by the U.S. Holder immediately before the distribution, allocated between the CHS common stock and the QHC common stock (including any fractional share interest in QHC common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the QHC common stock received by each U.S. Holder of CHS common stock in the distribution (including any fractional share interest in QHC common stock for which cash is received) will generally include the holding period at the time of the distribution for the CHS common stock with respect to which the distribution is made. A U.S. Holder who receives cash in lieu of a fractional share of QHC common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for its CHS common stock exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a U.S. Holder of CHS common stock holds different blocks of CHS common stock (generally shares of CHS common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of CHS common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the QHC common stock received in the distribution in respect of such block of CHS common stock and such block of CHS common stock, in proportion to their respective fair market values, and the holding period of the QHC common stock received in the distribution in respect of such block of CHS common stock will generally include the holding period of such block of CHS common stock. If a U.S. Holder of CHS common stock is not able to identify which particular shares of QHC common stock are received in the distribution with respect to a particular block of CHS common stock, for purposes of applying the rules described above, the U.S. Holder may designate which shares of QHC common stock are received in the distribution in respect of a particular block of CHS common stock, provided that such designation is consistent with the terms of the distribution. Holders of CHS common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

As a result of the recent change in IRS ruling procedures discussed above, CHS has not and does not intend to seek a ruling from the IRS with respect to the overall treatment of the distribution and certain related transactions for U.S. federal income tax purposes. Notwithstanding receipt by CHS of an opinion of its outside tax advisor, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and CHS, QHC, and/or CHS stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of CHS or QHC could cause the distribution and certain related transactions to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code. Depending on the circumstances, QHC may be required to indemnify CHS for taxes (and certain related losses) resulting from the distribution not qualifying as tax-free.

If the distribution fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, in general, (i) CHS would recognize taxable gain as if it had sold the QHC common stock in a taxable sale for its fair market value (unless CHS and QHC jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the CHS group would recognize taxable gain as if QHC had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the QHC common stock and the assumption of all of QHC’s liabilities and (ii) QHC would obtain a related step-up in the basis of its assets) and (ii) CHS stockholders who receive QHC common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

In addition, even if the distribution were to otherwise qualify as tax-free under Sections 368(a)(1)(D) and 355 of the Code, it may result in taxable gain to CHS under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in CHS or QHC. For this purpose, any acquisitions of CHS stock or of QHC shares within the period beginning two years before the separation and ending two years after the separation are presumed to be part of such a plan, although CHS or QHC may be able to rebut that presumption.

In connection with the distribution, CHS and QHC will enter into a Tax Matters Agreement. For a discussion of the Tax Matters Agreement, please refer to “Certain Relationships and Related Party Transactions—The Tax Matters Agreement.”

Backup Withholding and Information Reporting.

Payments of cash to a U.S. Holder of CHS common stock in lieu of fractional shares of QHC common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. Holder delivers a properly completed IRS Form W-9, certifying such U.S. Holder’s correct taxpayer identification number and certain other information, or otherwise establishing a basis for exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

U.S. Treasury regulations require certain U.S. Holders who receive shares of QHC common stock in the distribution to attach to such U.S. Holder’s U.S. federal income tax return for the year in which the distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the distribution.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION PURPOSES ONLY. THE FOREGOING DISCUSSION DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. HOLDERS OF CHS COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF FINANCING AND MATERIAL INDEBTEDNESS

The following summary sets forth information based on our current expectations about the financing arrangements anticipated to be entered into in connection with the spin-off. However, we have not yet entered into any commitments with respect to such financing arrangements, and, accordingly, the terms of such financing arrangements have not yet been determined, remain under discussion and are subject to change, including as a result of market conditions.

In connection with the spin-off, we expect to incur a total of approximately $1.28 billion in new indebtedness, consisting of an $880 million term loan facility with lending institutions and $400 million of senior notes.

Senior Credit Facilities

Term and Revolving Credit Facilities. Prior to the distribution, we anticipate that we will enter into a credit agreement providing for a term loan facility in the amount of $880 million and a $100 million revolving credit facility (which we expect to be undrawn at the inception of the spin-off other than in connection with letters of credit) to be provided by a syndicate of lending institutions.

We anticipate that QHC will be the borrower under the credit agreement, and that certain of QHC’s wholly-owned subsidiaries will guarantee the borrowings on a joint and several basis. The credit agreement is expected to contain customary covenants that, among other things, restrict, subject to certain exceptions, our ability to grant liens on our assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and pay certain dividends and other restricted payments. We anticipate that the credit agreement will also contain certain customary events of default.

We expect the credit facilities will be secured by security interests and liens on substantially all of our assets.

The foregoing summarizes some of the currently expected terms of our credit agreement. However, the foregoing summary does not purport to be complete, and the terms of the credit agreement have not yet been finalized. There may be changes to the expected terms of the credit agreement, some of which may be material.

Asset-Based Revolving Credit Facility. We also expect to enter into a credit agreement providing for a $125 million asset-based revolving credit facility that will be available for working capital and for general corporate purposes and will be unfunded at the time of the spin-off.

QHC Senior Notes Issuance

Prior to the distribution, we anticipate that we will issue senior unsecured notes with a term of          years (the “QHC Senior Notes”).

We anticipate that the QHC Senior Notes will be issued by QHC and that certain of QHC’s wholly-owned subsidiaries will guarantee the QHC Senior Notes on a joint and several basis. The QHC Senior Notes are expected to have terms customary for high yield senior notes of this type, including covenants relating to debt incurrence, liens, restricted payments, asset sales, transactions with affiliates and mergers or sales of all or substantially all of QHC’s assets, and customary provisions regarding optional redemption and events of default.

The foregoing summarizes some of the currently expected terms of the QHC Senior Notes. However, the foregoing summary does not purport to be complete, and the terms of the QHC Senior Notes have not yet been finalized. There may be changes to the expected terms of the QHC Senior Notes, some of which may be material. Nothing in this summary or otherwise contained herein shall constitute or be deemed to constitute an offer to sell or the solicitation of an offer to buy the QHC Senior Notes.

CHS Contribution

In connection with the reorganization immediately prior to the distribution, CHS will contribute Quorum Health’s assets and liabilities, as well as $20 million of cash for initial working capital, to QHC. As a result, CHS will receive $1.21 billion of the net proceeds of QHC’s long-term borrowings (net of the $20 million cash contribution), as well as approximately 28.2 million shares of QHC common stock, which will be distributed to CHS stockholders to effect the spin-off.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and by-laws will be amended and restated by our Board of Directors and CHS, as our sole stockholder, prior to the distribution date. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the by-laws that will be in effect at the time of the distribution, which you must read for complete information on our capital stock as of the time of the distribution, or the Delaware General Corporation Law, or the DGCL. The certificate of incorporation and by-laws, each in a form expected to be in effect at the time of the distribution, have been included as exhibits to our Registration Statement on Form 10, of which this Information Statement forms a part.

Authorized Capital

We are authorized to issue up to 400,000,000 shares of capital stock, of which 300,000,000 may be shares of common stock, par value $0.0001 per share, and 100,000,000 may be shares of preferred stock, par value $0.0001 per share. Immediately following the distribution, we expect that approximately 28.2 million shares of our common stock will be issued and outstanding based on the number of shares of CHS common stock outstanding as of February 10, 2016, and that no shares of preferred stock will be issued and outstanding.

Common Stock

Holders of our common stock will be entitled to one vote for each share on all matters voted on by our stockholders. Holders of our common stock will not have cumulative voting rights in the election of directors. Holders of our common stock will not have any preemptive right to subscribe for or purchase any of our securities of any class or kind.

Holders of our common stock will not have any subscription, redemption or conversion privileges. Subject to the preferences or other rights of any shares of our preferred stock that may be issued from time to time, holders of our common stock will be entitled to participate ratably in dividends on our common stock as declared by our Board of Directors. Holders of our common stock will be entitled to share ratably in all assets available for distribution to our stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of our preferred stock.

Preferred Stock

We expect that under the terms of our amended and restated certificate of incorporation, our Board of Directors will be authorized, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to issue up to 100,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our Board of Directors will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and By-Laws and Provisions of Delaware Law

General

Certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws may delay or make more difficult acquisitions or changes of control of us that are not approved by our Board of Directors. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company, although these kinds of proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors.

Number of Directors; Removal; Vacancies

Our amended and restated certificate of incorporation will provide that the number of our directors will be determined from time to time exclusively by a vote of a majority of the members of our Board of Directors then in office. Our amended and restated certificate of incorporation will also provide that, subject to the rights of the holders of any series of preferred stock then outstanding, our Board of Directors has the exclusive right to fill vacancies, including vacancies created by an increase in the number of directors. This provision could have the effect of discouraging a potential acquiror from attempting to obtain control of us.

Election of Directors

Our amended and restated by-laws will provide that a nominee for director shall be elected to our Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of our stockholders for which (i) our Secretary receives a notice that a stockholder has nominated a person for election to our Board of Directors in compliance with the advance notice requirements for stockholder nominees to be set forth in our amended and restated by-laws and (ii) such nomination has not been withdrawn by such stockholder on or before the 10th day before the Company first mails its notice of meeting for such meeting to our stockholders. Our amended and restated certificate of incorporation will provide that, at each annual meeting of stockholders, all directors shall be elected for terms expiring at the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified.

Special Meetings of Stockholders

Our amended and restated by-laws will provide that special meetings of stockholders, for any purpose or purposes, may be called by our Board of Directors, the chairman of our Board of Directors or our chief executive officer.

Advance Notice for Raising Business or Making Nominations at Meetings

Our amended and restated by-laws will provide that only such business may be conducted at an annual meeting of stockholders as has been (i) specified in the notice of meeting given by or at the direction of our Board of Directors, (ii) otherwise properly brought before the annual meeting by, or at the direction of, our Board of Directors, or (iii) otherwise properly brought before the annual meeting by a stockholder who has given to the Company’s Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Our amended and restated by-laws will further provide that only persons who are nominated by, or at the direction of, our Board of Directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Company’s Secretary prior to an annual meeting of stockholders or a special meeting called for the purpose of electing directors, are eligible for election as directors of the Company.

These provisions could make it more difficult for our stockholders to raise matters affecting control of the Company, including tender offers, business combinations or the election or removal of directors, for a stockholder vote.

Amendments to the Company’s By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws will provide that our Board of Directors and our stockholders (by affirmative vote of the holders of at least a majority of the voting power of all of issued and outstanding shares of our capital stock entitled to vote thereon) may adopt, amend, alter, rescind or repeal the by-laws of the Company.

Amendment of the Company’s Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our amended and restated certificate of incorporation will require approval by the affirmative vote of both a majority of the members of our Board of Directors then in office and a majority of the voting power of all of issued and outstanding shares of our capital stock entitled to vote thereon.

Company Preferred Stock and Additional Company Common Stock

We currently anticipate that under our amended and restated certificate of incorporation, our Board of Directors will have the authority to provide by board resolution for the issuance of preferred shares in one or more series and to fix the terms and conditions of each such series. The authorized shares of preferred stock, as well as authorized but unissued shares of common stock, will be available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of the NYSE or any other stock exchange on which any class or series of our stock may then be listed.

These provisions will give our Board of Directors the power to issue preferred stock, or additional shares of common stock, that could, depending on the terms of the stock, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, issuing new shares might impede a business combination if the terms of those shares include voting rights which enable a holder to block business combinations; alternatively, issuing new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied.

Limitations on Directors’ Liability and Indemnification

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and we expect that our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and by-laws will also provide that we must advance reasonable expenses to our directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL.

Our amended and restated by-laws will authorize us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not we would have the power to indemnify such person against such liability under the provisions of our amended and restated by-laws. We intend to obtain insurance policies insuring our directors and officers against certain liabilities.

The expected limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by these indemnification provisions.

Forum Selection

Our amended and restated certificate of incorporation and amended and restated by-laws will provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State Delaware, or if no state court located within the State of Delaware has jurisdiction, the federal district court for the State of Delaware) will be sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine.

Delaware Anti-Takeover Statute

We will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC will be the transfer agent and registrar for our common stock.

Listing

Following the spin-off, we expect to have our common stock listed on the NYSE under the ticker symbol “QHC.”

Recent Sales of Unregistered Securities

On July 27, 2015, in connection with our formation, we issued 1,000 shares of common stock to CHS/Community Health Systems, Inc. for an aggregate consideration of $1,000.00. These securities were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction did not involve a public offering. No underwriters were involved in the sale.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that CHS stockholders will receive in the distribution. This Information Statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this Information Statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

QUORUM HEALTH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Community Health Systems, Inc.

Franklin, Tennessee

We have audited the accompanying combined balance sheets of Quorum Health, a business of Community Health Systems, Inc., which consists of thirty-eight hospitals as well as a management and consulting business (herein referred to as “Quorum Health” or the “Company”) as of December 31, 2015 and 2014, and the related combined statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2015. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Quorum Health as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been derived from the consolidated financial statements and separate accounting records of Community Health Systems, Inc. The combined financial statements also include allocations of certain costs historically provided by Community Health Systems, Inc. These allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate entity apart from Community Health Systems, Inc. Included in Note 4 to the combined financial statements is a summary of transactions with related parties.

As discussed in Note 1 to the combined financial statements, as of December 31, 2015, the Company adopted Accounting Standards Update 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes which resulted in a change in the presentation of deferred income taxes.

/s/ Deloitte & Touche LLP

Nashville, Tennessee

March 7, 2016

QUORUM HEALTH

COMBINED STATEMENTS OF INCOME (LOSS)

	Year Ended December 31,
	2015	2014	2013
	(In thousands)
Operating revenues (net of contractual allowances and discounts)	$2,445,858	$2,410,002	$2,235,437
Provision for bad debts	258,520	264,502	287,822

Net operating revenues	2,187,338	2,145,500	1,947,615

Operating costs and expenses:
Salaries and benefits	1,016,696	1,012,618	957,086
Supplies	249,792	244,590	226,561
Other operating expenses	650,783	623,966	558,149
Government settlement and related costs	—	26,350	20,544
Electronic health records incentive reimbursement	(25,779)	(44,660)	(34,026)
Rent	48,729	48,319	43,092
Depreciation and amortization	128,001	122,555	106,557
Amortization of software to be abandoned	—	5,038	—
Impairment of long-lived assets	13,000	1,000	8,000

Total operating costs and expenses	2,081,222	2,039,776	1,885,963

Income from operations	106,116	105,724	61,652
Interest expense, net of interest income of $8,883, $6,073 and $2,894 in 2015, 2014 and 2013, respectively	98,290	92,926	99,465
Equity in earnings of unconsolidated affiliates	(213)	(134)	(366)

Income (loss) before income taxes	8,039	12,932	(37,447)
Provision for (benefit from) income taxes	3,304	5,579	(12,102)

Net income (loss)	4,735	7,353	(25,345)
Less: Net income (loss) attributable to noncontrolling interests	3,398	(448)	(1,323)

Net income (loss) attributable to Quorum Health	$1,337	$7,801	$(24,022)

See notes to the combined financial statements.

QUORUM HEALTH

COMBINED BALANCE SHEETS

	December 31,
	2015	2014
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$1,106	$2,559
Patient accounts receivable, net of allowance for doubtful accounts of $346,507 and $341,527 at December 31, 2015 and 2014, respectively	467,964	438,130
Supplies	60,542	58,334
Deferred income taxes	—	42,075
Prepaid expenses and taxes	16,030	15,789
Other current assets	92,743	103,169

Total current assets	638,385	660,056

Property and equipment:
Land and improvements	100,053	99,634
Buildings and improvements	883,733	865,331
Equipment and fixtures	619,867	594,268

Property and equipment, gross	1,603,653	1,559,233
Less accumulated depreciation and amortization	(723,404)	(645,921)

Property and equipment, net	880,249	913,312

Goodwill	541,704	534,916

Other assets, net of accumulated amortization of $135,364 and $111,225 at December 31, 2015 and 2014, respectively	234,518	260,155

Total assets	$2,294,856	$2,368,439

LIABILITIES AND EQUITY
Current liabilities:
Current maturities of long-term debt	$7,915	$1,220
Accounts payable	147,571	152,243
Accrued liabilities:
Employee compensation	82,620	103,795
Other	66,270	106,180

Total current liabilities	304,376	363,438
Long-term debt (including related party debt of $0 and $224,773 at December 31, 2015 and 2014, respectively)	15,500	232,017
Due to Parent, net	1,800,908	1,548,123
Deferred income taxes	41,030	81,303
Other long-term liabilities	108,141	133,278

Total liabilities	2,269,955	2,358,159

Redeemable noncontrolling interests in equity of combined entities	8,958	2,362

Commitments and contingencies (Note 10)
EQUITY
Parent’s equity	3,184	3,109
Noncontrolling interests in equity of combined entities	12,759	4,809

Total equity	15,943	7,918

Total liabilities and equity	$2,294,856	$2,368,439

See notes to the combined financial statements.

QUORUM HEALTH

COMBINED STATEMENTS OF EQUITY

	Redeemable Noncontrolling Interests	Parent’s Equity	Noncontrolling Interests	Total Equity
		(In thousands)
Balance, December 31, 2012	$4,625	$3,324	$7,381	10,705
Net income (loss)	(1,568)	(24,022)	245	(23,777)
Transfers to Parent	—	24,022	—	24,022
Distributions to noncontrolling interests, net of contributions	(145)	—	(1,254)	(1,254)
Purchase of subsidiary shares from noncontrolling interests	—	(215)	(2,082)	(2,297)
Other reclassifications of noncontrolling interests	(228)	—	228	228
Adjustment to redemption value of redeemable noncontrolling interests	447	(447)	—	(447)

Balance, December 31, 2013	3,131	2,662	4,518	7,180
Net income (loss)	(1,175)	7,801	727	8,528
Transfers to Parent	—	(7,801)	—	(7,801)
Distributions to noncontrolling interests, net of contributions	(381)	—	(1,108)	(1,108)
Other reclassifications of noncontrolling interests	(672)	—	672	672
Adjustment to redemption value of redeemable noncontrolling interests	(447)	447	—	447
Noncontrolling interest in acquired entity	1,906	—	—	—

Balance, December 31, 2014	2,362	3,109	4,809	7,918
Net income (loss)	(170)	1,337	3,568	4,905
Transfers to Parent	—	(1,337)	—	(1,337)
Distributions to noncontrolling interests, net of contributions	(499)	—	(1,124)	(1,124)
Purchase of subsidiary shares from noncontrolling interests	(543)	217	(85)	132
Redemption of subsidiary shares from noncontrolling interests	5,955	—	5,586	5,586
Other reclassifications of noncontrolling interests	(5)	—	5	5
Adjustment to redemption value of redeemable noncontrolling interests	142	(142)	—	(142)
Noncontrolling interest in acquired entity	1,716	—	—	—

Balance, December 31, 2015	$8,958	$3,184	$12,759	$15,943

See notes to the combined financial statements.

QUORUM HEALTH

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
	(In thousands)
Cash flows from operating activities:
Net income (loss)	$4,735	$7,353	$(25,345)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	128,001	127,593	106,557
Deferred income taxes	2,542	5,007	(12,514)
Impairment of long-lived assets	13,000	1,000	8,000
Other non-cash expenses (income), net	380	495	(37)
Changes in operating assets and liabilities, net of effects of acquisitions:
Patient accounts receivable	(29,835)	(86,168)	(29,222)
Supplies, prepaid expenses and taxes, and other current assets	9,196	(21,910)	(2,373)
Accounts payable and accrued liabilities	(85,142)	12,924	46,876
Other non-current operating assets and liabilities	12	(3,250)	(1,828)

Net cash provided by operating activities	42,889	43,044	90,114

Cash flows from investing activities:
Acquisitions of facilities and other related equipment	(8,019)	(141,994)	(4,210)
Purchases of property and equipment	(59,455)	(69,066)	(82,467)
Purchases of and costs to develop information technology	(8,845)	(61,054)	(44,396)
Proceeds from sale of property and equipment	3,114	258	556
(Increase) decrease in other investments	(5,387)	(242)	1,044

Net cash used in investing activities	(78,592)	(272,098)	(129,473)

Cash flows from financing activities:
Increase in borrowings from Parent, net	262,775	111,686	43,808
Increase (decrease) in indebtedness of receivables facility, net	(224,774)	122,064	(942)
Redemption of noncontrolling investments in joint ventures	(937)	—	(2,297)
Distributions to noncontrolling investors in joint ventures	(1,623)	(1,489)	(1,399)
Issuance of long-term debt	372	110	271
Repayments of long-term indebtedness	(1,563)	(1,631)	(566)

Net cash provided by financing activities	34,250	230,740	38,875

Net change in cash and cash equivalents	(1,453)	1,686	(484)
Cash and cash equivalents at beginning of period	2,559	873	1,357

Cash and cash equivalents at end of period	$1,106	$2,559	$873

Supplemental disclosure of cash flow information:
Cash (received from) paid to third parties for interest	$283	$(639)	$70

Cash paid to Parent for interest, net	$98,007	$93,565	$99,395

Assets acquired under capital leases	$15,488	$2,407	$4,885

See notes to the combined financial statements.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

On August 3, 2015, Community Health Systems, Inc. (“CHS” or “Parent”) announced its plan to spin off the ownership and operations of 38 hospitals, along with its management advisory and consulting services business, Quorum Health Resources, LLC (“QHR”) into a stand-alone, publicly traded company named Quorum Health Corporation. The accompanying combined financial statements represent the combined balance sheets of these 38 hospitals, as well as that of QHR, as of December 31, 2015 and 2014 and the related statements of income, equity and cash flows for the three years ended December 31, 2015. The combined businesses of the hospitals and QHR will herein be referred to as “Quorum Health,” “QHC” or the “Company.” To accomplish the separation, CHS will contribute Quorum Health’s assets and liabilities into Quorum Health Corporation and distribute Quorum Health Corporation common shares to CHS shareholders (the “Distribution”). The Distribution is expected to qualify as a tax-free transaction. Following the Distribution, CHS shareholders will own shares in both CHS and Quorum Health Corporation.

Throughout the period covered by the combined financial statements, QHC did not operate as a separate entity, and stand-alone financial statements were not historically prepared. QHC is comprised of certain stand-alone legal entities for which discrete financial information is available. The accompanying combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of CHS. The combined financial statements represent QHC’s financial position, results of operations, and cash flows as its business was operated as part of CHS prior to the Distribution, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements included herein may not necessarily be indicative of the financial position, results of operations and cash flows of QHC in the future or had it operated as a separate, independent company during the periods presented. The combined financial statements included herein do not reflect any changes that may occur in the financing and operations of QHC as a result of the Distribution.

The combined statements of income include expense allocations for certain corporate functions historically provided by CHS, including, but not limited to, employee benefits administration, treasury, risk management, audit, legal, information technology support, and other shared services. These expenses were allocated to QHC based on direct usage or benefit where identifiable, with the remainder allocated to QHC using methods based on proportionate formulas involving total costs, net revenues, number of licensed beds or other various allocation methods. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from CHS are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by QHC if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. For example, included in other operating expenses for the year ended December 31, 2015 is approximately $16.3 million of transaction costs associated with the spin-off and related transactions.

CHS uses a centralized approach to cash management and to financing its operations, including the operations of QHC. Accordingly, none of the cash and cash equivalents swept to the CHS corporate accounts were allocated to QHC in the combined financial statements. Transactions between CHS and QHC are accounted for through Due to Parent, net. See Note 4 for a further description of related party transactions between CHS and QHC.

Business. The principal business of QHC is to provide general hospital healthcare and other outpatient services in its markets across the United States. As of December 31, 2015, QHC owned or leased 38 hospitals, licensed for 3,582 beds in 16 states. The Company also provides additional outpatient services at urgent care centers, imaging centers and surgery centers. Furthermore, through QHR, the Company provides management advisory and consulting services to non-affiliated general acute care hospitals located throughout the United States.

As of December 31, 2015, Illinois represents the Company’s only area of significant geographic concentration. Operating revenues, net of contractual allowances and discounts (before provision for bad debts),

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

generated by the Company’s hospitals in Illinois, as a percentage of combined operating revenues, were 33.3%, 35.5% and 38.4% in 2015, 2014 and 2013, respectively.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

Principles of Combination. All significant transactions with CHS have been included in the combined balance sheets within Due to Parent, net, and all intra-company accounts, profits and transactions among the combined entities have been eliminated. Included in the Company’s results of operations is the Company’s equity in pre-tax earnings from all of its investments in unconsolidated affiliates. Noncontrolling interests in less-than-wholly-owned combined entities are presented as a component of total equity to distinguish between the interests of QHC and the interests of the noncontrolling investors. Revenues and expenses from these subsidiaries are included in the combined amounts as presented on the combined statements of income, along with a net income measure that separately presents the amounts attributable to the controlling interests and the amounts attributable to the noncontrolling interests for each of the periods presented. Noncontrolling interests that are redeemable or may become redeemable at a fixed or determinable price at the option of the holder or upon the occurrence of an event outside of the control of the Company are presented in mezzanine equity in the combined balance sheets.

During the year ended December 31, 2015, the Company acquired the remaining noncontrolling shares at one of its hospitals for $0.5 million. The carrying value of this noncontrolling interest was a deficit of $12.0 million and was settled through Due to Parent, net in the accompanying combined balance sheet as of December 31, 2015.

Cost of Revenue. Substantially all of the Company’s operating costs and expenses are “cost of revenue” items. Operating costs that could be classified as general and administrative by the Company include, among other things, corporate management fees allocated to QHC from CHS for a portion of CHS’ corporate office costs. These charges are in addition to other direct expense allocations from CHS. The corporate management fees are calculated based on the Company’s proportion of the Parent’s total licensed beds and are included as a component of other operating expenses in the accompanying combined statements of income. Total corporate management fees were $36.5 million, $36.9 million and $34.5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Cash Equivalents. The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Supplies. Supplies, principally medical supplies, are stated at the lower of cost (first-in, first-out basis) or market.

Property and Equipment. Property and equipment are recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of land improvements (3 to 20 years), buildings and improvements (5 to 40 years) and equipment and fixtures (3 to 18 years). Costs capitalized as construction in progress were $33.3 million and $12.3 million at December 31, 2015 and 2014, respectively. Expenditures for renovations and other significant improvements are capitalized; however, maintenance and repairs which do not improve or extend the useful lives of the respective assets are expensed as incurred. Interest capitalized related to construction in progress was $0.6 million and $0.5 million for the years ended December 31, 2015 and 2014,

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

respectively. Purchases of property and equipment and internal-use software accrued in accounts payable and not yet paid were $8.4 million and $7.6 million at December 31, 2015 and 2014, respectively.

The Company also leases certain facilities and equipment under capital leases (see Note 7). Such assets are amortized on a straight-line basis over the lesser of the term of the lease or the remaining useful lives of the applicable assets.

Goodwill. Goodwill as presented herein was allocated from the Parent to the Company’s hospital operations reporting unit based on a relative fair value approach as of September 30, 2013 (the Parent’s goodwill impairment testing date). Additional goodwill of $65.1 million was allocated for four hospitals acquired in 2014. For the QHR reporting unit, goodwill was allocated to QHR based on the amount recorded by the Parent at the time of its acquisition in 2007. All subsequent goodwill generated from hospital, physician practice or other ancillary business acquisitions was recorded at fair value at the time of acquisition.

Goodwill arising from business combinations is not amortized. Goodwill is required to be evaluated for impairment at the same time every year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. The Company performs its annual testing of impairment for goodwill in the fourth quarter of each year.

Other Assets. Other assets consist of the long-term portion of a receivable from CHS related to the indemnification of the Company’s professional and workers’ compensation liabilities and costs to recruit physicians to the Company’s markets. The latter are deferred and amortized over the term of the respective physician recruitment contract, which is generally three years. Other assets also include intangible assets, including capitalized internal-use software costs, which are amortized over the expected useful life, (generally three years for routine software and eight to ten years for major software projects).

Third-Party Reimbursement. Net patient service revenues are reported at the estimated net realizable amount from patients, third-party payors and others for services rendered. Operating revenues include amounts estimated by management to be reimbursable by Medicare and Medicaid under prospective payment systems, provisions of cost-reimbursement and other payment methods. Approximately 39.0%, 40.1% and 40.0% of operating revenues, net of contractual allowances and discounts (before provision for bad debts), for the years ended December 31, 2015, 2014 and 2013, respectively, are related to services rendered to patients covered by the Medicare and Medicaid programs. Revenues from Medicare outlier payments are included in the amounts received from Medicare and were approximately 0.16%, 0.20% and 0.30% of operating revenues, net of contractual allowances and discounts (before provision for bad debts), for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, the Company is reimbursed by non-governmental payors using a variety of payment methodologies. Amounts received by the Company for treatment of patients covered by such programs are generally less than the standard billing rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at operating revenues (net of contractual allowances and discounts). These operating revenues are an estimate of the net realizable amount due from these payors. The process of estimating contractual allowances requires the Company to estimate the amount expected to be received based on payor contract provisions. The key assumption in this process is the estimated contractual reimbursement percentage, which is based on payor classification and historical paid claims data. Due to the complexities involved in these estimates, actual payments the Company receives could be different from the amounts it estimates and records. Final settlements under some of these programs are subject to adjustment based on administrative review and audit by third parties. Adjustments to previous program reimbursement estimates are accounted for as contractual allowance adjustments and reported in the periods that such adjustments become known.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Contractual allowance adjustments related to final settlements and previous program reimbursement estimates impacted net operating revenues unfavorably by $15.1 million during the year ended December 31, 2015 and favorably by $9.2 million and $3.1 million during the years ended December 31, 2014 and 2013, respectively. The above amounts were impacted by an $11.1 million Illinois cost report settlement recorded in 2014 that was subsequently reversed in 2015 due to contract negotiations with one of the Company’s third-party payors, which did not occur until the second quarter of 2015. Exclusive of this adjustment, contractual allowance adjustments impacted net operating revenues unfavorably by $4.0 million and $1.9 million during the years ended December 31, 2015 and 2014, respectively.

Amounts due to third-party payors were $21.0 million and are included in other accrued liabilities in the accompanying combined balance sheet as of December 31, 2015. Amounts due to third-party payors were $21.7 million as of December 31, 2014. Amounts due from third-party payors were $33.7 million and $34.9 million as of December 31, 2015 and 2014, respectively, and are included in other current assets in the accompanying combined balance sheets. Substantially all Medicare and Medicaid cost reports are final settled through 2012.

Net Operating Revenues. Net operating revenues are recorded net of provisions for contractual allowances of approximately $9.2 billion, $8.3 billion and $6.8 billion for the years ended December 31, 2015, 2014 and 2013, respectively. Net operating revenues are recognized when services are provided and are reported at the estimated net realizable amount from patients, third-party payors and others for services rendered. Also included in the provisions for contractual allowances shown above is the value of administrative and other discounts provided to self-pay patients, which was $184.2 million, $195.7 million and $157.8 million for the years ended December 31, 2015, 2014 and 2013, respectively. Revenues applicable to QHR’s management advisory and consulting services business are recognized over the periods in which the related services are performed and were $90.5 million, $96.3 million and $104.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

In the ordinary course of business, the Company provides services to patients who are financially unable to pay for hospital care. The related charges for those patients who are financially unable to pay and that otherwise do not qualify for reimbursement from a governmental program are classified as charity care. The Company determines amounts that qualify for charity care primarily based on the patient’s household income relative to the poverty level guidelines established by the federal government. The Company’s policy is to not pursue collections for such amounts; therefore, the related charges are not reported in net operating revenues or in the provision for bad debts.

Included in the provision for contractual allowances shown above is $30.4 million, $51.6 million and $148.6 million for the years ended December 31, 2015, 2014 and 2013, respectively, representing the value (at the Company’s standard charges) of these charity care services that are excluded from net operating revenues. The decrease in the allowance for charity care in both 2015 and 2014 is primarily attributable to the increase in the number of patients who qualify for Medicaid due to the Medicaid expansion provisions of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

The estimated cost incurred by the Company to provide these charity care services to patients who are unable to pay was approximately $5.0 million, $9.5 million and $28.3 million for the years ended December 31, 2015, 2014 and 2013, respectively. The estimated cost of these charity care services was determined using a ratio of cost to gross charges and applying that ratio to the gross charges associated with providing care to charity patients for the period.

Currently, several states utilize supplemental reimbursement programs for the purpose of providing reimbursement to providers to offset a portion of the cost of providing care to Medicaid patients. These programs

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

are designed with input from Centers for Medicare and Medicaid Services and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. Similar programs are also being considered by other states. After these supplemental programs are fully authorized by the appropriate legislative and/or governmental agencies, the Company recognizes revenue and related expenses in the period in which amounts are estimable and collection is reasonably assured. Reimbursement under these programs is reflected in net operating revenues; fees, taxes or other program-related costs are reflected in other operating expenses.

Operating revenues, net of contractual allowances and discounts (before provision for bad debts), by payor source, recognized during the years ended December 31, 2015, 2014 and 2013, were as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Medicare	$509,794	$548,026	$526,051
Medicaid	444,833	420,050	369,818
Managed care and commercial	1,127,487	1,040,651	955,055
Self-pay	249,878	287,470	264,193
Non-patient	113,866	113,805	120,320

Total	$2,445,858	$2,410,002	$2,235,437

Allowance for Doubtful Accounts. Accounts receivable are reduced by an allowance for amounts that could become uncollectible in the future. Substantially all of the Company’s receivables are related to providing healthcare services to patients at its hospitals and affiliated businesses.

The Company estimates the allowance for doubtful accounts by reserving a percentage of all self-pay accounts receivable without regard to aging category, based on collection history, adjusted for expected recoveries and any anticipated changes in trends. The Company’s ability to estimate the allowance for doubtful accounts is not impacted by not utilizing an aging of net accounts receivable, as management believes that substantially all of the risk exists at the point in time such accounts are identified as self-pay. For all other non-self-pay payor categories, the Company reserves an estimated amount on historical collection rates for the uncontractualized portion of all accounts aging over 365 days from the date of discharge. These amounts represent an immaterial percentage of the Company’s outstanding accounts receivable. The percentage used to reserve for all self-pay accounts is based on the Company’s collection history. The Company collects substantially all of its third-party insured receivables, which include receivables from governmental agencies.

Collections are impacted by the economic ability of patients to pay and the effectiveness of the Company’s collection efforts. Significant changes in payor mix, business office operations, economic conditions or trends in federal and state governmental healthcare coverage could affect the Company’s collection of accounts receivable and the estimates of the collectability of future accounts receivable and are considered in the Company’s estimates of accounts receivable collectability. The Company also continually reviews its overall reserve adequacy by monitoring historical cash collections as a percentage of trailing net revenue less provision for bad debts, as well as by analyzing current period net revenue and admissions by payor classification, aged accounts receivable by payor, days revenue outstanding, the composition of self-pay receivables between pure self-pay patients and the patient responsibility portion of third-party insured receivables and the impact of recent acquisitions and dispositions.

During the fourth quarter of 2015, the Parent recorded an additional provision for bad debts and a corresponding increase to the allowance for doubtful accounts as a result of a change in estimate, of which QHC’s portion was immaterial.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The changes in the allowance for doubtful accounts for the years ended December 31, 2015, 2014 and 2013 are as follows (in thousands):

Description	Balance at Beginning of Year	Acquisitions and Dispositions	Charged to Costs and Expenses	Write-offs	Balance at End of Year
Year ended December 31, 2015 allowance for doubtful accounts	$341,527	$—	$258,520	$(253,540)	$346,507
Year ended December 31, 2014 allowance for doubtful accounts	$334,210	$34,972	$264,502	$(292,157)	$341,527
Year ended December 31, 2013 allowance for doubtful accounts	$287,484	$—	$287,822	$(241,096)	$334,210

Electronic Health Records Incentive Reimbursement. The American Recovery and Reinvestment Act of 2009 included provisions for implementing health information technology under the Health Information Technology for Economic and Clinical Health Act (“HITECH”). The federal government has implemented a number of regulations and programs designed to promote the use of electronic health records (“EHR”) technology and, pursuant to HITECH, established requirements for a Medicare and Medicaid incentive payments program for eligible hospitals and professionals that adopt and meaningfully use certified EHR technology. The Company utilizes a gain contingency model to recognize EHR incentive payments. Recognition occurs when the eligible hospitals adopt or demonstrate meaningful use of certified EHR technology for the applicable payment period and have available the Medicare cost report information for the relevant full cost report year used to determine the final incentive payment.

Medicaid EHR incentive payments are calculated based on prior period Medicare cost report information available at the time when eligible hospitals adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology. Since the information for the relevant full Medicare cost report year is available at the time of attestation, the incentive income from resolving the gain contingency is recognized when eligible hospitals adopt, implement, upgrade or demonstrate meaningful use of certified EHR technology.

Medicare EHR incentive payments are calculated based on the Medicare cost report information for the full cost report year that began during the federal fiscal year in which meaningful use is demonstrated. Since the necessary information is only available at the end of the relevant full Medicare cost report year and after the cost report is settled, the incentive income from resolving the gain contingency is recognized when eligible hospitals demonstrate meaningful use of certified EHR technology and the information for the applicable full Medicare cost report year to determine the final incentive payment is available.

In some instances, the Company may receive estimated Medicare EHR incentive payments prior to when the Medicare cost report information used to determine the final incentive payment is available. In these instances, recognition of the gain for EHR incentive payments is deferred until all recognition criteria described above are met.

Eligibility for annual Medicare incentive payments is dependent on providers successfully attesting to the meaningful use of EHR technology. Medicaid incentive payments are available to providers in the first payment year that they adopt, implement or upgrade certified EHR technology; however, providers must demonstrate meaningful use of such technology in any subsequent payment years to qualify for additional incentive payments. Medicaid EHR incentive payments are fully funded by the federal government and administered by the states; however, the states are not required to offer EHR incentive payments to providers.

The Company recognized $25.8 million, $44.7 million and $34.0 million for the years ended December 31, 2015, 2014 and 2013, respectively, of incentive reimbursement for HITECH incentives from Medicare and

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Medicaid related to certain of the Company’s hospitals and for certain of the Company’s employed physicians that have demonstrated meaningful use of certified EHR technology or have completed attestations to their adoption or implementation of certified EHR technology. These incentive reimbursements are presented as a reduction of operating costs and expenses in the combined statements of income. The Company received cash related to the incentive reimbursement for HITECH incentives of $10.1 million, $35.7 million and $45.0 million for the years ended December, 31, 2015, 2014 and 2013, respectively. The Company recorded $14.4 million as deferred revenue at December 31, 2014, as all criteria for gain recognition had not been met. This deferred revenue is included in other accrued liabilities in the combined balance sheet. The Company recorded no deferred revenue related to the reimbursement for HITECH incentives at December 31, 2015. The Company had receivables for incentive reimbursements for which the recognition criteria had been met, but payment was not yet received, of $11.2 million and $12.2 million as of December 31, 2015 and 2014, respectively. These receivables are included in other current assets in the combined balance sheets.

Physician Income Guarantees. The Company enters into physician recruiting agreements under which it supplements physician income to a minimum amount over a period of time, typically one year, while the physicians establish themselves in the community. As part of the agreements, the physicians commit to practice in the community for a period of time, typically three years, which extends beyond their income guarantee period. The Company records an asset and liability for the estimated fair value of minimum revenue guarantees on new agreements. Adjustments to the ultimate value of the guarantee paid to physicians are recognized in the period that the change in estimate is identified. The Company amortizes an asset over the life of the agreement. As of December 31, 2015 and 2014, the unamortized portion of these physician income guarantees was $5.7 million and $5.5 million, respectively, and is included in other assets, net in the accompanying combined balance sheets. Recorded liabilities related to these contracts were $2.7 million and $1.9 million as of December 31, 2015 and 2014, respectively, and are included in other accrued liabilities in the accompanying combined balance sheets.

Concentrations of Credit Risk. The Company grants unsecured credit to its patients, most of whom reside in the service area of the Company’s facilities and are insured under third-party payor agreements. Because of the economic diversity of the Company’s facilities and non-governmental third-party payors, Medicare represents the only significant concentration of credit risk from payors. Accounts receivable, net of contractual allowances, from Medicare were $42.7 million and $51.7 million, representing 5.2% and 6.6% of combined net accounts receivable, before allowance for doubtful accounts, as of December 31, 2015 and 2014, respectively.

Other Operating Expenses. Other operating expenses consist primarily of purchased services, including medical specialist fees ($323.6 million, $327.7 million and $283.3 million in 2015, 2014 and 2013, respectively), property taxes and insurance ($124.6 million, $125.9 million and $121.7 million in 2015, 2014 and 2013, respectively), repairs and maintenance expenses ($45.9 million, $46.1 million and $40.8 million in 2015, 2014 and 2013, respectively), and corporate management fees ($36.5 million, $36.9 million and $34.5 million in 2015, 2014 and 2013, respectively).

Insurance. QHC incurred $134.3 million, $121.2 million and $122.8 million of costs related to CHS’ general insured risks for the years ended December 31, 2015, 2014 and 2013, respectively. QHC is a participant in CHS’ self-insurance programs where permitted by law or regulation, including professional liability, workers’ compensation and certain employee related benefits, including employee health insurance. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, and other actuarial assumptions. For other risks, a combination of third party insurance and self-insurance is used, reflecting comprehensive reviews of relevant risks. The annual cost is allocated to all of the participating subsidiaries of CHS, including QHC, using methodologies deemed reasonable by management. All obligations pursuant to these plans have historically been obligations of CHS, with the exception of professional liabilities

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

and workers’ compensation for which the hospitals have also been deemed liable. Therefore, these liabilities are reflected in the combined balance sheets and are offset by a corresponding receivable from CHS, as CHS will fully indemnify QHC for all claims occurring prior to the Distribution.

Accounting for the Impairment or Disposal of Long-Lived Assets. Whenever events or changes in circumstances indicate that the carrying values of certain long-lived assets may be impaired, the Company projects the undiscounted cash flows expected to be generated by these assets. If the projections indicate that the reported amounts are not expected to be recovered, such amounts are reduced to their estimated fair value based on a quoted market price, if available, or an estimate based on valuation techniques available in the circumstances.

During the year ended December 31, 2015, the Company recorded a pre-tax impairment charge of $13.0 million to reduce the carrying value of certain long-lived assets at seven of its hospitals to their estimated fair value. During the year ended December 31, 2014, the Company recorded a pretax impairment charge of $1.0 million to reduce the carrying value of certain long-lived assets at one of its hospitals to their estimated fair value. During the year ended December 31, 2013, the Company recorded a pretax impairment charge of $8.0 million to reduce the carrying value of certain long-lived assets at three of its hospitals to their estimated fair value. The impairments for 2015, 2014 and 2013 were identified because of declining operating results and projections of future cash flows at these hospitals caused by competitive and operational challenges specific to the markets in which these hospitals operate.

Income Taxes. Income taxes as presented herein attribute current and deferred income taxes of CHS to QHC’s stand-alone financial statements in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by Accounting Standards Codification (“ASC”) 740, Income Taxes. Accordingly, QHC’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group member were a separate taxpayer and a stand-alone enterprise. As a result, actual tax transactions included in the consolidated financial statements of CHS may not be included in the separate combined financial statements of QHC. Similarly, the tax treatment of certain items reflected in the separate combined financial statements of QHC may not be reflected in the consolidated financial statements and tax returns of CHS; therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in the consolidated financial statements of the Parent.

The breadth of QHC’s operations and the complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes that QHC will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal and state tax audits in the normal course of business.

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of QHC’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

In general, the taxable income or loss of various QHC entities was included in the consolidated tax returns of CHS, where applicable, in jurisdictions around the country. As such, separate income tax returns were not prepared for many QHC entities. Consequently, income taxes currently payable are deemed to have been

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

remitted to CHS, in cash, in the period the liability arose and income taxes currently receivable are deemed to have been received from CHS in the period that a refund could have been recognized by QHC had QHC been a separate taxpayer.

Segment Reporting. A public company is required to report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Aggregation of similar operating segments into a single reportable operating segment is permitted if the businesses have similar economic characteristics and meet the criteria established by U.S. GAAP.

The operations of QHC are derived from two distinct operating segments, represented by hospital operations (which includes the Company’s acute care hospitals and related healthcare entities that provide inpatient and outpatient healthcare services) and hospital management advisory and consulting services (which includes QHR). U.S. GAAP requires (1) that financial information be disclosed for operating segments that meet a 10% quantitative threshold of the combined totals of net revenue, profit or loss, or total assets; and (2) that the individual reportable segments disclosed contribute at least 75% of total combined net revenue. Based on these measures, only the hospital operations segment meets the criteria as a separate reportable segment. Financial information for the hospital management advisory and consulting services segment does not meet the quantitative thresholds and is included in the all other reportable segment.

Due to Parent, net. Due to Parent, net in the combined balance sheets represents CHS’ historical investment in QHC, cost allocations from CHS to QHC, the net effect of transactions with QHC, including capital expenditures, and cash transferred from QHC to CHS under CHS’ cash management program. These related amounts are funded by the Parent principally under long-term borrowing arrangements with the individual hospital facilities. The long-term borrowing arrangements represent QHC’s historical commitment to provide payment in full to CHS for this intercompany indebtedness. The intercompany indebtedness of QHC with CHS will be extinguished concurrent with the Distribution. See Note 4 for a description of related party transactions with CHS.

New Accounting Pronouncements. In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, which outlines a single comprehensive model for recognizing revenue and supersedes most existing revenue recognition guidance, including guidance specific to the healthcare industry. This ASU provides companies the option of applying a full or modified retrospective approach upon adoption. In August 2015, the FASB issued ASU 2015-14, which defers the effective date until fiscal years beginning after December 15, 2017 with early adoption permitted for annual periods beginning after December 15, 2016. The Company expects to adopt this ASU on January 1, 2018 and is currently evaluating its plan for adoption and the impact on its revenue recognition policies, procedures and control framework and the resulting impact on its combined financial position, results of operations and cash flows.

In April 2015, the FASB issued ASU 2015-03, which requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction from the carrying amount of that debt liability, consistent with the accounting for debt discounts. The ASU did not change the measurement or recognition guidance for debt issuance costs only the classification. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The Company adopted this ASU on January 1, 2016; however, it currently does not have any debt issuance costs on its combined balance sheets. As such, the adoption has no effect on its combined financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU 2015-17, which amended the balance sheet classification requirements for deferred income taxes to simplify their presentation in the statement of financial position. The

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

ASU requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This ASU is effective for fiscal years beginning after December 31, 2016, with early adoption permitted. The Company early adopted the provisions of this ASU for the presentation and classification of its deferred tax assets and liabilities at December 31, 2015. The effect of this change primarily resulted in the current portion of deferred income taxes at December 31, 2015 being included in the noncurrent deferred income tax liability. The Company did not retrospectively apply the provisions of this ASU to prior periods, as permitted under the provisions of this ASU.

Reclassification. The Company has reclassified impairment of long-lived assets to inclusion as part of operating costs and expenses on the accompanying combined statements of income for the years ended December 31, 2014 and 2013 to conform to the current year presentation, which includes the impairment as part of operating costs and expenses. These amounts had previously been classified below income from operations on the combined statements of income. The Company has concluded that the classification of such amounts in the prior years was not material to the previously issued combined financial statements. This change in classification had no effect on the Company’s net income or cash flows included in previously issued combined financial statements.

2. ACQUISITIONS

The Company accounts for all transactions that represent business combinations using the acquisition method of accounting, where the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date the Company obtains control in the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed and any noncontrolling interests has been obtained, limited to one year from the acquisition date) are recorded as of the date of acquisition. Any material impact to comparative information for periods after acquisition, but before the period in which adjustments are identified, is reflected in those prior periods as if the adjustments were considered as of the acquisition date. Goodwill is determined as the excess of the fair value of the consideration conveyed in the acquisition over the fair value of the net assets acquired.

Acquisition and related integration costs for prospective and closed acquisitions of $0.2 million, $1.9 million and $2.3 million were expensed during the years ended December 31, 2015, 2014 and 2013, respectively, and are included in other operating expenses in the combined statements of income.

HMA Hospitals Acquisition

On January 27, 2014, an indirect, wholly-owned subsidiary of the Parent completed the acquisition of Hospital Management Associates, Inc. (“HMA”). In connection with the Distribution, CHS will contribute to Quorum Health Corporation the assets and liabilities of four of the hospitals it acquired from HMA. The operations of these four hospitals are included in the combined financial statements of QHC from the date of acquisition through December 31, 2015. The Company has applied the acquisition accounting allocated from the Parent to reflect the assets acquired and liabilities assumed for these hospitals, with an allocation of approximately $135.6 million of consideration, which is based on the fair value of the hospitals’ net assets and is included in Due to Parent, net in the accompanying combined balance sheet as of December 31, 2014. The four hospitals include Barrow Regional Medical Center (56 licensed beds) located in Winder, Georgia; Clearview Regional Medical Center (77 licensed beds) located in Monroe, Georgia; Paul B. Hall Regional Medical Center (72 licensed beds) located in Paintsville, Kentucky and Sandhills Regional Medical Center (64 licensed beds) located in Hamlet, North Carolina (collectively the “HMA Hospitals”).

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The total consideration related to the acquisition of the HMA Hospitals was allocated to the assets acquired and liabilities assumed based upon their respective fair values. The table below summarizes the calculation of consideration paid and allocations of the purchase price (including assumed liabilities and long-term debt) related to the HMA Hospitals acquisition (in thousands):

Total consideration paid	$135,609

Current assets	$31,888
Property and equipment	65,090
Goodwill	65,066
Other long-term assets	10,587
Liabilities	(35,116)
Noncontrolling interests	(1,906)

Total identifiable net assets	$135,609

The allocation process requires the analysis of acquired fixed assets, contracts, contractual commitments, and legal contingencies to identify and record the fair value of all assets acquired and liabilities assumed. Goodwill related to the HMA Hospitals is recorded in the hospital operations reporting unit.

Net operating revenues and income before income taxes and the allocation of both interest and corporate overhead from hospitals acquired from HMA from the date of acquisition through December 31, 2014 were approximately $143.2 million and $6.6 million, respectively.

Pro Forma Operating Results

The following pro forma combined summary of operations of the Company gives effect to using historical information of the operations of the HMA Hospitals acquired in 2014 as if the transaction had occurred as of January 1, 2013 (in thousands):

	Year Ended December 31,
	2014	2013
	(Unaudited)
Pro forma net operating revenues	$2,156,969	$2,105,277
Pro forma net income (loss) attributable to Quorum Health	6,127	(28,806)

Pro forma adjustments to net income include adjustments to depreciation and amortization expense, net of the related tax effect, based on the estimated fair value assigned to the long-lived assets acquired, and to interest expense, net of the related tax effect, assuming the increase in indebtedness to Parent used to fund the acquisition had occurred as of January 1, 2013.

The pro forma results presented above with respect to the HMA Hospitals acquisition are not necessarily indicative of the actual results of operations that would have been achieved had the acquisition been consummated on the date and for the periods indicated and do not purport to indicate combined results of operations as of any future date or any future period. These pro forma results are based upon currently available information and estimates and assumptions that management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result or have resulted with respect to the HMA Hospitals acquisition. These pro forma results do not reflect certain non-recurring costs related to the acquisition such as cash expenditures for restructuring and integration activities.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Other Acquisitions

During the years ended December 31, 2015, 2014 and 2013, $8.0 million, $6.4 million and $4.2 million, respectively, was paid to acquire the operating assets and related businesses of certain physician practices, clinics and other ancillary businesses that operate within the communities served by the Company’s affiliated hospitals. The Company allocated the consideration as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Total consideration paid	$8,019	$6,385	$4,210

Current assets	422	79	360
Property and equipment	3,190	786	790
Goodwill	6,788	5,451	2,799
Other long-term assets	564	69	261
Liabilities	(1,229)	—	—
Noncontrolling interests	(1,716)	—	—

Total identifiable net assets	$8,019	$6,385	$4,210

3. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2014 were as follows (in thousands):

	Year Ended December 31,
	2015	2014
Balance, beginning of year	$534,916	$464,399
Goodwill acquired as part of acquisitions during current year	6,788	70,517

Balance, end of year	$541,704	$534,916

Goodwill is allocated to each identified reporting unit, which is defined as an operating segment or one level below the operating segment (referred to as a component of the entity). Management has determined that QHC’s hospital operations and hospital management advisory and consulting services operations meet the criteria to be classified as reporting units. Goodwill related to QHC’s hospital operations reporting unit was $508.4 million and $501.6 million as of December 31, 2015 and 2014, respectively. Goodwill related to QHC’s hospital management advisory and consulting services reporting unit was $33.3 million at both December 31, 2015 and 2014.

Goodwill is evaluated for impairment at the same time every year and when an event occurs or circumstances change that, more likely than not, reduce the fair value of the reporting unit below its carrying value. There is a two-step method for determining goodwill impairment. Step one is to compare the fair value of the reporting unit with the unit’s carrying amount, including goodwill. If this test indicates the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit’s goodwill with the carrying value of the reporting unit’s goodwill. The Company performed its last annual goodwill evaluation during the fourth quarter of 2015. No impairment was indicated by this evaluation. The next annual goodwill evaluation will be performed during the fourth quarter of 2016.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The fair value of the related reporting units is estimated using both a discounted cash flow model as well as a multiple model based on earnings before interest, taxes, depreciation and amortization (“EBITDA”). The cash flow forecasts are adjusted by an appropriate discount rate based on the Company’s best estimate of a market participant’s weighted-average cost of capital. Both models are based on the Company’s best estimate of future revenues and operating costs.

Other Intangible Assets

The gross carrying amount of the Company’s other intangible assets subject to amortization was $43.3 million at December 31, 2015 and $43.2 million at December 31, 2014, and the net carrying amount was $13.9 million at December 31, 2015 and $17.2 million at December 31, 2014. The carrying amount of the Company’s other intangible assets not subject to amortization was $11.4 million at both December 31, 2015 and December 31, 2014. Other intangible assets are included in other assets, net in QHC’s combined balance sheets. Substantially all of the intangible assets are contract-based intangible assets related to operating licenses, management contracts, or non-compete agreements entered into in connection with prior acquisitions. There are no expected residual values related to these intangible assets. Amortization expense on these intangible assets was $3.3 million, $3.5 million and $3.1 million during the years ended December 31, 2015, 2014 and 2013, respectively. Amortization expense on intangible assets is estimated to be $3.0 million in 2016, $2.2 million in 2017, $2.0 million in 2018, $1.9 million in 2019, $1.7 million in 2020 and $3.1 million thereafter.

The gross carrying amount of capitalized software for internal use was $194.9 million and $183.2 million at December 31, 2015 and December 31, 2014, respectively, and the net carrying amount considering accumulated amortization was $96.9 million and $110.8 million at December 31, 2015 and December 31, 2014, respectively. The estimated amortization period for capitalized internal-use software is generally three years, except for capitalized costs related to significant system conversions, which is generally eight to ten years. There is no expected residual value for capitalized internal-use software. At December 31, 2015, there was $2.8 million of capitalized costs for internal-use software that is currently in the development stage and will begin amortization once the software project is complete and ready for its intended use. Amortization expense on capitalized internal-use software was $27.3 million, $27.0 million and $14.8 million during the years ended December 31, 2015, 2014 and 2013, respectively. Amortization expense on capitalized internal-use software is estimated to be $27.7 million in 2016, $18.3 million in 2017, $12.7 million in 2018, $10.4 million in 2019, $10.4 million in 2020 and $17.4 million thereafter.

In connection with the acquisition of the HMA Hospitals, CHS further analyzed its intangible assets related to internal-use software used in certain of its hospitals for patient and clinical systems, including software required to meet criteria for meaningful use attestation and ICD-10 compliance. This analysis resulted in management reassessing its usage of certain software products and rationalizing that, with the addition of the HMA Hospitals in the first quarter of 2014, those software applications were going to be discontinued and replaced with new applications that better integrate meaningful use and ICD-10 compliance, are more cost effective and can be implemented at a greater efficiency of scale over future implementations. As a result of this analysis, during the year ended December 31, 2014, QHC recorded accelerated amortization of $5.0 million related to shortening the remaining useful life of software abandoned.

4. RELATED PARTY TRANSACTIONS

Allocation of Corporate Expenses and Other Transactions with CHS

Historically, QHC has been managed and operated in the normal course of business with other affiliates of CHS. Accordingly, certain shared expenses were allocated to QHC and reflected as expenses in the stand-alone combined financial statements. If possible, these allocations were made on a specific identification basis.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Otherwise, the expenses were allocated to QHC based on other appropriate methods, depending on the nature of the expense to be allocated. Management of QHC and CHS consider the allocation methodologies used to be reasonable and appropriate reflections of the historical CHS expenses attributable to QHC for purposes of the stand-alone financial statements. The expenses reflected in the combined financial statements may not be indicative of expenses that will be incurred by QHC as an independent, publicly traded company in the future.

Charges for functions historically provided to QHC by CHS are primarily attributable to CHS’ performance of many shared services from which the Company benefits. Such services include executive and divisional management, treasury, accounting, risk management, legal, procurement, human resources, information technology support and other administrative support. In addition, QHC participates in certain CHS insurance, benefit and incentive plans. Many of these expenses benefit multiple CHS subsidiaries, including QHC, and are allocated to QHC using methods based on proportionate formulas involving total expenses, net revenues, number of licensed beds or other allocation methods that management believes are consistent and reasonable. These costs are included in other operating expenses in the combined statements of income, except for $102.7 million, $97.0 million and $93.8 million of health insurance and other employee related benefits, which are included in salaries and benefits expense, and $2.5 million, $4.6 million and $3.8 million included in rent expense for the years ended December 31, 2015, 2014 and 2013, respectively.

Allocated corporate expenses were as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
Insurance	$134,290	$121,202	$122,849
Management fees	36,466	36,902	34,538
Other corporate allocations	72,262	69,867	54,817

Total corporate allocations	$243,018	$227,971	$212,204

The allocation of insurance costs primarily includes employee health and other employment related insurance, professional liability and workers’ compensation benefits. These costs were principally allocated based on related claims history of the Company’s individual facilities. The Parent charges management fees, which consist of general corporate overhead costs, to its individual hospitals based on the ratio of licensed beds at each facility to the Parent’s total licensed beds. Other corporate allocations represent the allocation of certain corporate overhead costs that are identified to directly benefit the company’s facilities and are allocated based on proportionate expenses, net revenues and other allocation methods considered reasonable for the applicable cost.

Due to Parent, net

Due to Parent, net in the accompanying combined balance sheets represents CHS’ historical investment in QHC, cost allocations from CHS to QHC, the net effect of transactions with QHC, including capital expenditures, and cash transferred from QHC to CHS under CHS’ cash management program. These related amounts are funded by the Parent principally under long-term borrowing arrangements with the individual hospital facilities. The long-term borrowing arrangements represent QHC’s historical commitment to provide payment in full to CHS for this intercompany indebtedness. The intercompany indebtedness of QHC with CHS will be extinguished concurrent with the Distribution.

QHC is charged interest on the amounts due to CHS at various rates ranging from 4% to 7%, and the interest computations are based on the outstanding balance at the end of each month. Interest expense, net related to amounts due to CHS for the intercompany indebtedness and receivables facility (see below) was $98.0 million, $93.6 million and $99.4 million for the years ended December 31, 2015, 2014 and 2013, respectively.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Receivables Facility

On March 21, 2012, certain subsidiaries of CHS entered into an asset-backed securitization program (the “Receivables Facility”) utilizing a sub-section of its outstanding patient service accounts receivable (non self-pay) with a group of conduit lenders and liquidity banks, The Bank of Nova Scotia, as a managing agent, and Credit Agricolé Corporate and Investment Bank (“Credit Agricolé”) as managing agent and as the administrative agent. The Bank of Tokyo-Mitsubishi UFJ, Ltd. was added as a managing agent in March 2013. The existing and future patient-related accounts receivable (non self-pay) for certain of the Parent’s affiliated hospitals serve as collateral for the outstanding borrowings.

The structure of the securitization follows a three-tiered transfer of the financial interest in these receivables, documented through three separate agreements. In the first tier of the transaction, the patient receivables (including all managed care, governmental and self-pay receivables) are sold to CHS/Community Health Systems, Inc. (“CHS/CHS”) in exchange for a combination of cash and a subordinated intercompany note receivable. In the second tier of the transaction, those same receivables are either sold for cash or contributed to CHS Receivables Funding, LLC (a new, wholly-owned, special-purpose entity created for the sole purpose of entering into the securitization borrowing, or “CHS Rec Funding”) in exchange for equity. Finally, CHS Rec Funding provides to Credit Agricolé a participating security interest in the receivables in exchange for advances from the conduit lender and liquidity banks of up to $700 million outstanding from time to time based on the availability of eligible receivables and other customary factors. The liquidity banks have provided a liquidity facility that will step in to purchase commercial paper backed by the underlying receivables in such a case as there are no buyers of the commercial paper. Except for certain limited obligations set forth in a Collection Agreement Performance Undertaking, the group of third-party conduit lenders and liquidity banks does not have recourse to CHS beyond the assets of the wholly-owned special-purpose entity that securitizes the loan.

Certain QHC hospitals were included in the Receivables Facility as of December 31, 2014. At December 31, 2014, QHC recorded the first tier of the transaction as a secured borrowing with CHS/CHS in the amount of $224.8 million. The secured borrowing represents QHC’s net accounts receivable sold to CHS/CHS and is included in long-term debt in the accompanying combined balance sheet. Additionally, a receivable for cash owed to QHC from CHS/CHS is recorded as a reduction to Due to Parent, net in the accompanying combined balance sheet as of December 31, 2014. On November 13, 2015, all QHC entities were removed from the securitization program. Accordingly, the related long-term debt and receivable from CHS/CHS were reversed through Due to Parent, net.

5. INCOME TAXES

As previously discussed, although QHC was historically included in consolidated income tax returns of CHS, QHC’s income taxes are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, such as net operating loss carryforwards, which were actually reflected in the consolidated financial statements of CHS, may or may not exist at the stand-alone QHC level.

QHC’s combined financial statements reflect amounts due to CHS for income tax related matters, as it is assumed that all such amounts due to CHS are deemed unsettled at the end of the financial statement reporting periods.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended December 31,
	2015	2014	2013
Current:
Federal	$—	$—	$—
State	762	572	412

	762	572	412
Deferred:
Federal	1,749	4,790	(11,520)
State	793	217	(994)

	2,542	5,007	(12,514)

Total provision for (benefit from) income taxes	$3,304	$5,579	$(12,102)

The following table reconciles the differences between the statutory federal income tax rate and the effective tax rate (dollars in thousands):

	Year Ended December 31,
	2015		2014		2013
	Amount	%	Amount	%	Amount	%
Provision for income taxes at statutory federal rate	$2,814	35.0%	$4,527	35.0%	$(13,107)	35.0%
State income taxes, net of federal income tax benefit	(171)	(2.1)	(1,202)	(9.3)	(1,972)	5.2
Net (income) loss attributable to noncontrolling interests	(1,189)	(14.8)	157	1.2	463	(1.2)
Change in valuation allowance	1,459	18.2	1,791	13.8	1,246	(3.3)
Other	391	4.8	306	2.4	1,268	(3.4)

Provision for income taxes and effective tax rate for income from operations	$3,304	41.1%	$5,579	43.1%	$(12,102)	32.3%

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes are based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities under the provisions of the enacted tax laws. Deferred income taxes as of December 31, 2015 and 2014 consist of the following (in thousands):

	December 31,
	2015		2014
	Assets	Liabilities	Assets	Liabilities
Net operating loss and credit carryforwards	$53,558	$—	$49,539	$—
Property and equipment	—	80,429	—	92,468
Prepaid expenses	—	7,206	—	7,344
Goodwill and other intangibles	—	36,828	—	34,475
Investments in unconsolidated affiliates	—	1,772	—	1,739
Other liabilities	25,634	776	24,395	910
Accounts receivable	5,561	1,841	11,898	4,853
Accrued vacation	9,209	—	9,854	—
Accrued expenses	440	—	11,721	—
Deferred compensation	637	—	655	—
Other	1,370	—	1,627	—

	96,409	128,852	109,689	141,789
Valuation allowance	(8,587)	—	(7,128)	—

Total deferred income taxes	$87,822	$128,852	$102,561	$141,789

With the exception of the net operating loss carryforwards described below, the Company believes that the net deferred tax assets calculated using the separate return method will ultimately be realized. Its conclusion is based on its estimate of future taxable income and the expected timing of temporary difference reversals. At the end of 2015, the Company had federal net operating loss carryforwards of approximately $120.1 million, which expire from 2031 to 2035. These federal net operating loss carryforwards are recognized appropriately using the separate return method, but they will not be realizable by QHC, as they were previously recognized by the Parent. The Company also had state net operating loss carryforwards of approximately $262.1 million, which expire from 2016 to 2035. The Company does not expect to be able to utilize some state net operating losses prior to the expiration of the carryforward period. A valuation allowance of approximately $8.6 million has been recognized for those items. With respect to the deferred tax liability pertaining to goodwill and other intangibles, as included above, goodwill purchased in connection with certain business acquisitions is amortizable for income tax reporting purposes. However, for financial reporting purposes, there is no corresponding amortization allowed with respect to such purchased goodwill.

The valuation allowance increased by $1.5 million and $1.8 million for the years ended December 31, 2015 and 2014, respectively. The change in valuation allowance relates to the realizability of state net operating losses in certain income tax jurisdictions.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company is not aware of any unrecognized tax benefit and has therefore not recorded any such amounts in the accompanying combined financial statements.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments has been estimated by the Company using available market information as of December 31, 2015 and December 31, 2014, and valuation methodologies considered appropriate. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange (in thousands):

	December 31,
	2015		2014
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:
Cash and cash equivalents	$1,106	$1,106	$2,559	$2,559
Liabilities:
Receivables Facility	—	—	224,773	224,773
Other debt	23,415	23,415	8,464	8,464

The estimated fair value is determined using the methodologies discussed below in accordance with accounting standards related to the determination of fair value.

Cash and cash equivalents. The carrying amount approximates fair value due to the short-term maturity of these instruments (less than three months).

Receivables Facility and other debt. The carrying amount of the Receivables Facility and all other debt approximates fair value due to the nature of these obligations. See Note 4 for a description of the Receivables Facility.

Other

During the year ended December 31, 2015, the Company impaired certain long-lived assets for seven hospitals, utilizing observable market-based inputs, reducing the carrying value of those hospitals to their total fair value of approximately $47 million.

Fair Value Hierarchy

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions the market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company utilizes the U.S. GAAP fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumption about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The inputs used to measure fair value are classified into the following fair value hierarchy:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

QUORUM HEALTH

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes values determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions.

7. LEASES

Certain office buildings and items of equipment are leased under capital and operating lease agreements. During the years ended December 31, 2015, 2014 and 2013, the Company incurred capital lease obligations of $15.5 million, $2.4 million and $4.9 million, respectively. All lease agreements generally require the payment of maintenance, repairs, property taxes and insurance costs.

Commitments relating to noncancellable operating and capital leases for each of the next five years and thereafter are as follows (in thousands):

Years Ending December 31,	Operating (1)	Capital
2016	$28,732	$8,616
2017	23,428	2,458
2018	15,674	2,358
2019	11,888	2,385
2020	9,530	2,420
Thereafter	20,363	13,845

Total minimum future payments	$109,615	32,082

Less: Imputed interest		(9,759)

Total capital lease obligations		22,323
Less: Current portion		(7,695)

Long-term capital lease obligations		$14,628

(1)	Minimum lease payments have not been reduced by minimum sublease rentals due in the future of $4.3 million.

Buildings and equipment capitalized under capital leases as reflected in the accompanying combined balance sheets were $22.3 million and $1.1 million, respectively, as of December 31, 2015 and $7.2 million and $1.6 million, respectively, as of December 31, 2014. The accumulated depreciation related to these assets under capital leases was $1.0 million and $0.6 million as of December 31, 2015 and 2014, respectively. Depreciation of assets under capital leases is included in depreciation and amortization expense and amortization of debt discounts on capital lease obligations is included in interest expense, net in the accompanying combined statements of income.

8. EMPLOYEE BENEFIT PLANS

Many of QHC’s employees participate in defined contribution plans sponsored by various subsidiaries of CHS. Contributions to these plans are primarily based on a percentage of the employees’ salary deferral contributions and are subject to applicable plan provisions. The costs related to QHC employees’ participation in the plans was $13.0 million, $13.1 million and $14.7 million for the years ended December 31, 2015, 2014 and 2013, respectively, and is recorded in salaries and benefits expense in the combined statements of income.

CHS maintains the CHS/Community Health Systems, Inc. Retirement Income Plan (“R.I.P.”), which is a defined benefit, non-contributory pension plan. The R.I.P. covered certain employees at one of QHC’s hospitals

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

through December 27, 2015. On December 28, 2015, QHC became the sponsor of a new defined benefit plan (“Pension Plan”) that was spun off from the R.I.P. The Pension Plan provides benefits to covered individuals satisfying certain age and service requirements. Employer contributions to the Pension Plan are in accordance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended. The Company expects to make a contribution to the Pension Plan in 2015 of $0.1 million. The Company uses a December 31 measurement date for the benefit obligations and a January 1 measurement date for its net periodic costs for the Pension Plan. Variances from actuarially assumed rates will result in increases or decreases in benefit obligations, net periodic cost and funding requirements in future periods. Benefits expense related to the Pension Plan for the year ended December 31, 2015 was $0.3 million. Benefits expense related to QHC employees’ participation under the R.I.P. was $0.3 million for each of the years ended December 31, 2014 and 2013. The accrued benefit liability for the Pension Plan totaled $0.9 million at December 31, 2015, and is included in other long-term liabilities in the combined balance sheet. The accrued benefit liability for the R.I.P. totaled $1.3 million at December 31, 2014 and is included in other long-term liabilities in the combined balance sheet. The weighted-average assumptions used for determining the net periodic cost for the year ended December 31, 2015 was a discount rate of 3.95%, an annual salary increase of 3.5% and the expected long-term rate of return on assets of 7.0%.

All additional disclosures related to the R.I.P. and Pension Plan are immaterial.

9. SEGMENT INFORMATION

The Company operates in two distinct operating segments, represented by hospital operations (which includes its general acute care hospitals and related healthcare entities that provide inpatient and outpatient healthcare services) and hospital management advisory and consulting services (which includes QHR).

Only the hospital operations segment meets the criteria as a separate reportable segment. The financial information for the hospital management advisory and consulting services segment does not meet the quantitative thresholds for a separate identifiable reportable segment and is combined into the all other reportable segment.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The distribution between reportable segments of the Company’s net operating revenues, Adjusted EBITDA, expenditures for segment assets and total assets is summarized in the following tables (in thousands):

	December 31,
	2015	2014	2013
Net operating revenues:
Hospital operations	$2,096,831	$2,049,193	$1,842,813
All other	90,507	96,307	104,802

Total	$2,187,338	$2,145,500	$1,947,615

Adjusted EBITDA:
Hospital operations	$249,375	$251,309	$181,694
All other	14,292	13,516	15,425

Total	$263,667	$264,825	$197,119

Reconciliation of Adjusted EBITDA to income (loss) before income taxes:
Adjusted EBITDA	$263,667	$264,825	$197,119
Depreciation and amortization	(128,001)	(127,593)	(106,557)
Interest expense, net	(98,290)	(92,926)	(99,465)
Impairment of long-lived assets	(13,000)	(1,000)	(8,000)
Transaction costs related to spin-off	(16,337)	—	—
Legal settlements	—	(30,374)	(20,544)

Income (loss) before income taxes	$8,039	$12,932	$(37,447)

Expenditures for segment assets:
Hospital operations	$59,272	$68,889	$81,827
All other	183	177	640

Total	$59,455	$69,066	$82,467

	December 31,
	2015	2014
Total assets:
Hospital operations	$2,256,557	$2,328,742
All other	38,299	39,697

Total	$2,294,856	$2,368,439

10. COMMITMENTS AND CONTINGENCIES

Construction and Capital Commitments. The Company intends to build a new patient tower and expand its surgical capacity at its hospital in Springfield, Oregon, for which it has incurred $10.4 million through December 31, 2015. The total estimated construction costs, including equipment costs, could be up to $88 million. The project is expected to be completed in 2017.

Additionally, during the third quarter of 2015, CHS entered into an agreement with a developer to construct the Company’s future corporate headquarters. The Company recorded this lease as a direct financing obligation. As of December 31, 2015, $14.4 million of costs related to this project have been incurred. These project costs

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

are included as additions to construction in progress and long-term debt in the accompanying combined balance sheet at December 31, 2015. The costs are additionally reflected on the combined statement of cash flows in 2015 in assets acquired under capital leases.

Physician Recruiting Commitments. As part of its physician recruitment strategy, the Company provides income guarantee agreements to certain physicians who agree to relocate to its communities and commit to remain in practice there. Under such agreements, the Company is required to make payments to the physicians in excess of the amounts they earned in their practice up to the amount of the income guarantee. These income guarantee periods are typically for 12 months. Such payments are recoverable by the Company from physicians who do not fulfill their commitment period, which is typically three years, to the respective community. At December 31, 2015, the maximum potential amount of future payments under these guarantees in excess of the liability recorded is $3.9 million.

Professional Liability Claims. As part of the business of owning and operating hospitals, the Company is subject to legal actions alleging liability on its part. CHS provides professional liability insurance to QHC and QHC is indemnified against losses under this Parent insurance arrangement. The liability for claims related to QHC was determined based on an actuarial study of QHC’s operations. The liability is offset by a corresponding receivable from the Parent.

The net present value of the projected payments was discounted using a weighted-average risk-free rate of 0.8%, 1.0% and 1.0% in 2015, 2014 and 2013, respectively. This liability is adjusted for new claims information in the period such information becomes known. The Company’s estimated liability for professional and general liability claims was $98.6 million and $113.3 million as of December 31, 2015 and 2014, respectively. The estimated undiscounted claims liability was $102.0 million and $118.0 million as of December 31, 2015 and 2014, respectively. The current portion of the liability for professional and general liability claims was $21.1 million and $31.7 million as of December 31, 2015 and 2014, respectively, and is included in other accrued liabilities in the accompanying combined balance sheets, with the long-term portion recorded in other long-term liabilities. Corresponding amounts due from CHS related to the indemnification of these liabilities are included in other current assets and other assets in the accompanying combined balance sheets. Professional liability expense includes an allocation from CHS of the losses resulting from professional liability claims and loss adjustment expense, as well as paid excess insurance premiums, and is presented within other operating expenses in the accompanying combined statements of income.

Workers’ Compensation Claims. CHS provides workers’ compensation insurance to QHC, and QHC is indemnified against losses under this Parent insurance arrangement. The liability for claims related to QHC was determined based on an actuarial study of QHC’s operations. The liability is offset by a corresponding receivable from the Parent. The Company’s estimated liability for workers’ compensation claims was $28.8 million and $28.6 million as of December 31, 2015 and 2014, respectively. The current portion of the liability was $8.3 million as of both December 31, 2015 and 2014, and is included in employee compensation liabilities in the accompanying combined balance sheets, with the long-term portion recorded in other long-term liabilities.

Legal Matters. The Company is a party to various legal, regulatory and governmental proceedings incidental to its business. Based on current knowledge, management does not believe that loss contingencies arising from pending legal, regulatory and governmental proceedings, including the matters described herein, will have a material adverse effect on the combined financial position or liquidity of the Company. However, in light of the inherent uncertainties involved in these matters, some of which are beyond the Company’s control, and the very large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could occur. In connection with the spin-off, CHS has agreed to indemnify QHC for certain liabilities relating to outcomes or events occurring prior to the closing of the spin-off, including (i) certain claims and

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

proceedings with respect to the Company’s healthcare facilities known to be outstanding on or prior to the closing date of the spin-off and (ii) certain claims, proceedings and investigations by governmental authorities or private plaintiffs related to activities occurring at or related to the Company’s healthcare facilities prior to the closing date of the spin-off, but only to the extent, in the case of clause (ii), that such claims are covered by insurance policies maintained by CHS, including professional liability and employer practices. Notwithstanding the foregoing, CHS will not indemnify QHC in respect of any claims or proceedings arising out of or related to the business operations of QHR at any time or QHC’s compliance with the Corporate Integrity Agreement (“CIA”) that QHC will enter into in connection with the Distribution.

With respect to all legal, regulatory and governmental proceedings, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome with respect to any such matter is probable and the amount of the loss can be reasonably estimated, the Company records an accrual for the estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome with respect to material matters is reasonably possible and the Company is able to determine an estimate of the possible loss or a range of loss, whether in excess of a related accrued liability or where there is no accrued liability, the Company discloses the estimate of the possible loss or range of loss. However, the Company is unable to estimate a possible loss or range of loss in some instances based on the significant uncertainties involved in, and/or the preliminary nature of, certain legal, regulatory and governmental matters.

The following are matters for which certain Quorum Health entities have been named as defendants or are under regulatory proceedings:

Matters for which an Outcome Cannot be Assessed

Cyber Attack

As previously disclosed by CHS, CHS’ computer network was the target of an external, criminal cyber attack that CHS believes occurred between April and June, 2014. CHS and Mandiant (a FireEye company), the forensic expert engaged by CHS in connection with this matter, believe the attacker was a foreign “Advanced Persistent Threat” group who used highly sophisticated malware and technology to attack CHS systems. The attacker was able to bypass security measures and successfully copy and transfer outside CHS certain non-medical patient identification data (such as patient names, addresses, birthdates, telephone numbers and social security numbers), but not including patient credit card, medical or clinical information. CHS continues to work closely with federal law enforcement authorities in connection with their investigation and possible prosecution of those determined to be responsible for this attack. Mandiant has conducted a thorough investigation of this incident and continues to advise CHS regarding security and monitoring efforts. CHS is providing appropriate notification to affected patients and regulatory agencies as required by federal and state law. CHS is offering identity theft protection services to individuals affected by this attack.

CHS has incurred certain expenses to remediate and investigate this matter and expects to continue to incur expenses of this nature in the foreseeable future. In addition, multiple purported class action lawsuits have been filed against CHS and certain subsidiaries. These lawsuits allege that sensitive information was unprotected and inadequately encrypted by CHS. The plaintiffs claim breach of contract and other theories of recovery, and are seeking damages, as well as restitution for any identity theft. On February 4, 2015, the United States Judicial Panel on Multidistrict Litigation ordered the transfer of the purported class actions pending outside of the District Court for the Northern District of Alabama to the District Court for the Northern District of Alabama for coordinated or consolidated pretrial proceedings. A consolidated complaint was filed and CHS filed a motion to dismiss on September 21, 2015, which was partially argued on February 10, 2016. In an oral ruling from the bench, the court greatly limited the potential class by ruling only plaintiffs with specific injury resulting from the

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

breach had standing to sue. Further, on jurisdictional grounds, the court dismissed Community Health Systems, Inc. from all non-Tennessee based cases. Finally, the court set April 15, 2016 for further argument on whether the remaining plaintiffs have sufficiently stated a cause of action to continue their cases. At this time, CHS is unable to predict the outcome of this litigation or determine the potential impact, if any, that could result from this litigation, but CHS intends to vigorously defend these lawsuits. This matter may subject CHS to additional litigation, potential governmental inquiries, potential reputational damage, and additional remediation, operating and other expenses. Pursuant to the Separation and Distribution Agreement, CHS will indemnify QHC for any liability incurred by QHC related to this matter and future liabilities will not be assumed by QHC.

Blue Island, Illinois – Patient Status

On October 9, 2015, the hospital in Blue Island, Illinois received a CID from the Office of the United States Attorney in Chicago, Illinois concerning allegations of upcoding observation and other outpatient services and improperly falsifying inpatient admission orders. The CID requests medical records and documentation concerning status change from observation to inpatient. The Company and CHS are fully cooperating with this investigation. Because this matter relates solely to assets that will be transferred to QHC in the spin-off, CHS will not indemnify QHC and, following the spin-off, QHC will be responsible for costs, and will bear any liability related to this matter.

Commercial Litigation and Other Lawsuits

Mounce v. Community Health Systems, Inc. This case is a purported class action lawsuit served on July 29, 2015, claiming CHS’s affiliated Arkansas hospitals violated payor contracts by allegedly improperly asserting hospital liens against third-party tortfeasors and seeking class certifications for any similarly situated plaintiffs at any affiliated Arkansas hospital. CHS believes these claims are without merit and will vigorously defend the case. Pursuant to the Separation and Distribution Agreement, CHS will indemnify QHC for any liability incurred by QHC related to this matter and future liabilities will not be assumed by QHC.

Quorum Health Resources, LLC v. Hancock Medical Center. Arbitration claim and counterclaim are currently pending for breach of contract and negligence arising out of a Management Services Agreement between QHR and the hospital. The case is currently in expert discovery phase with arbitration scheduled to begin April 11, 2016. CHS believes this claim is without merit and will vigorously defend the case. As previously stated, CHS will not indemnify us in respect of any claims or proceedings related to the business operations of QHR, including this matter. As a result, following the closing of the spin-off, we will be responsible for defending against, and will bear any liability related to, this matter.

HMA Matters

CHS is also a party to various legal proceedings related to matters assumed by CHS in connection with its acquisition of HMA in 2014. CHS has agreed to indemnify QHC for certain liabilities arising out of or in connection with the acquisition of HMA in 2014, including certain matters relative to the contingent value rights agreement entered into in connection with such acquisition. As such, QHC has not recorded a liability for the contingencies of CHS that are related to these various legal proceedings, and presently there are no amounts identified that are the responsibility of the Company.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Settlements of Prior Contingencies

U.S. ex rel. Baker vs. Community Health Systems, Inc. (United States District Court for the District of New Mexico)

The Parent’s knowledge of this matter originated in early 2006 with correspondence from the Civil Division of the Department of Justice requesting documents in an investigation it was conducting involving the Company. The inquiry related to the way in which different state Medicaid programs apply to the federal government for matching or supplemental funds that are ultimately used to pay for a small portion of the services provided to Medicaid and indigent patients. These programs are referred to by different names, including “intergovernmental payments,” “upper payment limit programs,” and “Medicaid disproportionate share hospital payments.” For approximately three years, the Company provided the Department of Justice with requested documents, met with its personnel on numerous occasions and otherwise cooperated in its investigation. During the course of the investigation, the Civil Division notified the Company that it believed that the Company and its two New Mexico hospitals caused the State of New Mexico to submit improper claims for federal funds, in violation of the Federal False Claims Act. This investigation has culminated in the federal government’s intervention in the referenced qui tam lawsuit, which alleges that the Company’s New Mexico hospitals “caused to be filed” false claims from the period of August 2000 through June 2011.

The Parent settled this matter in February 2015. The portion of the settlement allocated to QHC is $26.4 million, which was previously reserved, and is included in government settlements and related costs in the combined statements of income for the year ended December 31, 2014. A corporate integrity agreement was not required.

Department of Justice Investigation of Medicare Short-Stay Admissions from Emergency Departments of CHS Hospitals

In April 2011, the Parent received a document subpoena from The Office of Inspector General of the Department of Health and Human Services (“OIG”) in connection with an investigation of possible improper claims submitted to Medicare and Medicaid. The subpoena was directed to all of the Parent’s hospitals and requested documents concerning emergency department processes and procedures, including the hospitals’ use of the Pro-MED Clinical Information System, a third party software system that assists with the management of patient care and provides operational support and data collection for emergency department management. The subpoena also sought information about the Parent’s relationships with emergency department physicians, including financial arrangements. This investigation was led by the Department of Justice.

The Parent settled this matter in 2014. The portion of the settlement allocated to QHC was $20.5 million, which was previously reserved, and is included in government settlement and related costs in the combined statement of income for the year ended December 31, 2013.

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events for disclosure or recognition in the combined financial statements through March 7, 2016, the date the combined financial statements were available to be issued, and noted no events requiring disclosure or recognition in the combined financial statements.